06016167

7/6

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tokyo Star Bank Limited

*CURRENT ADDRESS 6-16, Akasaka 1-chome
minato-ku
Tokyo, Japan

PROCESSED
AUG 2 3 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35006 FISCAL YEAR 3/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: MAC
DAT : 8/18/06

RISK FACTORS

You should consider carefully the following risks and uncertainties, along with the other information in this offering memorandum, before making a decision to buy the shares. If any event related to the following risks actually occurs, our business, prospects, financial condition or results of operations could be materially adversely affected. Following the occurrence of any such event, the value of the shares could also decline and you could lose all or a part of your investment.

We have described the risks and uncertainties that our management believes are material, but these risks and uncertainties may not be the only ones we face. Additional risks and uncertainties, including ones that we currently are not aware of or do not currently deem material, may also result in decreased revenues or increased expenses or have other consequences that could result in a decline in the value of the shares.

Risks Related to Our Business

We face significant challenges in growing our business

We have smaller operations than many of our competitors in the Japanese financial services market. Our strategy calls for us to continue to grow our loan portfolio and deposit base within the mature and competitive Japanese banking market. We believe that some of the challenges we face in executing this strategy are:

- securing new customers despite having a smaller physical presence in our target market than many of our competitors. For example, some of the large banking groups in Japan have over 200 branches in the greater Tokyo area, whereas we had 31 branches and one sub-branch in the same area as of March 31, 2005;
- ensuring that our investments in raising our brand awareness through advertising, building new and remodeling existing branches as "financial lounges", relocating branches to more accessible areas and providing personalized financial consultations and free seminars on financial products and services at these branches generate expected increases in our customers and revenues;
- competing for loans with other banks and financial institutions that may be willing to accept lower margins from their lending businesses; and
- continuing to introduce value-added and innovative services to differentiate ourselves from our competitors, and countering the efforts of our competitors to match our new service offerings.

The success of our growth strategy depends on our ability to develop and introduce innovative products and services for our targeted customers in a timely manner

We seek to develop and introduce innovative products and services with features not offered by our competitors to small and medium-sized enterprises and retail customers in order to grow our business and increase our profitability. Over the past four years, we introduced several new products and services that included features unique to the Japanese market at the time of release, including the *Star One* mortgage through which customers can lower their effective rate of interest by increasing the balances of their deposits with us, and our Australian dollar ten-year *Star Elite* time deposit, which is the first Australian dollar ten-year time deposit introduced in the Japanese market. Although we have experienced success with many of our new products and services, there can be no assurance that our future product or service offerings will gain acceptance among Japanese customers.

In addition, most of our products and services can be copied by our competitors and many banks and other financial institutions are competing for the same customer base. In our corporate banking business, in particular, our strategy is to deemphasize a product or target market when competition causes profit margins to decline to a level that we believe is unattractive. For example, a number of our competitors now also offer debtor-in-possession, or DIP, financing to small and medium-sized enterprises, a market into which we believe we were among the first to enter. This has resulted in a compression of margins and, in turn, a decline in our originations of new DIP loans during the year ended March 31, 2005 from relatively high levels in the year ended March 31, 2004. There can be no assurance that we will be successful in introducing new products and services to replace ones that we deemphasize as a result of increased competition.

Furthermore, the introduction of new products and services may, in some cases, involve risks and challenges of a type with which we have no or limited experience. There can be no assurance that we will overcome these risks and challenges and compete effectively in the new business area.

Our strategy of focusing on the financing needs of small and medium-sized enterprises in growing our corporate banking business involves significant risks

We are focused on growing our corporate banking business by targeting the financing needs of small and medium-sized enterprises. As of March 31, 2005, loans and discounted bills to small and medium-sized enterprises constituted 62.2% of our outstanding loan portfolio on a non-consolidated basis.

Generally, loans to small and medium-sized enterprises have higher interest rates than loans to large corporations, but also have a greater risk of becoming non-performing. Although we have established and follow strict lending guidelines under which we make loans to these businesses, there can be no assurance that the higher yields on these loans will fully compensate for the losses we may incur as a result of higher default rates. In addition, we seek to diversify our credit risks related to small and medium-sized enterprise borrowers by introducing new loan products that place greater emphasis on the expected cash flows of the borrower or project than the borrower's creditworthiness. For example, we offer non-recourse real estate loans that rely on cash flows generated by the underlying real estate and do not have recourse to the borrower's other assets. We believe that by maintaining our strict lending policies and continuing to diversify our credit risks, we should be able to secure a balance between the risks and returns of lending to small and medium-sized enterprises and continue to grow our corporate banking business and increase our profitability. However, there can be no assurance that our focus on small and medium-sized enterprises will not adversely affect our problem claims ratios and net returns from our lending operations.

Increased competition for the business of small and medium-sized enterprises could affect our ability to implement our business strategy for our corporate banking business

We believe that Japan's large banking groups are increasing their efforts to service small and medium-sized enterprises as they seek to offset decreased borrowings by large corporate borrowers and to take advantage of higher yields offered by lending to smaller businesses. Increased competition from the large banking groups and other banks and financial institutions in the small and medium-sized enterprise lending market has already resulted in a decrease in originations of certain of our products and services, and there can be no assurance that others will not be similarly affected in the future. This, and any future increase in competition from the large banking groups or other financial institutions, could adversely affect the scope and profitability of our corporate banking business.

We need to offset a decrease in income from our purchased loans with the growth of our loan portfolio and fee and commission income

Income from loans acquired at a discount from Tokyo Sowa Bank and in other acquisitions as reflected on our consolidated statement of income, excluding interest earned on loans not classified as "troubled loans" pursuant to the terms of such loans, declined from ¥20,427 million in the year ended March 31, 2004 to ¥15,237 million in the year ended March 31, 2005. Unless we successfully purchase additional loan portfolios at substantial discounts to face value in the future, income from purchased loans is expected to decrease further in future fiscal periods as the outstanding portion of loans acquired from Tokyo Sowa Bank and in other acquisitions continues to decrease as these loans mature or are otherwise repaid or resolved. There can be no assurance that we can grow our lending and fee-based businesses at a rate that will enable us to increase our revenues by an amount sufficient to offset the decrease in income from our purchased loans. For a discussion of income generated by our purchased loans and the accounting treatment of purchased loans, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Composition of Revenue" and "—Accounting for Purchased Loans and Loan Purchase Revenue".

We have an outstanding dispute with the Japanese tax authorities which may affect our future results of operations or financial condition

In June 2005, the Tokyo Regional Tax Bureau, or TRTB, completed an audit of our tax returns for the years ended March 31, 2002, 2003 and 2004 and, based on the audit, the Director of the Azabu Tax Office issued an assessment against us, consisting of an additional ¥8,801 million in income taxes (including corporation, local inhabitants and enterprise taxes) for these periods and ¥1,685 million in penalties and interest. Approximately ¥8,203 million of the assessed tax amount (not including penalties and interest) is attributable to the TRTB's conclusion that we should have recognized certain gains, or accelerated the recognition of income resulting from the amortization of the difference between the book value and the principal amount of, loans purchased at a discount for these periods. The remaining amount of ¥598 million (not including penalties and interest) relates to certain personnel expenses, deposits and guarantee fees paid to a subsidiary.

Because the assessment was attributable almost entirely to temporary differences in the timing of income and loss recognition for tax purposes, the application of TRTB's assessment to the year ended March 31, 2005 resulted in a decrease in the amount of taxes paid of ¥3,384 million. Therefore, the net additional amount of taxes paid for the four years ended March 31, 2005 was equal to ¥5,417 million, representing the difference between the ¥8,801 million tax assessment and the ¥3,384 million decrease in the amount of taxes paid for the year ended March 31, 2005.

Based on our understanding of the relevant Japanese tax law and interpretations thereof, as well as Japanese accounting rules, we disagree with this assessment, in particular as it relates to the tax treatment of the amortization income from purchased loans, and have filed a request for reconsideration and partial cancellation of the assessment with the National Tax Tribunal of Japan. We have, however, paid the full amount of the assessed taxes and the related penalties and interest, except for unbilled interest on local inhabitants and enterprise taxes, under protest in order to prevent an increase in potential penalties and interest. Based on the application of TRTB's assessment through the year ended March 31, 2005 and items in the tax assessment we accepted, we estimate that the impact on our consolidated statement of income for the six months ending September 30, 2005 will be a tax expense of ¥114 million for penalties and interest. If the dispute ultimately is resolved entirely in TRTB's favor, we estimate that the impact on our consolidated statement of income, based on data from our first four fiscal years, would be a net loss from tax assessment of ¥1,938 million.

For a further discussion of our accounting treatment of this tax assessment, see "—Critical Accounting Policies—Deferred Tax Assets" and "—Recent Developments and Outlook—Results for the Three Months Ended June 30, 2005" under "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Our risk management policies and procedures may not adequately address unidentified or unanticipated risks

We have directed significant resources toward developing our risk management policies and procedures and are committed to continuing to do so in the future. However, our policies and procedures may not be fully effective due to:

- the rapid rate of expansion of our loan portfolio;
- the lack of financial information available for some borrowers, in particular those borrowers whose loans were acquired from Tokyo Sowa Bank; and
- our strategy of continuing to introduce new products and services.

Management of operations, legal and regulatory risks requires, among other things, policies and procedures to record properly and verify a large number of transactions and events. The expansion in the scale of our operations will continue to test the effectiveness of our policies and procedures.

In addition, some of our methods of managing risk are based upon our use of observed historical trends, borrower and market behavior and other historical measures. These methods may not accurately predict future risk exposures, which could be significantly greater than the historical measures indicate. Furthermore, as a bank with a limited operating history, we possess less historical data than most of our competitors.

We are exposed to significant concentration risk as a significant portion of our loans are to the real estate industry and are loans secured by real estate

As of March 31, 2005, 66.5% of our outstanding loans and discounted bills, on a non-consolidated basis, were secured by real estate. Our loans and discounted bills in the real estate industry classification accounted for approximately 28.6% of our total loan portfolio, on a consolidated basis, as of March 31, 2005, of which 59.8%, or approximately 17.2% of our total loan portfolio, were non-recourse real estate loans. In addition, approximately 90% of our loans and discounted bills to individuals, on a non-consolidated basis, were residential loans. The Japanese real estate industry has been severely and adversely affected by a prolonged decline in Japanese real estate values since the early 1990s. Japanese real estate prices generally have declined for fourteen straight years and may still be falling, although real estate prices in central Tokyo increased in 2004 for the first time since the early 1990s. More recently, the industry has experienced an oversupply of new condominium and apartment complexes in outlying parts of the Tokyo area. Our real estate loans and, in particular, our non-recourse real estate loans, are adversely affected by declines in rents and occupancy rates and other consequences of oversupply and declines in real estate prices that affect the cash flows from, and the value of, the underlying real estate assets. Although we believe our reserves, together with the estimated value of collateral on these loans, are currently sufficient, any continued decline in real estate prices may result in additional credit costs.

We are increasing our exposure to industries that may carry additional risks

As part of our efforts to grow our business, we seek to identify and lend to customers in markets that we believe are underserved. Some of these markets are underserved, at least in part, due to the risks, or perceived risks, associated with providing lending and other banking services to these businesses. For example, we are currently focused on increasing loans to the nursing home and elderly care industry. The large banking groups and our other competitors currently have limited exposure to this industry because of real or perceived credit-related risks associated with these loans as a result of limited historical credit information related to this industry, and because the facilities are often run by independent operators with limited assets and little individual credit history. We also lend to the pachinko industry, which operates gaming centers that house the popular Japanese game machine. Some of our competitors avoid lending to this industry due in part to perceived reputational and other risks.

We believe that an appropriate balance between risks and returns can be achieved in lending funds to industries to which large banking groups and our other competitors have limited exposures. However, as we continue to implement our strategy of identifying and lending to underserved markets, we may suffer additional losses on our loan portfolio which are not effectively offset by the higher interest rates charged on loans to these markets.

We may suffer additional losses in the future due to problem claims

As of June 30, 2005, our problem claims, which we define as claims that require disclosure under the Financial Revitalization Law, constituted 4.3% of our total claims on a non-consolidated basis. In addition, claims against "other borrowers requiring caution" as classified under our self-assessment guidelines, were equal to ¥98,775 million, or 10.9%, of our total non-consolidated claims as of June 30, 2005. For further discussion of our classification of claims against other borrowers requiring caution, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Asset Quality and Disposal of Problem Claims—Disclosure of Problem Claims and Risk-Managed Loans—Disclosure under Self-Assessment Procedures".

While we have in place risk management policies that we believe address risks related to problem claims, including providing adequate reserves for possible loan losses, our problem claims and related losses could increase if, among other things, economic conditions in Japan deteriorate, if real estate or stock prices in Japan decline, or if the rate of corporate or individual bankruptcies in Japan rises. For example, during the three-month period ended June 30, 2005, we recognized additional credit costs, consisting of both write-offs and provision for loan losses, in the amount of ¥4,341 million with respect to loans in the aggregate principal amount of ¥6,516 million made to a consumer finance company and its subsidiary as a result of the effective bankruptcy of the borrowers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments and Outlook—Results for the Three Months Ended June 30, 2005" and Note 26 of Notes to our audited consolidated financial statements. An increase in problem claims would adversely affect our results of operations and financial condition, as well as erode our capital base.

Our reserve for possible loan losses may be insufficient to cover future loan losses

Our reserve for possible loan losses is based on our past experience of loan losses and assumptions and estimates about general business and economic conditions, the character, quality and performance of our loan portfolio, the value of collateral and guarantees and other pertinent indicators. Our actual loan losses could prove to be materially different from our estimates and could materially exceed our reserves. If general economic conditions deteriorate, we may have to provide additional reserves for possible loan losses. In particular, we believe our borrowers, substantially all of whom are small and medium-sized enterprises and retail customers, are more vulnerable to deteriorations in the economy than large corporate borrowers as many smaller borrowers do not have the financial resources to weather prolonged disruptions in their cash flows. Additional reserves could also be necessary if the value of collateral we hold declines or if we are adversely affected by other factors to an extent that is worse than anticipated.

We believe our existing reserves are sufficient to cover the risk of additional loan losses from items we have identified, but there can be no assurance that other loan losses will not arise in the future. For a detailed discussion of our reserve policy and the historical trend of reserves for possible loan losses, see "—Overview—

Reduction in Problem Claims and Credit Costs" and "—Financial Condition—Asset Quality and Disposal of Problem Claims" under "Management's Discussion and Analysis of Financial Condition and Results of Operations".

We may encounter difficulty in diversifying our sources of funds in the future and any alternative sources of funds may carry higher interest rates and adversely affect our results of operations and financial condition

We believe that deposits currently are our most cost-efficient source of funds. As of March 31, 2005, deposits constituted 96.7% of our liabilities. Our strategy calls for continued reliance on deposits, particularly deposits from retail customers, to fund expected growth in our lending business. However, we may not succeed in continuing to expand our deposit base. In that event, we may need to diversify our sources of funds, including through accessing the debt capital markets, securing committed lines of credit from other financial institutions and selling our loans and discounted bills and our securities. Although we believe that we could obtain funds from these and other sources of funds, if necessary, we may not succeed in doing so, particularly in the event of changes in the Japanese domestic debt market, a deterioration in the Japanese economy or a decline in our creditworthiness or financial condition. Furthermore, these alternative sources of funds may carry higher interest rates, which could adversely affect margins in our lending business and may otherwise adversely affect our results of operations and financial condition.

Because we service primarily small and medium-sized enterprises and retail customers located in the greater Tokyo area, our results of operations are more affected by negative developments in the economic environment in this area than are banks with more geographically diverse operations

Currently, a substantial majority of our loans and discounted bills, deposits and net interest income are derived from small and medium-sized enterprises and retail customers located in the greater Tokyo area. The activities from which we earn fees and commissions and income from the sale of investment trusts and insurance products also depend primarily on this customer base. As a result, our sources of revenue and earnings are less geographically diversified than those of Japan's major banking groups and our results of operations could be adversely affected by developments that have a proportionately greater negative impact on customers and businesses in this area.

We are required to maintain our capital ratio above a minimum required level, and this capital ratio could be adversely affected by factors such as increased credit costs and changes in regulations

As a Japanese bank with only domestic operations, we are required to maintain a risk-weighted total capital ratio above 4% under the capital adequacy guidelines of Japan's Financial Services Agency, or the FSA. Our consolidated total capital adequacy ratio was 8.84% as of March 31, 2005. However, this ratio could decline as a result of a number of factors, including, among other things:

- costs related to disposal of problem claims or from future deterioration of the quality of our assets, including a shift of assets from claims against other borrowers requiring caution, which stood at ¥98,775 million as of June 30, 2005, to claims against borrowers requiring special caution or worse;
- a decline in the value of our securities portfolio;
- a reduction in the value, or changes in the assumptions underlying the calculation, of our deferred tax assets; or
- changes in rules or in the guidelines regarding the calculation of bank capital ratios.

In addition, the risk-weighted capital guidelines promulgated by the Basel Committee on Banking Supervision, which form the basis for the capital adequacy guidelines set by the FSA, are being revised, and new guidelines are expected to be implemented in 2006.

If our capital ratio falls below required levels, the FSA could require us to implement a variety of corrective measures, or the FSA could suspend all or part of our business operations. For a discussion of our capital ratios and the related regulations relating to capital adequacy, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Adequacy—Capital Ratios" and "Supervision and Regulation—Capital Adequacy".

Our trading and investment activities expose us to interest rate, currency and other risks

We undertake trading and investment activities, primarily for asset and liability management, or ALM, and liquidity purposes, involving a variety of financial instruments, including derivatives. Our income from these activities is subject to volatility caused by, among other things, changes in interest rates, changes in credit ratings of the bonds in our portfolio, and fluctuations in foreign currency exchange rates and in equity and debt markets. For example, increases in interest rates generally have an adverse effect on the value of our fixed income portfolio. We held ¥233,533 million of Japanese government, local government and corporate bonds as of March 31, 2005. In addition, as we report our financial results in yen, increases in the value of the yen against foreign currencies, in particular the dollar, have an adverse effect on the value of our foreign currency-denominated securities and could adversely affect our results of operations to the extent that we do not effectively hedge our exposure or have corresponding gains from foreign currency liabilities, consisting primarily of our foreign currency deposits. We held ¥36,628 million of foreign currency-denominated securities as of March 31, 2005. Our results of operations and financial condition in future periods will be exposed to risks of losses or reduced earnings associated with our trading and investment activities. For information on our investment portfolio, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Securities".

Our results of operations and financial condition could be adversely affected if we enter into transactions or relationships that do not yield expected returns or that prove incompatible with our existing business

Over the past four years, we have expanded our business not only through organic growth, but also through strategic acquisitions. For example, we acquired several smaller companies in 2003 and 2004 in an effort to expand our corporate and retail customer base.

We may continue to seek other acquisitions or enter into joint ventures and alliances to acquire know-how that we do not possess or expand the scope of our business, and some of these activities may depart from our business strategy. Any acquisitions, joint ventures or alliances we consummate may prove to be unprofitable and we may fail to recover investments or expenditures made. It may also require significant management and other resources to benefit from any alliances or integrate acquired businesses.

We may refrain from raising new capital, acquiring new assets or businesses or entering into other transactions that require the issuance of shares of our common stock

We may refrain from raising new capital, acquiring new assets or businesses or entering into other transactions if the transaction requires the issuance of shares of our common stock due to the impact of the share issuance on LSF-TS and LSF Tokyo Star, our principal shareholders. LSF-TS and LSF Tokyo Star are, indirectly, owned by a series of Lone Star investment funds, or Lone Star. Under the terms of bonds issued by each of LSF-TS and LSF Tokyo Star, if at any time direct ownership by LSF-TS and LSF Tokyo Star, collectively, of shares of our common stock comprises less than 66.67% of our issued and outstanding shares, all outstanding bonds are subject to mandatory redemption. LSF-TS and LSF Tokyo Star will own 68.51% of the outstanding shares of our common stock immediately following the completion of the global offering (and 66.67% of the outstanding shares of our common stock assuming full exercise of the over-allotment option). The bonds are secured by a pledge to a security trustee of all shares of our common stock held by LSF-TS and LSF Tokyo Star and, following the completion of the global offering, the remaining shares of our common stock held by them will continue to be subject to this pledge. The outstanding principal amount of the bonds following the global offering will constitute a significant portion of the fair market value of the shares of our common stock held by LSF-TS and LSF Tokyo Star. LSF-TS and LSF Tokyo Star have agreed under the terms of the bonds to use their best endeavors to ensure that an event requiring mandatory redemption of the bonds, including a decrease in their collective direct ownership interest in shares of our common stock to below 66.67%, does not occur, unless the bonds are to be redeemed in full at the time of such event. For a further discussion of the terms of the bonds issued by LSF-TS and LSF Tokyo Star, see "Principal and Selling Shareholders—Principal Shareholders—Shares of Our Common Stock Held by Our Principal Shareholders".

A significant downgrading of our credit rating could have a negative effect on our results of operations and financial condition

A significant downgrading of our credit rating by the Japan Credit Rating Agency, Ltd. or by one or more other credit rating agencies that rate us in the future could have a negative effect on our treasury operations, procurement of funds and other aspects of our business. In the event of a downgrading of our credit rating, we may have to accept less favorable terms in our transactions with counterparties, including capital raising activities, or may be unable to enter into certain transactions, such as derivative transactions. This could have a negative impact on the profitability of our treasury activities, fund procurement, product offerings and other operations and could adversely affect our results of operations and financial condition.

We rely on an indemnity from the Deposit Insurance Corporation of Japan to cover litigation costs relating to assets acquired from Tokyo Sowa Bank, but the coverage of, and collection under, the indemnity could be subject to uncertainty

Under the financial support agreement between us and the Deposit Insurance Corporation of Japan, or DIC, we received litigation-related indemnities from DIC, including a general indemnity for costs incurred, including damages, from legal proceedings concerning the assets and liabilities of Tokyo Sowa Bank that relate to certain specified matters arising on or before June 11, 2001. Currently, taking into account DIC's indemnity obligation, we believe there is no pending or threatened litigation or other legal proceedings relating to the activities of Tokyo Sowa Bank prior to June 11, 2001 that would individually or in the aggregate have a material adverse effect on our results of operations. There can be no assurance, however, that a dispute outside the scope of coverage of DIC's indemnity will not arise. In addition, there is no assurance that a dispute will not arise regarding the scope of coverage of DIC's indemnity or the procedure for collection.

The departure or retirement of key management personnel could adversely affect our ability to execute our business strategy

Our success will depend to a significant extent on the performance of our Statutory Executive Officers (*shikko yaku*) and other senior management personnel, including our Chief Executive Officer, or CEO, Mr. L. Todd Budge. The departure or retirement of one or more of our senior management personnel could adversely affect our operations and undermine our ability to execute our business strategy successfully. In addition, it may take time for new appointees to senior management positions to be fully integrated into our management.

We must hire and retain skilled, qualified employees to succeed in implementing our business strategy

We believe it is important to attract and retain employees with relevant professional experience and specialized product knowledge in order to continue to introduce innovative products and services and otherwise implement our business strategy. In addition, in order to maintain and enhance our information technology systems infrastructure, we must continue to hire, train and retain skilled technical personnel. Competition for such highly skilled business, technical and other personnel exists not only from other commercial banks but also from investment banks, finance companies, other financial services providers and information technology companies. As of March 31, 2005, almost one half of our full-time employees consisted of personnel hired laterally. There can be no assurance that we will be successful in attracting, integrating and retaining sufficient numbers of appropriately qualified personnel.

We rely extensively on our information technology systems and their failure could adversely affect our provision of services to customers and our internal operations

We use our information systems and the public Internet to provide our customers with Internet and telephone banking services and otherwise to deliver services to, and perform transactions on behalf of, our customers. Although we believe this approach to customer service is highly cost-effective, it means we depend extensively on the capacity and reliability of the information technology systems supporting our operations. To date, we have not experienced widespread disruptions of service to customers, but there can be no assurance that we will not encounter disruptions in the future due to substantially increased numbers of customers and transactions or for other reasons. In particular, we are still using a mainframe computer system developed by Fujitsu Limited that we acquired in the Tokyo Sowa Bank acquisition, which does not have the capacity and functions necessary to monitor and manage some of our more complex products, including our *Star One* mortgage and foreign exchange products. We utilize a separate banking system built on the Oracle platform, which we have integrated into our mainframe computer system, to service these products. The use of two major banking systems, rather than one, increases the risk of system failures. In addition, we plan to upgrade our mainframe computer system in the early part of 2006 and are also planning to transfer our system to a new, UNIX-based, open-architecture system by 2008. There can be no assurance that we will not encounter disruptions during this process, and any such disruption may inconvenience our customers, damage our customers' confidence in us and otherwise materially adversely affect our business. Our hardware and software are also subject to damage or incapacitation by human error, natural disasters, power loss, sabotage, computer viruses and similar events or the loss of support services from third parties such as Internet backbone providers.

As is the case for many other Tokyo-based companies, our main information technology center in Tokyo and our backup data center in Gunma Prefecture are subject to earthquake risk. While our information technology systems are designed with redundancy at all levels and the capability to recover data and functionality, there can be no assurance that these measures will be sufficient. In addition, our continuity-of-business plans may not address all contingencies in the event of a major disruption of services due to a systems failure.

Our operations could be disrupted if there are interruptions or stoppages in important services provided by third parties

We rely on third-party providers for a number of services that are critical to our operations, including:

- Fujitsu Limited, which performs maintenance services for our mainframe computer and operates our backup systems and ATM operations; and
- Japan Telecom Co., Ltd., which provides our voice and data network services.

If these third-party service providers cease to provide us services, or we experience problems with, or interruptions in, such services, including those caused by earthquakes or other natural disasters, and we are not able to find other third parties to provide similar services on comparable terms and on a timely basis, our operations would be disrupted and we could suffer a material adverse effect on our results of operations. In addition, industry or other developments may cause a third-party service provider to increase the service fees it charges us, which could adversely affect our results of operations and financial condition.

Risks Related to the Japanese Banking Industry

Adverse economic conditions in Japan could negatively affect our results of operations

All of our operations are based in Japan and, as a result, our financial condition and results of operations are primarily affected by developments in the Japanese economy. Following a long period of recession and deflationary conditions, characterized by high rates of corporate and individual bankruptcies and weak consumer confidence and spending, the Japanese economy has recently begun to show signs of improvement. However, there can be no assurance that positive trends in the general economic environment in Japan will continue. Since 1991, Japan has experienced several short periods of economic growth which have been followed by stagnation or decreases in real gross domestic product, or GDP. If economic conditions in Japan again worsen, they could have a material adverse effect on our business and cause a deterioration in the credit quality of our loan portfolio or the value of related collateral. In addition, adverse economic conditions might suppress demand for our products and services.

Negative developments with respect to the Japanese financial system generally could have an adverse impact on our business

Concerns about the soundness of the Japanese financial system could have an adverse impact on the operations and financial position of Japanese banks, including us. Possible effects include the following:

- negative publicity regarding the Japanese financial sector could undermine depositor confidence generally and also adversely affect our image or the price of the shares of our common stock;
- the Japanese government could adopt policies meant to benefit and protect the Japanese economy and society as a whole but which might not benefit shareholders of banks, such as increases in deposit insurance premiums or a requirement to make additional payments pursuant to the deposit insurance law if deposit insurance funds prove to be inadequate; and
- the FSA may, as the result of its regular or other inspections of banks, including us, or for other reasons, make changes in regulatory, fiscal or other policies.

Many initiatives of the Japanese government are intended to result in a more stable, better capitalized Japanese banking industry. For example, in August 2003 the FSA issued business improvement orders to fourteen banks that had received public funds (which did not include Tokyo Star Bank) for failing to achieve the profit targets in their revitalization plans. Moreover, to the extent that policies are not implemented fully, due to political, social or other considerations, government intervention meant to revitalize the banking sector could alter the market for financial services in Japan in ways that do not benefit our shareholders.

Negative media coverage of Japan's banking industry may have a material adverse effect on our share price

In recent years, Japan's banking industry has been covered extensively by both Japanese and foreign media. This coverage includes Japanese banks' problem claims and deferred tax assets. Much of this coverage has been negative and some of this coverage suggests that the amount of problem claims that Japanese banks actually hold is substantially greater than what is disclosed and that the amount of deferred tax assets recognized by Japanese banks is excessively high. While media coverage of Japan's banking industry has recently been more positive, future negative reports, whether or not accurate and whether or not applicable to us, may have a material adverse effect on our share price.

We are subject to significant regulation, and adverse regulatory developments or changes in laws or government policies could have a negative impact on our results of operations

We are subject to significant regulation and regulatory supervision as a licensed bank in Japan. We conduct our business subject to these regulations and associated regulatory risks, including the effects of changes in the laws, regulations, policies and voluntary codes of practice applicable in Japan and their interpretation by relevant government authorities. Future developments or changes in laws, regulations, policies, voluntary codes of practice or interpretations and their effects are unpredictable and beyond our control.

The FSA and other governmental agencies conduct regular and special inspections with respect to financial institutions' operations generally, including reviews of loan classifications. In recent years, the FSA has encouraged a stricter evaluation of claims by Japanese financial institutions and its inspections of financial institutions have generally resulted in the identification of more problem claims than had been initially reported by the financial institutions inspected. While we believe that our current internal evaluation standards for problem claims reflect current FSA guidelines, there can be no guarantee that we will not be encouraged to apply even stricter evaluation standards in the future, which could result in an increase in our problem claims and credit-related expenses. Any of the changes referred to above or any action that may be taken by us, whether as a result of regulatory developments or inspections, could have a material adverse effect on our business and results of operations.

As discussed under "—Risks Related to Our Business—We have an outstanding dispute with the Japanese tax authorities which may affect our future results of operations or financial condition", we are currently contesting a tax assessment by the TRTB related to our tax accounting for purchased loans. While we believe that the TRTB has completed its review of our tax returns for the years ended March 31, 2002, 2003 and 2004, there can be no assurance that the TRTB will not raise issues with respect to our past tax returns within the applicable statute of limitations. Furthermore, reviews by the TRTB of our tax returns for the year ended March 31, 2005 or future fiscal periods could lead to unanticipated tax assessments in such fiscal periods.

We may be subject to liability and regulatory action if we are unable to protect personal and other confidential information

From April 1, 2005, the Law Concerning Protection of Personal Information, which is a measure designed generally to protect the personal information of individuals, took effect with respect to private enterprises and government entities in response to increasing instances of personal information and records in the possession of corporations and institutions being leaked or improperly accessed in recent years. Under the new law, relevant authorities may issue recommendations to, or orders against, us if we fail to protect the personal information of our customers, and we may have to provide compensation for economic loss and emotional distress arising from a failure to protect personal information in accordance with this law. In addition, incidents of mishandling personal information could create a negative public perception of our operations or our brand, which may in turn harm customer and market confidence in us and materially and adversely affect our business, results of operations and financial condition.

In November 2004, personal information on account applications and related identifying personal information for a limited number of our customers held at one of our branches was misplaced. In addition, we recently misplaced a computer that holds personal information related to approximately 453 bank customers during an office layout reorganization. Although we continue to work towards strengthening our internal controls and otherwise are taking measures to help protect against future occurrences of mishandling or leaking of personal information in our possession, there can be no assurance that these measures will be effective in preventing future incidents related to personal information in our possession.

The market for financial services in Japan is highly competitive

Ongoing deregulation, the efforts of many Japanese banks, including us, to diversify sources of income and the expanded presence of foreign institutions and investors have made the Japanese market for financial services highly competitive. We compete with various types of financial services companies, some of which have advantages over us. Our major competitors include:

- *Japan's largest banking groups*: Mitsubishi UFJ Financial Group, Inc., Mizuho Financial Group, Inc., Resona Holdings, Inc. and Sumitomo Mitsui Financial Group, Inc. each has significant banking operations covering the greater Tokyo area. Although we believe that we enjoy certain competitive advantages in our ability to respond more quickly to customer needs with tailored or specialized products, each of these groups is much larger than us in terms of assets, capital base, customer base, branch network and number of employees, has more diversified banking and other operations, has broader alliances with a variety of third parties and is able to offer customers a broader range of products and services than we do.
- *Major investment banks*: We compete with both domestic investment banks and the Japanese affiliates of major international investment banks in our securitization and merger and acquisition, or M&A, advisory services.
- *Government-controlled and government-affiliated entities*: Japan Post, operator of Japan's postal savings system, is the country's single largest deposit-taking institution, and the Government Housing Loan Corporation of Japan is a major provider of housing loans to individuals. On October 14, 2005, Japan's Diet adopted legislation to transform Japan Post into a public corporation in 2007, with privatization to be completed after a ten-year transitional period. In addition, the government has announced that it will abolish the Government Housing Loan Corporation, which has been gradually reducing its loan services to individuals, by 2006. However, a reversal of these policies or the emergence of another government institution that takes deposits or provides housing loans to individuals would have an adverse impact on our business. In addition, initiatives or involvement by the government or government-affiliated financial institutions in the restructuring of small and medium-sized enterprises may reduce the opportunities available to us to grow our corporate banking business.
- *Other retail banks or banking institutions with significant retail operations*: We face increasing competition from other retail banks, retail-oriented online banks and regional banks with operations in the greater Tokyo area, certain of which are pursuing strategies that are similar to ours and are focusing on providing innovative and value-added services to retail customers and small and medium-sized enterprises.
- *Local credit associations and credit unions*: The greater Tokyo area is home to a large number of credit associations and credit unions whose businesses are concentrated on making loans and providing other banking services to small and medium-sized enterprises and retail customers.
- *Consumer finance and other non-bank finance companies in Japan*: We also face competition from major Japanese consumer finance companies such as Acom Co., Ltd. (which is allied with Mitsubishi UFJ Financial Group, Inc.), Aiful Corporation, GE Consumer Finance Co., Ltd., Citi Financial Japan Co., Ltd., Promise Corporation (which is allied with Sumitomo Mitsui Financial Group, Inc.) and Takefuji Corporation, as well as other non-bank finance companies, such as Nissin Co., Ltd., that lend to small business owners or individuals.

We expect competition in our businesses to continue to intensify and there can be no assurance that we will be able to compete effectively with current or future competitors.

A change to the current interest rate policy could adversely affect our results of operations

The Bank of Japan now maintains interest rates at levels near zero percent. If interest rate policies change, we could be adversely affected by lower spreads or a decline in the value of our investments in domestic bonds. In addition, an increase in interest rates may decrease demand for our loan products or increase our problem claims as some of our borrowers with variable-interest loans may not be able to meet the increased interest payment requirements. Any of these developments would adversely affect our results of operations and financial condition.

Risks Related to Shares of Our Common Stock

Following the global offering, LSF-TS and LSF Tokyo will own, in the aggregate, at least 66.67% of our shares of common stock and, thus, will be able to influence fundamental decisions made by our Board of Directors or at our shareholders' meetings

Upon completion of the global offering, Lone Star will indirectly own 68.51% of the outstanding shares of our common stock through LSF-TS and LSF Tokyo Star (and 66.67% of the outstanding shares of our common stock assuming full exercise of the over-allotment option). Accordingly, Lone Star will continue to have the ability to determine or influence fundamental decisions made by our Board of Directors or at our shareholders' meetings, including the election of our Directors, the sale of material assets or businesses, mergers, amendments to our articles of incorporation, future issues of shares of common stock or other securities and the declaration of dividends. In addition, under the terms of bonds issued by LSF-TS and LSF Tokyo Star, LSF-TS and LSF Tokyo Star will be required to redeem all such outstanding bonds if a majority of our Directors are not persons appointed by or nominated by Lone Star Fund III (U.S.), L.P., the Lone Star fund which currently holds the economic interests in shares of our common stock through LSF-TS and LSF Tokyo Star, or if, for any reason, LSF-TS and LSF Tokyo Star cease to own at least 66.67% of the outstanding shares of our common stock. Moreover, the maturity of the bonds may be accelerated at the option of the bondholders if the value of the remaining pledged shares and other collateral pledged to secure the bonds is below certain levels required by the terms of the bonds. Further, the maturity of the bonds may be accelerated upon the occurrence of certain other events of default specified by the terms of the bonds. See "Principal and Selling Shareholders—Principal Shareholders—Shares of Our Common Stock Held by Our Principal Shareholders". Finally, LSF-TS and LSF Tokyo Star rely on dividends paid by us to service their bonds, which may result in their recommending the payment of dividends at times when our management believes there are better uses for our funds. The interests of Lone Star, including those arising out of the terms of the bonds issued by LSF-TS and LSF Tokyo Star, with respect to our operations and other matters over which they may have influence may differ from the interests of our other shareholders.

Future sales of shares of our common stock by our existing shareholders or our issuance of additional shares could lower the market price of shares of our common stock

Lone Star will indirectly own 68.51% of the outstanding shares of our common stock upon the completion of the global offering (and 66.67% of the outstanding shares of our common stock assuming full exercise of the over-allotment option). These shares are currently, and will continue to be, subject to a pledge to secure obligations under bonds issued by LSF-TS and LSF Tokyo Star. If certain events occur as discussed under "Principal and Selling Shareholders—Principal Shareholders—Shares of Our Common Stock Held by Our Principal Shareholders", the security trustee under the bonds may exercise its security interest over the shares of our common stock held by LSF-TS and LSF Tokyo Star and sell such shares on the TSE or otherwise in Japan or abroad to satisfy the obligations of LSF-TS and LSF Tokyo Star under the bonds, which could have a negative impact on the market price of shares of our common stock. In addition, LSF-TS and LSF Tokyo Star may decide to sell their remaining shares of our common stock on the TSE or otherwise in Japan or abroad, provided that they remain in compliance with the terms of the bonds. Any such sale of shares could result in another person gaining control over us.

Furthermore, subject to the considerations set out in "—Risks Related to Our Business—We may refrain from raising new capital, acquiring new assets or businesses or entering into other transactions that require the issuance of shares of our common stock", our Representative Executive Officer will be able to cause the issuance of additional shares of common stock within the unissued portion of our authorized share capital, generally without any shareholder vote. If we were to issue additional shares of common stock in the future, purchasers of shares in the global offering may experience dilution. In connection with the global offering, we, LSF-TS, LSF Tokyo Star and each of the other selling shareholders have agreed, subject to certain exceptions, not to issue or sell shares of our common stock for a period from the date of this offering memorandum to the date 180 days after the listing date unless otherwise approved in advance in writing by the joint global coordinators. In addition, the security trustee under the bonds issued by LSF-TS and LSF Tokyo Star has agreed that shares subject to the pledge held by LSF-TS and LSF Tokyo Star are subject to the lock-up provisions. See "Offering and Sale". The sale or issuance or the potential sale or issuance of additional shares of our common stock, or sales of shares of our common stock by LSF-TS and LSF Tokyo Star, may lead to changes in our strategy and could have an adverse impact on the market price of shares of our common stock.

There has been no prior market for shares of our common stock, and the market price for shares of our common stock may fluctuate greatly. There can be no assurance that a liquid trading market for shares of our common stock will develop or be sustained

Prior to the global offering, there has been no market for shares of our common stock. The price of shares of our common stock may fluctuate widely after the global offering and may trade at prices below the initial public offer price, depending on factors such as:

- market perception of our business and the Japanese banking and financial services industries in general, including that created in response to negative media coverage of these industries or of us;
- differences between our actual financial and operating results and those expected by investors and analysts;
- changes in general economic or market conditions; and
- broad market fluctuations.

We expect shares of our common stock to be approved for listing on the TSE. This stock exchange listing will not, however, guarantee that a liquid trading market for shares of our common stock will develop or be sustained after the global offering, and the price of shares of our common stock may not remain at or above the initial public offer price.

U.S. holders of our shares may be subject to adverse tax consequences if we are considered a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes.

A foreign corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable "look-through rules," either (i) at least 75% of its gross income is "passive income" or (ii) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. Although interest income is generally passive income, a special rule allows banks to treat their banking business income as non-passive. To qualify for this rule, a bank must satisfy certain requirements regarding its licensing and activities. We believe that we currently meet these requirements. Although, based on the actual and projected composition of our income and the value of our assets, we do not believe that we should be treated as a PFIC for the last and the current taxable years, a significant portion of our assets are attributable to cash, securities and other potentially passive assets that are not used directly in our banking business. Further, because we are a "controlled foreign corporation" under the Internal Revenue Code, special rules currently apply to us in determining the value of our assets for PFIC purposes. Although we do not expect to become a PFIC in the future, since our possible status as a PFIC must be determined annually, there can be no assurance that we will not be treated as a PFIC in any future year in which you hold shares.

If we were to be considered a PFIC, U.S. holders of our shares would generally be subject to special rules and adverse tax consequences with respect to certain distributions made by us and on any gain realized on the sale or other disposition of our shares. Such U.S. holders might be subject to a greater U.S. tax liability than might otherwise apply and incur tax on amounts in advance of when U.S. federal income tax would otherwise be imposed. A U.S. holder of our shares might be able to avoid these rules and consequences by making an election to mark its shares to market. See "Taxation—United States Taxation—Passive Foreign Investment Company Considerations" for further information.

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell shares of our common stock at a particular price on any particular trading day, or at all

Stock prices on the TSE are determined on a real-time basis by the balance between bids and offers. The TSE is an order-driven market without specialists or market makers to guide price formation. To prevent excessive volatility, the exchange sets daily upward and downward price range limitations for each listed stock, based on the previous day's closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits on the TSE. Consequently, an investor wishing to sell at a price above or below the relevant daily limit on the TSE may not be able to effect a sale at such price on a particular trading day, or at all.

Rights of shareholders under Japanese law may be more limited than those under the laws of jurisdictions within the United States and other countries

Our articles of incorporation, share handling regulations, regulations of the Board of Directors, committee regulations and the Commercial Code of Japan, or the Commercial Code, govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors' and officers' fiduciary duties and shareholders' rights may be different from those that would apply if we were a non-Japanese company. Shareholders' rights under Japanese law may not be as extensive as shareholders' rights under the laws of other countries or jurisdictions within the United States. You may have more difficulty in asserting your rights as a shareholder of Tokyo Star Bank than you would as a shareholder of a corporation organized in another jurisdiction. In addition, a bill was recently passed by Japan's Diet that amends provisions governing joint stock corporations, such as Tokyo Star Bank. These amendments currently are expected to take effect in the spring of 2006. Some of these amendments may affect the ability of minority shareholders to exercise their shareholder rights as described under "Description of Common Stock". Furthermore, Japanese courts may not be willing to enforce judgments of U.S. courts against us in actions brought in Japan which are based upon U.S. federal or state securities laws.

INFORMATION CONCERNING OUR COMMON STOCK

Dividend Policy

The declaration, payment and amount of any year-end and interim dividends require a resolution of our Board of Directors and are subject to statutory restrictions. If such resolution is made, dividend payments are made to shareholders of record as of the record dates for such payments. September 30 is the record date for interim dividends and March 31 is the record date for annual dividends. See "Description of Common Stock—Dividends".

Our current dividend policy is based on factors including, but not limited to, our earnings for the relevant period, financial condition and cash requirements, business prospects and such other factors as may be relevant at the time, including statutory and other restrictions with respect to the payments of dividends. Subject to the foregoing restrictions and factors, we have announced that we expect to pay a larger dividend with respect to the year ending March 31, 2006 than paid in the prior fiscal year. The shares offered in the global offering will be entitled to any future annual and interim dividends that may be declared to holders of record as of March 31, and September 30, of each year, respectively. See "Description of Common Stock—Dividends". Dividends paid to shareholders, including those who are non-residents of Japan or non-Japanese corporations without a permanent establishment in Japan, will be subject to Japanese withholding taxes. See "Taxation—Japanese Taxation". Purchasers of shares in the global offering will not be entitled to any interim dividends declared and paid to holders of record as of September 30, 2005, but will be eligible to receive dividends declared and paid for future periods.

The following table sets forth the annual and interim dividends paid on shares of our common stock with respect to each of the record dates specified below. The amounts have been adjusted to reflect the impact of a 5-for-1 stock split of shares of our common stock consummated on September 1, 2005.

Record date	Dividend per share
	(yen)
September 30, 2001	—
March 31, 2002	¥5,714.28
September 30, 2002	—
March 31, 2003	¥8,571.42
September 30, 2003	—
March 31, 2004	¥1,428.57
September 30, 2004	—
March 31, 2005	¥1,857.14

Authorized and Issued Share Capital

As of the date of this offering memorandum, we have an authorized share capital of 2,800,000 shares of common stock, of which 700,000 shares are issued and outstanding.

Listing of the Shares of Our Common Stock on the Tokyo Stock Exchange

Application has been made to list the shares of our common stock on the TSE. The TSE will determine in connection with the global offering whether shares of our common stock will be eligible for listing on its First Section or Second Section on the basis of criteria relating to the expected number of outstanding shares, the aggregate market value of the shares and the expected amount of public float of shares, in each case at the time of listing, after taking into account the offer price of the shares and other factors. It is expected that the shares of our common stock will be admitted for trading on the TSE upon completion of the global offering. On the basis of the current information concerning the shares of our common stock, our management expects that, in the absence of unforeseeable events, the TSE will approve the listing of the shares of our common stock on its First Section. Prior to the global offering, the shares of our common stock have not been publicly traded.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of March 31, 2005. The information in this table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations", including the unaudited consolidated financial information regarding our results of operations for the three months ended June 30, 2005, and the audited consolidated financial statements and related notes included elsewhere in this offering memorandum.

	As of March 31, 2005	
	(millions of yen)	*(thousands of dollars)*
Long-term debt:		
Borrowed money[1]	¥ 4,300	*$ 40,130*
Notes[2]	3,000	*27,998*
Total long-term debt	7,300	*68,128*
Shareholders' equity:		
Common stock—2,800,000 shares authorized; 700,000 shares issued[3]	21,000	*195,986*
Capital surplus	19,000	*177,321*
Retained earnings	35,588	*332,136*
Unrealized gain on other securities, net of taxes	713	*6,655*
Total shareholders' equity	76,301	*712,101*
Total capitalization	¥83,601	*$780,229*

(1) Borrowed money in the amount of ¥3,300 million was repaid in April 2005, and the remaining ¥1,000 million was extended and is due on October 31, 2005.

(2) Consists of subordinated notes due 2014.

(3) On September 1, 2005, Tokyo Star Bank consummated a 5-for-1 stock split. Prior to this stock split, Tokyo Star Bank had 560,000 shares authorized and 140,000 shares issued.

Other than those stated above or otherwise reflected in our results of operations for the three months ended June 30, 2005 as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments and Outlook—Results for the Three Months Ended June 30, 2005" and Note 26 of Notes to our audited consolidated financial statements, there have been no material changes in our capitalization since March 31, 2005.

SELECTED CONSOLIDATED FINANCIAL DATA AND OTHER INFORMATION

The following table sets forth selected consolidated financial data and other information for Tokyo Star Bank and, except as indicated, its consolidated subsidiaries. The selected consolidated statement of income data for the years ended March 31, 2003, 2004 and 2005 and the balance sheet data as of March 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements included elsewhere in this offering memorandum. The selected consolidated statement of income data for the year ended March 31, 2002, and balance sheet data as of March 31, 2002 have been derived from our audited consolidated financial statements not included in this offering memorandum. We commenced operations on June 11, 2001. Our audited consolidated financial statements are prepared in accordance with Japanese GAAP, which differ in certain significant respects from U.S. GAAP. See "Summary of Principal Differences Between Japanese GAAP and U.S. GAAP".

The information below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations", including the unaudited consolidated financial information regarding our results of operations for the three months ended June 30, 2005, and the audited consolidated financial statements and related notes included elsewhere in this offering memorandum.

	For the year ended March 31,				
	2002[1]	2003	2004	2005	*2005[2]*
	(millions of yen or thousands of dollars)				
Consolidated statement of income data:					
Interest and dividend income	¥ 34,304	¥ 34,988	¥ 41,371	¥ 41,121	*$ 383,778*
Interest expenses	2,440	3,741	4,126	5,137	*47,948*
Net interest income	31,864	31,246	37,245	35,984	*335,830*
Net fees and commissions	184	1,604	5,821	7,762	*72,440*
Net other operating expenses	(1,300)	(161)	(1,372)	(626)	*(5,845)*
Total net revenue	30,748	32,689	41,693	43,120	*402,425*
General and administrative expenses	14,564	19,197	20,301	23,991	*223,902*
Provision for loan losses	3,535	1,763	1,139	2,910	*27,161*
Net other income (expenses)	(2,725)	9,906	4,396	7,210	*67,288*
Income before income taxes and minority interests	9,922	21,635	24,649	23,428	*218,650*
Income taxes:					
Current	6,491	11,294	14,953	11,996	*111,956*
Deferred	(1,122)	(2,597)	(4,848)	(3,138)	*(29,288)*
Minority interests in net loss of subsidiaries	(67)	—	—	(0)	*(1)*
Net income	¥ 4,620	¥ 12,937	¥ 14,543	¥ 14,570	*$ 135,983*

	As of March 31,				
	2002[1]	2003	2004	2005	*2005[2]*
	(millions of yen or thousands of dollars)				
Consolidated balance sheet data:					
Cash and due from banks	¥ 125,806	¥ 134,783	¥ 87,785	¥ 152,792	*$ 1,425,971*
Commercial paper and other debt purchased	5,651	64,829	57,777	50,264	*469,100*
Securities	380,910	422,547	367,367	360,270	*3,362,301*
Loans and discounted bills	498,348	568,566	694,824	868,115	*8,101,869*
Reserve for possible loan losses	(23,077)	(32,044)	(23,952)	(28,149)	*(262,711)*
Total assets	1,023,049	1,195,321	1,231,714	1,450,163	*13,533,959*
Deposits	851,578	1,091,419	1,114,340	1,328,076	*12,394,555*
Total liabilities	978,963	1,141,711	1,169,563	1,373,862	*12,821,858*
Minority interests in equity of consolidated subsidiaries	—	—	99	—	—
Total shareholders' equity	44,085	53,610	62,051	76,301	*712,101*
Total liabilities, minority interests and shareholders' equity	1,023,049	1,195,321	1,231,714	1,450,163	*13,533,959*

	As of or for the year ended March 31,				
	2002(1)	2003	2004	2005	*2005(2)*
Per share data(3):					
Net income(4)	¥ 7,597.46	¥18,402.27	¥20,776.89	¥ 20,815.24	*$ 194.26*
Dividends	5,714.28	8,571.42	1,428.57	1,857.14	*17.33*
Book value(5)	62,979.91	76,505.79	88,644.33	109,002.33	*1,017.28*
Capital adequacy data:					
Tier 1 capital ratio	8.25%	7.33%	7.95%	7.89%	
Total capital adequacy ratio	8.88%	8.27%	9.23%	8.84%	
Other data:					
Return on equity(6)	20.05%	26.48%	25.14%	21.06%	
Return on assets(7)	0.90%	1.16%	1.19%	1.08%	
Equity to assets ratio(8)	4.31%	4.48%	5.04%	5.26%	
Net interest margin(9)	3.7%	3.1%	3.4%	2.9%	
Problem claims ratio (non-consolidated)(10)	12.6%	12.8%	9.2%	5.0%	
Overhead ratio (non-consolidated)(11)	47.5%	62.0%	48.8%	54.7%	
Efficiency ratio (including loan purchase revenue)(12)	33.1%	35.3%	35.6%	40.2%	
Efficiency ratio (excluding loan purchase revenue)(13)	97.0%	67.2%	58.5%	55.5%	
Collateral coverage ratio (non-consolidated)(14)	89.4%	84.0%	80.6%	85.4%	

(1) Tokyo Star Bank reclassified certain previously reported amounts to conform its consolidated statement of income data for the year ended March 31, 2002 to the presentation of statement of income data for the years ended March 31, 2003, 2004 and 2005.

(2) Solely for the convenience of the reader, yen amounts for the year ended and as of March 31, 2005 have been converted into dollars at the rate of ¥107.15 = $1.00.

(3) On September 1, 2005, Tokyo Star Bank consummated a 5-for-1 stock split. Per share data is presented as if the stock split had been consummated at the beginning of the periods presented.

(4) Net income per share for the year ended March 31, 2002 has been calculated on the basis of a weighted average number of shares outstanding of 121,643 shares.

(5) Book value per share is total shareholders' equity, adjusted for Directors' bonuses applicable to the years ended March 31, 2002 and 2003, divided by outstanding shares, each at period end. Book value per share is the equivalent of net assets per share as set out in Note 26 of Notes to our audited consolidated financial statements.

(6) Return on equity is net income divided by average total shareholders' equity, calculated as the average of the amount as of the beginning and end of the fiscal year, expressed as a percentage.

(7) Return on assets is net income divided by average total assets, calculated as the average of the amount as of the beginning and end of the fiscal year, expressed as a percentage.

(8) Equity to assets ratio is shareholders' equity divided by total assets as of the end of the period, expressed as a percentage.

(9) Net interest margin is net interest income divided by the average balance of interest-carrying assets, expressed as a percentage.

(10) Problem claims ratio is the ratio, on a non-consolidated basis, of problem claims disclosed under the Financial Revitalization Law to total claims, expressed as a percentage. For a discussion of our problem claims, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Asset Quality and Disposal of Problem Claims—Disclosure of Problem Claims and Risk-Managed Loans—Disclosure under Financial Revitalization Law".

(11) Overhead ratio is the ratio, on a non-consolidated basis, of general and administrative expenses to the sum of net interest income, net fees and commissions and net other operating expenses. To compute the overhead ratio, funding costs for monetary assets held in trust are excluded from net interest income according to the guidelines of the FSA. For a discussion of our overhead ratio, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Efficiency and Overhead Ratios".

(12) Efficiency ratio (including loan purchase revenue) is the ratio, on a consolidated basis, of general and administrative expenses and other expenses (excluding loss on disposal of premises and equipment, loss from sales of certain other assets and the amount of direct write-offs of loans) to total revenue. Loan purchase revenue is equal to total revenue derived from our loans purchased from Tokyo Sowa Bank and in other acquisitions as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Purchased Loans", other than interest earned on purchased loans not classified as "troubled loans" pursuant to the terms of these loans as discussed in more detail under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Composition of Revenue". Total revenue is equal to interest and dividend income before offsetting the general provision for loan losses on purchased loans, net fees and commissions, net other operating expenses and other income before offsetting specific provisions for loan losses on purchased loans that were classified as "troubled loans" in the year of acquisition against gains on recoveries of this type of loan for the years ended March 31, 2002 and 2003 (excluding gain on sale of premises and equipment and certain components of other income classified under other) as discussed in more detail under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Composition of Revenue". For a discussion of our efficiency ratio (including loan purchase revenue), see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Efficiency and Overhead Ratios".

(13) Efficiency ratio (excluding loan purchase revenue) is the ratio, on a consolidated basis, of general and administrative expenses and other expenses (excluding loss on disposal of premises and equipment, loss from sales of certain other assets and the amount of direct write-offs of loans) to organic revenue. Organic revenue consists of total revenue other than loan purchase revenue as discussed in more detail under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Composition of Revenue". For a discussion of our efficiency ratio (excluding loan purchase revenue), see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Efficiency and Overhead Ratios".

(14) With respect to claims classified as substandard credit or worse as disclosed under the Financial Revitalization Law, the collateral coverage ratio, expressed as a percentage, is the ratio of (i) (a) the total value of collateral pledged against such claims, (b) guarantees for such claims and (c) reserves for possible loan losses, to (ii) total claims.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Prospective investors should read the following discussion of our financial condition and results of operations together with the audited consolidated financial statements and related notes included in this offering memorandum. This section contains forward-looking statements. Our fiscal year end is March 31.

Overview

We are an innovative, growth-oriented bank with the substantial majority of our operations centered in the greater Tokyo area. We commenced commercial banking operations in June 2001 following the acquisition of certain of the assets and liabilities of Tokyo Sowa Bank. We provide a range of banking and other financial services primarily to small and medium-sized enterprises and retail customers in Japan. Substantially all of our lending and other operations are conducted by Tokyo Star Bank. As of March 31, 2005, Tokyo Star Bank accounted for 99.1% of our consolidated loans and discounted bills, and 62.2% of Tokyo Star Bank's loans and discounted bills, on a non-consolidated basis, were loans and discounted bills to small and medium-sized enterprises, which are defined as companies with capital of less than ¥300 million or no more than 300 employees. See "Business—Principal Activities". In addition, as of March 31, 2005, 28.2% of Tokyo Star Bank's loans and discounted bills, on a non-consolidated basis, consisted of loans and discounted bills to individuals, of which approximately 90% were residential mortgage loans.

As of March 31, 2005, we operated 32 branches, 17 of which were "financial lounges", and two sub-branches. We have three subsidiaries through which we conduct credit card operations and real estate services, consisting primarily of the disposition of real estate held as collateral against problem claims. We also acquired a loan collection company in September 2005.

Economic Environment in Japan

All of our operations are based in Japan and, as a result, our financial condition and results of operations are affected by developments in the Japanese economy. Following a long period of recessionary and deflationary conditions, characterized by high rates of corporate bankruptcies and weak consumer confidence and spending, the Japanese economy recently has begun to show signs of improvement. Examples of this improvement include the following:

- the Bank of Japan announced on September 8, 2005 that the average daily balances of lending by the Japanese banking groups, trust banks, long-term credit banks, regional banks and second-tier regional banks, but excluding loans by savings-and-loan banks, and adjusted for special factors, including loan securitizations, exchange rate fluctuations and the allocation of loan loss reserves, grew by 0.2% in August 2005 compared to balances in the same period of the prior year, the first growth in such balances reported since the central bank began compiling data in October 1998;
- following a 1.1% decrease in the year ended March 31, 2002, Japan's real GDP increased by 0.8% in the year ended March 31, 2003 and by 2.0% in the year ended March 31, 2004. The recovery in real GDP seems to have slowed, however, as in the year ended March 31, 2005, Japan's GDP grew by 1.9% and, in the three months ended June 30, 2005, grew by 0.8%;
- the unemployment rate in Japan reached a post-war high of 5.4% in calendar 2002, but had fallen to 4.7% as of March 31, 2004 and 4.5% as of March 31, 2005; and
- the Nikkei Stock Average, which is an average of 225 stocks listed on the TSE, rose by 46.9%, to 11,715.39 as of March 31, 2004. Although it fell slightly by 0.3%, to 11,668.95 as of March 31, 2005, it has since increased and closed at 12,413.60 on August 31, 2005.

There can be no assurance, however, that positive trends in the general economic environment in Japan will continue. Since 1991, Japan has experienced several short periods of economic growth which have been followed by stagnation or decreases in real GDP. For example, following positive economic data for the first three months of calendar 2004, including real GDP growth of 4.9% for the quarter, Japan entered into a recession for the next two quarters.

For many years, the Japanese economy has suffered from persistent severe economic conditions resulting in deflation in asset prices, high levels of unemployment and corporate bankruptcies, and sluggish growth. Indicators of Japan's prolonged weak economic conditions include:

- a decline in average Japanese land values in 2004 for the fourteenth straight year, although real estate prices in central Tokyo increased in 2004 for the first time since the early 1990s;

- the number of persons filing for personal bankruptcy annually more than doubling between 1998 and 2004, from 103,803 filings in 1998 to 211,402 in 2004;
- a decline in consumer prices in Japan each year between 1999 and 2003, with consumer prices remaining stable in 2004 as compared to 2003, despite the Bank of Japan maintaining near-zero interest rates during the period; and
- the current forecast by the Japanese Ministry of Finance for the ratio of public debt to GDP to reach over 150% in the year ending March 31, 2006, the highest among industrialized nations.

The performance of the Japanese economy continues to be, in large part, dependent on export levels. The strength of the yen against the dollar in 2003 and 2004 adversely impacted Japan's manufacturing and other export-related industries, although the dollar has recovered somewhat in more recent periods. Furthermore, demand for Japanese products in the United States, Europe and China appears to have weakened beginning in the second half of 2004. During the first quarter of 2005, export volumes declined compared to the previous quarter for the first time in two years, although export levels recovered in the second quarter and increased compared to the first quarter.

Against this background, Japanese banking institutions have suffered from high levels of problem claims and faced difficulties in improving interest margins given that interest rates have remained at or near historical lows. However, even under these conditions, we believe that opportunities exist for us to expand our business. Our corporate banking business targets small and medium-sized enterprises in Japan, a large sector within the Japanese economy. We believe that small and medium-sized enterprises will continue to require capital in their efforts to expand or restructure their businesses, and that we will be able to leverage our relationships with these customers to provide such capital through innovative financing schemes. With respect to our retail banking business, we continue to work to differentiate ourselves from our competitors by providing our customers with new deposit and investment products that offer returns that are more attractive than traditional bank deposits and residential and other loan products with innovative features, as well as personalized financial consultations and free seminars on timely subjects.

Acquisition of the Assets and Liabilities of Tokyo Sowa Bank

We commenced commercial banking operations on June 11, 2001 following the purchase of certain of the assets and liabilities of Tokyo Sowa Bank. In June 1999, Tokyo Sowa Bank reported to the FSA that, among other things, its liabilities exceeded its assets by over ¥100 billion, following which the DIC appointed a receiver for Tokyo Sowa Bank. Subsequently, the DIC caused the transfer to the Resolution and Collection Corporation, or RCC, of assets deemed "inappropriate" for Tokyo Sowa Bank to retain, given their poor asset quality. We purchased the remaining portion of Tokyo Sowa Bank's assets, which consisted, in large part, of Tokyo Sowa Bank's loans to normal and watch list borrowers, as well as 56 branches including its head office, which we converted into our headquarters.

Following the bursting of the Japanese economic "bubble" and the subsequent downturn in the Japanese economy in the early 1990s, many other Japanese financial institutions faced serious financial difficulties and two of these banks, The Long Term Credit Bank of Japan, Ltd., or LTCB, and The Nippon Credit Bank of Japan, Ltd., or NCB, were declared insolvent and temporarily nationalized in 1998. LTCB and NCB emerged from temporary nationalization after consortiums of investors purchased 100% ownership of the common stock outstanding of each institution. Unlike the sale of LTCB and NCB, the change in ownership of Tokyo Sowa Bank was structured as a business transfer, and the Tokyo Sowa Bank legal entity was dissolved after the sale of its assets and liabilities to us. Government funds, in the form of convertible preferred shares, were used to partially recapitalize both LTCB and NCB, and the government indemnified the new owners for certain losses on the loan portfolios of both banks. By contrast, there are no government funds in the capital structure of Tokyo Star Bank, which has given our management greater flexibility in developing its business activities, and Tokyo Star Bank purchased the assets of Tokyo Sowa Bank at their estimated fair value without receiving an indemnity from the DIC as to the quality of the loan assets purchased.

Purchased Loans

The assets we purchased from Tokyo Sowa Bank included its remaining loan portfolio. These loans had an aggregate principal amount of ¥606,398 million, but were purchased at a total allocated purchase price of ¥454,888 million, representing a discount of ¥151,510 million from their principal amount.

Our core competencies include our credit pricing and loan servicing capabilities. In 2002 and 2003, we had the opportunity to purchase additional loan portfolios with a total principal amount of ¥63,712 million. We recorded these loans on our balance sheet as of their respective dates of purchase at a total purchase price of ¥43,790 million, representing a discount of ¥19,922 million from their principal amount.

While the overall Japanese economy has recovered over the past several years, and the credit quality of loan portfolios of banks and other financial institutions has improved, there may continue to be opportunities to make selective acquisitions of loan portfolios as Japanese institutions dispose of non-core assets or adjust their credit exposures. As part of our overall strategy, we may from time to time make acquisitions of loans and loan portfolios, which will enable us to utilize our core competencies of credit pricing and loan servicing. Our strategy has been, and continues to be, to hold and service these purchased loans until maturity or repayment. As part of this strategy, we acquired Minori Asset Management Corporation, a privately held loan collection company, in September 2005 to focus on collections of loans and discounted bills held by us. We also believe that there are new opportunities for us to utilize our loan servicing capabilities on behalf of third parties. We expect to offer our loan collection services to third parties in the future.

Composition of Revenue

We measure performance of our overall business based on total net revenue, as reported in our consolidated statement of income. Our total net revenue has grown from ¥30,748 million for the year ended March 31, 2002 to ¥43,120 million for the year ended March 31, 2005. However, since total net revenue includes revenue that is derived pursuant to the terms of our loans and discounted bills, as well as revenue that is derived from the amortization of the difference between the stated principal amount and book value, which initially is the purchase price, of our purchased loans, we also measure performance based on "total revenue" and its two components, "loan purchase revenue" and "organic revenue".

Total revenue consists of:

- interest and dividend income (before offsetting the general provision for loan losses on purchased loans);
- net fees and commissions;
- net other operating expenses; and
- other income (before offsetting specific provisions for loan losses on purchased loans that are classified as troubled loans (as defined below), net of gains on recoveries of this type of loan, in the year of acquisition and excluding gain on sale of premises and equipment and certain components of other income classified under "other").

The table below sets forth a reconciliation of consolidated total revenue to total net revenue as set forth in our consolidated statement of income for the year ended March 31, 2005:

	(millions of yen)
Total revenue	¥ 60,853
Total interest expense	(5,137)
Other income	(12,949)
Excluded portion of other income[(1)]	1,900
Offset against general provision for loan losses	(1,547)
Total net revenue	¥ 43,120

(1) Recoveries of written-off claims and gains from sales of certain assets included in the other category of other income.

We allocate total revenue between:

- "loan purchase revenue", which consists of the total revenue derived from our loans purchased from Tokyo Sowa Bank and in other acquisitions as described under "—Purchased Loans" above, other than interest earned on purchased loans not classified as "troubled loans" (defined below) pursuant to the terms of such loans; and
- "organic revenue", which consists of total revenue, other than loan purchase revenue.

Loan Purchase Revenue vs. Organic Revenue

	For the year ended March 31,							
	2002		2003		2004		2005	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
	(millions of yen, except percentages)							
Loan purchase revenue(1)	¥34,865	65.9%	¥26,161	47.4%	¥23,045	39.1%	¥16,784	27.6%
Organic revenue(2)	18,052	34.1	28,985	52.6	35,839	60.9	44,069	72.4
Total revenue(2)	¥52,917	100.0%	¥55,146	100.0%	¥58,884	100.0%	¥60,853	100.0%

(1) Before offsetting the general provision for loan losses related to purchased loans not classified as troubled loans, and before offsetting the specific provision for loan losses on purchased loans classified as troubled loans, net of gains on recoveries of such troubled loans, in the year of acquisition, as described under "—Accounting for Purchased Loans and Loan Purchase Revenue".

(2) Excludes ¥5 million, ¥182 million, ¥544 million and ¥1,900 million of other income classified as "other" for the years ended March 31, 2002, 2003, 2004 and 2005, respectively. These amounts consisted of recoveries of written-off claims and gains from sales of certain assets and have been excluded from the calculation of organic revenue and total revenue because management believes these items are non-recurring and/or constitute one-time gains involving transactions outside our principal lines of business.

We believe that organic revenue is a good measure of our mainstream banking activities, whereas loan purchase revenue is an appropriate measure of the contribution of our purchased loans to our overall performance. Our organic revenue for the years ended March 31, 2004 and 2005 grew by a compound annual growth rate of 23.3%. This performance, we believe, demonstrates the effectiveness of our strategy to date and the development of our customer-focused activities.

Accounting for Purchased Loans and Loan Purchase Revenue

The accounting treatment for purchased loans is determined by whether the loan is:

- classified as a performing loan or a troubled loan; and
- classified as a revolving loan or otherwise has features of revolving loans, such as loans on bills and overdrafts.

With respect to non-revolving purchased loans that are not troubled loans, the loans are initially recorded on our balance sheet at their respective allocated purchase prices, which are their initial book values. The difference between the stated principal amount and the book value of a loan is amortized on a "sum-of-the-years digits" basis over the remaining life of the loan. At the end of each fiscal period, the book value of the loan is increased by the amount of amortization for that period. In our consolidated statement of income, the portion of such amortization amount equal to the estimated general provision for loan losses pertaining to such purchased loans is offset and the remaining amount of amortization is recognized as interest income. The portion of the amortization amount that is offset against general provisions for loan losses is not reflected in the provision for loan losses in our consolidated statement of income for the period, but is included in our general reserve for possible loan losses in our consolidated balance sheet as of the end of the period. Collections on loans in excess of book value through prepayment or otherwise are recorded as gain on recovery of loans or gain on sale of loans under other income, and interest that is due pursuant to the terms of these types of purchased loans is recorded as interest income but is not included in loan purchase revenue. As of March 31, 2005, the unamortized difference between the principal amount and the book value of these types of purchased loans was ¥34,173 million.

Revolving purchased loans and purchased loans with features of revolving loans that are not classified as troubled loans are initially recorded at their respective outstanding principal amounts as of the date of purchase, and the difference between the purchase price and the outstanding principal amount of each loan is recorded on our balance sheet as deferred income under other liabilities. The deferred income in respect of all of these loans is amortized on a straight-line basis over the average effective remaining economic life of loans with similar characteristics, based on historical data available at the date of commencement of our operations. In our consolidated statement of income, the portion of the amortization amount equal to the estimated general provision for loan losses pertaining to such purchased loans is offset and the remaining amount of amortization is recognized as interest income. As with non-revolving purchased loans that are not troubled loans, the portion of the amortization amount that is offset against general provisions for possible loan losses is not reflected in the provision for loan losses in our consolidated statement of income for the period but is included in our general reserve for possible loan losses in our consolidated balance sheet as of the end of the period. As of March 31, 2005, the unamortized deferred income for these types of purchased loans was ¥8,311 million.

Purchased loans that are classified as troubled loans, regardless of whether they are revolving or non-revolving, are initially recorded on our balance sheet at their respective allocated purchase prices. For these loans, income is recognized by the cost recovery method, i.e., only when cash collections have been received in excess of book value. In the year of acquisition, the amount of any specific provisions for loan losses recorded in respect of purchased loans that are troubled loans is offset against gains on recoveries of these loans in excess of their book value in such year. Any remaining gain is recorded as gain on recovery of loans or gain on sale of loans under other income. As of March 31, 2005, the unamortized difference between the principal amount and the book value of these types of purchased loans was ¥25,253 million, although future recovery of any of this amount is uncertain.

We also record fees and commissions income with respect to guarantee obligations we assumed in connection with the purchase of loans, substantially all of which were assumed in connection with the acquisition of the assets and liabilities of Tokyo Sowa Bank. These fees and commissions consist of fees paid to us by the DIC in respect of guarantees assumed. These guarantees were initially recorded under acceptances and guarantees on our consolidated balance sheet at their respective contractual principal amounts and the fees received in connection with these guarantees are also recorded on our consolidated balance sheet as deferred income under other liabilities and amortized on a straight-line basis over the remaining life of the guarantees. As of March 31, 2005, we had ¥945 million in remaining unamortized guarantee fees.

Credit Costs Including Credit Costs for Purchased Loans

Our provisions for loan losses in our consolidated statement of income do not include the amount of general provisions for loans losses that is offset against the amortization amounts relating to purchased loans not classified as troubled loans or the amount of specific provisions for loan losses that is offset against other income from gains on recoveries of purchased loans classified as troubled loans in the year of acquisition. As we manage our credit risk based on our entire loan portfolio, including purchased loans, however, we analyze credit costs by combining the provision for loan losses and write-off of loans (included in other expenses) in our consolidated statement of income with the portion of the amortization amount that was offset by the general provision for loan losses on purchased loans and by any specific provision for loan losses in respect of purchased loans that are troubled loans, net of gains on recoveries of such purchased loans in excess of their book value, in the year of acquisition, to calculate total credit costs. Set forth below are our total credit costs for the four years ended March 31, 2005.

Credit Costs

	For the year ended March 31,			
	2002	2003	2004	2005
	(millions of yen)			
Provision for loan losses	¥ 3,535	¥1,763	¥1,139	¥2,910
Write-offs of loans	278	611	4,395	4,055
Credit costs excluding amounts offset against amortization amount and other income	3,813	2,374	5,534	6,966
Amount of provision for loan losses with respect to purchased loans offset against amortization amount and other income(1)	18,714	7,606	2,618	1,547
Total credit costs	¥22,527	¥9,979	¥8,152	¥8,513

(1) The figures for the years ended March 31, 2002 and 2003 include (i) ¥11,397 million and ¥7,178 million, respectively, which are the portions of amortization amounts relating to purchased loans not classified as troubled loans that were offset against the general provision for loan losses on such loans and (ii) ¥7,317 million and ¥427 million, respectively, which are the amounts of specific provisions for loan losses on purchased loans classified as troubled loans, net of gains on recoveries of these loans in excess of their book value, in the year of acquisition. The figures for the years ended March 31, 2004 and 2005 are the portions of amortization amounts relating to purchased loans not classified as troubled loans that were offset against the general provision for loan losses on such loans.

For the purpose of recording interest income in our consolidated statement of income, we deduct from the amount of the amortization for purchased loans the portion equal to the general provision for loan losses and for the purpose of recording other income in our consolidated statement of income, we offset the amount of any specific provision for loan losses recorded in respect of purchased loans that are troubled loans against gains on recoveries of these loans in excess of their book value in the year of acquisition. In order to determine loan purchase revenue, we add back these portions of the amortization amount and gains on recoveries of loans. Set forth below is a breakdown of loan purchase revenue for each of the four years ended March 31, 2005.

Loan Purchase Revenue

	For the year ended March 31,			
	2002	2003	2004	2005
	(millions of yen)			
Amortization amount	¥ 27,329	¥17,131	¥14,105	¥10,215
Amount of general provision for loan losses with respect to purchased loans offset against amortization amount	(11,397)	(7,178)	(2,618)	(1,547)
Amortization amount reflected as interest income	15,932	9,953	11,487	8,668
Fees and commissions	219	195	151	124
Other income[1]	0	8,408	8,790	6,444
Loan purchase revenue after the offset against provision for loan losses for purchased loans	16,151	18,556	20,427	15,237
Add back of the offset against provision for loan losses for purchased loans[2]	18,714	7,606	2,618	1,547
Loan purchase revenue	¥ 34,865	¥26,161	¥23,045	¥16,784

(1) Other income includes gains on recoveries of purchased loans in excess of their book value and repayments of purchased loans in excess of their book value. The figures for the years ended March 31, 2002 and 2003 include an offset of specific provisions for loan losses on purchased loans classified as troubled loans. The amounts of such offsets were ¥7,317 million and ¥427 million for the years ended March 31, 2002 and 2003, respectively.

(2) The figures for the years ended March 31, 2002 and 2003 include (i) ¥11,397 million and ¥7,178 million, respectively, which are the portions of amortization amounts relating to purchased loans not classified as troubled loans that were offset against the general provision for loan losses on such loans and (ii) ¥7,317 million and ¥427 million, respectively, which are the amounts of specific provisions for loan losses on purchased loans classified as troubled loans, net of gains on recoveries of these loans in excess of their book value, in the year of acquisition. The figures for the years ended March 31, 2004 and 2005 are the portions of amortization amounts relating to purchased loans not classified as troubled loans that were offset against the general provision for loan losses on such loans.

For a discussion of risks related to our loan purchase revenue in future periods, see "Risk Factors—Risks Related to Our Business—We need to offset a decrease in income from our purchased loans with the growth of our loan portfolio and fee and commission income".

Reduction in Problem Claims and Credit Costs

We have set as a strategic priority the improvement of the quality of our loan portfolio and the reduction of our problem claims ratio, or the ratio of non-consolidated problem claims disclosed under the Financial Revitalization Law to total claims. As of March 31, 2002, our total non-consolidated problem claims were ¥63,741 million. This total increased to ¥73,647 million as of March 31, 2003, but fell in the following years to ¥64,703 million as of March 31, 2004 and ¥43,536 million as of March 31, 2005. Our problem claims ratio on a non-consolidated basis was 12.6%, 12.8%, 9.2% and 5.0% as of March 31, 2002, 2003, 2004 and 2005, respectively. The increase in the levels of problem claims during the year ended March 31, 2003 resulted primarily from the reclassification of certain purchased loans to problem claims following a re-evaluation of these loans. The decrease in problem claims and improvement in our problem claims ratio over the last two years was primarily due to an increase in loan collections, bulk sales of loans to remove certain problem claims from our balance sheet, the introduction of a new accounting policy related to partial direct write-offs of Category IV claims (as described under "—Financial Condition—Asset Quality and Disposal of Problem Claims—Classification of Problem Claims and Reserve Policies—Self-Assessment Guidelines") and an improvement in the performance of certain borrowers, which led to the reclassification of certain loans from problem claims to claims against watch list or normal borrowers. For a further discussion of the changes in the amount of our problem claims, see "—Financial Condition—Asset Quality and Disposal of Problem Claims—Changes in Amount of Problem Claims". We intend to continue to work to reduce the balance of problem claims and our problem claims ratio through further collections and loan disposals.

We also have a significant amount of claims classified as claims against other borrowers requiring caution, which are not included in problem claims. We had, on a non-consolidated basis, claims classified as claims against other borrowers requiring caution in the amount of ¥60,034 million, which represented 10.5% of our total claims, as of March 31, 2003, ¥125,546 million, which represented 17.9% of our total claims, as of March 31, 2004, and ¥155,071 million, which represented 17.9% of our total claims, as of March 31, 2005. For a discussion of our claims against other borrowers requiring caution generally, see "—Financial Condition—Asset Quality and Disposal of Problem Claims—Disclosure of Problem Claims and Risk-Management Loans—Disclosure Under Self-Assessment Procedures", and for a discussion of our claims against other borrowers requiring caution as of June 30, 2005, see "—Recent Developments and Outlook—Results for the Three Months Ended June 30, 2005".

With respect to our specific reserves for possible loan losses, as of March 31, 2002, we provided reserves for possible loan losses for claims against possibly bankrupt borrowers, on a non-consolidated basis, in an amount that resulted in a total coverage ratio of 100.0% due to inadequate historical loan loss data. Based on additional historical loan loss data accumulated through our operations, as well as the implementation of the discounted cash flow method in the year ended March 31, 2003, our ratio of specific reserves for possible loan losses to outstanding claims decreased during the year ended March 31, 2003. In the year ended March 31, 2004, our ratio of specific reserves for possible loan losses to outstanding claims further decreased as we accumulated additional historical loan loss data. During the year ended March 31, 2005, we changed our discounted cash flow method as applied to claims against possibly bankrupt borrowers, which resulted in an increase in our ratio of specific reserves for possible loan losses to outstanding claims. For a discussion of the changes to our discounted cash flow method during the year ended March 31, 2005, see "—Critical Accounting Policies—Reserve for Possible Loan Losses".

We provide for general reserves for possible loan losses with respect to claims against normal borrowers and watch list borrowers based on historical loan loss ratios, which are calculated using the amount of claims written off and reclassified to claims against possibly bankrupt borrowers or worse, during the three years preceding the measurement date. For example, in determining our general reserves for possible loan losses as of March 31, 2005, we took into account our historical loan loss data for the three years ended March 31, 2005. Prior to March 31, 2005, we used data from periods shorter than three years to calculate historical loan loss ratios due to our limited operating history. This led to comparatively high levels of reserves in our first years of operations as a significant portion of the loans purchased from Tokyo Sowa Bank were reclassified from claims against normal or watch list borrowers to claims against possibly bankrupt borrowers or worse as of March 31, 2003, resulting in a high loan loss ratio for such period. Our historical loan loss ratio for the year ended March 31, 2004 was adversely affected by the reclassification during that year of claims against a consumer finance company and its affiliates in the amount of ¥10,867 million from claims against normal borrowers to claims against bankrupt borrowers. However, over the three years ended March 31, 2005, our overall historical loan loss ratios used to calculate our general reserves for possible loan losses improved as we continued to add loans originated by us to our loan portfolio and the loans purchased from Tokyo Sowa Bank matured or were otherwise repaid or resolved or were reclassified by us, particularly commencing in the year ended March 31, 2004. This improvement resulted in a gradual decrease in the ratio of general reserves for possible loan losses to outstanding claims in each of the three years ended March 31, 2005.

Our provisions for loan losses in the year ended March 31, 2003 decreased to ¥1,763 million as compared to ¥3,535 million in the prior year due primarily to provisions taken in the year ended March 31, 2002 as a result of reclassifying, and providing adequate reserves for, loans held by a credit card subsidiary acquired in our purchase of the assets of Tokyo Sowa Bank. However, our reserve for possible loan losses increased substantially from ¥23,077 million as of March 31, 2002 to ¥32,044 million as of March 31, 2003. This increase consisted, in large part, of the addition of ¥7,178 million to our general reserve for possible loan losses on our purchased loans as a result of the offset against the amortization amounts on such loans and, to a lesser extent, the effects of re-evaluation of other assets purchased from Tokyo Sowa Bank and the expansion of our loan portfolio, during the year ended March 31, 2003. We incurred direct write-offs of loans of ¥611 million in the year ended March 31, 2003, whereas we had direct write-offs of ¥278 million for the year ended March 31, 2002.

Our provisions for loan losses continued to decline in the year ended March 31, 2004 as provisions decreased to ¥1,139 million compared to ¥1,763 million for the year ended March 31, 2003. This decline was primarily the result of the effect of the accumulation of an additional year of loan loss data. Our total reserve for possible loan losses also decreased from ¥32,044 million to ¥23,952 million primarily due to the introduction of a new accounting policy related to partial direct write-offs of Category IV claims, which resulted in the removal of ¥15,314 million (¥12,622 million on a non-consolidated basis) of reserves for possible loan losses in the year ended March 31, 2004, including ¥7,158 million of claims which were added to our reserves and written-off under the new policy during the year ended March 31, 2004. We also added an additional ¥2,618 million to our general reserves for possible loan losses for our purchased loans as a result of the offset against the amortization amounts on such loans. Our direct write-offs of loans increased to ¥4,395 million in the year ended March 31, 2004 compared to ¥611 million in the prior year due, in large part, to the write-off of loans in the amount of ¥2,483 million, which represented the unsecured portion of loans in the amount of ¥10,867 million made to a consumer finance company and its affiliates.

Our provisions for loan losses increased in the year ended March 31, 2005 to ¥2,910 million compared to ¥1,139 million for the year ended March 31, 2004, primarily as a result of the expansion of our loan portfolio and the effects of changes to our discounted cash flow methodology used to calculate reserves for possible loan losses for claims against possibly bankrupt borrowers. The changes to our discounted cash flow methodology involved shortening the period for which projected cash flows are estimated in applying the discounted cash flow method for loans to borrowers classified as possibly bankrupt borrowers, and increasing the "probability of default" percentage used in applying the discounted cash flow method for these loans. However, our provisions for loan losses during the year ended March 31, 2005 continued to be positively affected by the effects of the accumulation of an additional year of historical loan loss data. Our total reserve for possible loan losses increased from ¥23,952 million to ¥28,149 million. Our amount of direct write-offs of loans in the year ended March 31, 2005 was ¥4,055 million, consisting primarily of write-offs of various loans with principal amounts under ¥100 million.

Efficiency and Overhead Ratios

As part of our business strategy, we are making significant investments to increase awareness of our brand through advertising, building new and remodeling existing branches as "financial lounges", relocating branches to more accessible areas and providing personalized financial consultations and free seminars on financial products at our branches.

However, we are also focused on ensuring that investments in the growth of our business are cost-effective. Management believes that important measures of these efforts are:

- our efficiency ratio (excluding loan purchase revenue), which is the ratio, on a consolidated basis, of our general and administrative expenses and other expenses (excluding loss on disposal of premises and equipment, loss from sales of certain other assets and the amount of direct write-offs of loans) to organic revenue. Our efficiency ratio (excluding loan purchase revenue) was 67.2%, 58.5% and 55.5% for the years ended March 31, 2003, 2004 and 2005, respectively;
- our efficiency ratio (including loan purchase revenue), which is the ratio, on a consolidated basis, of our general and administrative expenses and other expenses (excluding loss on disposal of premises and equipment, loss from sales of certain other assets and the amount of direct write-offs of loans) to total revenue. Our efficiency ratio (including loan purchase revenue) was 35.3%, 35.6% and 40.2% for the years ended March 31, 2003, 2004 and 2005, respectively; and
- our overhead ratio, which is the ratio, on a non-consolidated basis, of Tokyo Star Bank's general and administrative expenses to the sum of net interest income, net fees and commissions and net other operating expenses. To compute the overhead ratio, funding costs for monetary assets held in trust are excluded from net interest income according to the guidelines of the FSA. Our overhead ratio was 62.0%, 48.8% and 54.7% for the years ended March 31, 2003, 2004 and 2005, respectively.

Our efficiency ratio (excluding loan purchase revenue) for the year ended March 31, 2005 improved compared to the prior year as organic revenue growth exceeded the rate of increase in our general and administrative expenses and other expenses. The increases in our efficiency ratio (including loan purchase revenue) and our overhead ratio for the year ended March 31, 2005 compared to the prior year were due primarily to the decrease in loan purchase revenue as a proportion of total revenue, which contributed to growth of our total revenue at a lower rate than the increase in our general and administrative expenses. The increase in general and administrative expenses was attributable primarily to an increase in personnel as well as average compensation per employee, the expansion of our call center and an increase in advertising expenses. We aim to improve our efficiency and overhead ratios by controlling our costs through measures such as:

- making more efficient use of our existing retail spaces;
- maximizing our returns from our branch network by extending service hours;
- transferring ordinary banking transactions to other banking channels, primarily our Internet banking service and providing support to our customers through telephone banking services;

- centralizing most of our back-office administrative functions; and
- making efficient use of an extensive ATM network,

each as described under "Business—Principal Activities—Our Branch Network and Other Service Channels".

Critical Accounting Policies

We prepare our financial statements in accordance with Japanese GAAP. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates, judgments and assumptions.

We believe the following are our critical accounting policies. We consider these policies critical because:

- our accounting estimates based on these policies require us to make assumptions about matters that are highly uncertain at the time the accounting estimate is made; and
- different estimates that we reasonably could have used in the current period, or changes in the estimates that are reasonably likely to occur from period to period, would have a material impact on the presentation of our financial condition, changes in financial condition, or results of operations.

Accounting Treatment for Purchased Loans

The accounting treatments of income with respect to the several classifications of our purchased loans are materially different as described under "—Overview—Accounting for Purchased Loans and Loan Purchase Revenue".

With respect to non-revolving purchased loans that are not classified as troubled loans, the difference between the stated principal amount and the book value of the purchased loan is amortized over the remaining life of the loan. This amortized amount, after deducting the estimated general provision for loan losses pertaining to such loans, is included in interest income. We use the sum-of-the-years digits basis in our amortization, which results in higher amortization and, therefore, interest income in the first years following the acquisition of the loan and lower amortization and interest income in later years. Under Japanese GAAP, we are also permitted to use the straight line basis to calculate this amortization amount, which would result in constant levels of amortization and interest income in each fiscal period, after taking into account the amount of loans matured or otherwise repaid or resolved.

By electing to use the sum-of-the-years digits basis, rather than the straight line basis, to amortize our non-revolving purchased loans that are not classified as troubled loans, we have increased the present carrying value of this type of purchased loan on our balance sheet in earlier periods, as the carrying value of this type of purchased loan is increased by the gross amount of amortization during the period. If we had elected to use the straight line basis to calculate amortization on this type of purchased loan, the outstanding balance of our loan portfolio would have been lower in the earlier periods.

The amount of interest income recognized on our non-revolving purchased loans that are not classified as troubled loans, as well as our revolving purchased loans that are not classified as troubled loans, in a fiscal period is affected by our loan provisioning policies. On these types of loans, we recognize in each fiscal period interest income in the amount of the gross amortization amount during the fiscal period, less the estimated general provision for loan losses based on our provisioning policies pertaining to such loans. Estimating the general provision for loan losses and the general reserve for possible loan losses is subject to a number of significant judgments and uncertainties as discussed in more detail under "—Reserve for Possible Loan Losses" and "—Financial Condition—Asset Quality and Disposal of Problem Claims".

For a more detailed description of the accounting policies for our purchased loans, see "—Acquisition of the Assets and Liabilities of Tokyo Sowa Bank" and "—Purchased Loans—Accounting for Purchased Loans and Loan Purchase Revenue" under "—Overview".

We are currently contesting a tax assessment by the TRTB related to our tax accounting for purchased loans as described in more detail under "Risk Factors—Risks Related to Our Business—We have an outstanding dispute with the Japanese tax authorities which may affect our future results of operations or financial condition".

The resolution of this dispute either in favor of or against us will not affect the financial accounting of income from our purchased loans.

Reserve for Possible Loan Losses

We review our reserve for possible loan losses at the end of each fiscal period, which, commencing in the current fiscal year, includes quarterly periods. The reserve for possible loan losses is management's estimate of the losses to be incurred in our loan portfolio. As discussed under "—Financial Condition—Asset Quality and Disposal of Problem Claims", the classification of loans and reserves for possible loan losses taken on loans is subject to numerous estimates by our management as to the credit quality of the borrower, the expected cash flow from assets securing the loan and other factors.

A specific reserve is provided for claims against possibly bankrupt, substantially bankrupt and bankrupt borrowers, as classified under our self-assessment guidelines. For claims against possibly bankrupt borrowers, as a general rule, we provide a specific reserve in an amount equal to the estimated loss based on the carrying value of the loan in excess of the estimated realizable value of collateral and/or guarantees related to the claim. For large borrowers classified as possibly bankrupt with claims over ¥100 million, if future cash flows from the repayment of principal and interest can be reasonably estimated, an amount calculated by the discounted cash flow method is provided in the specific reserve. For claims against substantially bankrupt and bankrupt borrowers, we either provide for the entire balance of the claim or write off the entire balance, after taking into account the value of collateral and/or guarantees related to the claim.

As of March 31, 2002, our first fiscal year end, we adopted a conservative approach to our specific reserves for possible loan losses for claims against possibly bankrupt borrowers. For these claims, as of March 31, 2002, we provided reserves, on a non-consolidated basis, in an amount that resulted in a total coverage ratio of 100.0% due to inadequate historical loan loss data. Based on additional historical loan loss data accumulated through our operations, as well as the implementation of the discounted cash flow method in the year ended March 31, 2003, our ratio of specific reserves for possible loan losses to outstanding claims decreased for the year ended March 31, 2003. In the year ended March 31, 2004, our ratio of specific reserves for possible loan losses to outstanding claims further decreased as our historical loan loss ratios used in determining specific reserves improved. In the year ended March 31, 2005, with respect to loans to individual and corporate borrowers classified as possibly bankrupt borrowers, we shortened the period for which projected cash flows are estimated in applying the discounted cash flow method from five years to three years, and also increased the "probability of default" percentage used in applying the discounted cash flow method from 5.00% to 11.76% based on historical loan loss data. This change resulted in an increase in our ratio of specific reserves for possible loans losses to outstanding claims for the year ended March 31, 2005.

A general reserve for possible loan losses is provided for claims against normal borrowers and watch list borrowers as classified under our self-assessment guidelines. With respect to these borrowers, we calculate the estimated loss based on historical loan loss ratios, which are calculated using the amount of claims written-off and reclassified to claims against possibly bankrupt borrowers or worse, during the three-year period preceding the measurement date and provide for such loss in the general reserve for possible loan losses. For claims against borrowers requiring special caution in an amount over ¥100 million, if future cash flows from the repayment of principal and interest can be reasonably estimated, the discounted cash flow method is used to calculate the general reserve for possible loan losses to be provided.

We provide for general reserves for possible loan losses with respect to claims against normal borrowers and watch list borrowers based on historical loan loss ratios for the three years preceding the measurement date. Prior to March 31, 2005, we used data from periods shorter than three years to calculate historical loan loss ratios due to our limited operating history. This led to comparatively high levels of reserves in our first years of operations as a significant portion of the loans purchased from Tokyo Sowa Bank were reclassified from claims against normal or watch list borrowers to claims against possibly bankrupt borrowers or worse as of March 31, 2003, resulting in a high loan loss ratio for such period. This high loan loss ratio continued to affect our overall historical loan loss ratios used for each measurement date through March 31, 2005. In addition, our historical loan loss ratio for the year ended March 31, 2004 was adversely affected by the reclassification during that year of claims against a consumer finance company and its affiliates in the amount of ¥10,867 million from claims against normal borrowers to claims against bankrupt borrowers. However, over the three years ended March 31, 2005, our overall historical loan loss ratio used to calculate our general reserves for possible loan losses improved as we continued to add loans originated by us to our loan portfolio and the loans purchased from Tokyo Sowa Bank matured or were otherwise repaid or resolved or were reclassified by us, particularly commencing in the year ended March 31, 2004. This improvement resulted in a gradual decrease in the ratio of general reserves for possible loan losses to outstanding claims in each of the three years ended March 31, 2005. In addition, for loans against borrowers requiring special caution, we implemented the discounted cash flow method in the year ended March 31, 2003. In the year ended March 31, 2005, we shortened the period for which projected cash flows are estimated in applying the discounted cash flow method for loans to individual borrowers classified as borrowers requiring special caution from ten years to five years, and increased the "probability of default" percentage used in applying the discounted cash flow method for loans to individual and corporate borrowers classified as borrowers requiring special caution from 5.00% to 9.30% based on historical loan loss data. This change in our discounted cash flow methodology did not materially affect our ratio of general reserves for possible loan losses to outstanding claims for the year ended March 31, 2005.

Estimating the specific and general reserves for claims against borrowers is subject to a number of significant judgments and uncertainties regarding general economic conditions surrounding the borrowers' business operations and cash flows due to the changing financial conditions of the borrowers. In addition, because the portion of claims anticipated to be recoverable from the sale of collateral held against claims is not covered by a specific reserve, actual losses on such claims are also subject to significant judgments and uncertainties regarding the fair value of collateral. Furthermore, estimating the reserves for claims against borrowers could be affected due to changes made by our management in the methodologies used to calculate probability of repayment by borrowers or the assumptions used in calculation of the reserve. As a result, actual losses in the loan portfolio could be greater or smaller than we have estimated. If the estimated credit losses were not enough to cover actual losses incurred from ultimate disposition of the portfolio, it would result in additional losses due to write-offs or additional reserves in the future for the loan portfolio, increasing our reported total credit costs. If the estimation were in excess of actual losses, it would result in a reduction of our total credit costs.

Deferred Tax Assets

We record deferred tax assets in respect of deductible temporary differences and tax loss carryforwards and evaluate them in accordance with the guidelines of the Japanese Institute of Certified Public Accountants, or the JICPA. Based on guidelines published by the JICPA, we have evaluated the available evidence concerning our future taxable income and other possible sources of realization of deferred tax assets. Based on our earnings over our first four fiscal years and our reasonable estimate of future taxable income, as well as the fact that a substantial portion of our deferred tax assets relates to our reserves for possible loan losses, we have concluded that it would be appropriate to recognize most of our deferred tax assets and, therefore, have recorded only a small valuation allowance. As of March 31, 2003, 2004 and 2005, our balance of net deferred tax assets was ¥3,662 million, ¥8,333 million and ¥11,004 million, respectively, and the amount of our net deferred tax assets represented 7.7%, 13.6% and 14.8%, respectively, of our Tier I capital.

In June 2005, the TRTB completed an audit of our tax returns for the three years ended March 31, 2004 and, based on the audit, the Director of the Azabu Tax Office issued an assessment against us, consisting of an additional ¥8,801 million in income taxes for these periods and ¥1,685 million in penalties and interest. Because the assessment was attributable almost entirely to temporary differences in the timing of income and loss recognition for tax purposes, the application of TRTB's assessment to the year ended March 31, 2005 resulted in a decrease in the amount of taxes paid of ¥3,384 million. Therefore, the net additional amount of taxes paid for the four years ended March 31, 2005 was equal to ¥5,417 million, representing the difference between the ¥8,801 million tax assessment and the ¥3,384 million decrease in the amount of taxes paid for the year ended March 31, 2005. We have filed a request for reconsideration and partial cancellation of the assessment with the National Tax Tribunal of Japan. However, if the dispute is finally resolved entirely in the TRTB's favor, our deferred tax assets would increase by ¥5,164 million. Since the increase in our deferred tax asset balance would exist because of different gains recognized, or the earlier recognition of income, from purchased loans for tax purposes as compared to accounting purposes, this deferred tax asset balance would decrease in the future as either these gains are adjusted for tax purposes or we recognize income in our consolidated statement of income that was already subject to tax. For a further description of this tax dispute, see "Risk Factors—Risk Related to Our Business—We have an outstanding dispute with the Japanese tax authorities which may affect our future results of operations or financial condition".

The estimates and assumptions used in determining future taxable income and tax planning strategies are consistent with those used in our forecast of future operations approved by our management. Our actual future taxable income amounts may be different from our estimates. If our future taxable income is less than management forecasts, we may be required to reduce all or a significant portion of our existing deferred tax assets.

Fair Value Estimates

Quoted market prices in active markets are the most reliable measure of fair value. However, quoted market prices for certain instruments, investments and activities such as non-exchange traded contracts and equity investments in non-public securities are usually not available and, as of March 31, 2005, we had ¥39,531 million of securities for which there was no quoted market price. In these cases, the determination of fair value requires us to make estimates and certain assumptions. We estimate the fair value by relying on various methods, such as the discounted cash flow method, to make these determinations. However, these methods themselves require the use of estimates and assumptions which may differ from actual results.

Impairment of Investments

We recognize an impairment loss for securities and real estate that have a readily ascertainable market value if their market value suffers a decline that is not considered temporary. Debt securities classified as "held-to-maturity securities" and real estate we own are both exposed to the risk of decline in their fair values. We recognize impairments semiannually on our debt securities classified as held to maturity, other securities that do not have a readily determinable market value and investments in subsidiaries and affiliates, in accordance with our internal rules for the self-assessment of assets. If the fair value of a security at a measurement date has declined in excess of 50% of its cost, unless there is strong evidence that the fair value will recover quickly and substantially from the decline, we recognize an impairment in the book value of the security since the decline in fair value is deemed to be other than temporary. If the fair value of a security has declined by an amount ranging from 30% to 50% of its cost, we consider the possibility of recovery of value to determine whether an other-than-temporary impairment has occurred. Future impairment charges may be required if triggering events occur, such as worsening market conditions or downgrades in credit ratings and breach of covenants in the case of debt securities, suggesting the deterioration of an investment's future economic benefit.

For the year ended March 31, 2005, fixed assets not in use were subject to impairment if the impairment loss was over 50% of book value. Beginning with the year starting April 1, 2005, we adopted the "Fixed Asset Impairment Accounting Guideline" published on October 31, 2003, which requires recognition of an impairment loss for unused fixed assets if the estimated market value for such fixed assets is below book value, and an impairment loss for fixed assets in use if the net present value of future cash flows is below book value. We do not expect the adoption of this new accounting policy to have a material adverse effect on our results of operations for the year ending March 31, 2006.

The amount of these impairments depends upon our judgment of the possibility and magnitude of a future recovery in fair value and relies on subjective views concerning market uncertainties and other factors. Different judgments could lead to different conclusions regarding the need to recognize impairments in value.

Hedge Accounting

We follow guidelines issued by the JICPA regarding the application of hedge accounting to derivative securities as well as to hedges of interest rate risk and foreign currency risk. Over the entire life of an effective hedging instrument, changes in the fair value or cash flows of the hedged item can be expected to be almost fully offset by changes in the fair value or cash flows of the hedging instrument, so the net impact on profit over time is relatively small. However, if the hedged item is one that would normally not be recorded at fair value (for instance if it is held at cost less impairment) but the hedging instrument is of a sort that would normally be accounted for at fair value, there could be substantial differences in recorded profit and loss for the two items during specific accounting periods, although over the whole life of the instrument these differences would be expected to balance out. Applying hedge accounting means that changes in the fair values of designated hedging instruments affect reported net profit in a period only to the extent that each hedge is ineffective. For example, derivatives used for hedging purposes, if they meet the hedging criteria, are recognized as either assets or liabilities and measured at fair value, with gains or losses on the derivatives generally being deferred over the term of the hedged transaction and reclassified to earnings in the period that the hedged transaction affects earnings. We also apply deferral hedge accounting to hedges of interest rate risk and foreign currency risk. If we did not apply hedge accounting, the entire change in fair value of the designated hedging instrument in each individual reporting period would be reported in net income for that period regardless of the economic effectiveness of the hedge.

We believe that not applying hedge accounting could lead to misinterpretations of our results and financial position since hedging transactions could have a material impact on reported net profit in a particular period, although over the total life of a hedge the net effect of the two treatments is identical.

Recent Developments and Outlook

Results for the Three Months Ended June 30, 2005

The following table sets forth our unaudited results of operations for the three months ended June 30, 2005 as announced on August 19, 2005. The information has not been audited or reviewed by our independent auditors. These results of operations have been prepared in a manner substantially consistent with that used to prepare our audited consolidated statements of income included elsewhere in this offering memorandum, except that depreciation expenses were determined by calculating one quarter of the estimated amount of depreciation expenses to be incurred during the year ending March 31, 2006, income taxes were determined by estimating taxes for the three month period using the effective tax rate for the year ending March 31, 2006 and no deferred tax accounting adjustments were performed.

Unaudited Consolidated Statement of Income Data

	For the three months ended June 30, 2005
	(millions of yen)
Interest and dividend income	¥10,310
Interest expenses	1,960
Net interest income	8,350
Net fees and commissions	1,766
Net other operating income	1,439
Total net revenue	11,555
General and administrative expenses	(6,802)
Reversal of reserve for possible loan losses	(6,399)
Net other expenses	(1,827)
Income before income taxes and minority interests	9,325
Income taxes	(3,880)
Net income	¥ 5,445

Net interest income was ¥8,350 million, consisting of interest and dividend income of ¥10,310 million and total interest expenses of ¥1,960 million. Interest and dividend income consisted primarily of ¥8,483 million of interest on loans and discounted bills, of which ¥1,487 million consisted of interest income on purchased loans, ¥1,183 million of interest and dividends on securities and ¥644 million of other interest income. Other interest income of ¥644 million included ¥253 million of interest income related to the interest rate swap that hedges our seven-year and ten-year fixed rate deposits. See "—Funding and Liquidity—Foreign Currency-Related and Derivative Transactions". Total interest expenses consisted primarily of ¥1,923 million in interest on deposits.

Net fees and commissions were ¥1,766 million, consisting of fees and commissions income of ¥2,156 million and fees and commissions expenses of ¥390 million. Fees and commissions income consisted primarily of ¥956 million of fees and commissions related to our deposits and lending business, ¥328 million from commissions on sales of insurance products, ¥319 million from commissions on sales of investment trusts, ¥257 million of fees from our remittances business and ¥245 million of fees from our agency business.

Net other operating income was ¥1,439 million, consisting of other operating income of ¥1,499 million and other operating expenses of ¥60 million. Other operating income consisted primarily of ¥1,075 million in profit on investment securities sold.

General and administrative expenses were ¥6,802 million, consisting primarily of ¥3,020 million of personnel expenses, ¥520 million in rent for premises and equipment, ¥472 million in advertising expenses, ¥426 million in consumption and property taxes, ¥298 million in depreciation expenses and ¥170 million in subsidiary non-personnel expenses.

Our credit costs for the three months ended June 30, 2005 consisted of a reversal of reserves for possible loan losses in the amount of ¥6,399 million and write-offs of loans in the amount of ¥3,008 million (which are included in other expenses), resulting in a net contribution of ¥3,391 million to our consolidated statement of income. This net contribution was due primarily to a reduction in general reserves for possible loan losses of

¥4,108 million and a reduction in specific reserves for possible loan losses of ¥3,624 million. Our general reserves for possible loan losses decreased as a result of a decrease in the amount of claims classified as claims against other borrowers requiring caution from ¥155,071 million as of March 31, 2005 to ¥98,775 million as of June 30, 2005 as discussed below in our discussion of problem claims for the three months ended June 30, 2005. Our general reserve for possible loan losses also decreased due to a decrease in the historical loan loss ratios, or the amount of claims written-off and reclassified to claims against possibly bankrupt borrowers or worse, for claims against other borrowers requiring caution as of June 30, 2005 compared to as of March 31, 2005. Our historical loan loss ratio improved significantly because, for the first time, our three-year prior loan loss history did not include the historical loan loss ratio measurement made at March 31, 2003 for the year then ended when, as discussed above, the loan loss ratio was particularly high. Our specific reserves for possible loan losses decreased primarily as a result of the sale of a problem claim for an amount in excess of book value (net of the amount of specific reserves for possible loan losses). The contribution was offset, in part, by an increase of ¥4,341 million in write-offs and provisions for loan losses taken to cover our exposure on potentially uncollectible loans to a consumer finance company and its subsidiary. See Note 26 of Notes to our audited consolidated financial statements.

Net other expenses were ¥1,827 million, consisting of other income of ¥1,850 million and other expenses of ¥3,677 million. Other income consisted primarily of ¥1,197 million of gain on recovery of loans and ¥315 million of gain on sale of premises and equipment. Other expenses consisted primarily of ¥3,008 million in write-offs of loans, discussed above, and ¥477 million of losses on the sale of loans.

Income taxes were equal to ¥3,880 million, which were calculated based on an estimated effective tax rate for the year ending March 31, 2006.

Set forth below is our unaudited selected consolidated balance sheet data as of June 30, 2005 and corresponding audited data as of March 31, 2005.

Consolidated Balance Sheet Data

	As of March 31, 2005	As of June 30, 2005
	(audited)	*(unaudited)*
	(millions of yen)	
Cash and due from banks	¥ 152,792	¥ 63,836
Commercial paper and other debt purchased	50,264	52,228
Securities	360,270	381,204
Loans and discounted bills	868,115	900,351
Reserve for possible loan losses	(28,149)	(21,716)
Total assets	1,450,163	1,443,115
Deposits	1,328,076	1,317,446
Total liabilities	1,373,862	1,362,671
Total shareholders' equity	76,301	80,443
Total liabilities, minority interests and shareholders' equity	1,450,163	1,443,115

Our cash and amounts due from banks decreased by ¥88,956 million, or 58.2%, from ¥152,792 million as of March 31, 2005 to ¥63,836 million as of June 30, 2005 as a result primarily of an increase in loans and discounted bills of ¥32,236 million as we continued to grow our loan portfolio, as well as an increase in our securities and our call loans, commercial paper and other debt purchased and as we looked to generate greater returns from our liquid assets. Our cash and cash equivalents decreased by ¥9,914 million as a result of payment of taxes and related penalties and interest as a result of a tax assessment issued against us for the years ended March 31, 2002, 2003 and 2004. This suspense payment of ¥9,914 million is expected to be reduced to ¥6,470 million as of September 30, 2005, reflecting primarily a reduction in the amount of income taxes paid for the year ended March 31, 2005. We recorded this amount as a "suspense payment" under other assets on our consolidated balance sheet as we have filed a request for reconsideration and partial cancellation of the assessment with the National Tax Tribunal of Japan. See "Risk Factors—Risked Related to Our Business—We have an outstanding dispute with the Japanese tax authorities which may affect our future results of operations or financial condition".

Set forth below is information concerning our problem claims, on a non-consolidated basis, as of June 30, 2005, as well as corresponding figures as of March 31, 2005.

Classification Under the Financial Revitalization Law (Non-Consolidated)

	As of March 31, 2005	As of June 30, 2005
	(millions of yen, except percentages)	
Bankruptcy and quasi-bankrupt credit	¥ 6,968	¥ 5,751
Doubtful credit	25,139	21,898
Substandard credit	11,428	10,730
Total problem claims disclosed under the Financial Revitalization Law	43,536	38,380
Normal borrowers	823,184	863,666
Total	¥866,720	¥902,047
Ratio of total problem claims disclosed under the Financial Revitalization Law to total claims	5.0%	4.3%

Our balance of problem claims disclosed under the Financial Revitalization Law decreased from ¥43,536 million as of March 31, 2005 to ¥38,380 million as of June 30, 2005 principally as a result of the sale of loans to a company and its affiliates classified as claims against doubtful credit in the amount of ¥2,057 million, the repayment of corporate revival loans with an aggregate principal amount of ¥1,175 million made to two companies and classified as claims against doubtful credit and the collection and write-off of smaller problem claims during the three months ended June 30, 2005. As of June 30, 2005, loans to a consumer finance company and its subsidiary in the amount of ¥6,516 million were deemed potentially uncollectible. As of March 31, 2005, ¥3,886 million of such amount was classified as claims to other borrowers requiring caution and the remaining ¥2,630 million was classified as claims against doubtful credit. ¥3,558 million of the ¥3,886 million in claims that were classified as claims against other borrowers requiring caution as of March 31, 2005 were written off as of June 30, 2005 under our write-off policy, with the remaining ¥328 million being re-classified as claims against bankruptcy and quasi-bankrupt credit.

Our balance of claims against other borrowers requiring caution decreased by ¥56,296 million, or 36.3%, from ¥155,071 million as of March 31, 2005 to ¥98,775 million as of June 30, 2005 due, in large part, to the reclassification of claims to claims against normal borrowers, primarily based on improvements in the results of operations of borrowers for the year ended March 31, 2005. In particular, loans in the amount of ¥12,950 million related to a real estate company listed on the TSE were upgraded to claims against normal borrowers based on its results of operations for the year ended March 31, 2005. In addition, our claims against other borrowers requiring caution decreased due to a change in our reserve policy in the year ending March 31, 2006 related to non-recourse loans under which the value of guarantees from entities with listed securities or that otherwise are deemed to be of reliable credit provided in connection with the loans are taken into account together with the underlying collateral when calculating the loan-to-value ratios for these loans. As a result of this change in policy, non-recourse loans in the aggregate amount of ¥13,506 million were re-classified from claims against other borrowers requiring caution to claims against normal borrowers. Furthermore, the write off of ¥3,558 million of claims against the consumer finance company and its subsidiary discussed above contributed to the decrease in the amount of our claims against other borrowers requiring caution as of June 30, 2005.

Outlook

Year Ending March 31, 2006

We anticipate that our loans and discounted bills will continue to grow through the period ending March 31, 2006. We also expect net fees and commissions from our corporate and retail banking businesses in the year ending March 31, 2006 to increase compared to the prior year and for our net fees and commissions to grow as a portion of our total revenues. Although we anticipate that loan purchase revenue will decline compared to the prior year, our total net revenue is expected to increase for the period ending March 31, 2006. However, despite the expected increase in our total net revenue, we anticipate that net income for the year ending March 31, 2006 will be slightly lower than net income for the prior year due to increased operating expenses incurred in connection with the expansion of our business. For a discussion of the components of loan purchase revenue and total revenue, see "—Overview—Composition of Revenue".

As discussed above, we recorded a net contribution to our consolidated statement of income from credit-related items in the three-month period ended June 30, 2005 due to a significant reversal of reserves for possible loan losses. This net contribution from credit-related items in the three-month period ended June 30, 2005 is expected to contribute to a decline in our credit costs, consisting of both provision for loan losses and write-off of loans, for the year ending March 31, 2006 compared with the year ended March 31, 2005.

Six Months Ending September 30, 2005

We recorded net interest income of ¥16,674 million and net income of ¥8,514 million for the six months ended September 30, 2004. We expect our net interest income for the six months ending September 30, 2005 to increase compared to our net interest income for the six months ended September 30, 2004 as a result of the expected continued growth of our loan portfolio despite expected declines in our loan purchase revenue as our purchased loans continue to mature or are otherwise repaid or resolved. However, we expect our net income for the six months ending September 30, 2005 to decrease compared to net income for the six months ended September 30, 2004, due primarily to the absence of certain one-time gains recorded as other income for the six months ended September 30, 2004 and an increase in general and administrative expenses during the six months ended September 30, 2005 to support the growth of our corporate and retail banking businesses, offset, in part, by the net contribution from credit-related items in the three-month period ended June 30, 2005.

The foregoing statements are forward-looking statements based upon the assumptions and beliefs of our management regarding demand for our products and services, our market environment, our credit costs and other factors, and are subject to the qualifications described under "Forward-Looking Statements". Our actual results of operations could vary significantly from those described above as a result of unanticipated changes in the factors described above or other factors, including those described in "—Overview" and "Risk Factors".

Results of Operations

The following table sets forth certain information with respect to our consolidated results of operations for the years ended March 31, 2003, 2004 and 2005.

Summary Consolidated Statement of Income Data

	For the year ended March 31,		
	2003	2004	2005
	(millions of yen)		
Interest and dividend income	¥34,988	¥41,371	¥41,121
Interest expenses	3,741	4,126	5,137
Net interest income	31,246	37,245	35,984
Net fees and commissions	1,604	5,821	7,762
Net other operating expenses	(161)	(1,372)	(626)
Total net revenue	32,689	41,693	43,120
General and administrative expenses	19,197	20,301	23,991
Provision for loan losses	1,763	1,139	2,910
Net other income	9,906	4,396	7,210
Income before income taxes and minority interests	21,635	24,649	23,428
Income taxes:			
Current	11,294	14,953	11,996
Deferred	(2,597)	(4,848)	(3,138)
Minority interests in net loss of subsidiaries	—	—	(0)
Net income	¥12,937	¥14,543	¥14,570

Year ended March 31, 2005 Compared with Year ended March 31, 2004

Net Interest Income

Our principal interest-earning assets are our loans and discounted bills and, to a much lesser extent, our securities. Our principal interest-bearing liabilities are deposits, including foreign-currency deposits, and, to a much lesser extent, our borrowings.

Net interest income for the year ended March 31, 2005 was ¥35,984 million, a decline of ¥1,261 million, or 3.4%, compared to the prior year. This decline was due to a ¥250 million decrease in interest and dividend income, as well as a ¥1,011 million increase in interest expenses.

Interest and dividend income decreased slightly as growth in interest income of ¥3,218 million from loans and discounted bills other than purchased loans was more than offset by a reduction in interest income from our purchased loans of ¥2,819 million, a reduction of ¥546 million in interest and dividend income from our securities portfolio and a decrease of income from our other interest-bearing assets. The growth in interest income from our loans and discounted bills was driven by a 26.2% increase in our loan portfolio (including purchased loans), from an average balance of ¥592,181 million during the year ended March 31, 2004 to an average balance of ¥747,338 million during the year ended March 31, 2005, offset by a decrease in average yields on these assets from 5.76% for the year ended March 31, 2004 to 4.62% for the year ended March 31, 2005. The decrease in average yields on our loans and discounted bills was due principally to the continued decrease in the outstanding principal amount of purchased loans as they matured or were otherwise repaid or resolved and, to a lesser extent, to lower yields realized from our corporate banking business as a result of a decrease in loans to consumer finance companies, as loans to these companies generally have higher yields than other corporate loans, and to increasing competition, especially for structured finance products. Excluding the impact of loan purchase revenue included in interest income, yields on our loans and discounted bills declined from 3.83% for year ended March 31, 2004 to 3.46% for year ended March 31, 2005. The decrease in interest and dividend income from our securities portfolio was due primarily to decreases in average yields as a result of our reduced exposure to Japanese corporate bonds. The decrease in income from other interest-earning assets was primarily a result of a ¥21,902 million, or 29.6%, decrease in our average monetary claims balance, offset, in part, by an increase of 1.09% in our average yields on monetary claims.

Total interest expenses increased by ¥1,011 million, or 24.5%, to ¥5,137 million for the year ended March 31, 2005 compared to ¥4,126 million for the year ended March 31, 2004. This was a result of both an increase in the average balance of our interest-bearing liabilities, from ¥1,056,904 million for the year ended March 31, 2004 to ¥1,187,615 million for the year ended March 31, 2005, as well as an increase in average interest rates paid on our liabilities from 0.39% for the year ended March 31, 2004 to 0.43% for the year ended March 31, 2005. Average interest rates increased primarily as a result of an increase in interest rates paid on our deposits in order to expand our deposit funding, including a campaign launched at the end of calendar 2004 to attract five-, seven- and ten-year yen time deposits, which carry higher interest rates.

The following table sets forth average balances, interest income or expense and average yield or interest rates paid for our major asset and liability categories for the years ended March 31, 2004 and 2005. Average balances are based on daily averages, other than averages of assets and liabilities of our subsidiaries which are calculated on a semi-annual basis.

Interest-Earning Assets and Interest-Bearing Liabilities

	For the year ended March 31,					
	2004			2005		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(millions of yen, except percentages)					
Interest-earning assets[(1)]:						
Loans and discounted bills	¥ 592,181	¥34,141	5.76%	¥ 747,338	¥34,540	4.62%
Investment securities	386,810	4,986	1.28	405,554	4,440	1.09
Call loans	39,998	31	0.07	28,470	28	0.10
Interest-earning deposits in other banks	687	0	0.01	3,631	3	0.08
Other interest-earning assets[(2)]	74,380	2,213	2.98	52,389	2,110	4.03
Total interest-earning assets	¥1,094,056	¥41,371	3.78%	¥1,237,382	¥41,121	3.32%
Interest-bearing liabilities[(1)]:						
Interest-bearing deposits[(3)]	¥1,049,740	¥ 4,025	0.38%	¥1,182,652	¥ 4,963	0.41%
Call money	1,054	0	0.00	54	0	0.00
Borrowed money	4,514	66	1.46	5,658	101	1.79
Other interest-bearing liabilities[(4)]	1,596	34	2.13	(749)	59	N/A
Total interest-bearing liabilities	¥1,056,904	¥ 4,125	0.39%	¥1,187,615	¥ 5,123	0.43%

(1) The figures above exclude average balances in monetary assets held in trust in the amount of ¥278 million and ¥3,762 million during the years ended March 31, 2004 and 2005, respectively.

(2) Consists primarily of commercial and residential mortgage-backed commercial paper.

(3) Includes yen non-interest bearing deposits. As of March 31, 2004 and 2005, non-interest bearing deposits were ¥16,649 million and ¥51,720 million, respectively.

(4) As monetary assets held in trust are not included in interest-earning assets or interest income, but the cost of funding money related to such assets is included in interest-bearing liabilities and interest expense, an adjustment was made to reduce interest-bearing liabilities for the years ended March 31, 2004 and March 31, 2005 by ¥278 million and ¥3,762 million, respectively, and to reduce interest expense for the years ended March 31, 2004 and March 31, 2005 by ¥1 million and ¥14 million, respectively. This adjustment causes a negative number to appear in average interest-bearing liabilities for the year ended March 31, 2005.

Analysis of Changes in Net Interest Income

	From the year ended March 31, 2004 to the year ended March 31, 2005		
	Due to change in[1]		
	Volume	Rate	Net change
	(millions of yen)		
Increase (decrease) in interest income:			
Loans and discounted bills[2]	¥5,936	¥(5,537)	¥ 399
Investment securities	242	(788)	(546)
Call loans	(9)	6	(3)
Interest-earning deposits in other banks	0	3	3
Other interest-earning assets	(654)	551	(103)
Total interest income	5,515	(5,765)	(250)
Increase (decrease) in interest expenses:			
Interest-bearing deposits	510	428	938
Call money	0	0	0
Borrowed money[3]	17	18	35
Other interest-bearing liabilities[4]	25	0	25
Total interest expenses	552	446	998
Net increase (decrease) in net interest income	¥4,963	¥(6,211)	¥(1,248)[5]

(1) The changes in interest income and expenses for each category are divided into the portion of change attributable to the variance in volume or rate for that category. The attribution of the volume variance is calculated by multiplying the change in volume by the previous period rate. The attribution of the rate variance is calculated by multiplying the change in rate by the current period balance.

(2) The decrease in interest income due to changes in rate for loans and discounted bills includes a decrease in interest income on purchased loans of ¥2,819 million. Excluding purchased loans, the decrease in interest income due to changes in rate on loans and discounted bills was ¥2,718 million and the net change in interest income from these assets was ¥3,218 million.

(3) Includes interest expense on subordinated debt.

(4) Entire variance included in volume.

(5) Excluding loan purchase revenue included in interest income, the net increase in net interest income was ¥1,571 million.

Net Fees and Commissions

Our revenues from fees and commissions are derived primarily from:

- our loans and other financing products, including arrangement, commitment and other fees from financing and other loan products;
- our deposits, including ATM-related fees paid to us by other banks in connection with the use of our ATMs by their customers to withdraw cash, as well as automatic fund transfer fees; and
- the sale of insurance products and investment trusts.

We also earn fees and commissions from our securities-related business, consisting primarily of fees paid in connection with structured financing transactions, and from our agency business, consisting primarily of fees earned from performing direct debit and credit transactions for customers.

The table below shows the components of our net fees and commissions for the years ended March 31, 2004 and 2005.

Net Fees and Commissions

	For the year ended March 31,	
	2004	2005
	(millions of yen)	
Fees and commissions related to deposits and lending business	¥3,990	¥4,805
Remittances business	535	611
Securities-related business	12	217
Agency business	317	342
Safe custody and safety deposit box business	40	29
Guarantee business	321	209
Investment trust business	691	1,229
Insurance products business	1,427	1,545
Other	142	493
Total fees and commissions	7,475	9,480
Expenses related to fees and commissions	1,654	1,718
Net fees and commissions	¥5,821	¥7,762

Net fees and commissions increased by ¥1,941 million, or 33.3%, to ¥7,762 million for the year ended March 31, 2005 from ¥5,821 million in the previous year. This increase resulted primarily from an ¥815 million increase in fees and commissions related to our deposits and lending business stemming largely from an increase in fees generated from origination of non-recourse real estate loans, *Star One* mortgages, *Bank Best* consolidation loans and *Q-Money Alpha* loans, a ¥538 million increase in commissions on sales of investment trusts primarily due to increased sales of newly introduced products and an increase in fees and commissions from our remittance business and in other fees and commissions income as a result of the reclassification of cash dispenser fees generated by machines operated by Cash Point Co., Ltd., our subsidiary, which were formerly recorded as other operating income, as these machines have been replaced with Tokyo Star Bank ATMs. These increases were offset, in part, by a decrease in fees resulting from the decrease in originations of DIP financing transactions as the outstanding balance of these loans fell from ¥6,410 million as of March 31, 2004 to ¥205 million as of March 31, 2005.

Net Other Operating Expenses

The table below shows the components of our other operating income and expenses for the years ended March 31, 2004 and 2005.

Net Other Operating Expenses

	For the year ended March 31,	
	2004	2005
	(millions of yen)	
Other operating income:		
Foreign exchange	¥ 213	¥ 309
Profit on investment securities sold	873	588
Derivatives	—	144
Other	1,105	364
Total other operating income	2,193	1,407
Other operating expenses:		
Loss on investment securities sold	2,125	974
Derivatives	454	—
Other	986	1,059
Total other operating expenses	3,566	2,033
Net other operating expenses	¥(1,372)	¥ (626)

Net other operating expenses improved by ¥747 million, or 54.4%, to an expense of ¥626 million for the year ended March 31, 2005 from an expense of ¥1,372 million in the previous year. This improvement resulted, in large part, from a ¥866 million decrease in net losses on the sale of investment securities, as we incurred higher expenses in the year ended March 31, 2004 on our Japanese national and local government and corporate bond portfolio in connection with decreasing the amount of our investment portfolio (other than securities held for trading purposes) from ¥422,547 million as of March 31, 2003 to ¥367,367 million as of March 31, 2004. The improvement in net other operating expenses was also the result of a ¥598 million improvement in net other operating income earned from derivative transactions, which reflects primarily income earned or expense incurred on futures and options transactions related to Japanese national government bonds.

The decrease in the "other" category of our other operating income for the year ended March 31, 2005 was due primarily to the decrease in overall cash dispenser income, in addition to the reclassification of cash dispenser fees generated by machines operated by Cash Point Co., Ltd., our subsidiary, as fees and commissions income, rather than other operating income, as these machines have been replaced with Tokyo Star Bank ATMs.

General and Administrative Expenses

The table below sets forth the principal components of our general and administrative expenses for the years ended March 31, 2004 and 2005.

General and Administrative Expenses

	For the year ended March 31,	
	2004	2005
	(millions of yen)	
Personnel expenses	¥ 8,601	¥10,110
Depreciation	1,056	1,150
Rent for premises and equipment	1,179	1,453
Advertising	1,285	1,704
Consumption and property taxes	1,059	1,373
Subsidiary (non-personnel)[(1)]	623	819
Other	6,498	7,382
Total general and administrative expenses	¥20,301	¥23,991

(1) Includes consolidation adjustments.

Total general and administrative expenses for the year ended March 31, 2005 were ¥23,991 million, an increase of ¥3,690 million, or 18.2%, compared to the prior year. An increase of ¥1,509 million in personnel expenses was the largest single increase in general and administrative expenses, reflecting the expansion of our business, as the number of our full-time employees increased from 837 as of March 31, 2004 to 960 as of March 31, 2005, as well as an increase in bonus compensation, including performance-related bonuses, from ¥1,224 million to ¥1,682 million. General and administrative expenses for the year ended March 31, 2005 also reflected a ¥419 million increase in advertising expenses, as we continued to develop brand awareness, and a ¥274 million increase in rent expenses, as we increased the number of branches from 30 as of March 31, 2004 to 32 as of March 31, 2005 and relocated three branches to more accessible locations.

The "other" category of our general and administrative expenses consists, in large part, of fees paid for professional services, maintenance fees related to our property and equipment and communications-related expenses, including costs related to our Internet services.

Provision for Loan Losses

The following table sets forth our provision for loan losses for the years ended March 31, 2004 and 2005.

Provision for Loan Losses

	For the year ended March 31,	
	2004	2005
	(millions of yen)	
General provision for loan losses	¥ 3,758	¥ 866
Specific provision (reversal of specific reserve) for loan losses	(2,619)	2,044
Provision for loan losses	¥ 1,139	¥2,910

Our provision for loan losses increased by ¥1,771 million, or 155.4%, to ¥2,910 million in the year ended March 31, 2005 from ¥1,139 million in the previous year. Our general provision for loan losses decreased primarily as a result of the decrease in the historical loan loss ratio used to calculate general reserves for possible loan losses to outstanding claims against watch list borrowers and higher as described under "—Critical Accounting Policies—Reserve for Possible Loan Losses".

Our specific provision for loan losses increased primarily as a result of the changes to our discounted cash flow methodology used to calculate specific reserves for possible loan losses, which involved shortening the period for which projected cash flows are estimated, and increasing the "probability of default" percentage used, in applying the discounted cash flow method to loans to individual and corporate borrowers classified as possibly bankrupt borrowers.

Our reserve for possible loan losses was equal to ¥23,952 million and ¥28,149 million as of March 31, 2004 and 2005, respectively. These amounts include general provisions for loan losses on our purchased loans which were offset in our consolidated statement of income against the amortization of the discount to face value at which these loans were purchased as described under "—Overview—Accounting for Purchased Loans and Loan Purchase Revenue".

Net Other Income (Expenses)

The table below sets forth the principal components of net other income (expenses) for the years ended March 31, 2004 and 2005.

Net Other Income (Expenses)

	For the year ended March 31,	
	2004	2005
	(millions of yen)	
Other income:		
Gain on recovery of loans	¥ 8,790	¥ 6,443
Gain on sale of loans	—	1,617
Gain on sale of certain credit card assets	—	803
Gain on sale of premises and equipment	505	728
Other	1,693	3,358
Total other income	10,989	12,949
Other expenses:		
Write-off of loans	4,395	4,055
Restructuring related costs	870	—
Loss on disposal of premises and equipment	652	1,141
Other	675	541
Total other expenses	6,593	5,739
Net other income	¥ 4,396	¥ 7,210

Net other income increased by ¥2,814 million, or 64.0%, to ¥7,210 million in the year ended March 31, 2005 from ¥4,396 million in the previous year. This increase was primarily the result of a gain on the sale of a loan to a bankrupt borrower, an ¥870 million expense incurred during the year ended March 31, 2004 to provide employees that accepted our voluntary retirement plan with access to second career programs and a ¥1,665 million increase in the year ended March 31, 2005 in income classified as "other". "Other" other income consists primarily of gains on sales of monetary claims bought, income recognized on inactive deposit accounts, amortization of Tokyo Sowa Bank's negative goodwill, rent fees received and bad debt recoveries, which are recoveries on loans that had previously been written off. These increases were offset, in part, by a ¥2,347 million reduction in gains on recovery of loans, consisting of collections on purchased loans in excess of book value, as our portfolio of purchased loans continued to decrease as loans matured or otherwise were repaid or resolved.

Income Before Income Taxes and Minority Interests

As a result of the foregoing, income before income taxes and minority interests was ¥23,428 million for the year ended March 31, 2005, a decrease of ¥1,221 million, or 5.0%, compared to ¥24,649 million for the year ended March 31, 2004.

Income Taxes

For the year ended March 31, 2005, we recorded ¥11,996 million in current income taxes, a ¥2,957 million decrease from ¥14,953 million for the same period in the previous year, due to a lower taxable loan reserve, lower taxable income and lower corporate enterprise and corporate tax rates. We also recorded a deferred income tax benefit of ¥3,138 million in the year ended March 31, 2005, compared to a deferred income tax benefit of ¥4,848 million in the previous year. This decrease in deferred income tax benefit was primarily a result of a decrease in the amount of credit costs that was deducted for accounting purposes, but not for tax purposes. See Note 20 of Notes to our audited consolidated financial statements.

Net Income

Our net income in the year ended March 31, 2005 was ¥14,570 million, compared to net income of ¥14,543 million in the previous year.

Year ended March 31, 2004 Compared with Year ended March 31, 2003

Net Interest Income

Net interest income for the year ended March 31, 2004 was ¥37,245 million, an increase of ¥5,999 million, or 19.2%, compared to the prior year. This increase reflected a ¥6,383 million increase in interest and dividend income, offset, in part, by a ¥384 million increase in interest expenses.

The ¥6,383 million increase in total interest and dividend income was primarily attributable to an increase in our interest and dividend income from securities of ¥2,084 million, an increase in interest income from loans and discounted bills excluding purchased loans of ¥1,880 million, an increase in interest income from purchased loans of ¥1,534 million, and an increase in interest income from other interest-earning assets of ¥931 million. The increase in income from loans and discounted bills (including purchased loans) was driven mainly by a 16.5% increase in our loans and discounted bills from an average balance of ¥508,217 million during the year ended March 31, 2003 to an average balance of ¥592,181 million during the year ended March 31, 2004. This increase was offset, in part, by a decrease in average yields on these assets from 6.04% for the year ended March 31, 2003 to 5.76% for the year ended March 31, 2004. The decrease in average yields on our loans and discounted bills was principally the result of a decrease in corporate loan yields, mainly related to the decrease in loans to consumer finance companies, which generally have higher yields than other corporate loans, and competition for structured finance products. Excluding the impact of loan purchase revenue included in interest income, yields on our loans and discounted bills declined from 4.09% during the year ended March 31, 2003 to 3.83% during the year ended March 31, 2004. Interest and dividend income from our securities portfolio increased by ¥2,084 million, despite a decrease in average balances during the year ended March 31, 2004, primarily as a result of increases in the amount of foreign bonds held, which carry higher average yields than Japanese national government and corporate bonds. The increase in income from other interest-earning assets was primarily a result of a ¥27,726 million, or 60%, increase in the balance of average monetary claims and an increase in the yield on such monetary claims from 2.75% to 2.95%.

Total interest expenses increased due to a ¥102,345 million, or 10.7%, increase in average interest-bearing liabilities from ¥954,559 million during the year ended March 31, 2003 to ¥1,056,904 million during the year ended March 31, 2004 as a result of increased deposits as we continued to offer competitive rates in order to expand our deposit funding, including a yen deposit campaign launched in December 2003, under which we offered an interest rate of 0.7% on three-year time deposits.

The following table sets forth average balances, interest earned or paid and average yield or interest costs for our major asset and liability categories for the years ended March 31, 2003 and 2004.

Interest-Earning Assets and Interest-Bearing Liabilities

	For the year ended March 31,					
	2003			2004		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(millions of yen, except percentages)					
Interest-earning assets(1):						
Loans and discounted bills	¥ 508,217	¥30,727	6.04%	¥ 592,181	¥34,141	5.76%
Investment securities	393,266	2,901	0.73	386,810	4,986	1.28
Call loans	53,261	78	0.14	39,998	31	0.07
Interest-earning deposits in other banks	212	0	0.33	687	0	0.01
Other interest-earning assets(2)	46,528	1,282	2.75	74,380	2,213	2.98
Total interest-earning assets	¥1,001,484	¥34,988	3.49%	¥1,094,056	¥41,371	3.78%
Interest-bearing liabilities(1):						
Interest-bearing deposits(3)	¥ 954,080	¥ 3,733	0.39%	¥1,049,740	¥ 4,025	0.38%
Call money	273	0	0.00	1,054	0	0.00
Borrowed money	158	5	3.35	4,514	66	1.46
Other interest-bearing liabilities(4)	48	3	6.25	1,596	34	2.13
Total interest-bearing liabilities	¥ 954,559	¥ 3,741	0.39%	¥1,056,904	¥ 4,125	0.39%

(1) The figures above exclude average balances in monetary assets held in trust in the amount of ¥278 million during the year ended March 31, 2004.

(2) Consists primarily of commercial and residential mortgage-backed commercial paper.

(3) Includes yen non-interest bearing deposits. As of March 31, 2003 and 2004, non-interest bearing deposits were ¥25,755 million and ¥16,649 million, respectively.

(4) As monetary assets held in trust are not included in interest-earning assets or interest income, but the cost of funding money related to such assets is included in interest-bearing liabilities and interest expense, an adjustment of ¥278 million was made to reduce interest-bearing liabilities and an adjustment of ¥1 million was made to reduce interest expense for the year ended March 31, 2004.

Analysis of Changes in Net Interest Income

	From the year ended March 31, 2003 to the year ended March 31, 2004		
	Due to change in(1)		
	Volume	Rate	Net change
	(millions of yen)		
Increase (decrease) in interest income:			
Loans and discounted bills(2)	¥3,432	¥ (18)	¥3,414
Investment securities	(48)	2,133	2,084
Call loans	(19)	(28)	(47)
Interest-earning deposits in other banks	0	0	0
Other interest-earning assets	769	162	931
Total interest income	4,134	2,249	6,383
Increase (decrease) in interest expenses:			
Interest-bearing deposits	374	(82)	292
Call money	0	0	0
Borrowed money(3)	138	(77)	61
Other interest-bearing liabilities	97	(66)	31
Total interest expenses	609	(225)	384
Net increase in net interest income	¥3,525	¥2,474	¥5,999(4)

(1) The changes in interest income and expenses for each category are divided into the portion of change attributable to the variance in volume or rate for that category. The attribution of the volume variance is calculated by multiplying the change in volume by the previous period rate. The attribution of the rate variance is calculated by multiplying the change in rate by the current period balance.

(2) The decrease in interest income due to changes in rate for loans and discounted bills includes an increase of interest income on purchased loans of ¥1,534 million. Excluding purchased loans, the decrease in interest income due to changes in rate on loans and discounted bills was ¥1,552 million and the net change in interest income from these assets was ¥1,880 million.

(3) Includes interest expense on subordinated debt.

(4) Excluding loan purchase revenue included in interest income, the net increase in net interest income was ¥4,465 million.

Net Fees and Commissions

The table below shows the components of our net fees and commissions for the years ended March 31, 2003 and 2004.

Net Fees and Commissions

	For the year ended March 31,	
	2003	2004
	(millions of yen)	
Fees and commissions related to deposits and lending business	¥1,238	¥3,990
Remittances business	634	535
Securities-related business	22	12
Agency business	255	317
Safe custody and safety deposit box business	76	40
Guarantee business	303	321
Investment trust business	433	691
Insurance products business	372	1,427
Other	4	142
Total fees and commissions	3,337	7,475
Expenses related to fees and commissions	1,733	1,654
Net fees and commissions	¥1,604	¥5,821

Net fees and commissions increased by ¥4,217 million, or 262.9%, to ¥5,821 million for the year ended March 31, 2004 from ¥1,604 million in the previous year. This increase resulted primarily from a ¥2,752 million increase in fees and commissions related to our deposits and lending business due primarily to an increase in fees generated from increased originations of non-recourse real estate loans, *Q-Money* loans and our *Star One* mortgages, as well as fees earned during the year ended March 31, 2004 on DIP financing transactions. Commissions on sales of insurance products to our retail customers also increased by ¥1,055 million due, in part, to the launch of additional annuity products during the year ended March 31, 2004 through alliances with life insurance companies.

Net Other Operating Expenses

The table below shows the components of our other operating income and expenses for the years ended March 31, 2003 and 2004.

Net Other Operating Expenses

	For the year ended March 31,	
	2003	2004
	(millions of yen)	
Other operating income:		
Foreign exchange	¥ 270	¥ 213
Profit on investment securities sold	333	873
Other	110	1,105
Total other operating income	714	2,193
Other operating expenses:		
Loss on investment securities sold	280	2,125
Derivatives	249	454
Other	345	986
Total other operating expenses	875	3,566
Net other operating expenses	¥(161)	¥(1,372)

Net other operating expenses increased by ¥1,211 million to an expense of ¥1,372 million for the year ended March 31, 2004 compared to an expense of ¥161 million in the previous year. This increase in net other operating expenses resulted primarily from losses from the sale of investment securities, which were principally attributable to expenses we incurred on our Japanese national and local government and corporate bond portfolio during the year ended March 31, 2004 in connection with decreasing our investment portfolio (other than securities held for trading purposes) from ¥422,547 million as of March 31, 2003 to ¥367,367 million as of March 31, 2004.

General and Administrative Expenses

The table below sets forth the principal components of our general and administrative expenses for the years ended March 31, 2003 and 2004.

General and Administrative Expenses

	For the year ended March 31,	
	2003	2004
	(millions of yen)	
Personnel expenses	¥ 7,931	¥ 8,601
Depreciation	1,038	1,056
Rent for premises and equipment	1,267	1,179
Advertising	1,210	1,285
Consumption and property taxes	1,050	1,059
Subsidiary (non-personnel)[(1)]	47	623
Other	6,654	6,498
Total general and administrative expenses	¥19,197	¥20,301

(1) Includes consolidation adjustments.

Total general and administrative expenses for the year ended March 31, 2004 were ¥20,301 million, an increase of ¥1,104 million, or 5.7%, compared to the same period in the prior year. This increase was a result mainly of increased general and administrative expenses arising from the acquisition of Tokyo City Finance Co., Ltd. and Cash Point Co., Ltd. on April 1, 2003 and, to a lesser extent, the acquisition of General Housing Loans Co., Ltd. on January 23, 2004. Personnel expenses increased by ¥670 million, or 8.4%, despite a decrease in the number of full-time employees from 920 as of March 31, 2003 to 837 as of March 31, 2004 due, in large part, to increases in bonus compensation, including performance-related bonuses, from ¥900 million to ¥1,224 million as our personnel exceeded performance targets, as well as an increase in average salaries paid as we continued to focus on recruiting highly skilled lateral hires.

Provision for Loan Losses

The following table sets forth our provision for loan losses for the years ended March 31, 2003 and 2004.

Provisions for Loan Losses

	For the year ended March 31,	
	2003	2004
	(millions of yen)	
General provision for loan losses	¥ 4,243	¥ 3,758
Specific provision (reversal of specific reserve) for loan losses	(2,480)	(2,619)
Provision for loan losses	¥ 1,763	¥ 1,139

Our provision for loan losses decreased by ¥624 million, or 35.4%, to ¥1,139 million in the year ended March 31, 2004 from ¥1,763 million in the previous year. Our provision for loan losses for both years was relatively small compared with the growth of our overall loan portfolio in the years ended March 31, 2003 and 2004 of ¥70,218 million and ¥126,258 million, respectively. This was due, in large part, to a decrease in our ratio of specific reserves for possible loan losses to outstanding claims against possibly bankrupt borrowers and our ratio of general reserves for possible loan losses to outstanding claims against watch list and normal borrowers, which we were able to lower in each year based on our historical loan loss experience as described under "—Critical Accounting Policies—Reserve for Possible Loan Losses". We recorded reversals to specific reserves for possible loan losses in the years ended March 31, 2003 and 2004 as a result of sales of problem claims.

Net Other Income (Expenses)

The table below sets forth the principal components of net other income (expenses) for the years ended March 31, 2003 and 2004.

Net Other Income (Expenses)

	For the year ended March 31,	
	2003	2004
	(millions of yen)	
Other income:		
Gain on recovery of loans	¥ 8,408	¥ 8,790
Gain on sale of held-to-maturity securities	123	—
Gain on sale of premises and equipment	51	505
Other	2,709	1,693
Total other income	11,291	10,989
Other expenses:		
Write off of loans	611	4,395
Restructuring related costs	54	870
Loss on disposal of premises and equipment	435	652
Other	285	675
Total other expenses	1,385	6,593
Net other income	¥ 9,906	¥ 4,396

Net other income decreased by ¥5,510 million, or 55.6%, to ¥4,396 million in the year ended March 31, 2004 from ¥9,906 million in the previous year. This decrease was primarily attributable to an increase in other expenses and, in particular, a ¥3,784 million increase in direct write offs of loans due, in large part, to the write off of loans in the amount of ¥2,483 million, which represented the unsecured portion of loans in the amount of ¥10,867 million made to a consumer finance company and its affiliates that went into bankruptcy, as well as an ¥870 million expense incurred during the year ended March 31, 2004 to provide employees who accepted our voluntary retirement plan with access to second career programs. Decreases in other income classified as "other" also contributed to the overall decrease in net other income, as income on inactive deposit accounts decreased during the year ended March 31, 2004, we completed amortization of negative goodwill on two assets acquired during the year ended March 31, 2003 and we received a smaller group insurance refund in the year ended March 31, 2004 compared to the refund received in the year ended March 31, 2003.

Income Before Income Taxes and Minority Interests

As a result of the foregoing, income before income taxes and minority interests was ¥24,649 million for the year ended March 31, 2004, an increase of ¥3,014 million, or 13.9%, compared to ¥21,635 million for the year ended March 31, 2003.

Income Taxes

For the year ended March 31, 2004, we recorded ¥14,953 million in current income taxes, a ¥3,659 million increase compared to ¥11,294 million for the previous year. We also recorded a deferred income tax benefit of ¥4,848 million in the year ended March 31, 2004, compared to a deferred income tax benefit of ¥2,597 million in the previous year. This increase in deferred income tax benefit was primarily attributable to an increase in the amount of credit costs that was deducted for accounting purposes, but not for tax purposes. See Note 20 of Notes to our audited consolidated financial statements.

Net Income

Our net income in the year ended March 31, 2004 was ¥14,543 million, compared to net income of ¥12,937 million in the previous year.

Non-Consolidated Supplemental Measures

Gross Operating Income

In addition to the reporting items set forth in our non-consolidated financial statements, Japanese banking law requires us to disclose gross business profit *(gyomu-ararieki)* on a non-consolidated basis. Gross business profit is the sum of:

- net interest income;
- net fees and commissions; and
- net other operating income (expenses).

The tables below set forth these non-consolidated supplemental financial data and corresponding reconciliations to net income under Japanese GAAP for the three years ended March 31, 2005.

Non-Consolidated Supplemental Financial Data

	For the year ended March 31,		
	2003	2004	2005
		(millions of yen)	
Gross business profit *(gyomu-ararieki)*:			
Net interest income[1]	¥30,919	¥36,108	¥34,614
Net fees and commissions	(504)	3,867	6,056
Net other operating income (expenses)	72	(1,413)	67
Total gross business profit[1]	30,487	38,563	40,738
Total expenses (excluding non-recurring items)	18,910	18,824	22,263
General provision for loan losses	4,480	4,019	1,212
Net business profit *(gyomu-jyuneki)*	7,096	15,718	17,263
Other income, net[2]	13,645	8,932	4,796
Net operating income *(keijyo-rieki)*	20,742	24,651	22,059
Extraordinary income (loss), net[3]	(248)	(957)	61
Income before income taxes	20,493	23,693	22,121
Current income taxes	11,292	14,785	11,961
Deferred income tax benefit	(2,505)	(4,898)	(3,016)
Net income	¥11,707	¥13,806	¥13,175

(1) Excludes funding costs for monetary assets held in trust.

(2) Other income, net represents the sum of net other income and funding costs for monetary assets held in trust, less general provision for loan losses.

(3) Consists primarily of gains and losses from the disposal of premises and equipment and the amount of recoveries from written off claims.

Financial Condition

Total Assets

As of March 31, 2005, we had consolidated total assets of ¥1,450,163 million. This represented a 17.7% increase from ¥1,231,714 million as of March 31, 2004. This increase was due primarily to a ¥173,291 million, or 24.9%, increase in our loans and discounted bills to ¥868,115 million as of March 31, 2005 and a ¥65,007 million, or 74.0%, increase in our cash and amounts due from banks to ¥152,792 million as of March 31, 2005.

Securities

As of March 31, 2005, the balance of our securities was ¥360,270 million, a decline of ¥7,097 million, or 1.9%, from ¥367,367 million as of March 31, 2004. A decrease in Japanese government and corporate bonds was offset, to a large extent, by an increase in foreign currency-denominated securities primarily as a result of our efforts to manage our currency risks related to increased foreign currency deposits by retail customers. The ¥367,367 million of securities as of March 31, 2004 represented a decrease of ¥55,180 million, or 13.0%, from ¥422,547 million as of March 31, 2003. The decrease as of March 31, 2004 also was due primarily to an expansion of our loan portfolio at a greater rate than the increase in our deposits during the year ended March 31, 2004.

On a non-consolidated basis, we held ¥364,597 million of securities, or ¥4,327 million more than on a consolidated basis. This difference consists of the value of the equity held by Tokyo Star Bank in its subsidiaries.

The following table sets forth the composition of our consolidated portfolio of securities as of March 31, 2005.

Securities by Maturity (Consolidated)

	As of March 31, 2005					
	One year or less	Over one year to five years	Over five years to ten years	Over ten years	No maturity	Total
	(millions of yen)					
Japanese national government bonds	¥35,604	¥130,577	¥ —	¥21,111	¥ —	¥187,293
Japanese municipal bonds	—	8	101	—	—	110
Japanese corporate bonds	18,700	24,920	2,498	—	—	46,119
Other securities[1]	18,861	50,938	36,613	540	19,795	126,747
Total	¥73,165	¥206,445	¥39,214	¥21,652	¥19,795	¥360,270

(1) Other securities consist primarily of foreign bonds and bonds denominated in a currency other than yen issued by a Japanese issuer.

For more information with respect to our investment portfolio, see "Additional Financial Information—Investment Portfolio".

Loan Portfolio

As of March 31, 2005, our total loan portfolio, consisting of loans and discounted bills, on a consolidated basis amounted to ¥868,115 million, representing approximately 59.9% of our total assets as of that date and a 24.9% increase from the amount of our loan portfolio as of March 31, 2004.

The following table sets forth our loans and discounted bills by industry of borrower, by amount and as a percentage of total loans and discounted bills, on a consolidated basis, as of the dates set forth below.

Loans and Discounted Bills by Borrower Industry (Consolidated)

	As of March 31,					
	2003		2004		2005	
	Amount	% of total	Amount	% of total	Amount	% of total
	(millions of yen, except percentages)					
Manufacturing	¥ 10,636	1.87%	¥ 25,595	3.68%	¥ 12,767	1.47%
Agriculture	157	0.03	150	0.02	130	0.02
Forestry	139	0.02	131	0.02	123	0.01
Fisheries	117	0.02	108	0.02	102	0.01
Mining	8	0.00	6,006	0.86	286	0.03
Construction	14,075	2.48	13,077	1.88	9,348	1.08
Electric power, gas, heat and water supply	91	0.02	68	0.01	17	0.00
Information and communications	1,714	0.30	4,538	0.65	11,847	1.37
Transportation	9,525	1.68	9,648	1.39	8,782	1.01
Wholesale and retail	28,901	5.08	26,482	3.81	26,424	3.04
Finance and insurance	129,332	22.75	101,349	14.59	70,638	8.14
Real estate	83,492	14.68	137,200	19.75	248,090	28.58
Services	51,376	9.04	79,847	11.49	146,436	16.87
Local government	2,437	0.43	1,880	0.27	1,465	0.17
Overseas yen loans[1]	—	—	7,393	1.06	9,773	1.13
Other	236,566	41.60	281,348	40.49	321,885	37.08
Total loans and discounted bills	¥568,566	100.00%	¥694,824	100.00%	¥868,115	100.00%

(1) Overseas yen loans include domestic loans and discounted bills originated in Japan for borrowers located overseas. We began including this category in the year ended March 31, 2004.

We classify our loan portfolio generally as loans and discounted bills to small and medium-sized enterprises, individuals and others. Small and medium-sized enterprises are defined as companies that have (i) capital of not more than ¥300 million (or ¥100 million in the case of companies in the wholesale business and ¥50 million in the case of companies in the retail or service industries), or (ii) no more than 300 employees (or 100 employees for companies in the wholesale business or in the service industry and 50 employees for those in the retail business). The following table sets forth Tokyo Star Bank's loans and discounted bills by type of borrower, on a non-consolidated basis, as of the dates set forth below. As of March 31, 2005, Tokyo Star Bank's loans accounted for 99.1% of our loans and discounted bills.

Loans and Discounted Bills by Borrower Type (Non-Consolidated)

	As of March 31,		
	2003	2004	2005
	(millions of yen)		
Small and medium-sized enterprises	¥276,777	¥375,505	¥535,284
Individuals	171,078	188,543	243,041
Others(1)	118,565	127,043	82,305
Total loans and discounted bills	¥566,420	¥691,091	¥860,630

(1) Others include enterprises that are not classified as small and medium-sized enterprises and public entities.

Our largest category of borrowers is the real estate industry, which accounted for ¥83,492 million, ¥137,200 million and ¥248,090 million of our outstanding loans and discounted bills as of March 31, 2003, 2004 and 2005, respectively. The increase in loans and discounted bills to the real estate industry over the last three years is due principally to the success of our non-recourse real estate loans. As of March 31, 2005, these non-recourse loans accounted for ¥148,341 million, or 59.8%, of our loans and discounted bills in the real estate industry classification on a non-consolidated basis, or approximately 17.2% of our total loan portfolio on a consolidated basis. The growth in our outstanding loans and discounted bills has also resulted from increased loans and discounted bills to the services industry, as evidenced by a ¥95,060 million, or 185.0%, increase from March 31, 2003 to March 31, 2005, and an increase in loans and discounted bills to individuals of ¥71,963 million, or 42.1%, from March 31, 2003 to March 31, 2005. Over half of our loans and discounted bills to the services industry consist of loans and discounted bills to pachinko parlor operators and to the leisure industry, including hotels and resorts. Loans and discounted bills to the nursing home and elderly care industries, which is currently one of our targeted sectors, also are classified as loans and discounted bills to the services industry. Overall, the increase in loans and discounted bills to the services industry was due primarily to growth in structured loans to pachinko parlor operators, the leisure industry and the nursing home and elderly care industries. The increase in our loans and discounted bills to individuals resulted primarily from an increase in residential loans from ¥156,633 million as of March 31, 2003 to ¥218,564 million as of March 31, 2005, which reflects the success of our *Star One* mortgage.

Our largest decreases in outstanding loans and discounted bills were in the finance and insurance industry and the construction industry categories. Loans and discounted bills to the finance and insurance industry fell by ¥58,694 million, or 45.4%, between March 31, 2003 and March 31, 2005, in large part due to our strategic decision to reduce our exposure to the consumer finance industry and the maturing, or other repayment or resolution, of loans purchased from Tokyo Sowa Bank, a substantial portion of which consisted of loans and discounted bills to this industry. The decrease of ¥30,711 million in our exposure to the finance and insurance industry between March 31, 2004 and March 31, 2005 was due almost exclusively to a decrease in loans to the consumer finance sector. Loans and discounted bills to the construction industry decreased by ¥4,727, or 33.6%, between March 31, 2003 and March 31, 2005.

As of March 31, 2005, we had ¥667 million of loans and discounted bills denominated in currencies other than yen.

Under our internal guidelines, the maximum exposure we may have is ¥12,374 million for any single borrower and ¥24,748 million for any single borrower and its affiliates, compared to the maximum exposure as permitted under the Banking Law of ¥20,623 million for any single borrower and ¥32,997 million for any single borrower and its affiliates.

Loan Maturity

The following table sets forth the composition of Tokyo Star Bank's loan portfolio, on a non-consolidated basis, by type of interest rate and contractual maturity as of the dates indicated.

Loan Maturity (Non-Consolidated)

	As of March 31,		
	2003	2004	2005
	(millions of yen)		
Fixed-interest loans and discounted bills:			
One year or less	¥ 36,278	¥ 42,845	¥ 48,309
Over one year to three years	40,441	76,498	72,702
Over three years to five years	18,895	53,013	51,132
Over five years to seven years	6,959	25,027	34,861
Over seven years(1)	33,716	66,817	120,900
Variable-interest loans and discounted bills:			
One year or less	168,350	172,007	189,871
Over one year to three years	85,860	74,071	142,306
Over three years to five years	42,619	37,100	68,160
Over five years to seven years	29,186	26,872	36,332
Over seven years(1)	104,112	116,836	96,053
Total loans and discounted bills:			
One year or less	204,628	214,853	238,180
Over one year to three years	126,301	150,570	215,008
Over three years to five years	61,514	90,114	119,293
Over five years to seven years	36,145	51,899	71,193
Over seven years(1)	137,829	183,654	216,954
Total loans and discounted bills	¥566,420	¥691,091	¥860,630

(1) All loans and discounted bills with principal or interest that are past due as of the date indicated are classified as loans and discounted bills with maturities of over seven years.

Asset Quality and Disposal of Problem Claims

We classify our borrowers and assess our asset quality based on our self-assessment procedures developed in accordance with guidelines published by the FSA. Beginning in the year ending March 31, 2006, we perform our self-assessment as of the end of each fiscal quarter. The self-assessment process involves classifying borrowers based on their financial condition and then categorizing claims against borrowers in order of collection risk. Based on these classifications, we establish reserves and disclose our problem claims using criteria required by the Japanese Bankers Association for the disclosure of risk-monitored loans.

Classification of Problem Claims and Reserve Policies

The steps we take in classifying our problem claims and determining reserve amounts are described below.

Self-Assessment Guidelines

Japanese banks are required to classify borrowers and asset quality under self-assessment guidelines originally issued in April 1997 by the JICPA and included in the FSA's inspection manual. The self-assessment guidelines stress the need for a bank to establish the amount of reserves that it considers adequate, even if all or part of the reserve currently is not tax-deductible under Japanese law.

We self-assess all assets four times per year to recognize asset quality accurately. Self-assessment of claims involves two steps. The first step is to classify the borrowers into the following five borrower classifications.

Definition of Borrower Classification

Borrower Classification	Definition
Normal borrowers	Borrowers whose business conditions are satisfactory and that are deemed not to have any particular problems with respect to their financial position.
Watch list borrowers	Borrowers that require close monitoring, such as borrowers that are: • currently making only partial interest payments; • not current in interest or principal payments; • in breach of their loan agreement(s); • facing financial problems due to poor or unstable business conditions; or • in financial difficulty. There are two types of watch list borrowers: • "Borrowers requiring special caution", which are borrowers with loans on which principal or interest is past due for three months or more or that are restructured loans. • "Other borrowers requiring caution", which are all other watch list borrowers.
Possibly bankrupt borrowers	Borrowers that are in substantial financial difficulty and are having difficulty in implementing their business plans and are deemed likely to enter into bankruptcy in the future (including those borrowers that are receiving ongoing financial assistance from financial institutions).
Substantially bankrupt borrowers	Borrowers that, although not formally or legally bankrupt, are in serious financial difficulty and are deemed not to have a chance of successfully restructuring.
Bankrupt borrowers	Borrowers that are formally or legally bankrupt.

The second step is to categorize our loans and other assets into the following four classifications.

Definition of Asset Classification

Asset Classification	Definition
Category I	Claims other than claims classified as Category II, III or IV.
Category II	Claims (or portions of claims) with respect to which there is deemed to be a greater than normal risk to the ability to collect due to the claim not meeting internal credit standards or as there are other reasons to doubt the possibility of collection. Category II claims include unsecured claims (or portions of claims) and claims (or portions of claims) that are secured by a general security interest or a general guarantee.
Category III	Claims (or portions of claims) with respect to which there is deemed to be serious doubt as to the ability to collect and/or value, but it is unclear as to what portion of the claim will result in a loss.
Category IV	Claims (or portions of claims) that are deemed to be uncollectible or without value.

Classifications of claims take into account related collateral and guarantees, and the valuation of such collateral and/or guarantees.

Reserve Policies

Following classification of borrowers and assets in the manner set forth above, we determine the appropriate amount of reserves to be provided. The following table sets forth our reserve policies for each category of claim.

Reserve Policies

Self-Assessment Classification	Reserve Policy
Claims against normal borrowers and other borrowers requiring caution	Calculate the estimated loss based on our historical loan loss data for loans of the same classification for the prior three years and provide for such loss in the general reserve for possible loan losses.
Claims against borrowers requiring special caution	Calculate the estimated loss based on our historical loan loss experience for loans of the same classification during the prior three years and provide for such loss in the general reserve for possible loan losses. For borrowers which have claims over ¥100 million, if cash flows can be reasonably estimated, provide for an amount calculated by the discounted cash flow method in the general reserve for possible loan losses. The discounted cash flow method requires providing for an amount equal to the difference between the carrying value of the claim and the projected cash flows from collection discounted by the original interest rate.
Claims against possibly bankrupt borrowers	As a general rule, calculate the estimated loss based on our historical loan loss experience for loans of the same classification during the prior three years and provide for that amount in the specific reserve for possible loan losses. With respect to Category III claims, the amount of the claim is multiplied by the historical loss rate applicable to Category III claims and the resulting amount is provided for in the specific reserve for possible loan losses, subject to adjustments for individual circumstances. With respect to other claims, the amount reasonably estimated not to be recoverable is provided for after taking into account the value of collateral and guarantees related to the claim. For borrowers with claims over ¥100 million, if cash flows can be reasonably estimated, provide for an amount calculated by the discounted cash flow method in the specific reserve for possible loan losses.
Claims against substantially bankrupt and bankrupt borrowers	Either provide for the entire balance of claims of these borrowers in Category III and IV in the specific reserve for possible loan losses or write off the entire balance, after taking into account the value of collateral and guarantees related to the claim.

Disclosure of Problem Claims and Risk-Managed Loans

Japanese banks are required under the Banking Law and under the Financial Revitalization Law to disclose their problem claims based on the results of the self-assessment procedures discussed above.

The following chart presents an overview of our self-assessment classification and resulting categories and disclosure of Tokyo Star Bank's claims and loans and discounted bills, on a non-consolidated basis, as of March 31, 2005.

(millions of yen)

<table>
<tr><td colspan="2" rowspan="2">Borrower classification under self-assessment guidelines
(Credit exposures)</td><td colspan="3">Claims disclosed under the Financial Revitalization Law
(Credit exposures)</td><td rowspan="2">Risk-managed loans under the Banking Law
(Loans and discounted bills)</td></tr>
<tr><td></td><td colspan="2">(Loans and discounted bills only)</td></tr>
<tr><td colspan="2">Bankrupt borrowers
¥2,547</td><td rowspan="2">Bankruptcy and quasi-bankrupt credit
¥6,968</td><td rowspan="2">¥6,683</td><td>¥2,514</td><td>Loans to bankrupt borrowers
¥2,514</td></tr>
<tr><td colspan="2">Substantially bankrupt borrowers
¥4,421</td><td>¥4,169</td><td rowspan="2">Past due loans
¥29,063</td></tr>
<tr><td colspan="2">Possibly bankrupt borrowers
¥25,139</td><td>Doubtful credit
¥25,139</td><td colspan="2">¥24,893</td></tr>
<tr><td rowspan="4">Watch list borrowers
¥169,545</td><td rowspan="3">Borrowers requiring special caution
¥14,473</td><td rowspan="2">Substandard credit
¥11,428</td><td rowspan="2">¥11,428</td><td>¥6</td><td>Loans past due for three months or more
¥6</td></tr>
<tr><td>¥11,421</td><td>Restructured loans
¥11,421</td></tr>
<tr><td>Sub-total
¥43,536</td><td colspan="2">Sub-total
¥43,005</td><td>Total
¥43,005</td></tr>
<tr><td>Other borrowers requiring caution
¥155,071</td><td rowspan="2">Normal borrowers
¥823,184</td><td colspan="2">¥817,625</td><td></td></tr>
<tr><td colspan="2">Normal borrowers
¥665,067</td><td colspan="2"></td><td></td></tr>
<tr><td colspan="2">Total
¥866,720</td><td>Total
¥866,720</td><td colspan="2">Total
¥860,630</td><td></td></tr>
</table>

Disclosure Under Self-Assessment Procedures

The following table sets forth the classification of Tokyo Star Bank's claims based on the credit quality of the borrower, on a non-consolidated basis, under our self-assessment procedures in accordance with the Banking Law as of the dates indicated.

Classification under Self-Assessment (Non-Consolidated)

	As of March 31,		
	2003	2004	2005
	(millions of yen)		
Bankrupt borrowers(1)	¥ 4,701	¥ 16,649	¥ 2,547
Substantially bankrupt borrowers	10,959	6,121	4,421
Possibly bankrupt borrowers	36,059	25,072	25,139
Watch list borrowers:			
Borrowers requiring special caution(2)	23,185	18,415	14,473
Other borrowers requiring caution	60,034	125,546	155,071
Normal borrowers	438,538	510,083	665,067
Total	¥573,476	¥701,888	¥866,720

(1) ¥6,410 million and ¥205 million in DIP loans are included in the loans to bankrupt borrowers classification as of March 31, 2004 and 2005, respectively. The full amounts of the loans are covered by collateral and other guarantees.

(2) The figure for the year ended March 31, 2004 includes ¥5,000 million in other receivables related to loan sales.

As of March 31, 2003, we had, on a non-consolidated basis, claims classified as claims against other borrowers requiring caution in the amount of ¥60,034 million, which represented 10.5% of our total claims. These claims consisted, in large part, of loans acquired from Tokyo Sowa Bank and were placed in this classification primarily due to a lack of credit history and other information with respect to the underlying obligors. Under the Banking Law, claims with respect to which a lender does not have sufficient credit history and other information are required to be classified as claims against other borrowers requiring caution or worse, regardless of a history of timely payments on the obligation itself.

During the year ended March 31, 2004, our claims against other borrowers requiring caution increased by ¥65,512 million, or 109.1%, to ¥125,546 million, which represented 17.9% of our total claims. During the year ended March 31, 2004, approximately one half of the loans and discounted bills to obligors in the consumer finance industry previously classified as claims against normal borrowers were reclassified as loans to other borrowers requiring caution as a result of our decision to tighten credit rating standards for consumer finance companies following the deterioration of the financial condition of the consumer finance industry as a whole.

During the year ended March 31, 2005, our claims against other borrowers requiring caution increased by ¥29,525 million, or 23.5%, to ¥155,071 million, which represented 17.9% of our total claims. This increase was, in large part, due to the expansion of our non-recourse real estate loan portfolio. We have in place a policy with respect to classification of non-recourse real estate loans that requires substantial over-collateralization of the loan for it to be classified as a claim against a normal borrower. Loans with loan-to-value ratios (the ratio of the total principal amount of the loan to the value of the underlying asset) in excess of our internal limit (but not otherwise suffering from any credit issues) are classified as claims against other borrowers requiring caution. These increases in claims against other borrowers requiring caution were offset, in part, by the removal of certain of these types of claims through collection or repayment and bulk sales and, to a lesser extent, the re-classification to normal of claims against borrowers in the consumer finance industry with respect to which timely payments had been made throughout the term of the loan.

During the three months ended June 30, 2005, our claims against other borrowers requiring caution decreased by ¥56,296 million, or 36.3%, from ¥155,071 million as of March 31, 2005 to ¥98,775 million as of June 30, 2005. For a discussion of this decline in our claims against other borrowers requiring caution, see "—Recent Developments and Outlook—Results for the Three Months Ended June 30, 2005".

The amount of our problem claims has decreased since our inception due to the addition of loans that we originated. We expect to continue to improve our asset quality as our purchased loans continue to mature and otherwise are repaid or resolved. The following table sets forth the classification of Tokyo Star Bank's claims, divided between loans purchased from Tokyo Sowa Bank (including roll-overs of these purchased loans and new loans extended to borrowers of these purchased loans) and other claims, on a non-consolidated basis, under our self-assessment procedures as of March 31, 2005.

Classification under Self-Assessment of Loans Purchased from Tokyo Sowa Bank (Non-Consolidated)

	As of March 31, 2005			
	Loans Purchased from Tokyo Sowa Bank		Other Claims	
	Amount	% of total	Amount	% of total
	(millions of yen, except percentages)			
Claims against bankrupt borrowers	¥ 666	0.3%	¥ 1,880	0.3%
Claims against substantially bankrupt borrowers	3,157	1.4	1,263	0.2
Claims against possibly bankrupt borrowers	15,850	6.9	9,288	1.5
Claims against borrower requiring special caution	3,948	1.7	10,525	1.7
Claims against other borrowers requiring caution	55,169	24.1	99,901	15.7
Claims against normal borrowers	150,093	65.6	514,974	80.7
Total loans and discounted bills	¥228,887	100.0%	¥637,833	100.0%

Disclosure Under Financial Revitalization Law

Under the Financial Revitalization Law, banks are required to classify and disclose "claims", which include, in addition to loans and discounted bills, foreign exchange claims, securities lent, accrued income and suspended payments in other assets and customers' liabilities for acceptances and guarantees. Claims are classified into the following categories:

- *Bankruptcy and quasi-bankrupt credit*, which consists of claims against legally bankrupt borrowers and borrowers in the process of restructuring or rehabilitating. These claims are equivalent to claims against bankrupt borrowers and substantially bankrupt borrowers under our self-assessment classifications;
- *Doubtful credit*, which consists of claims against borrowers that are not legally bankrupt but with respect to which there is a high probability that full principal or interest payments will not be received. These claims are equivalent to claims against possibly bankrupt borrowers under our self-assessment classifications;
- *Substandard credit*, which consists of claims that are more than three months past due and restructured loans; and
- *Normal borrowers*, which consist of claims against all other borrowers.

The following table sets forth the classification of Tokyo Star Bank's assets, on a non-consolidated basis, in accordance with the Financial Revitalization Law as of the dates indicated.

Classification under the Financial Revitalization Law (Non-Consolidated)

	As of March 31,		
	2003	2004	2005
	(millions of yen, except percentages)		
Bankruptcy and quasi-bankrupt credit(1)	¥ 15,664	¥ 22,770	¥ 6,968
Doubtful credit	36,072	25,072	25,139
Substandard credit(2)	21,911	16,860	11,428
Total problem claims disclosed under the Financial Revitalization Law	73,647	64,703	43,536
Normal borrowers	499,829	637,185	823,184
Total	¥573,476	¥701,888	¥866,720
Ratio of total problem claims disclosed under the Financial Revitalization Law to total claims	12.8%	9.2%	5.0%

(1) ¥6,410 million and ¥205 million in DIP loans are included in the loans to bankruptcy and quasi-bankrupt credit as of March 31, 2004 and 2005, respectively. The full amounts of the loans are covered by collateral and other guarantees.

(2) The figure for the year ended March 31, 2004 includes ¥5,000 million in other receivables related to loan sales.

For information concerning our problem claims, on a non-consolidated basis, as of June 30, 2005, see "—Recent Developments and Outlook—Results for the Three Months Ended June 30, 2005".

Disclosure of Risk-Managed Loans

We also disclose risk-managed loans for financial reporting purposes in accordance with guidelines issued by the Japanese Bankers Association under the Banking Law. These guidelines only relate to loans and discounted bills outstanding, rather than to total disclosed claims as under the Financial Revitalization Law. The following classifications are used for risk-managed loans:

- *Loans to bankrupt borrowers*, which are non-accruing loans and discounted bills to borrowers that have legally or formally declared bankruptcy.
- *Past due loans*, which are non-accruing loans and discounted bills that are neither (i) classified as loans to bankrupt borrowers nor (ii) loans that are currently not accruing interest but are currently being restructured.
- *Loans past due three months or more*, which are loans and discounted bills for which principal or interest is three months or more past due.

- *Restructured loans*, which are loans and discounted bills that have been restructured with lending terms more favorable to the borrower as a result of financial difficulties of the borrower.

Under our internal policies, we halt the accrual of interest on loans after payments on accounts are more than 180 days past due or the loan or discounted bill is classified in or below the category of claims against possibly bankrupt borrowers under our self-assessment procedures in accordance with the Banking Law.

The following table sets forth the classification of Tokyo Star Bank's risk-managed loans and discounted bills, on a consolidated and non-consolidated basis, as of the dates indicated.

Risk-Managed Loans and Discounted Bills (Consolidated)

	As of March 31,		
	2003[(1)]	2004	2005
	(millions of yen, except percentages)		
Loans to bankrupt borrowers[(2)]	¥ 4,880	¥16,652	¥ 2,546
Past due loans	49,446	32,851	30,429
Loans past due three months or more	781	16	6
Restructured loans[(3)]	21,171	16,850	11,637
Total	¥76,278	¥66,370	¥44,620
Ratio of total risk-managed loans to total loans and discounted bills	13.4%	9.5%	5.1%

(1) Due to the post-financial reporting reclassification of some of the assets, the figures shown as of March 31, 2003 do not necessarily correspond to the figures for risk-managed loans which appear in the consolidated financial statements as of and for the year ended March 31, 2003 previously publicly released by Tokyo Star Bank.

(2) ¥6,410 million and ¥205 million in DIP loans are included in the loans to bankrupt borrowers classification as of March 31, 2004 and 2005, respectively. The full amounts of these loans are covered by collateral and other guarantees.

(3) The figure for the year ended March 31, 2004 includes ¥5,000 million in other receivables related to loan sales.

Risk-Managed Loans and Discounted Bills (Non-Consolidated)

	As of March 31,		
	2003[(1)]	2004	2005
	(millions of yen, except percentages)		
Loans to bankrupt borrowers[(2)]	¥ 4,596	¥16,532	¥ 2,514
Past due loans	46,254	30,570	29,063
Loans past due three months or more	740	16	6
Restructured loans[(3)]	21,171	16,844	11,421
Total	¥72,761	¥63,962	¥43,005
Ratio of total risk-managed loans to total loans and discounted bills	12.8%	9.2%	5.0%

(1) Due to the post-financial reporting reclassification of some of the assets, the figures shown as of March 31, 2003 do not necessarily correspond to the figures for risk-managed loans which appear in the non-consolidated financial statements as of and for the year ended March 31, 2003 previously publicly released by Tokyo Star Bank.

(2) ¥6,410 million and ¥205 million in DIP loans are included in the loans to bankrupt borrowers classification as of March 31, 2004 and 2005, respectively. The full amounts of these loans are covered by collateral and other guarantees.

(3) The figure for the year ended March 31, 2004 includes ¥5,000 million in other receivables related to loan sales.

The three classification methods we use for our loan portfolio and other assets differ in the following manner:

- under the self-assessment classification, our credit exposure is measured by borrower;
- under the Financial Revitalization Law, our credit exposure is measured based on claims; and
- under our risk-managed loan classification, our credit exposure is measured based on loans and discounted bills.

Although in most cases the focus on borrowers or claims does not produce divergent results, with respect to borrowers requiring special caution and claims against these borrowers, the amount of claims classified as substandard credit under the Financial Revitalization Law is usually lower than the amount of claims against borrowers requiring special caution because some of our claims against these borrowers are classified as normal claims under the Financial Revitalization Law. For example, for the year ended March 31, 2005, we had claims in the amount of ¥14,473 million against borrowers requiring special caution, but only ¥11,428 million of these claims were classified as claims against substandard credit. Similarly, for the year ended March 31, 2004, we had claims in the amount of ¥18,415 million against borrowers requiring special caution, but only ¥16,860 million of these claims were classified as claims against substandard credit.

Coverage Ratios

As of March 31, 2005, Tokyo Star Bank's coverage ratios, on a non-consolidated basis, for assets classified under the Financial Revitalization Law were 100.0% for claims against bankruptcy and quasi-bankrupt credit, 95.2% for claims against doubtful credit and 54.8% for claims against substandard credit. For all classified claims, the coverage ratio was 85.4%.

Coverage ratios are calculated as the ratio of the total value of collateral pledged against claims, guarantees for claims and reserves for possible loan losses to the amount of total claims. Collateral and guarantees are revaluated quarterly at the time our assets are classified for disclosure purposes.

The following table sets forth the coverage ratios on a non-consolidated basis for problem claims disclosed under the Financial Revitalization Law as of the dates indicated.

Coverage Ratios (Non-Consolidated)

	Amount of claims (A)	Collateral and guarantees (B)	Reserve for possible loan losses (C)	Allocated reserves (C)/[(A) - (B)]	Total reserve, collateral and guarantees (B) + (C)	Total coverage ratio [(B) + (C)]/(A)
	(millions of yen, except percentages)					
As of March 31, 2003						
Bankruptcy or quasi-bankrupt credit	¥15,664	¥ 6,735	¥ 8,929	100.0%	¥15,664	100.0%
Doubtful credit	36,072	21,689	6,059	42.1	27,748	76.9
Substandard credit	21,911	12,552	5,928	63.3	18,480	84.3
Total	¥73,647	¥40,976	¥20,916	64.0%	¥61,892	84.0%
As of March 31, 2004						
Bankruptcy or quasi-bankrupt credit	¥22,770	¥21,327	¥ 1,443	100.0%	¥22,770	100.0%
Doubtful credit	25,072	13,796	5,509	48.8	19,305	77.0
Substandard credit	16,860	6,423	3,654	35.0	10,077	59.8
Total	¥64,703	¥41,546	¥10,606	45.8%	¥52,152	80.6%
As of March 31, 2005						
Bankruptcy or quasi-bankrupt credit	¥ 6,968	¥ 6,011	¥ 957	100.0%	¥ 6,968	100.0%
Doubtful credit	25,139	14,412	9,523	88.8	23,935	95.2
Substandard credit	11,428	2,123	4,143	44.5	6,266	54.8
Total	¥43,536	¥22,546	¥14,623	69.7%	¥37,169	85.4%

As of March 31, 2005, we had collateral and guarantees of ¥92,916 million and a reserve of ¥6,324 million on our ¥155,071 million of claims against other borrowers requiring caution, on a non-consolidated basis, representing a collateral coverage ratio of 64.0%.

Generally, we review the valuation of collateral for our traditional secured loans internally on an annual basis. With respect to our non-recourse real estate loans, we generally use valuations of collateral generated by third-party appraisers at the inception of the loan. We are currently creating policies and methodologies for the internal revaluation of this real estate collateral. We currently monitor the performance of these loans through monthly or quarterly information received from the manager of the relevant properties related to rent levels and occupancy rates in order to ensure compliance with covenants included in the loan documentation. We typically require repayment of loans upon breach of a covenant. For each of the years ended March 31, 2004 and 2005, loans which experienced a breach of covenant were generally repaid, often through re-financing loans made by other lenders.

The following chart shows Tokyo Star Bank's coverage ratios for each category of claims, on a non-consolidated basis, as of March 31, 2005. Figures in parentheses show the net change from March 31, 2004.

(millions of yen, except percentages)

Borrower classification under the self-assessment guidelines	Claims disclosed under the Financial Revitalization Law	Categories: Category I	Category II	Category III	Category IV	Reserve	Reserve coverage ratio[(1)]	Total coverage ratio[(2)]
Bankrupt borrowers ¥2,547 (-¥14,101)	Bankruptcy and quasi-bankrupt credit ¥6,968 (-¥15,801)	covered by reserves, collateral and guarantees ¥357 (-¥7,128)	¥5,654 (-¥8,187)	Entirely reserved ¥890 (-¥409)	Entirely reserved ¥66 (-¥76)	¥957	100%	100%
Substantially bankrupt borrowers ¥4,421 (-¥1,700)								
Possibly bankrupt borrowers ¥25,139 (¥66)	Doubtful credit ¥25,139 (¥66)	covered by reserves, collateral and guarantees ¥2,151 (¥30)	¥12,261 (¥585)	Partially reserved ¥10,726 (-¥549)		¥9,523	88.8%	95.2%
Watch list borrowers ¥169,545 (¥25,583): Borrowers requiring special caution ¥14,473 (-¥3,942)	Substandard credit ¥11,428 (-¥5,432)	covered by collateral and guarantees ¥2,123 ¥219 (-¥132)	¥11,208 (-¥5,299)			¥4,143	44.5%	54.8%
Watch list borrowers: Other borrowers requiring caution ¥155,071 (¥29,525)	Normal borrowers ¥823,184 (¥185,999)	¥6,533 (-¥1,847)	¥151,583 (¥32,875)	¥0 (-¥8)	¥0 (-¥3)	¥6,399	9.9%	
Normal borrowers ¥665,067 (¥154,983)		¥665,067 (¥154,983)				¥3,470	1.8%	

Total	Total	Category I	Category II	Category III	Category IV	Total	Total coverage ratio
¥866,720 (¥164,832) 100.0%	¥866,720 (¥164,832)	¥674,329 (¥145,905) 77.8%	¥180,707 (¥19,974) 20.8%	¥11,617 (-¥967) 1.3%	¥66 (-¥80) 0.0%	¥24,493	85.4%

(1) Reserve coverage ratio is the ratio of reserves to claims disclosed under the Financial Revitalization Law that are not covered by collateral or guarantees.

(2) Total coverage ratios are based on claims disclosed under the Financial Revitalization Law as substandard credit or below. Our total coverage ratio, including claims against "other borrowers requiring caution" and "normal borrowers", was 70.2%.

Disposal of Problem Claims

The following table sets forth a breakdown of disposals of doubtful credit claims and bankrupt and quasi-bankrupt claims, on a non-consolidated basis, for the periods presented.

Reduction of Problem Claims (Non-Consolidated)

	For the year ended March 31,		
	2003	2004	2005
	(millions of yen)		
Liquidation[1]	¥ —	¥ —	¥ 67
Restructuring[1]	—	—	214
Securitization and sale	11,934	2,061	8,483
Direct write-off[2]	—	6,454	1,310
Collection or repayment[1]	9,352	15,072	16,137
Improvement in business performance	566	4,219	2,964
Total	¥21,852	¥27,806	¥29,175

(1) For the years ended March 31, 2003 and 2004, all liquidated and restructured claims are included as claims reduced by collection or repayment.

(2) Amounts written off set forth in this table do not include amounts reserved and written off during the same measurement period.

Claims disposed of through securitization and sale consist primarily of loans and discounted bills disposed of through bulk sales.

We have an Asset Management Team that is engaged in the collection of our outstanding loans and discounted bills that have been past due for over 90 days. This team also works with borrowers to restructure loans in instances where restructuring is considered a viable option. We outsource collections of personal loans and discounted bills past due over 90 days when the size of the outstanding obligation makes it more economically efficient to use a third-party collection service.

Changes in Amount of Problem Claims

The table below sets forth Tokyo Star Bank's experience since March 31, 2002 with the removal of claims against doubtful credit and bankruptcy and quasi-bankrupt credit and the emergence of new claims against doubtful credit and bankruptcy and quasi-bankrupt credit, on a non-consolidated basis, as of the dates indicated.

Changes in Amounts of Problem Claims (Non-Consolidated)

	Claims against doubtful credit	Claims against bankruptcy and quasi-bankrupt credit	Total
		(millions of yen)	
Balance of claims against doubtful credit and bankruptcy and quasi-bankrupt credit as of March 31, 2002	¥ 15,835	¥ 20,188	¥ 36,023
Claims newly added April 1, 2002 to March 31, 2003	26,798	10,767	37,565
Claims removed April 1, 2002 to March 31, 2003	(4,491)	(17,361)	(21,852)
Claims migrating between classifications April 1, 2002 to March 31, 2003	(2,070)	2,070	—
Net change	20,237	(4,522)	15,713
Balance of claims against doubtful credit and bankruptcy and quasi-bankrupt credit as of March 31, 2003	36,072	15,664	51,736
Claims newly added April 1, 2003 to March 31, 2004	6,316	17,596	23,912
Claims removed April 1, 2003 to March 31, 2004	(15,248)	(12,558)	(27,806)
Claims migrating between classifications April 1, 2003 to March 31, 2004	(2,068)	2,068	—
Net change	(11,000)	7,106	(3,894)
Balance of claims against doubtful credit and bankruptcy and quasi-bankrupt credit as of March 31, 2004	25,072	22,770	47,842
Claims newly added April 1, 2004 to March 31, 2005	10,498	2,942	13,440
Claims removed April 1, 2004 to March 31, 2005	(7,605)	(21,570)	(29,175)
Claims migrating between classifications April 1, 2004 to March 31, 2005	(2,826)	2,826	—
Net change	67	(15,802)	(15,735)
Balance of claims against doubtful credit and bankruptcy and quasi-bankrupt credit as of March 31, 2005	¥ 25,139	¥ 6,968	¥ 32,107

In the year ended March 31, 2005, ¥13,440 million in claims were newly classified as claims against doubtful credit or worse, while we removed ¥29,175 million of claims in these categories during the same period. The ¥29,175 million of claims removed during the year ended March 31, 2005 was principally attributable to recoveries from obligors, including the repayments by obligors under our DIP loans, all of which are categorized as claims against bankruptcy credit, as the outstanding amount of this type of loan fell from ¥6,410 million as of March 31, 2004 to ¥205 million as of March 31, 2005, as well as the sale of ¥8,483 million in problem claims during the year.

In the year ended March 31, 2004, claims in the amount of ¥23,912 million were newly classified as claims against doubtful credit or worse, while we removed ¥27,806 million of claims in these categories during the same period. The large amount of new claims added during the year ended March 31, 2004 was a result, in large part, of the bankruptcy of a consumer finance company and its affiliates to which we had loans in the amount of ¥10,867 million and the launch of our DIP loan product. As of March 31, 2004, we had ¥6,410 million of DIP loans outstanding. The ¥27,806 million of claims removed during the year ended March 31, 2004 was principally attributable to recoveries from obligors and, to a lesser extent, the introduction of a new accounting policy related to partial direct write offs of Category IV claims, which resulted in the removal of ¥5,464 million of claims and related reserves for possible loan losses.

Reserves for Possible Loan Losses

The following table sets forth a breakdown of Tokyo Star Bank's total reserves for possible loan losses, on a non-consolidated basis, as of the dates indicated.

Reserves for Possible Loan Losses (Non-Consolidated)

	As of March 31,		
	2003	2004	2005
	(millions of yen, except percentages)		
General reserve for possible loan losses	¥ 11,855	¥ 13,560	¥ 14,072
Specific reserve for possible loan losses	16,336	8,287	12,301
Total reserves for possible loan losses	¥ 28,191	¥ 21,848	¥ 26,373
Total claims	¥573,476	¥701,888	¥866,720
Ratio of total reserves for possible loan losses to total claims	4.9%	3.1%	3.0%

We apply the discounted cash flow method in calculating the reserve for possible loan losses for claims in excess of ¥100 million against possibly bankrupt borrowers and borrowers requiring special caution, if cash flows can be reasonably estimated. The discounted cash flow method requires providing for an amount equal to the difference between the carrying value of the claim and the projected cash flows from collection discounted by the original interest rate. In the cases where cash flows cannot be reasonably estimated, we calculate the estimated loss based on our historical loan loss experience for loans of the same classification during the prior three years and provide for that amount in the specific reserve for possible loan losses for claims against possibly bankrupt borrowers and in the general reserve for possible loan losses for claims against borrowers requiring special caution.

As of March 31, 2005, we applied the discounted cash flow method to 69.0% of our claims against possibly bankrupt borrowers and 81.5% of our claims against borrowers requiring special caution, in each case by book value. As a result of these calculations, we had ¥8,458 million in reserves for possible loan losses against claims against possibly bankrupt borrowers and ¥4,049 million in reserves for possible loan losses against claims against borrowers requiring special caution.

Funding and Liquidity

Funding and Liquidity Management

Our primary source of funding is retail deposits from domestic customers. We believe that bank deposits are our most cost-effective means of funding.

We continuously monitor our liquidity to ensure that we are able to meet the loan requirements of our customers and withdrawal requirements of our depositors. Under our liquidity management guidelines, we hold funds equivalent to a set portion of our deposit balance in Japanese government bonds and other highly liquid instruments. We also have in place contingency plans to respond to any instability in the financial system, including adverse changes in the securities markets or in domestic economic conditions.

We have provided corporate customers with structured loans under which assets of the customer are placed in a bankruptcy remote special purpose entity or receivables of the customer are placed in a trust, and loans secured by those assets or receivables are made to the customer. These loans have been structured not only to provide a simple and cost-effective asset- or receivables-based financing option for our customers, but also to increase the marketability of the loans made if we decide in the future to increase our liquidity by selling portions of our loan assets. As of March 31, 2005, we had ¥68,157 million of loans and discounted bills secured by assets held by special purpose vehicles (excluding non-recourse real estate loans) and ¥10,350 million of loans and discounted bills secured by receivables held by trusts within our loan portfolio.

The graph below shows a maturity ladder for Tokyo Star Bank's non-consolidated balance sheet as of March 31, 2005 on a cash settlement basis. As this graph shows, we strive to manage our longer-term liquidity risks by managing the maturities of our liabilities in light of our asset maturities. We manage our shorter-term liquidity risks by keeping a substantial portion of our non-loan assets in highly liquid instruments.


(millions of yen)
500,000
400,000
300,000
200,000
100,000
0
-100,000
-200,000
-300,000
-400,000
-500,000
-600,000
-700,000
329,469
-609,987
-280,518
390,842
-463,802
-72,960
200,239
-57,825
142,414
76,896
-35,083
41,813
75,544
-114,506
-38,962
1 year or less
Over 1 to 3 years
Over 3 to 5 years
Over 5 to 7 years
Over 7 to 10 years
ASSET
LIABILITY
NET

Deposits

As of March 31, 2005, we had deposits of ¥1,328,076 million, a ¥213,736 million, or 19.1%, increase compared to deposits of ¥1,114,340 million as of March 31, 2004. This increase in deposits was a result of our continued focus on attracting deposits through, among other things, offering our customers attractive interest rates on longer-term yen and dollar time deposits. We experienced particular success in increasing our yen deposits through a campaign we launched during the end of calendar 2004 in which we offered attractive rates on five-, seven- and ten-year yen time deposits. Over the three-year period from March 31, 2002 to March 31, 2005, our deposits increased at an average compound annual growth rate of 16.0%. Our deposits constituted 95.6%, 95.2% and 96.7% of our liabilities as of March 31, 2003, 2004 and 2005, respectively.

The following table sets forth a breakdown of our total deposits by type of deposit and by currency.

Deposits by Type and Currency (Non-Consolidated)

	As of March 31,		
	2003	2004	2005
		(millions of yen)	
Yen deposits:			
Demand	¥ 374,543	¥ 296,075	¥ 352,020
Time	697,241	799,375	937,225
Total	1,071,784	1,095,450	1,289,245
Dollar deposits:			
Demand	11,836	9,523	11,497
Time	6,343	9,986	26,560
Total	18,179	19,509	38,057
Euro deposits:			
Demand	1,426	1,160	657
Time	2,522	2,245	1,959
Total	3,948	3,405	2,616
Total Deposits	¥1,093,911	¥1,118,363	¥1,329,918

The following table sets forth the composition of our yen time deposits by remaining maturity on a non-consolidated basis as of the dates indicated. The figures below do not include amounts of installment time deposits.

Yen Time Deposits by Maturity (Non-Consolidated)

	As of March 31,		
	2003	2004	2005
		(millions of yen)	
Three months or less	¥152,395	¥152,297	¥188,848
Greater than three months, but six months or less	93,711	89,033	50,483
Greater than six months, but one year or less	91,433	64,938	46,530
Greater than one year, but two years or less	22,519	15,763	235,668
Greater than two years, but three years or less	14,360	236,936	227,684
Greater than three years, but five years or less	317,048	237,137	48,842
Greater than five years, but seven years or less	0	0	35,083
Greater than seven years, but ten years or less	0	0	101,956
Total	¥691,468	¥796,106	¥935,095

As of March 31, 2005, we had ¥40,673 million of foreign currency-denominated deposits, ¥12,154 million of which constituted demand deposits and ¥28,519 million of which constituted time deposits. Set forth below is the composition of Tokyo Star Bank's time deposits, on a non-consolidated basis, by remaining maturity and currency as of March 31, 2005.

Time Deposits by Maturity and Currency (Non-Consolidated)

	As of March 31, 2005					
	Yen deposits	% of total yen deposits	Dollar deposits	% of total dollar deposits	Euro deposits	% of total euro deposits
		(millions of yen, expect percentages)				
One year or less	¥287,844	30.7%	¥ 7,979	30.0%	¥1,703	87.0%
Greater than one year, but two years or less	235,784	25.2	303	1.1	0	—
Greater than two years, but three years or less	227,715	24.3	0	—	0	—
Greater than three years, but five years or less	48,842	5.2	5,886	22.2	96	4.9
Greater than five years, but seven years or less	35,083	3.7	0	—	0	—
Greater than seven years, but ten years or less	101,956	10.9	12,391	46.7	159	8.1
Total	¥937,225	100.0%	¥26,560	100.0%	¥1,959	100.0%

For further information related to our deposits, see "Additional Financial Information—Deposits".

Borrowed Money and Notes

As of March 31, 2005, our outstanding debt consisted of ¥3,000 million of floating rate subordinated notes due 2014 and ¥4,300 million of borrowed money. Our borrowed money consisted of debt obligations carrying a 1.10% interest rate and maturity date of April 28, 2005. Of this borrowed money, ¥3,300 million was repaid upon maturity, and the remaining ¥1,000 million was extended at the rate of 1.09% and is due on October 31, 2005. As of March 31, 2005, our outstanding subordinated notes and borrowed money represented 0.5% of our liabilities. We currently believe that deposits will continue to be our most cost-effective means of funding for the near-term. However, we have in place a $1.0 billion euro medium term note program under which we can issue notes of varying terms. As of March 31, 2005, there was ¥3,000 million outstanding under the program. We currently expect to be able to use our medium term note program or otherwise access the debt capital markets if the need arises. However, there can be no assurance that we will have access to such funds in the case of unforeseen events as discussed further under "Risk Factors—Risks Related to Our Business—We may encounter difficulty in diversifying our sources of funds in the future and any alternative sources of funds may carry higher interest rates and adversely affect our results of operations and financial condition".

Our current and future borrowing costs and ability to raise funds are impacted by our credit ratings and changes thereto. Currently, we have a rating of "A-" assigned to our long-term senior debt by the Japan Credit Rating Agency, Ltd.

Contractual Cash Obligations

The following table sets forth a summary of our primary consolidated cash obligations (other than borrowed money and notes) as of March 31, 2005.

Contractual Cash Obligations (Consolidated)

	Payments due by period as of March 31, 2005		
	One year or less	Over one year	Total
		(millions of yen)	
Capital lease obligations	¥12	¥16	¥28
Operating lease obligations	3	5	8
Total	¥15	¥21	¥36

Foreign Currency-Related and Derivative Transactions

As part of our funding strategy and our efforts to provide our customers with products and services that they require, we offer our customers *Star Elite* time deposits denominated in dollars or euro with terms of either five or ten years. As of March 31, 2005, we had foreign currency-denominated time deposits with terms of either five or ten years in an amount of ¥18,532 million. However, as a bank with only domestic lending operations, our non-yen denominated loans and discounted bills stood at ¥667 million with an average life to maturity of under three years as of March 31, 2005.

We seek to manage our foreign currency risk arising from foreign currency time deposits by investing in foreign currency-denominated securities and by utilizing foreign exchange contracts and swaps. As of March 31, 2005, we had ¥36,628 million of foreign currency-denominated securities with an average life to maturity of slightly over four years. The table below provides information with respect to our over-the-counter foreign exchange contracts as of March 31, 2005.

Foreign Exchange Contracts

	As of March 31, 2005		
	Contractual value or notional principal amount	Market value	Unrealized gain (loss)
		(millions of yen)	
Foreign exchange contracts (short)	¥ 82	¥(2)	¥(2)
Foreign exchange contracts (long)	1,194	0	0
Total	¥1,277	¥(2)	¥(2)

In order to hedge our seven-year and ten-year fixed-rate deposits, on April 15, 2005, we entered into a seven-year and ten-year interest rate swap agreements for notional amounts of ¥30,000 million and ¥72,000 million, respectively. This allows us to better match the durations of our liabilities and our assets.

Capital Resources and Adequacy

Shareholders' Equity

The following table sets forth a summary of our shareholders' equity as of March 31, 2005.

Shareholders' Equity

	As of March 31, 2005
	(millions of yen, except percentages)
Common stock	¥21,000
Capital surplus	19,000
Retained earnings	35,588
Unrealized gain on other securities, net of taxes	713
Total shareholders' equity	¥76,301
Ratio of total shareholders' equity to total assets	5.3%

Total shareholders' equity as of March 31, 2005 increased by ¥14,250 million, or 23.0%, as compared to March 31, 2004 as a result of an increase of ¥13,571 million in retained earnings due to our profitable operations and, to a much lesser extent, an increase of ¥680 million in unrealized gain on available-for-sale securities.

Capital Ratios

The FSA's bank capital guidelines are based on the risk-adjusted approach developed by the Basel Committee on Banking Regulations and Supervisory Practices of the Bank for International Settlements, or BIS. The FSA's guidelines are similar to those issued by other central bank regulators and the differences reflect the FSA's implementation of the BIS's approach in a manner designed to suit the Japanese banking environment. The FSA's guidelines require that the capital ratio of a bank with international operations be 8% or more on both a consolidated basis and a non-consolidated basis and that the capital ratio of a bank with no international operations, including Tokyo Star Bank, be 4% or more on both a consolidated and non-consolidated basis. We continuously monitor our risk-adjusted capital ratios and manage our operations in light of the capital ratio requirements.

Our consolidated total capital adequacy ratio as of March 31, 2005 was 8.84% as compared to 9.23% as of March 31, 2004. The principal reason for the decline in our consolidated total capital adequacy ratio was an increase in our on-balance sheet risk assets as a result of the expansion of our loan portfolio by 24.9% during the year ended March 31, 2005. Our Tier I capital adequacy ratio, or the ratio of Tier I capital to risk assets, was 7.89% as of March 31, 2005 compared to 7.95% as of March 31, 2004. Our non-consolidated total capital adequacy ratio as of March 31, 2005 was 8.77%.

The amount of our net deferred taxes represented 13.6% of our Tier I capital as of March 31, 2004 and 14.8% of our Tier I capital as of March 31, 2005.

Consolidated Capital Ratios

	As of March 31,	
	2004	2005
	(millions of yen, except percentages)	
Tier I:		
Total Tier I (A)	¥ 61,117	¥ 74,288
Tier II:		
General reserve for possible loan losses	14,844	15,151
Subordinated term debt	5,000	3,000
Total Tier II capital	19,844	18,151
Tier II capital included as qualifying capital (B)(1)	9,800	8,877
Excluded items (C)	—	—
Total capital (D) [(A) + (B) – (C)]	¥ 70,917	¥ 83,166
Risk Assets:		
On-balance sheet assets	¥764,671	¥934,914
Off-balance sheet assets	3,369	5,542
Total (E)	¥768,040	¥940,457
Consolidated total capital adequacy ratio (D) / (E)	9.23%	8.84%
Consolidated Tier I capital ratio (A) / (E)	7.95%	7.89%

(1) Qualifying capital includes subordinated debt and the lesser of general reserves or 0.625% of risk assets.

Composition of Tier I Capital

Our Tier I capital increased by ¥13,171 million, or 21.5%, to ¥74,288 million as of March 31, 2005 compared to ¥61,117 million as of March 31, 2004 primarily as a result of an increase in retained earnings.

Composition of Tier II Capital

Our Tier II capital consists of our general reserve for possible loan losses and, to a much lesser extent, our subordinated borrowings.

Our Tier II capital decreased by ¥1,693 million, or 8.5%, to ¥18,151 million as of March 31, 2005 compared to ¥19,844 million as of March 31, 2004. This decrease was a result of prepayment of our 3.3% subordinated note due 2009 during the year ended March 31, 2005, offset, in part, by a ¥307 million increase in our general reserve for possible loan losses as a result of the expansion of our loan portfolio. Our currently outstanding subordinated borrowings in the amount of ¥3,000 million are due to mature in March 2014.

Off-Balance Sheet Arrangements

Acceptances and Guarantees

We routinely provide acceptances and guarantees on our customers' yen-based and foreign currency-denominated obligations, including letters of credit and guarantees on customers' borrowings from other creditors. The acceptances and guarantees require us to satisfy our customers' obligations in the event they fail to do so, although we would have a claim against them for the amount. Many of these commitments expire without being drawn upon.

Under Japanese GAAP, commitments under acceptances and guarantees are deemed to be both contingent assets and liabilities and are recorded as both assets and liabilities in the full amount of the commitment. We record fees we earn from providing acceptances and guarantees on an accrual basis. As of March 31, 2003, 2004 and 2005, we had ¥5,660 million, ¥3,362 million and ¥4,005 million, respectively, of commitments under acceptances and guarantees.

Overdraft Agreements and Loan Commitments

Overdraft agreements and loan commitments are agreements under which we are obliged to extend loans up to a prearranged limit unless the customer is in breach of contract. These agreements usually include provisions which state that we have the right either to refuse the execution of the loans or to reduce the contractual commitments when there is a change in the borrower's financial condition, when additional assurance of the financial soundness and creditworthiness of a borrower is necessary or when other unforeseen circumstances arise. As of March 31, 2003, 2004 and 2005, we had undrawn commitments on overdraft agreements and loan commitments in the amount of ¥82,702 million, ¥108,534 million and ¥113,819 million, respectively.

Loan Participations

We have sold or transferred participating interests in certain of our loans. A loan participation transaction which transfers substantially all of the risks and rewards of the transferred asset is accounted for as a sale of a loan by the originating lender to a participant.

For the years ended March 31, 2003, 2004 and 2005, the total principal amount of participation interests in loans transferred to third parties was ¥12,403 million, ¥8,529 million and ¥1,796 million, respectively.

Securitizations

In March 2002, we securitized, under a scheme arranged by the Tokyo metropolitan government, loans to small and medium-sized businesses in an aggregate principal amount of ¥5,012 million, consisting of a senior interest of ¥4,100 million and a residual subordinated interest of ¥912 million. We retained the residual subordinated interest and we recorded ¥4,100 million in proceeds from the sale of the senior interest in the year ended March 31, 2002. As of March 31, 2005, we held ¥15 million in residual interests. This subordinated interest would be the first to suffer any losses as a result of any decline in the value of the underlying loans.

BUSINESS

Overview

We are an innovative, growth-oriented bank that seeks to offer value-added products and services to small and medium-sized enterprises and retail customers in Japan. Though we are a new entrant to the second largest financial services market in the world, we believe we are well positioned to take advantage of the changes taking place in Japan's financial services industry.

Our operations are centered in the greater Tokyo area, consisting of Tokyo and its four neighboring prefectures, Chiba, Saitama, Kanagawa and Yamanashi, where we had 31 branches and one sub-branch as of March 31, 2005. We also have a growing base of corporate and retail customers throughout Japan. We are seeking to expand our distribution network through the rapid expansion of our ATM network, which has grown to 685 ATMs in 610 locations in 41 prefectures nationwide, the active use of our Internet and telephone banking channels and the selective opening of branches and sub-branches in major regional cities in Japan. We currently have one branch in Osaka, Japan's third largest city, a sub-branch in Nagoya, the fourth largest city, and a sub-branch in Fukuoka, the eighth largest city, and plan to open branches and sub-branches in other major cities in the future.

History

We were incorporated on January 31, 2001 as Nippon Financial Investment, Limited through an initial capital investment by LSF-TS and LSF Tokyo Star of an aggregate amount of ¥2 billion. On May 2, 2001, we changed our registered name to The Tokyo Star Bank, Limited and in June 2001, LSF-TS and LSF Tokyo Star made an additional capital investment in us of ¥38 billion. We were established by Lone Star for the sole purpose of acquiring Tokyo Sowa Bank and had no operations prior to the consummation of our acquisition of Tokyo Sowa Bank's assets and liabilities.

In June 1999, Tokyo Sowa Bank reported to the FSA that, among other things, its liabilities exceeded its assets by over ¥100 billion, following which the DIC appointed a receiver for Tokyo Sowa Bank. Subsequently, the DIC caused the transfer to the RCC of assets deemed "inappropriate" for Tokyo Sowa Bank to retain, given their poor asset quality. On June 11, 2001, we acquired Tokyo Sowa Bank's remaining assets and liabilities and commenced commercial banking operations as a new legal entity, fully capitalized by Lone Star through LSF-TS and LSF Tokyo Star. The Tokyo Sowa Bank assets we purchased consisted, in large part, of Tokyo Sowa Bank's loans to normal and watch list borrowers, as well as 56 branches including its head office, which we converted into our headquarters. The loans we acquired in this transaction had an aggregate principal amount of ¥606,398 million, but were purchased at a total purchase price of ¥454,888 million. In addition, as part of this acquisition, we entered into a financial support agreement with the DIC under which we received litigation-related indemnities from the DIC, including a general indemnity for costs incurred, including damages, from legal proceedings concerning the assets and liabilities of Tokyo Sowa Bank that relate to certain matters arising on or before June 11, 2001.

There is no government investment in Tokyo Star Bank, which has given our management flexibility in developing our business activities. In addition, Tokyo Star Bank purchased the assets of Tokyo Sowa Bank at their estimated fair value without receiving an indemnity from the DIC as to the quality of the loan assets purchased. The change in ownership of Tokyo Sowa Bank was structured as a business transfer. We commenced operations as a new legal entity with no government loan indemnifications, providing the new management team with the autonomy needed to embark on a comprehensive business transformation strategy.

The Launch of Tokyo Star Bank and Our Platform

Upon our commencement of operations as Tokyo Star Bank, we put in place a new and experienced management team, whose goal was to return the bank to profitability and establish a foundation for sustainable growth. We embarked upon a transformation program beginning with the articulation of a new core ideology, a clear strategy, the transformation of the work force, the establishment of improved execution practices and a business model focused on growth, efficiency and stability. The major components of the program are described below.

Core Ideology

Early in the transformation process, we articulated a core ideology consisting of a mission, principles and values to guide the changes to be undertaken within the bank. This core ideology continues to inform all that we do and has been, we believe, the single most important factor in attracting, motivating and inspiring our workforce, and in building a new, performance-oriented culture.

Mission

Setting a clear mission for the bank was critical to our transformation program. Stated simply, our mission is "Financial Freedom". We seek to free our customers from their financial worries by providing education, solutions and partnership, or ESP:

- *Education*: providing the information customers need to make sound financial decisions. We accomplish this by providing face-to face coaching, seminars and online access to information.
- *Solutions*: offering simple, yet effective, investment and loan products and strategies that are appropriate to the needs of the particular customer.
- *Partnership*: teaming with our customers over time to help them adjust their financial strategies to meet their changing needs and circumstances.

Principles

The organization of the new bank was founded on the following principles, resulting in a work environment characterized by openness, speed, flexibility and transparency, which we believe provides us with a competitive advantage in the Japanese banking industry where many of our major competitors have more traditional organizational structures and cultures:

- *Trust*: we choose our employees based on their competence and commitment. In turn, our employees are trusted to perform their duties with less supervision.
- *Empowerment*: by trusting our employees to work more autonomously within our organizational structure, we seek to provide them with a sense of accountability that we believe leads them to be more engaged, focused and passionate about achieving our mission.
- *Aligned execution*: to maximize synergies throughout the organization, we stress the importance of staying focused on a common set of prioritized initiatives, and aligning all activities at the bank with the efficient execution of those activities. We have developed operating mechanisms to drive discipline and a common approach to working together.

Values

We established a core set of seven values to help employees understand the types of behaviors that would be rewarded at the new bank, and to establish clear expectations:

- *Integrity* describes our commitment to keeping the promises we make to ourselves, our customers, our shareholders and our community;
- *Customer Focus* establishes who it is that Tokyo Star Bank is here to serve;
- *Speed*, *Passion* and *Over-Performance* show that we are building not just a business, but a cause—a cause that we care deeply about and for which there is a keen sense of urgency;
- *Team* describes the structure of our organization and the importance of working together as one towards a common goal; and
- *Meritocracy* means that rewards will be the result of creating value for customers and shareholders.

We seek to instill our values at all levels of our operations, using them as guidelines in performance reviews and hiring decisions. We believe the focus on our core values is critical to achieving our mission and will differentiate Tokyo Star Bank from its competitors and allow us to deliver a unique mix of value to retail customers and small and medium-sized enterprises.

Our Platform

Upon our commencement of operations as Tokyo Star Bank, our management sought to restructure and redesign the business platform we acquired from Tokyo Sowa Bank. In addition to replacing all of the executive officers of Tokyo Sowa Bank with a new executive management team, we made the following key changes and created a new foundation from which to continue to grow our business:

High-quality personnel

We believe we have been successful in building a high-quality workforce by retaining selected employees of Tokyo Sowa Bank and bringing in lateral and new hires who are committed to our values and support our mission. We have assembled a management team consisting of a mix of Japanese and non-Japanese individuals who have experience with leading financial institutions both in Japan and internationally. See "Management". We expect to continue to hire qualified employees with significant professional experience and specialized skills from other commercial banks, investment banks and other industries in order to execute our mission of meeting the financial needs of our customers. We believe we are able to attract and retain the personnel we require and that our staff has become increasingly efficient. Despite a reduction in the number of full-time staff by 23% since commencement of our operations, our total assets have grown at a compound annual growth rate of 12.3% over the last three years.

Organization and culture focused on execution and performance

We believe that the corporate culture we have established increases our ability to respond efficiently to changes in market conditions and customer needs and build brand value and, therefore, increases the profitability and sustainability of our operations. We believe Tokyo Sowa Bank's organizational structure and culture was geared toward increasing the volume of sales of the same products and services that its competitors, including Japan's largest banking groups, provided in the greater Tokyo area, rather than the profitability of the bank's operations. We have reorganized our bank into teams to increase communication between employees with different specializations and skills, which we believe facilitates the introduction of new products and services. We have also introduced project development and process management methodologies to build an execution culture, and to forge shared ways of working together as teams. Processes and projects are reviewed regularly to ensure that they generate expected levels of performance.

At our management level, we adopted the Statutory Executive Officer system at inception to separate the functions of the Board of Directors from those of our operational management. We believe that this system strengthens the monitoring and supervisory functions of the Board of Directors, while allowing our Statutory Executive Officers to focus on implementing the business policies and strategies set by our Board of Directors. We were also among the first companies in Japan to adopt the "company-with-committees" system of corporate governance in 2003, which further empowers our management to act quickly to take advantage of market opportunities. Six of our 11 Board members are external Directors, and the external Directors comprise a majority of each of the Board committees. We believe our system of corporate governance meets international standards for transparency and accountability to our shareholders.

Model for sustainable growth

In growing our business, we adhere to a model for sustainable growth, which calls for the growth of our assets, including our loan portfolio, and our deposit base while maintaining financial stability, as measured by:

- our total capital adequacy ratio, which was 8.84% as of March 31, 2005;
- our problem claim ratio, or our ratio, on a non-consolidated basis, of problem claims disclosed under the Financial Revitalization Law to total claims, which has decreased from 12.6% as of March 31, 2002 to 5.0% as of March 31, 2005;
- our total credit costs, which include amounts transferred directly to our reserve for possible loan losses as described in "Management's Discussion and Analysis of Financial Condition—Overview—Credit Costs Including Credit Costs for Purchased Loans", which have decreased from ¥22,527 million for the year ended March 31, 2002 to ¥8,513 million in the year ended March 31, 2005; and
- our efficiency ratio (including loan purchase revenue), which we have maintained at 35.3%, 35.6% and 40.2% for the years ended March 31, 2003, 2004 and 2005 despite the decrease during those periods in loan purchase revenue as a proportion of total revenue and the expending of significant amounts during those periods on advertising and converting branches into "financial lounges". For a discussion of our efficiency ratio, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Efficiency and Overhead Ratios".

We believe that the key indicator of our track record of profitable growth has been our return on equity. Our shareholders' equity has grown by a compound annual growth rate of over 20% over our prior three fiscal years. On this expanding capital base, we have achieved return on equity, or net income divided by average shareholders' equity, of over 20% for each of the three years ended March 31, 2005. In an environment where the growth rates of loan portfolios of many of our major competitors have been limited, we have achieved a compound annual growth rate of over 20% in our loan portfolio over our prior three fiscal years without requiring additional equity capital. Our growth has also been the result of our success in attracting deposits, which have grown from ¥851,578 million as of March 31, 2002 to ¥1,328,076 million as of March 31, 2005.

Strong credit pricing and loan servicing skills

We have focused from inception on strengthening our credit pricing and loan servicing capabilities. Following the acquisition of the loan portfolio of Tokyo Sowa Bank, we utilized our strengthened credit pricing capabilities to consummate several acquisitions during 2002 and 2003 pursuant to which we acquired loan portfolios with a total principal amount of ¥63,712 million, which we recorded on our balance sheet as of their respective dates of purchase at a total purchase price of ¥43,790 million. The loans acquired in these transactions have yielded higher rates of return than the Japanese market average.

We are active in acquiring loans from other financial institutions in the secondary market, whereas many other Japanese financial institutions continue to focus on disposing of their non-core assets or adjusting their credit exposures despite the recent improvements in the overall Japanese economy and the general improvement in the overall credit quality of loan portfolios of Japanese banks. We believe that our credit pricing skills give us the ability to identify opportunities to increase our profitability by making selective acquisitions of loans. As part of our overall strategy, we intend to hold and service most loans that we acquire until maturity or repayment.

We have also succeeded in securing good returns on new, self-originated loans as a result of our ability to price loans appropriately, while anticipating risks and balancing our loan portfolio among different loan types and borrower segments through the use of our risk management policies and tools.

We believe that there may be new opportunities for us to utilize our loan servicing capabilities on behalf of third parties. Accordingly, we may seek to acquire a loan servicing company to capitalize on this emerging business opportunity.

Recognition of Our Achievements

We believe our services, products and capabilities are receiving increasing recognition as demonstrated not only by our financial results, but also by:

- our ranking fourth of 131 Japanese banks in overall soundness and profitability in a study conducted by Toyo Keizai's *Kinyu Business* magazine based on financial results for the year ended March 31, 2005 and published in *The Financial Business Review* in July 2005. We achieved the greatest improvement in ranking from the previous year among all banks;
- our ranking third in customer satisfaction with respect to products and services in a nationwide survey regarding financial institutions conducted by *Nikkei Kinyu Shimbun* in June 2005;
- our ranking first overall in ATM service in a survey conducted by *Nikkei Kinyu Shimbun* in June 2005;
- our ranking eleventh overall in customer satisfaction in a nationwide survey regarding financial institutions conducted by *Nikkei Shimbun* in August 2005; and
- our receiving an "Organizational Excellence Award" from FranklinCovey in May 2005.

Strategy

We have a long-term strategy consisting of the following three distinctive phases:

- *Initial differentiation*: During our first four years of commercial operations, we completed the initial phase of our long-term strategy, which consisted of reestablishing and improving on the basic banking capabilities inherited from Tokyo Sowa Bank and beginning to differentiate ourselves from other banks in the market. In this phase, we introduced some new products and services and replaced or retrained many of our employees to upgrade our level of service.
- *Advanced differentiation*: We are currently working to complete this phase, which is focused on creating significant differentiation from our competitors. During this phase, we have begun to introduce the concept of structuring our products and services into product suites and long-term programs to manage our customers' financial needs. We have also shifted our sales focus to emphasize our consultative capabilities, including our merger and acquisition and restructuring advisory services for small and medium-sized enterprises.
- *Thought leader*: In the final phase of our long-term strategy, we intend to become a "thought leader" in our industry by focusing on identifying "Next Practices", products and services that anticipate the changing needs of the consumer in the Japanese banking industry, and thereby achieve recognition for innovation and market leadership.

We are pursuing the following strategic objectives in order to execute our long-term strategy.

Develop and introduce innovative products and services for, and deliver education, solutions and partnership to, small and medium-sized enterprises

We believe that substantial growth opportunities exist in providing banking services to small and medium-sized enterprises in Japan. Continued innovation is the key to the sustained growth and profitability of our corporate banking business. In our relatively short operating history, we believe that we have developed a reputation for creating and offering innovative products and solutions for our corporate customers. Examples of such innovative offerings include our non-recourse real estate loans and DIP financing for small and medium-sized enterprises. As competition in our existing product categories continues to increase, we are working to introduce new products and to seek out new, under-served markets.

To support these efforts, we have assembled a team experienced in evaluating opportunities and risks to ensure we quickly and efficiently identify and capture opportunities in our corporate business. In addition, we have reorganized our corporate banking group into teams that concentrate on specific industry sectors and product types in order better to focus our development efforts in areas that we believe currently have the greatest potential for growth and profitability. These finance product specialists work in close collaboration with our relationship managers in order to deliver education, solutions and partnership to our corporate customers and, thereby, expand our opportunities to provide our customers with additional products and services.

We have also assembled a team of professionals with specialized skills, through which we offer our corporate customers merger and acquisition and restructuring advisory services. We believe relationships formed at critical phases of a customer's business cycle, such as an acquisition or restructuring transaction, can lead to a strong long-term partnership.

Establish partnerships with our retail customers by delivering tailored financial solutions

We are focused on developing relationships with our customers to better identify and service their financial needs as such needs develop. Our goal is to become the bank customers choose as their alternative for financial solutions. We believe that individuals in Japan generally have a desire to be more active in the management of their finances, a need for advice and consultation they are not currently receiving and a desire for a broad range of financial services from their bank. Despite the low returns offered on traditional deposit products in Japan, retail customers in Japan historically have been hesitant to venture into higher-yielding products, such as foreign currency, investment trust and insurance products. We believe that in many cases this hesitancy is due to customers' unfamiliarity with these products. Further, we believe that more Japanese retail customers would invest in these products if sufficient support is available through ongoing consultation, continuing education and after-sales support. Our strategy calls for developing the interest of our retail customers in a broader range of financial products and services by providing this education and support, and offering financial solutions that are designed to meet specific customer needs. Our financial solutions for each customer include a subset of our portfolio of value-added products and services, which include:

- a range of deposit products, including foreign currency time deposits, with longer maturities and higher yields than those offered by most other banks;
- the *Star One* mortgage, a mortgage loan that features an effective interest rate that declines as the borrower's deposit balance held at our bank increases;
- the *Bank Best* consolidation loan, a loan product that allows our customers to consolidate their unsecured consumer loans from other financial institutions into one single loan at a lower overall interest rate, which reduces the total amount of their monthly payments;
- a credit card that has features unique to the Japanese market, including capabilities that make it easier for customers to roll over balances; and
- a range of investment trust and insurance products selected from leading asset management and insurance companies.

In September 2005, we launched a home-equity loan product for retail customers who are age 60 or over that allows these customers to secure a loan of up to ¥100 million using their real estate as collateral. We also expect to introduce a home-equity loan product for our other retail customers by the end of 2005.

By delivering financial solutions that are tailored to the needs of each individual customer, we aim to establish partnerships with our customers which result in consolidation of their higher margin financial services needs at our bank. We also believe our education-focused approach to marketing our products and services will increase revenue per customer by introducing consumers to a new product or products that they had not used previously.

Spread awareness of our brand through, and increase the reach of, our branch network

We believe that our ability to grow our business depends on our ability to differentiate ourselves from our competitors. A key to our differentiation is the success of our brand, and a major focus of our strategy is to establish our brand across Japan as the "friendly, relevant and comfortable" alternative to traditional banking.

The most visible element of our brand is our branch network. We believe the color and unique design of our "financial lounges" make us one of the most identifiable branch networks in the Tokyo area. We are continuing to renovate existing branches and launch new branches as financial lounges. We have designed our financial lounges to provide an environment in which we can provide financial advice and counseling. As of March 31, 2005, 17 of our 32 branches were financial lounges and two more branches were converted into financial lounges in April and May of 2005. We expect to relocate and convert other select branches into financial lounges as attractive sites become available.

We believe that our business model can be successful throughout Japan and that expanding to regions beyond the greater Tokyo area will contribute to continued growth of our corporate and retail banking businesses. We opened our Osaka branch in June 2004, and within one year that branch became the leading branch in our network in terms of gross revenues generated from services provided to retail customers. In February 2005, we opened a sub-branch in Nagoya, which has also achieved strong results since its opening. Based on these results, we opened our Fukuoka sub-branch in October 2005 and are looking for prospective branch sites in other major cities of Japan, such as Hiroshima, Sendai and Sapporo. We will expand to other major cities as opportunities arise. We intend to staff these new branches with sales personnel and product specialists, including corporate banking personnel, in a manner similar to our Osaka branch. While we are not planning to establish an extensive branch network, we believe that a limited number of prominent branches in accessible locations with extended sales hours, combined with effective non-branch banking channels to handle customers' transactional banking needs, will maximize our return on our investment in our branches.

Utilize advancements in technology and media to expand our business cost-effectively

We believe that by utilizing advancements in technology and media, we can expand our business nationwide without opening a large number of additional branches. Our strategy is to support our strategically located branch network with our Internet, telephone and mobile phone banking services, as well as an extensive ATM network. We aim to continue to enhance our remote banking capabilities by improving our on-line banking services and call center. In November 2003, we launched *Star BB*, an Internet banking service specially designed for our corporate customers which allows for low-cost electronic transfers to accounts in other banks and imposes no charges for electronic transfers of payroll remittances.

An important part of our expansion strategy is the roll-out of Tokyo Star Bank ATMs throughout Japan under our "ZeroBanking" project, wherein our ATMs are placed principally in convenience stores and other retail outlets through an arrangement with Fujitsu Limited. We enter into revenue-sharing arrangements with third parties that allow us to place Tokyo Star Bank ATMs at their facilities. We encourage maximum use of our ATMs by charging no user fees during regular banking hours, even to customers of other banks, although we receive a transaction fee from other banks when their customers use our ATMs. As of September 2005, we have tie-ups in place with 60 different consumer finance and credit card companies under which their customers can make cash withdrawals from our ATMs and we receive a fee calculated based on the amount of cash withdrawn. We believe that our ATMs are cost-effective marketing vehicles because, under our arrangement with Fujitsu Limited, no capital investment in the ATMs is required from us and the ATMs increase awareness of the Tokyo Star Bank brand. We are currently developing additional functionality for our ATMs, such as adding video screens for selling advertising space to third parties. We believe the addition of such functionality will increase the advertising and other revenue-generating capabilities of our ATMs. Our ATM roll-out plan aims to extend the reach of the Tokyo Star Bank ATM network to over 1,400 ATMs throughout Japan by March 31, 2006, from 685 ATMs in 610 locations in 41 prefectures as of July 2005.

Principal Activities

Our main activity currently is lending to small and medium-sized enterprises and retail customers located primarily in the greater Tokyo area. The following table provides a breakdown of the total loans and discounted bills of Tokyo Star Bank on a non-consolidated basis as of the dates indicated by type of customer.

Loans and Discounted Bills by Type of Customer (Non-Consolidated)

	As of March 31,					
	2003		2004		2005	
	Amount	% of total	Amount	% of total	Amount	% of total
	(millions of yen, except percentages)					
Individual residential loans and discounted bills	¥156,633	27.6%	¥173,693	25.1%	¥218,564	25.4%
Other individual loans and discounted bills	14,445	2.6	14,850	2.1	24,477	2.8
Total individual loans and discounted bills	171,078	30.2	188,543	27.3	243,041	28.2
Small and medium-sized enterprises	276,777	48.8	375,505	54.3	535,284	62.2
Small and medium-sized enterprises and individuals(1)	447,855	79.1	564,048	81.6	778,325	90.4
Other loans and discounted bills	118,565	20.9	127,043	18.4	82,305	9.6
Total loans and discounted bills	¥566,420	100.0%	¥691,091	100.0%	¥860,630	100.0%

(1) Generally, banks in Japan disclose lending to small and medium-sized enterprises based on figures for loans and discounted bills to "small and medium enterprises and others", which includes loans and discounted bills to individuals as well as loans and discounted bills to small and medium enterprises. Small and medium enterprises are defined as companies that have (i) capital of not more than ¥300 million (or ¥100 million in the case of companies in the wholesale business and ¥50 million in the case of companies in the retail or service industries), or (ii) no more than 300 employees (or 100 employees for companies in the wholesale business or in the service industry and 50 employees for those in the retail business).

We also offer a range of deposit products to our customers, M&A and restructuring advisory services to small and medium-sized enterprise customers, the sale of investment trusts and insurance products to our retail customers, as well as other traditional banking services, such as remittance services.

Because of the myriad products currently available on the market in Japan, we believe that one of our key tasks is to review regularly our products and services and those available from our competitors in order to provide a focused line-up of attractive products and services. This approach requires us to eliminate products and services from our line-up over time as changing market conditions dictate.

Our Branch Network and Other Service Channels

We have restructured our branch network, closing over half of Tokyo Sowa Bank's old branches and relocating others to prominent locations, and are working towards remodeling our current branches as "financial lounges". As of March 31, 2005, we operated 31 branches and one sub-branch in the greater Tokyo area, one branch in Osaka and a sub-branch in Nagoya. We plan to open financial lounges in other major cities in Japan in the future.

The restructuring of our branch network has involved the closure of 30 and the relocation of nine previously existing branches of Tokyo Sowa Bank, as well as the opening of branches in four new locations and sub-branches in Nagoya and Fukuoka. We believe that our branch network is critical to creating awareness of our brand and serves as a focal point for our retail customers. This belief has led us to seek to locate our branches near major public transportation terminals, as well as in prominent non-traditional locations such as upscale department stores and shopping malls, to maximize visibility and make access more convenient. In addition, a major part of our effort to develop a distinct corporate image is the remodeling of our existing retail branch network into financial lounges. Our financial lounges are designed to be welcoming and to encourage customers to consult with us about managing their finances. We have eliminated tellers at many of our financial lounges, instead providing on-site financial coaches and product specialists who provide assistance with the management of personal finances, and educational seminars on different financial products. Unlike traditional Japanese bank branches, which consist of a large back-office and generally have only a small customer area with limited numbers of service staff, we aim to make 80% of our floor space at our financial lounges available for customer service. We expect to relocate and convert select branches into financial lounges as attractive sites become available. As of March 31, 2005, 17 branches, including the ground floor of our main office, had been converted into financial lounges and two more branches were converted into financial lounged in April and May of 2005.

To offset the costs associated with remodeling and relocating to more visible locations, we aim to be more efficient in the use of our existing retail spaces by eliminating less profitable teller counter transactions and transferring these transactions to other banking channels, primarily our Internet banking service, which allows customers to perform many routine banking functions such as setting up bank transfers and checking balances. In November 2003, we launched an Internet banking service specially designed for our corporate customers which allows for low-cost electronic transfers to accounts in other banks and imposes no charges for electronic transfers of payroll remittances. We also support our customers through telephone banking services from a call center that operates until 9:00 p.m. on weekdays and is open on weekends, mobile banking services, which allow customers to engage in routine banking functions using their mobile phones, and our ATM network. We have also reduced costs by centralizing most of our back-office administrative functions formerly contained within branches, so that as branches are converted to financial lounges, overall branch size decreases despite a significant increase in customer service space. We also seek to further maximize our returns from our branch network by extending service hours during the week and opening on weekends at branches in areas that have high volumes of traffic at night and on weekends.

Part of our business strategy is to support our strategically located branch network with an extensive ATM network. As of July 2005, we had 685 ATMs in 610 locations in 41 prefectures and, under our ZeroBanking plan, we expect to have over 1,400 ATMs by March 31, 2006. Our ATM network is linked with, and the Tokyo Star Bank ATM card is accepted by, a network of over 60,000 ATMs located throughout Japan, including approximately 25,000 ATMs located in Japanese post offices and approximately 9,000 ATMs of IY Bank Co., Ltd. located in 7-Eleven convenience stores throughout Japan.

Corporate banking

The primary focus of our corporate banking business is to develop and introduce innovative products and services for small and medium-sized enterprises.

Since our commencement of operations in June 2001, we have succeeded in increasing the amount of loans and discounted bills to small and medium-sized enterprise customers from ¥276,777 million as of March 31, 2003 to ¥535,284 million as of March 31, 2005. A particular focus during the past fiscal year has been our non-recourse real estate loans, which had an outstanding balance of ¥33,853 million as of March 31, 2004 and ¥148,341 million as of March 31, 2005. In addition to growing our loan portfolio, we are working to increase fee and commission income from our corporate banking business by continuing to seek customers in new industries and niche markets and offering new services that support their capital requirements. For example, we are currently focused on expanding our M&A advisory services for small and medium-sized enterprises.

We provide corporate banking services through three groups: the Corporate Banking Group, the Investment Banking Group and the Corporate Strategy and Support Group.

Our Corporate Banking Group consists principally of seven teams that concentrate on specific industry sectors and product areas:

- *The Asset Trading Team* is responsible for the purchase and sale of both performing and problem claims and assets.
- *The Business Development Team* focuses generally on expanding our corporate customer base, as well as increasing sales to our existing corporate customer base.
- *The Corporate Business Team* monitors asset quality on a geographic basis and looks for opportunities to improve our asset quality and diversify our loan portfolio. This team works with our Asset Management Team (as described below in "Risk Policy and Management—Credit Risk Management") in managing watch list borrowers and improving collections from these borrowers.
- *The Healthcare, Environment, Apartment Team* focuses on sectors we have identified as new growth areas, including the nursing home and elderly care industries and the environmental conservation industry, as well as developing innovative products and services tailored to the needs of these sectors. This team is also working to increase our number of tie-ups with apartment builders, under which the builder refers to us their customers that require financing in connection with building an apartment

building on their land. We currently have one such agreement in place with Shinohara System of Construction Co., Ltd.

- *The Osaka Business Development Team* focuses on developing our corporate business in the Osaka area. Our corporate banking product specialists in this team are based in our Osaka branch, whereas all of our other corporate banking product specialists are centrally located at our headquarters.
- *The Real Estate Finance Team* is responsible for executing our non-recourse real estate loans and other real estate-based structured finance transactions.
- *The Real Estate Team* is responsible for developing new products and services for, and servicing customers in, the real estate and construction industries. This team is also responsible for developing alternative financing schemes for customers with relatively large real estate holdings, including operators of hotels, resorts, bowling alleys, spas and pachinko and other multi-purpose entertainment centers.

The teams in our Corporate Banking Group are structured to enhance our sales capabilities and to better focus our product development capabilities, in particular in areas that we believe currently offer strong business prospects.

Our Investment Banking Group consists of professionals who are responsible for developing new structured finance products, as well as developing our M&A and restructuring advisory services businesses. Our Corporate Strategy and Support Group provides support for, and engages in strategic planning with, our Corporate Banking Group and Investment Banking Group.

Set forth below is a description of our principal products and services for our corporate customers.

Non-recourse real estate loans

Non-recourse real estate loans rely on the cash flow generated by the asset itself, as opposed to the creditworthiness of the borrower and are attractive in industries where customers' real estate assets generate steady cash flows. We believe we were one of the first financial institutions in Japan to offer non-recourse real estate loans to small and medium-sized enterprises. These loans are currently our most successful corporate banking product. Our non-recourse real estate loan portfolio has grown from 35 loans with an aggregate principal amount of ¥33,853 million outstanding as of March 31, 2004 to 121 loans with an aggregate principal amount of ¥148,341 million outstanding as of March 31, 2005. We believe demand for this type of loan from small and medium-sized enterprises will continue to rise in Japan as increasing numbers of property holders look to generate liquidity from their real estate assets.

Other secured loans

We offer traditional corporate loans secured by collateral, typically by real estate, and usually backed by full recourse to the borrowing entity or a guarantee from the proprietor of the business. Our secured loans to small and medium-sized enterprises include syndicated loans, which involve multiple financial institutions forming syndicates to offer joint loan contracts, and committed term and revolving loans, which are financing contracts in which the borrower is able to draw required amounts as necessary as long as they are within the contracted commitment terms. Previously, these types of funding options in Japan were offered primarily by major banks and available only to large companies.

Loans for small businesses

We offer products and services that are tailored to meet the financing needs of smaller companies and sole proprietorships. These products and services include:

- *Q-Money Alpha*, which is a loan product targeted to smaller businesses with annual revenues of less than ¥300 million per year. This product has a maximum credit limit of ¥10 million and is unsecured and does not require a guarantee. We have also established procedures through which businesses can apply for this loan through our Internet home page, thus expanding the geographic scope of the product to areas outside the coverage area of our branch network.
- *Speed Card Loan BO*, which is a card loan product aimed at small business owners.

Currently, we charge approximately the same interest rate on all *Q-Money Alpha* loans. This has resulted in some of our customers with improving credit looking for alternative sources of funding following repayment of their *Q-Money Alpha* loan. We instituted a new credit scoring system in July 2005 which we expect to enhance our pricing for *Q-Money Alpha* loans and allow us to keep a larger proportion of our higher-credit *Q-Money Alpha* customers.

Structured finance

Our Investment Banking Group manages our structured finance and securitization business. We arrange and structure financing transactions for small and medium-sized enterprises under which receivables or other assets that will generate future income are placed in a trust or a bankruptcy remote special purpose entity and loans secured by those assets are made to the customer. We receive interest income on the loans as the lender to the trust or special purpose entity, and also receive fee income for structuring these transactions. These loans are structured not only to provide a simple and cost-effective asset-based financing option for our customers, but also to increase the transferability of the loans if we elect to sell them. To date, we have retained all of these loans as part of our loan portfolio. As of March 31, 2005, we held ¥68,157 million of loans secured by assets held by special purpose vehicles (excluding non-recourse real estate loans) and ¥10,350 million of loans secured by receivables held by trusts.

We currently are targeting the healthcare industry, in particular nursing homes and elderly-care facilities, for this type of asset-based financing as we believe there is significant demand for innovative financing schemes in this sector as it continues to grow in response to the aging of the Japanese population.

Debtor-in-possession financing

DIP financing is extended primarily to companies that have filed for reorganization under the Civil Reorganization Law of Japan. Our DIP financing team works with external experts, including lawyers and outside accountants, to evaluate the credit risks involved in extending these types of loans. DIP financing arrangements often require rapid credit analysis and approval as funds are used for working capital during the reorganization period and borrowers require timely commitments in order to bolster confidence in the borrower among its suppliers and other lenders. Typically, our DIP financing arrangements are secured by a super priority interest granted by the debtor following bankruptcy, which is secured by the receivables of the debtor. We also launched a bankruptcy exit financing product in December 2003, which provides financing for companies seeking to complete a private-sector restructuring.

We were one of the first financial institutions in Japan to offer DIP financing arrangements to small and medium-sized enterprises and, during the year ended March 31, 2004, DIP financing constituted a significant portion of our corporate banking loan portfolio. However, as the number of competitors in this area has increased, margins on this product have started to compress, and our new originations fell significantly during the year ended March 31, 2005.

Advisory services

We have assembled within our Investment Banking Group a team of professionals with specialized skills that is focused on growing our M&A and restructuring advisory services businesses. In addition to benefiting from the fee income received for these services, we believe relationships formed at critical phases of a customer's business cycle, such as acquisitions or restructurings, can lead to a strong long-term partnership and increase our opportunities to provide the customer with additional products and services in the future.

Retail banking

We are focused on developing relationships with our customers to better identify and service their financial needs. Our goal is to become the bank customers choose as their alternative for financial solutions. We believe that the key to accomplishing this goal is to provide our customers with the means to achieve "financial freedom" by providing our customers with financial education through individual counseling at one of our financial lounges and our seminars featuring financial coaches. We believe this strategy will also build a large degree of customer loyalty and differentiate Tokyo Star Bank from its competitors.

We have succeeded in growing our retail customer base as individual deposits and loans and discounted bills to individuals have increased from ¥809,786 million and ¥171,078 million, respectively, as of March 31, 2003, to ¥1,017,555 million and ¥243,041 million, respectively, as of March 31, 2005. We have experienced particular success with our flagship products: the *Star One* account, which allows our customers to comprehensively manage their financial transactions through a single account, and our *Star One* mortgage, which features an effective interest rate that declines as the borrower's deposit balance at our bank increases.

We have segmented our retail customers into three major categories based upon their financial needs.

- Customers whose primary need is to control their levels of debt and work towards establishing a positive cash flow. We work with these customers to consolidate their debt and lower their interest payments, provide financial education and begin a program of saving and investing for the future. We believe our *Bank Best* consolidation loan is, and our secured credit card, which we plan to launch during 2005, will be, particularly attractive products to these customers.

- Customers who are looking to begin a plan of saving and investing to build their assets and achieve the lifestyle to which they aspire. Our programs for these customers seek to educate our customers to enable them to make the transition from savers to investors by modestly increasing the risk profile of their investments in order to enhance their returns over time. We believe our higher-yielding time deposits and our investment product line-up, as well as our *Star One* mortgage, are particularly attractive to these customers.

- Customers who are approaching retirement or have already retired and are asset rich but cash poor. We provide these customers with a program designed to turn their assets into cash to assure them of a stable source of funds for retirement. We believe products such as our home-equity loan launched in September 2005 and our offerings of variable annuity products are particularly attractive to these customers. We maintain an ex-branch sales team consisting of 102 sales persons, substantially all of whom are ex-Tokyo Sowa Bank employees, who are focused on maintaining and expanding our banking relationships with these depositors.

We believe that we are unique in Japan in having established programs to build a long-term structured relationship with customers in each of our target segments, with well-defined sequences and steps, that are personalized to meet our retail customers' needs. By bundling our products and services and delivering them systematically over time based on the needs of the customer, we believe we will add value for the customer that will result in consolidation of the customer's business with us over the long term.

At the core of our offering to each customer segment is a loan product, around which we build a program to meet our retail customers' financial needs as outlined below.

Mortgage products and services

Our primary mortgage loan product, the *Star One* mortgage, distinguishes itself in the Japanese mortgage loan market by featuring an effective interest rate on the mortgage loan that declines as the borrower's deposit balance at our bank, including qualifying foreign currency-denominated deposits, increases, as we do not charge interest on the portion of the outstanding principal of the mortgage equal to the borrower's deposits. We educate our customers as to the benefits of utilizing this feature of the *Star One* mortgage, including the flexibility associated with maintaining cash-on-hand, rather than putting all available funds towards lowering the principal amount of the mortgage. We also offer a no-fee consulting service through Home Loan Consulting Co., Ltd. for customers contemplating new mortgage loans or refinancing. The *Star One* mortgage appeals to customers across our customer segments, benefiting customers looking to decrease their debt burden by potentially offering lower monthly payments than a traditional mortgage. For customers seeking to build their financial assets, this is a core product that helps them to buy a home while also providing flexibility in growing assets.

In September 2004, we launched *NEST*, a secured loan product for customers who wish to purchase real estate for investment purposes. We offer this product to provide customers with a wider variety of investment options. This product is also available to our corporate customers.

In September 2005, we launched a home-equity loan product for retail customers who are age 60 or over that allows these customers to secure a loan of up to ¥100 million using their real estate as collateral. The term of the loan is for the remaining life of the customer and is intended to cover living expenses. By the end of 2005, we expect to launch a home-equity loan product available to other retail customers, which will allow these customers to convert the equity in their homes into cash.

As of March 31, 2005, approximately 40% of our mortgage loans consisted of traditional mortgage loans. We discontinued offering traditional mortgage loans to new borrowers in 2004.

Bank Best consolidation loans

For customers whose primary need is to control their levels of debt and borrowing and work towards establishing a positive cash flow, we offer *Bank Best* debt consolidation loans, which are unsecured loans that allow customers to consolidate several consumer loans into one single loan, thereby reducing the total amount of the borrower's monthly debt burden and effective interest rate. Most consumer finance and credit card companies in Japan charge interest at a rate of between 15% to 24% per annum, whereas the *Bank Best* debt consolidation loan carries an interest rate between 13.5% and 14.5%. This loan has a credit limit of up to ¥10 million and a maximum term of seven years. We believe these loan products are attractive to our customers because they are offered by a bank, target debt consolidation specifically, and have a longer repayment term and carry lower interest rates than loans from consumer finance and credit card companies.

Credit card products

We began offering our customers MasterCard credit cards under our own brand, the Tokyo Star Bank credit card, in July 2003. Our credit cards are issued through our wholly-owned subsidiary, TSB Capital, Ltd., which in turn outsources most of the operations of our credit card business, including systems operation and customer service, to third-party service providers. We are relatively unusual in Japan in that we are licensed as a primary issuer of MasterCard, rather than a member of a group, as are most smaller banks in Japan. Our license gives us flexibility and independence in creating new products and launching new services without the need to gain consensus from other members of a group.

We believe that, generally, credit card companies in Japan have enjoyed less profitability than credit card companies in other countries due to the low usage of revolving credit by customers, resulting in lower interest revenues and a significant reliance on membership fees and transaction charges. Unlike in many other countries, credit cards in Japan generally function as delayed debit cards, where bills are fully settled each month through automatic bank transfers. Cardholders who desire to use revolving credit must specify their intention to do so at the time of making a purchase, which discourages such use. The Tokyo Star Bank credit card has the following features which we believe encourage the use of revolving credit by its customers:

- repayment may be made on-line or by phone through automatic transfer of funds from the customer's deposit account at our bank, and we allow customers to decide the amount to be repaid each month up to the day before repayment is made;
- cardholders may elect to keep balances on the card as long as they make small minimum payments each month; and
- there is one combined credit limit for cash advances and charges which allows for higher cash advance amounts than other cards in Japan.

We plan to expand the scope of our marketing for our credit card by targeting primarily our existing customers and marketing to the general public. As of March 31, 2005, we had approximately 18,500 Tokyo Star Bank credit card holders and 85% of our credit card holders had balances outstanding under our revolving feature, compared to the industry average of 8.5% according to the Japan Consumer Credit Industry Association.

We plan to introduce a secured credit card during 2005 for customers with lower credit quality. This card will be secured by the customer's deposits with us and will initially have a limit equal to the amount on deposit. This product gives customers access to a credit card for payment convenience. As customers develop a card usage history with us, we may extend actual credit in excess of the secured line amount. We believe that this type of product for individuals engaged in debt rehabilitation is unique in Japan and are working to develop marketing tie-ups with non-profit credit rehabilitation organizations.

Investment trust and insurance products

We offer a range of investment trust and insurance products to our customers as a distributor of third-party investment trust and insurance products, which include variable and fixed-rate annuities. We aim to select the best available products in each category and educate our customers about these products. As of March 31, 2005, we offered 14 investment trusts, all of which are sponsored by third parties, including an India equity fund managed by PCA Asset Management Limited which we began offering in November 2004. We sold investment trusts during the years ended March 31, 2004 and March 31, 2005 in the amount of ¥34,318 million and ¥37,820 million, respectively. As of March 31, 2005, the balance of funds in these investment trusts was ¥91,106 million, a ¥40,229 million, or 79.0%, increase from the balance as of March 31, 2004. As of March 31, 2005, we also offered four variable rate annuity products and two fixed-rate annuity products provided by life insurance companies, including a variable rate annuity product offered by Credit Suisse Life Insurance Co., Ltd. which we commenced selling in February 2004. We sold insurance products during the years ended March 31, 2004 and March 31, 2005 in the amount of ¥30,362 million and ¥33,818 million, respectively. The total sales of insurance products for the three years ended March 31, 2005 were ¥72,238 million. We earn revenue from commissions on the sale of investment trusts and insurance products, as well as maintenance fees from the sponsors of these products based on a percentage of our customers' outstanding balances in the case of investment trusts, and on either outstanding balances or sales volume for insurance products.

Securities intermediary business

On August 1, 2005, we began offering to our customers the ability to open brokerage accounts with Nikko Cordial Securities Inc. Through this arrangement, we are able to recommend to our customers that they open a brokerage account as part of our educational and consulting support, thereby adding investment securities as one of their available investment options. We receive a portion of the transaction fees charged by Nikko Cordial Securities Inc. to the customer. These fees are tied to transaction size and, for certain mutual funds, we also receive a share of the fees based on investment balances.

Deposits

We view our customers' deposits as part of their overall investment portfolio and offer a variety of deposit accounts, including current deposits, ordinary deposits, savings deposits, time deposits and foreign currency-denominated deposits with their investment needs in mind. Because we value stable funding and are not focused on transaction banking, we emphasize time deposits, which comprise the largest portion of our deposit base, making up 72.6% of total deposits as of March 31, 2005 on a non-consolidated basis. Our two primary deposit offerings currently include:

- the *Star One* account, a yen and foreign currency-denominated demand and time deposit account. This account is our primary deposit account and is designed to allow our customers to comprehensively manage their financial transactions through a single account. The *Star One* account allows for the processing of third-party transactions, yen and foreign currency deposits as well as payments into our mortgage, annuity and investment trust products. Our *Star One* time deposits are offered with maturities ranging from one month to ten years; and
- the *Star Elite* account, a time deposit account denominated in dollars, euros or Australian dollars. This time deposit is offered with maturities of either five or ten years and yields interest at rates significantly higher than traditional yen-denominated time deposits.

Since the commencement of our operations in June 2001, we have added approximately 155,000 new customers who hold deposit accounts at our bank and have been successful in resuming deposit taking among many former Tokyo Sowa Bank customers. Our total individual deposit account holders as of March 31, 2005 stood at 734,824. We have continued to grow our deposit base at a rapid rate relative to most other banks in Japan. Over the three year period from March 31, 2002 to March 31, 2005, our deposits increased at an average compound annual growth rate of 16.0%.

Information Technology

Information technology has greatly facilitated, and continues to play a vital role in, our business. Our mainframe computer system and related software were included in the assets acquired from Tokyo Sowa Bank and have been maintained under contract by Fujitsu Limited since 1996. We expect to renew our maintenance agreement with Fujitsu Limited in 2006 for an additional three years. We also utilize a separate banking system built on a UNIX/Oracle platform to manage our *Star One* mortgage, foreign exchange and other complex products. This system runs in parallel with, and is linked to, our mainframe system. We currently plan to upgrade our mainframe computer system in the early part of 2006. We are also planning to transfer our systems to a new, UNIX-based, open-architecture system by 2008, which will enhance our ability to add complementary hardware and software to our operating system. For a discussion of risks associated with our information technology, see "Risk Factors—Risks Related to Our Business—Our operations could be disrupted if there are interruptions or stoppages in important services provided by third parties" and "—We rely extensively on our information technology systems and their failure could adversely affect our provision of services to customers and our internal operations".

Recent investments in our information technology systems include replacement of bank terminals at our branches with a web-based system, which reduces our communications and hardware maintenance costs by using standard-based IP broadband networks and generic personal computers. During this calendar year, we also expect to complete an upgrade of our telephone banking systems to allow for increased product and service coverage, installation of a price management system for derivatives to allow us to expand the scope of our swaps and other derivative transactions and installation of a new enterprise application integration system, which will improve the integration of legacy software and systems with newly installed products and services.

The operation and servicing of most of our technology systems, such as our ATM network, credit card operations, and voice and data networks, are outsourced to third-party vendors, which we believe results in reduced costs and improved service. We have an internal information technology staff of approximately 50 persons and also utilize the services of over 100 outside contractors to develop, maintain and operate our information technology systems.

Our main information technology center is located in a suburb of Tokyo. We also have a backup data center in Gunma Prefecture. We backup operating data on a daily basis.

Competition

Competition in the Japanese financial services industry is increasing. Although the Japanese economy has recently begun to show signs of improvement, Japan has suffered through over a decade of weak economic conditions and capital investment. Demand for bank financing remains low, although we believe it is beginning to recover. In addition, deregulation has reduced the barriers between the Japanese banking and securities industries. Securities companies may engage in limited banking and trust business through subsidiaries. With the elimination of these inter-segment barriers, we expect competition within Japan's banking industry to increase as investment banks seek to take advantage of expanding business opportunities.

Deregulation has blurred the distinctions among the permissible activities of Japan's three principal types of private banking institutions: ordinary banks (including both city banks and regional banks), such as Tokyo Star Bank; trust banks; and long-term credit banks and has increased the number of institutions providing banking services in Japan. However, deregulation has also provided us with opportunities, including the ability to sell investment trust and insurance products, engage in the securities intermediary business and otherwise grow our revenues from products and services that generate fees and commissions.

We compete with Japan's city banks and leading regional banks with operations in the greater Tokyo area not only with respect to traditional banking but also other financial services, such as advisory services. In securitization and M&A advisory services, we compete with Japanese and non-Japanese investment banks. We also compete with consumer finance and other non-bank finance companies in portions of our consumer banking business.

Our major competitors include:

- *Japan's largest banking groups*: Mitsubishi UFJ Financial Group, Inc., Mizuho Financial Group, Inc., Resona Holdings, Inc. and Sumitomo Mitsui Financial Group, Inc. Each has significant retail banking operations, including in the greater Tokyo area.
- *Major investment banks*: these include both domestic investment banks and the Japanese affiliates of the major international investment banks.
- *Government-controlled and government-affiliated entities*: Japan Post, operator of Japan's postal savings system, is the country's single largest deposit-taking institution, and the Government Housing Loan Corporation of Japan is a major provider of housing loans to individuals. On October 14, 2005, Japan's Diet adopted legislation to transform Japan Post into a public corporation in 2007, with privatization to be completed after a ten-year transitional period. In addition, the government has announced that it will abolish the Government Housing Loan Corporation, which has been gradually reducing its loan services to individuals, by 2006.
- *Other retail banks or banking institutions with significant retail operations*: other retail banks, retail-oriented online banks and regional banks with operations in the greater Tokyo area, particularly banks that focus on providing banking services to retail customers and small and medium-sized enterprises in our home market.
- *Local credit associations and credit unions*: the greater Tokyo area is home to a large number of credit associations and credit unions whose businesses are concentrated on making loans and providing other banking services to small and medium-sized enterprises and retail customers.
- *Consumer finance and other non-bank finance companies in Japan*: these include Acom Co., Ltd., Aiful Corporation, GE Consumer Finance Co., Ltd., Citi Financial Japan Co., Ltd., Promise Corporation and Takefuji Corporation, as well as other non-bank finance companies, such as Nissin Co., Ltd., that lend to small business owners or individuals.

Risk Policy and Management

Risk Management System

Our fundamental approach to risk management is to identify clearly the major risks that need to be controlled, and to delegate management of each risk type to a department that specializes in that particular type of risk to maximize profitability by controlling risk relative to return. Each risk management department monitors compliance risks within prescribed rules and limits and reports periodically to the Statutory Executive Officers, the relevant risk committee and the Board of Directors.

The Board of Directors is responsible for deciding the basic policies of our risk management system as well as guidelines and regulations for each major risk type. The basic structure of our risk management team is set forth below.



Risk Category
Middle Office in Charge
Committee
Governance Function
Credit Risk
Market Risk
Liquidity Risk
Operational Risk
Settlement Risk
Compliance Risk(1)
Legal Risk
Operational Risk
Systems Risk(1)
Reputational Risk
Contingency Risk
Natural Disaster
Man-made Disaster
Reputation Risk
Financial Crisis
Credit Risk Management
Integrated Risk Management
Compliance
Legal
Operations
IT
Corporate Affairs
Integrated Risk Management
Credit Risk Committee
ALM Committee
Operational Risk Management Committee
Compliance Committee
Operational Risk Management Committee
Contingency Headquarters
Internal Audit Team
Executive Committee
Board of Directors

(1) Includes information security risk

We maintain several executive committees headed by our CEO and other Statutory Executive Officers. The principal committees that deal with risk policy and management are listed below.

- *The Executive Committee* is responsible for establishing specific risk management procedures, setting and revising acceptable risk levels for risk management objectives and limits, authorizing the use of risk measurement models and validating and authorizing standards for write-downs and provisions. The Executive Committee compares actual performance to plans, using established performance measures, as well as actual risk levels against forecast levels. The committee also focuses on franchise, regulatory and reputational risks.

- *The Credit Risk Committee* consists of the Executive Credit Risk Committee, which is responsible for setting and changing credit limits, approval of loans above a certain threshold and new credit products, and the regular Credit Risk Committee, to which reports of credit risk indicators of our portfolios are made by different credit officers and groups on a monthly basis.

- *The ALM Committee* reviews our balance sheet and asset/liability structure, cash liquidity and risk versus return of our trading portfolio. It also reviews and approves our analytical methodologies and parameters for determining liquidity and market risk.

- *The Compliance Committee* coordinates and resolves compliance issues relating to such matters as banking laws, information management and prevention of money laundering.

We established the Operational Risk Management Committee in August 2005. This Committee will be responsible for comprehensively managing operational risks, including legal and systems risks, as well as reputational risks. We are currently in the process of developing internal rules setting forth the powers and responsibilities of this Committee.

We also have a Transaction Oversight Committee, which consists of all of our non-executive Directors (other than any non-executive Director who is, or has been in the past, affiliated with Lone Star), that reviews all transactions to be entered into with certain related parties, including Lone Star and its affiliates, as discussed in further detail under "Principal and Selling Shareholders—Related Party Transactions".

Our risk management system aims to control credit risk, market risk, liquidity risk, compliance risk, operational risk, systems risk, reputational risk, and legal risk. We believe these risks may hinder us from achieving our future targets, whether they arise due to external events largely beyond our control or are inherent in our operations attributable to internal processes or human error. By identifying and minimizing the risks we are exposed to, we seek to maximize our profitability and prevent disturbances that would adversely impact the results of our operations.

Credit Risk Management

Credit risk is the risk of loss from a deterioration in the financial position of the borrower and/or underlying collateral to the point that the full value of extended credit is not recoverable. We strive to adhere to strict credit management standards, while offering our customers innovative products. Our model for credit risk management is centered on securing adequate return on risk, avoiding concentrations in any particular industry sectors or obligors, and managing our credit portfolio with an awareness of potential losses under a worst-case scenario.

The Credit Risk Management Group, which reports to the Credit Risk Committee, implements policies of credit risk management created by our Board of Directors and consists of nine teams as follows:

- *Asset Management Team*, which is in charge of managing problem claims and works to improve the loan portfolio through early-stage recovery of problem assets and collecting loans in default.
- *IT Services Team*, which investigates and appraises credits and investments related to the telecommunications, environment, social welfare and services industries.
- *Logic & Monitoring Team*, which designs credit risk management assessment standards, processes and tools, such as rating and scoring models and credit limit systems, works to improve and manage information technology systems, such as the systems database for the Credit Risk Management Group, and conducts credit application-related investigations and research.
- *Manufacturing Turnaround Team*, which is in charge of the restructuring of loans to borrowers in industries other than the information technology and service-related industries.
- *Policy & Procedure Team*, which is responsible for responding to changes in banking regulations, as well as formulating credit policy and, in conjunction with the Logic & Monitoring Team, plans and implements basic credit risk management processes.
- *Real Estate Finance Team*, which investigates and appraises credits and investments mainly related to non-recourse real estate loans.
- *Real Estate Valuation Team*, which conducts self-assessments of our adherence to risk-management policies and related statistical compilations, and conducts real estate collateral appraisals.
- *Retail Team*, which investigates and appraises credits and investments related to housing loans, unsecured consumer loans and unsecured loans to individual business owners and small and medium-sized enterprises.
- *Strategic Finance Team*, which investigates and appraises credits and investments related to financial institutions and structured finance products.

The Internal Audit Team, which is independent of the Credit Risk Management Group, checks and verifies the asset valuation and status of credit risks being managed and reports to the Audit Committee and our CEO.

Credit Ratings

To determine the creditworthiness of a corporate customer, we first look to whether the potential borrower has a credit rating from a credit rating agency. If the borrower has a long-term senior debt rating of "B" (or the equivalent) or above from one of the five leading international or domestic credit rating agencies, we base our internal credit rating on the corresponding category indicated in the following chart.

Tokyo Star Bank credit rating	Description	Category under Financial Revitalization Law	Corresponding rating
1	The highest certainty of repayment with excellent financial status.	Normal	AAA / AA
2	Very high certainty of repayment with good financial status, but the certainty of repayment may be adversely affected by a dramatic change in the business environment in which it operates.	Normal	A
3	High certainty of repayment with good financial status for the time being, but may be adversely affected by changes in the business environment in which it operates.	Normal	BBB
4	Sufficient certainty of repayment, but should the business environment change, there are factors that will adversely affect the certainty of payment.	Normal	BB
5	No current problems regarding repayment, but should the business environment change, the ability to make repayments will be adversely affected and the borrower's operation should be watched carefully.	Normal	B
6	Problematic business conditions and financial status with concerns that may adversely affect the borrower's ability to make repayments.	Other borrowers requiring caution	CCC or less
7	Significant problems in business conditions and financial status, with likelihood of being unable to make repayments.	Borrowers requiring special caution	
8	Financially ailing, with no real improvement through management revitalization plans and has a high likelihood of bankruptcy.	Possibly bankrupt	
9	Obligor is classified in the substantially bankrupt category.	Substantially bankrupt	
10	Obligor is classified in the bankrupt category.	Bankrupt	

If the potential borrower does not have a qualifying third-party credit rating, we use our internal credit ratings methodology which assigns credit ratings to each obligor using a risk-based logic that takes into account, among other things, borrower-specific data, such as total outstanding debt and payment history, and other industry and borrower-type related probability ratios. We have separate models for certain industry classifications and sub-classifications, including real estate companies and the leisure industry, which includes hotels, resorts and pachinko parlors.

Internal credit ratings generated by our rating system are verified by risk management personnel. All ratings are updated on an ongoing basis with updated models based on new financial data.

Loan Approval Process

Upon receiving a loan application, we follow the following approval procedures:

- *Retail and small business loans:* An approval policy is in place for each specific loan product as adopted by the Credit Risk Committee. Any loan application that passes the step-by-step determination process set forth in the policy is approved, and a credit officer may authorize overrides in certain cases. When reviewing a loan application, we consider primarily (i) the loan-to-value ratio and the ratio of scheduled repayment amounts to borrower income, in the case of home mortgage loans; (ii) credit scoring and personal credit history, in the case of unsecured consumer loans; and (iii) the ability to fund repayments from revenues and a comparison of the loan amount with the size of the business and financing history, in the case of unsecured small business loans. The credit approval policy and scoring model is revised as necessary from time to time based on daily and monthly portfolio monitoring and re-calculation of credit costs.

- *Corporate loans:* The loan officer must submit a proposal to the relevant team within the Corporate Banking or Investment Banking Group. The proposal is either authorized by such team, or taken to the Executive Credit Risk Committee if the size of the proposed loan exceeds the relevant threshold. For non-recourse loans, we examine primarily the loan-to-value ratio calculated using a proceeds-based approach and the debt service coverage ratio based on expected cash flows from the asset. For recourse loans, we also look at the credit rating of the borrower and perform a cash flow analysis to determine the financial health of the borrower.

Market Risk

Market risk, which is the risk associated with changes in the value of financial instruments from fluctuations in exchange rates, interest rates, stock prices and other market-determined price mechanisms, is inherent in all assets and liabilities, as well as off-balance sheet transactions.

The Board of Directors provides the basic policy for market risk management and makes amendments as necessary to adapt to market changes. The Executive Committee creates detailed regulations based upon the policy outlined by the Board of Directors and sets out specific targets and limits as well as various models for risk measurements. Our Integrated Risk Management, or IRM, Team quantitatively measures and analyzes the market risk exposure of individual trading departments, as well as of our entire bank, based on our market risk management policies and regulations set forth by the Executive Committee and adopted by our ALM Committee. The IRM Team reports its results to the Statutory Executive Officers daily, the ALM Committee monthly and the Executive Committee quarterly. The IRM Team is also responsible for analyzing various aspects of our assets and liability structure to secure stable profitability and appropriately monitor market risks.

To measure market risk, we use basis point value, or BPV, and value at risk, or VaR, models which serve as consistent risk indicators. The BPV model measures the change in fair value of an asset arising from a 0.10%, or ten basis point, change in the interest rate which that particular asset bears. An increase in interest rates of ten basis points would have resulted in an increase in the fair market value of Tokyo Star Bank's non-consolidated assets and liabilities of ¥291 million as of March 31, 2005, whereas a ten basis point increase in interest rates would have resulted in a decrease in fair market values of ¥738 million and ¥697 million as of September 30, 2004 and March 31, 2004, respectively. This change in the effect of a ten basis point increase in interest rates is a result of accepting five-, seven- and ten-year time deposits in a campaign conducted in the second half of the year ended March 31, 2005. A ten basis point increase in interest rates would have resulted in a decrease in fair market values of ¥624 million as of June 30, 2005. This change in the effect of a ten basis point increase in interest rates reflects the effect of seven- and ten-year interest rate swap transactions entered into in April as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Funding and Liquidity—Foreign Currency-Related and Derivative Transactions".

The VaR model estimates the potential decline in the value of a portfolio, under normal market conditions, for a given "confidence level" over a specified holding period. In calculating VaR, we use a 99% confidence level and a 21 day holding period. This means that, statistically, our losses on our banking operations will exceed VaR on one out of 100 business days. Actual VaR amounts as of March 31, 2004, September 30, 2004 and March 31, 2005 were ¥4,689 million, ¥4,456 million and ¥1,855 million, respectively.

The validity of the VaR model is verified through back testing, which examines how frequently actual daily loss exceeds daily VaR. Back testing of the sample data for the period from April 1, 2004 to June 30, 2005 confirmed the continued reliability of our VaR model, as actual losses exceeded VaR only three times during that period.

In addition, because both the BPV and VaR models are based on statistical assumptions, we conduct stress tests to simulate severe market fluctuations that exceed the scope measured by statistical inference in order to hedge against unexpected catastrophic losses. Our stress tests assess the impact of a 200 BPV, or 2.00%, increase in interest rates, as well as the impact of a period of market disorder, in terms of interest rate fluctuations, equivalent to the most volatile historical three-month period within the past six years, on our assets and liabilities.

Liquidity Risk

Liquidity risk is the risk of losses incurred due to diminished financial position or creditworthiness, which in turn makes it impossible or difficult to secure funds required for operations, or by a cash flow problem or problem securing funds at normal rates so that we are forced to obtain funds at an extremely high cost of capital.

Our Board of Directors determines our overall policy for liquidity risk by establishing guidelines for liquid asset holdings, while the Executive Committee sets forth detailed regulations for carrying out these policies. The regulations set forth by the Executive Committee are carried out by the Treasury Team that monitors cash flow management and tracks our money supply, and the IRM Team that monitors compliance with the policies and regulations for liquidity risk management on a daily basis. These systems also provide for the collection and analysis of market information that may negatively impact cash flow. Specifically, we maintain a policy to secure a certain percentage of total deposits in liquid assets. Currently, we secure at least 10% of total deposits in "First Tier Reserve Assets" consisting of highly liquid assets, such as Japanese government bonds, and an additional 5% of total deposits with other highly liquid instruments. With these policies in place, we believe that we maintain sufficient liquidity at all times.

We have additionally prepared a contingency plan to respond to possible financial crises and have established a Liquidity Contingency Headquarters that would implement the plan and consult on countermeasures to meet specific liquidity needs in the event of instability in the financial system. Our contingency plans include raising funds through the sale of Japanese government bonds or other marketable securities held for liquidity reserve purposes, and in the case of an emergency, borrowing from the Bank of Japan.

Operational Risk

We categorize risk of losses through negligence, accidents or impropriety, including fraud, as operational risks. We have in place systems, managed, monitored and executed by our Operations Group, to check and address internal operational risks. Specifically, each branch manager and operations manager is required to perform periodic checks based on a branch office risk management checklist, with the results being reported to the appropriate supervising officer within the Operations Group.

As part of our preventive procedures, we conduct monthly branch and department self-inspections, which involve inter-related checks and balances, and spot inspections of cash and valuables at branches. Computer system blocks have been implemented to deter improper transactions and access to accounts.

Systems Risk

Systems risk is the risk of losses incurred by computer system crashes, errors or other system failures and the risk of losses from unauthorized computer system use. We believe the prevention of computer system malfunctions and the protection of information assets to be a high priority and have created the IT Group to develop and oversee necessary countermeasures to systems risks. To meet this goal, the IT Group has built malfunction prevention systems, implemented strict operating procedures and management measures, and is continuously updating procedures to prevent improper access to our systems through the Internet.

We have equipped our data center with full security features, such as seismic isolation, independent power generating equipment and 24-hour external monitoring against intrusion. In the event of a large-scale disaster, we can operate our system from our backup center located in Gunma Prefecture.

Reputational Risk

Financial institutions can be severely damaged by a deterioration of reputation. In recognition that a centralized information management system is crucial, we have implemented a system led by our corporate affairs office that coordinates investor, media and public relations. We have also formulated a reputational risk contingency plan intended to guide us through any acute public relations crises.

Internal Audit System

The Internal Audit Team has been established as an entity independent of our operating departments to review the validity, effectiveness and appropriateness of compliance procedures for each risk management system and to make recommendations for improvements. This department monitors the status of risk management of each head office department and in the branches, and the status of compliance with laws, regulations and internal procedures. The Internal Audit Team performs general audits of our operations based on the Financial Inspections Manual issued by the FSA, as well as our own internal principles of risk assessment.

We also have an Audit Committee, consisting only of external Directors, to which the Internal Audit Team reports on a regular basis.

Compliance

To strengthen legal and regulatory compliance, we have established a Compliance Committee. This committee meets regularly to discuss our overall compliance system, which is based on the ethics and compliance policies set by our Board of Directors, and has decision-making authority over these topics. It reports on the status and condition of compliance-related cases to the Statutory Executive Officer in charge and relevant department heads on a weekly basis and publicizes compliance issues throughout our bank.

The Compliance Team, which reports to the Compliance Committee, conducts compliance planning, and promotes and monitors compliance throughout our bank, including issues related to the protection of personal information arising under Japan's new Personal Information Protection Law. There is also a designated person in every group and branch who is responsible for compliance matters, ensuring that compliance issues are strictly observed. In recent years, we have been placing particular emphasis on building up preventive systems and conducting thorough investigations to prevent the reoccurrence of incidents or causes of complaints.

Properties

As of March 31, 2005, we owned the land and buildings for our headquarters and eight of our branches and one sub-branch in the greater Tokyo area and leased the space for twenty-three branches, including one in Osaka, and one sub-branch in Nagoya.

Employees

Upon commencement of our operations in June 2001, we had a total of 1,092 full-time employees, 143 contract employees, and 163 part-time employees. As part of our business strategy, we have reduced our number of full-time employees to 960 as of March 31, 2005. Reductions in total head count were achieved while hiring a significant number of new employees through the use of two voluntary retirement plans. Under the voluntary retirement plan instituted in the year ended March 31, 2002, we reduced the number of employees by over 150 people. Under the voluntary retirement plan instituted in the year ended March 31, 2004, we reduced the number of employees by approximately 260.

The table below sets forth, on a consolidated basis, the number of full-time employees as of, and the average number of temporary staff (measured as of the end of each month) for the years ended, March 31, 2003, 2004 and 2005.

	As of or for the year ended March 31,		
	2003	2004	2005
Employees in banking operations	892	717	879
Employees in other operations	28	120	81
Total full-time employees	920	837	960
Average temporary employees	396	258	213

As of March 31, 2005, we had hired 517 new employees since June 2001, many of whom have significant prior experience at other commercial and investment banks. We believe it is important to continue to attract lateral hires and retain employees with significant professional experience and specialized product knowledge in order to continue to introduce innovative products and services and otherwise implement our business strategy. We believe we have assembled a talented workforce based, in part, on our compensation scheme, which has a large performance-based component, in particular for sales positions, our belief in merit-based compensation and promotions and our focus on teamwork. In the year ended March 31, 2005, we hired six new university graduates as full-time employees, which is the first time we have hired new university graduates. We expect new graduate hires to increase in the future as our operations continue to grow.

We have in place a stock ownership association under which participating employees contribute a fixed designated amount each month toward the purchase of shares of our common stock and receive a 5% matching contribution from us. The association was established in September 2004 and currently has 682 participants, but has yet to purchase any shares of our common stock. The association will commence purchasing shares of our common stock from the market following the completion of the global offering. We also provide our employees with other benefits, including a defined contribution plan, favorable fees and rates for the use of our banking services and miscellaneous fringe benefits provided through a third party.

Our employees are not members of labor unions. We consider our labor relations to be good.

Legal Proceedings

We are currently a party to a number of proceedings arising in the normal course of our banking business, primarily in relation to our lending activities. However, we are not aware of any pending or threatened litigation or other legal or regulatory proceedings that would, individually or in the aggregate, have a material adverse effect on our results of operations or financial condition.

In June 2005, the Tokyo Regional Tax Bureau completed an audit of our tax returns for the three years ended March 31, 2004 and, based on the audit, the Director of the Azabu Tax Office issued an assessment against us, consisting of an additional ¥8,801 million in income taxes (including corporation, local inhabitants and enterprise taxes) for these periods and ¥1,685 million in penalties and interest. Based on our understanding of the relevant Japanese tax law and interpretations thereof, as well as Japanese accounting rules, we disagree with this assessment and have filed a request for reconsideration and partial cancellation of the assessment with the National Tax Tribunal of Japan. See "Risk Factors—Risks Related to Our Business—We have an outstanding dispute with the Japanese tax authorities which may affect our future results of operations or financial condition".

ADDITIONAL FINANCIAL INFORMATION

Below is additional financial information concerning our deposits, loans and discounted bills and investments. Some of the information below is presented on a non-consolidated basis, which is the manner in which we normally report such information.

Deposits

The following table shows the total deposits of Tokyo Star Bank on a non-consolidated basis as of the dates indicated and the amounts and percentages of deposits by type of customer.

Total Deposits by Type of Customer (Non-Consolidated)

	As of March 31,					
	2003		2004		2005	
	Amount	% of total	Amount	% of total	Amount	% of total
	(millions of yen, except percentages)					
Individual deposits	¥ 809,786	74.0%	¥ 875,467	78.3%	¥1,017,555	76.5%
Corporations	152,871	14.0	190,861	17.1	193,356	14.5
Financial institutions	88,101	8.1	10,806	1.0	11,726	0.9
Public entities	43,153	3.9	41,229	3.7	107,282	8.1
Total deposits	¥1,093,911	100.0%	¥1,118,363	100.0%	¥1,329,918	100.0%

The following table sets forth a breakdown of Tokyo Star Bank's deposits on a non-consolidated basis by type of deposit as of March 31, 2003, 2004, and 2005.

Breakdown of Deposits Between Time and Liquid Deposits (Non-Consolidated)

	As of March 31,					
	2003		2004		2005	
	Amount	% of total	Amount	% of total	Amount	% of total
	(millions of yen, except percentages)					
Yen time deposits	¥ 697,241	63.7%	¥ 799,375	71.5%	¥ 937,225	70.5%
Liquid deposits(1)	374,472	34.2	295,940	26.5	351,975	26.5
Other(2)	22,198	2.0	23,049	2.1	40,718	3.1
Total deposits	¥1,093,911	100.0%	¥1,118,363	100.0%	¥1,329,918	100.0%

(1) Liquid deposits include current deposits, ordinary deposits, savings deposits and demand deposits.
(2) Other mainly includes foreign currency demand deposits and time deposits.

The following table sets forth the average amount of, and the average rate on, the following deposit categories (including negotiable certificates of deposit) on a non-consolidated basis for each of the years ended March 31, 2003, 2004 and 2005.

Average Amounts and Rates of Deposits (Non-Consolidated)

	For the year ended March 31,					
	2003		2004		2005	
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(millions of yen, except percentages)					
Yen time deposits	¥648,329	0.52%	¥ 688,545	0.55%	¥ 795,917	0.56%
Liquid deposits(1)	298,310	0.01	344,818	0.01	362,280	0.01
Other(2)	10,520	2.57	22,906	0.73	27,001	1.41
Total deposits	¥957,158	0.39%	¥1,056,269	0.38%	¥1,185,197	0.41%

(1) Liquid deposits include current deposits, ordinary deposits, savings deposits and demand deposits.
(2) Other mainly includes foreign currency demand deposits and time deposits.

The following table shows a breakdown of Tokyo Star Bank's deposits on a non-consolidated basis by the average amount deposited per type of customer as of March 31, 2005.

Average Amount Per Account by Type of Customer (Non-consolidated)

	As of March 31, 2005		
	Number of accounts(1)	End balance	Average amount per account
		(millions of yen)	(thousands of yen)
Individual deposits	734,824	¥1,017,555	¥ 1,385
Corporations	31,139	193,356	6,209
Financial institutions	74	11,726	158,459
Public entities	77	107,282	1,393,273
Total deposits	766,114	¥1,329,918	1,736

(1) Number of accounts with deposit balance above zero.

Loan Portfolio

The following table sets forth the composition of Tokyo Star Bank's loan portfolio (loans and discounted bills) on a non-consolidated basis by use of funds as of the dates indicated.

Loans and Discounted Bills by Use of Funds (Non-Consolidated)

	As of March 31,		
	2003	2004	2005
	(millions of yen)		
Funds for capital investment	¥260,264	¥322,710	¥477,220
Funds for working capital	306,156	368,381	383,410
Total loans and discounted bills	¥566,420	¥691,091	¥860,630

The following table sets forth Tokyo Star Bank's loans and discounted bills outstanding on a non-consolidated basis classified by type of collateral as of the dates indicated.

Loans and Discounted Bills by Type of Collateral (Non-Consolidated)

	As of March 31,		
	2003	2004	2005
	(millions of yen)		
Bank accounts	¥ 7,882	¥ 5,750	¥ 4,667
Equity securities	1,338	687	223
Bonds	72,048	61,535	30,883
Real estate	225,966	338,908	572,202
Other collateral	1,435	1,384	1,712
Total secured loans and discounted bills	308,670	408,264	609,687
Guaranteed loans and discounted bills	167,282	160,886	152,555
Unsecured loans and discounted bills	90,468	121,942	98,389
Total loans and discounted bills	¥566,420	¥691,091	¥860,630

The following table sets forth the outstanding principal amount of Tokyo Star Bank's loans and discounted bills on a non-consolidated basis, broken down by interest rate, as of March 31, 2005.

Outstanding Principal Amount by Interest Rate (Non-Consolidated)

	As of March 31, 2005	
	Outstanding principal amount	% of total
	(millions of yen)	
1% or less	¥ 24,340	2.8%
Over 1% to 2%	154,458	17.9
Over 2% to 3%	353,296	41.1
Over 3% to 4%	173,304	20.1
Over 4%	155,232	18.0
Total loans and discounted bills	¥860,630	100.0%

The following table sets forth the outstanding principal amount of Tokyo Star Bank's loans and discounted bills, on a non-consolidated basis, broken down by remaining term on the loans and discounted bills, as of March 31, 2005.

Outstanding Principal Amount by Remaining Term (Non-Consolidated)

	As of March 31, 2005	
Remaining term	Outstanding principal amount	% of total
	(millions of yen)	
One year or less	¥238,180	27.8%
Over one year to three years	215,078	25.0
Over three years to five years	119,224	13.8
Over five years to seven years	71,194	8.3
Over seven years	216,955	25.2
Indefinite term	—	—
Total loans and discounted bills	¥860,630	100.0%

Investment Portfolio

Under our liquidity management guidelines, we hold funds equivalent to a set portion of our deposit balance in government bonds and other highly liquid instruments. As of March 31, 2005, over 84% of our investment portfolio consisted of investment grade securities, or securities rated BBB- or higher by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., or given an equivalent rating by one of the other major international or domestic rating agencies.

The following table sets forth the composition of our portfolio of securities on a consolidated basis, but excluding securities held for trading purposes, as of the dates indicated.

Securities Other than Held for Trading Purposes (Consolidated)

	As of March 31,		
	2003	2004	2005
	(millions of yen)		
Japanese national government bonds	¥227,543	¥171,165	¥187,293
Japanese local government bonds	8,695	112	110
Japanese corporate bonds	121,810	98,150	46,119
Japanese equity securities	15	936	1,216
Foreign bonds and other	64,482	97,003	125,531
Total	¥422,547	¥367,367	¥360,270

The following tables set forth the acquisition cost for, book value of, and unrealized gains and losses on, our available-for-sale securities with fair values on a consolidated basis as of March 31, 2003, 2004 and 2005.

Available-For-Sale Securities (Consolidated)

	As of March 31, 2003				
	Acquisition cost	Book value	Net unrealized	Unrealized gains	Unrealized losses
	(millions of yen)				
Japanese national government bonds	¥227,490	¥227,543	¥ 53	¥ 184	¥131
Japanese local government bonds	8,691	8,695	3	6	3
Japanese corporate bonds	111,723	111,862	139	183	44
Foreign bonds and other(1)	64,224	64,166	(58)	159	217
Total	¥412,130	¥412,268	¥ 138	¥ 535	¥396

(1) During the year ended March 31, 2003, Japanese equity securities were classified as part of "Foreign bonds and other".

	As of March 31, 2004				
	Acquisition cost	Book value	Net unrealized	Unrealized gains	Unrealized losses
	(millions of yen)				
Japanese national government bonds	¥171,441	¥171,150	¥ (291)	¥ 53	¥345
Japanese local government bonds	114	112	(1)	0	1
Japanese corporate bonds	86,199	86,130	(69)	17	86
Japanese equity securities	128	344	216	216	—
Foreign bonds and other	94,673	95,096	408	600	192
Total	¥352,557	¥352,833	¥ 261	¥ 887	¥625

	As of March 31, 2005				
	Acquisition cost	Book value	Net unrealized	Unrealized gains	Unrealized losses
	(millions of yen)				
Japanese national government bonds	¥186,403	¥187,278	¥ 874	¥ 874	¥—
Japanese local government bonds	109	110	0	0	—
Japanese corporate bonds	9,303	9,294	(9)	2	11
Japanese equity securities	360	493	132	132	—
Foreign bonds and other	123,247	123,547	203	804	600
Total	¥319,424	¥320,723	¥1,202	¥1,815	¥612

MANAGEMENT

Our articles of incorporation provide for not more than 12 Directors to be elected at a general meeting of shareholders. The normal term of office of Directors is one year, although they may serve any number of consecutive terms. The majority of our Directors are outside Directors.

Pursuant to the amendments to the Commercial Code and other related laws effective as of April 1, 2003, we adopted a new management structure, a company-with-committees (*iinkai-to secchi-kaisha*) structure, which emphasizes the supervisory function of the Board of Directors. Under the company-with-committees structure, the Board of Directors sets fundamental management policies and makes decisions thereunder, and monitors and supervises Statutory Executive Officers (*shikko yaku*). We adopted this new management structure in order to:

- achieve greater transparency of management decision-making by separating oversight and managerial functions;
- enable faster decision-making by granting Statutory Executive Officers and executive committees decision-making responsibility and authority; and
- raise our governance standards to international standards.

Under the company-with-committees structure, we have established a Nomination Committee, an Audit Committee and a Compensation Committee. The Nomination Committee consists of a majority of outside Directors and determines the details of any proposal to be submitted to the general meeting of shareholders in relation to the election and dismissal of Directors. The Audit Committee is comprised of all outside Directors and audits the performance of our Directors and Statutory Executive Officers and determines the details of any proposal to be submitted to the general meeting of shareholders in relation to the appointment, dismissal and non-renewal of our outside auditors. The Internal Audit Team reports to the Audit Committee on a regular basis. The Compensation Committee consists of a majority of outside Directors and determines the terms of the individual compensation packages for our Directors and Statutory Executive Officers. An outside Director is a person who is not, and has not been, a Director having conducted or who is currently conducting the business of Tokyo Star Bank, such as a Representative Director, Statutory Executive Officer or other employee of Tokyo Star Bank or any of its subsidiaries.

In addition to these three committees, we have also created a Transaction Oversight Committee, which reviews and approves transactions to be entered into by us with certain related parties, including Lone Star and its affiliates, as discussed in further detail under "Principal and Selling Shareholders—Related Party Transactions", as well as cross-department committees, such as the Compliance Committee, Credit Risk Committee and ALM Committee, to assist the Statutory Executive Officers in charge of our businesses.

The companies-with-committees system calls for election by the Board of one or more Statutory Executive Officers, who are responsible for managing the company pursuant to the policies set by the Board of Directors and making day-to-day business judgments regarding our operations. The Statutory Executive Officers are selected on the basis of their professional expertise, ability to make sound business judgments, leadership, personality and other factors, and serve for terms of one year.

Pursuant to the Commercial Code and our articles of incorporation, we have, by Board resolution, partially exempted each Director and each Statutory Executive Officer from liability to us where such liability is incurred in the performance of his or her duty without willful misconduct or gross negligence. We have also contractually limited the future liability of our non-executive Directors to the extent permitted by the Commercial Code, as long as such liability is incurred in the performance of his or her duty without willful misconduct or gross negligence.

Directors

The table below sets forth our Directors.

Name	Title[1]	Director since
Hiroshi Ohashi[2]	Chairman and Representative Executive Officer	June 2001
L. Todd Budge	Director, President, Chief Executive Officer and Representative Executive Officer	March 2002
Robert M. Berardy	Director, Representative Executive Officer and Chief Marketing Officer	June 2001
Masaru Irie	Director, Representative Executive Officer and Chief Administrative Officer	June 2001
Yoshio Terasawa[3]	Director	June 2001
Takeo Shiina	Director	June 2001
Ellis Short[2][3]	Director	October 2002
Jean-Claude Scraire[2][3]	Director	November 2002
Yasuyoshi Tsuji[4]	Director	June 2003
Koji Tajika[4]	Director	June 2003
Shiro Shida[4]	Director	June 2003

(1) All Directors other than Messrs. Ohashi, Budge, Berardy, Irie and Terasawa are outside Directors as stipulated in Article 188, Paragraph 2, 7-2 of the Commercial Code.

(2) Member of Nomination Committee. Mr. Scraire is the chairman of the committee.

(3) Member of Compensation Committee. Mr. Short is the chairman of the committee.

(4) Member of Audit Committee. Mr. Tsuji is the chairman of the committee.

Hiroshi Ohashi, age 69, became our Chairman of the Board of Directors in June 2003. He has been a member of the Nomination Committee since June 2003. Mr. Ohashi joined Tokyo Star Bank in June 2001 and served initially as President and Chief Executive Officer. Prior to joining Tokyo Star Bank in June 2001, Mr. Ohashi served as an advisor to Lone Star Japan and as the Deputy President and Senior Advisor to Sumitomo Trust and Banking Company, Limited.

L. Todd Budge, age 45, became a Director in March 2002, Executive Managing Director and Chief Operating Officer in January 2003, and has been our President and Chief Executive Officer since June 2003. Prior to joining Tokyo Star Bank in March 2002, Mr. Budge was an Executive Operating Officer at GE Edison Life Insurance Co. and Chief Operations Officer at GE Global Consumer Finance Co., Ltd., in Japan. Prior to joining GE Global Consumer Finance Co., Ltd., Mr. Budge was a Vice President at Citigroup, Inc. where he worked from 1986 to 1995, with four of those years spent in Tokyo. Mr. Budge has lived and worked in Tokyo for over 15 years and is fluent in Japanese.

Robert M. Berardy, age 51, became a Director in June 2001, a Representative Director in June 2002 and our Chief Marketing Officer in April 2005. Mr. Berardy has also served as the Head of the Retail Banking Division since June 2003. Prior to joining Tokyo Star Bank in June 2001, Mr. Berardy was a Vice President of Global Consumer Bank of Citibank, N.A. from April to July 1999 and a Director of Nikko Beans, Inc. from 1999 to 2001. Mr. Berardy is fluent in Japanese.

Masaru Irie, age 53, became a Director in June 2001 and has been a Representative Executive Officer since June 2003 and the Chief Administrative Officer since June 2004. Mr. Irie previously served as Chief Financial Officer from June 2001 to June 2004. Prior to joining Tokyo Star Bank in June 2001, Mr. Irie was the Chief Inspector at The Sumitomo Bank, Limited and also spent eight years in New York as a Senior Vice President, Structured Finance, New York Branch, and Joint General Manager, International Planning Department, of The Sumitomo Bank, Limited.

Yoshio Terasawa, age 73, became a Director in June 2001. He has been a member of the Compensation Committee since June 2003. Mr. Terasawa previously served as Chairman of the Board of Directors and Representative Director at Tokyo Star Bank from June 2001 to October 2002. Prior to joining Tokyo Star Bank in June 2001, Mr. Terasawa was the Chairman of Lone Star Japan, and, prior to that, the Director-General of the Economic Planning Agency from 1994 to 1998 and a Senior Advisor to the Japanese affiliate of PricewaterhouseCoopers from 1998 to 1999.

Takeo Shiina, age 76, became a Director in June 2001. Mr. Shiina is currently a Senior Advisor to IBM Japan, Ltd. Previously, Mr. Shiina acted as the President and Representative Director of IBM Japan, Ltd. from 1975 to 1999.

Ellis Short, age 44, became a Director in October 2002. He has also served as the chair of our Compensation Committee and a member of our Nomination Committee since June 2003. Mr. Short currently serves as the President of Lone Star Global Acquisitions, Limited.

Jean-Claude Scraire, age 59, became a Director in November 2002. He has also served as the chair of our Nomination Committee and a member of our Compensation Committee since June 2003. Mr. Scraire has been the President of JCS Strategies, Inc. since 2002.

Yasuyoshi Tsuji, age 57, became a Director in June 2003. He has also served as the chair of our Audit Committee since June 2003. Previously, Mr. Tsuji served as a Statutory Auditor of Tokyo Star Bank from June 2001 to June 2003. Prior to joining Tokyo Star Bank in June 2001, he served as the General Manager of the Department of Public Corporations of the Long Term Credit Bank from 1995 to 1998, Executive Vice President of Lone Star Japan Acquisitions, LLC and President of Star Finance Co., Ltd.

Koji Tajika, age 69, became a Director in June 2003. He has also served as a member of our Audit Committee since June 2003. He previously served as a Statutory Auditor from June 2001 to June 2003. Mr. Tajika currently also serves as a Professor of Chuo Graduate School of Accounting, a Director of Murata Manufacturing Co., Ltd., a Director of Nomura Holdings, Inc. and a Corporate Auditor of Sumitomo Corporation. Previously, Mr. Tajika served as the Chairman of Deloitte Touche Tohmatsu from 1999 to 2000.

Shiro Shida, age 48, became a Director in June 2003. He has also served as a member of our Audit Committee since June 2003. He previously served as a Statutory Auditor from June 2001 to June 2003. Mr. Shida is an Attorney at Law of Shida Law Office and was a prosecutor at the Tokyo District Public Prosecutors Office from 1994 to 1997.

Statutory Executive Officers

The table below sets forth our Statutory Executive Officers.

Name	Title
L. Todd Budge	Representative Executive Officer, President and Chief Executive Officer
Robert M. Berardy	Representative Executive Officer and Chief Marketing Officer
Masaru Irie	Representative Executive Officer and Chief Administrative Officer
Kevin Hoffman-Smith	Executive Officer and Chief Financial Officer
Yasushi Moriya	Executive Officer and Head of the Corporate Finance Group
Shigeki Kinoshita	Executive Officer and Head of the Credit Risk Management Group
Makoto Mitsui	Executive Officer and Head of the Virtual Banking Group
Yutaka Murayama	Executive Officer and Chief Information Officer
John D'Souza	Executive Officer and Head of the Retail Assets Group
David Stock	Executive Officer and Head of the Retail Sales Group
Tsuyoshi Hirose	Executive Officer and Head of the Operations Group

Below is a brief biography of each Statutory Executive Officer who is not also a Director:

Kevin Hoffman-Smith, age 42, has been a Statutory Executive Officer and our Chief Financial Officer since June 2004. Prior to joining Tokyo Star Bank in June 2004, Mr. Hoffman-Smith was the Executive Vice President and Chief Financial Officer of Citigroup Inc.'s consumer finance business in Japan, the Head of Finance for Research and Development at Novartis AG and the Chief Financial Officer of General Electric Capital Corporation's consumer business in Japan.

Yasushi Moriya, age 47, has been a Statutory Executive Officer since June 2004 and the Head of the Corporate Finance Group since September 2004. Mr. Moriya previously served as the Head of the Investment Banking Division from January 2003 to September 2004. Prior to joining Tokyo Star Bank in January 2003, Mr. Moriya served as the Head of Asset Securitization at CIBC World Markets (Japan) Inc., Deputy Manager of the Structured Finance Group at Mizuho Securities Co., Ltd. and Manager of the Planning Division at the Bank of Tokyo Mitsubishi, Ltd.

Shigeki Kinoshita, age 42, has been a Statutory Executive Officer since June 2003 and the Head of the Credit Risk Management Group since June 2002. Prior to joining Tokyo Star Bank in June 2002, Mr. Kinoshita served as a Senior Consultant at Gemini Consulting Japan, an Executive Officer at the Internet Research Institute, Inc. and an Assistant Director of the Corporate Retail Development Division and Credit Risk Division at the Industrial Bank of Japan, Limited.

Makoto Mitsui, age 53, has been a Statutory Executive Officer and the Head of the Virtual Banking Group since April 2005. Mr. Mitsui previously served as the Head of the Retail Banking Division from August 2003 to March 2005. Prior to joining Tokyo Star Bank in September 2001, Mr. Mitsui served as the Head of Telebanking at Citibank, N.A. from 1998 to 2001 and Representative Director of Citicorp Credit Inc. from 1990 to 1998.

Yutaka Murayama, age 59, has been a Statutory Executive Officer since June 2003 and our Chief Information Officer since June 2002. Prior to joining Tokyo Star Bank in December 2001, Mr. Murayama served as an Executive Director at Mysys International Banking Systems Co., Ltd., the Head of the International Business Division of the Japan Research Institute, Limited and the Head of the System Planning Division of The Sumitomo Bank, Limited.

John D'Souza, age 57, has been a Statutory Executive Officer and the Head of the Retail Assets Group since March 2005. Prior to joining Tokyo Star Bank in March 2005, Mr. D'Souza served as a Group Credit Officer at the Standard Chartered Bank, Singapore Branch, from 2002 to 2005. Prior to joining Standard Chartered Bank, Mr. D'Souza worked at Shinsei Bank, Limited for under a year and at Citigroup, Inc. for 25 years, including three years as the President of Citigroup, Inc.'s credit card service subsidiary in Japan.

David Stock, age 49, has been a Statutory Executive Officer and the Head of the Retail Sales Group since April 2005. Prior to joining Tokyo Star Bank in April 2005, Mr. Stock was a Senior Managing Director at GE Global Consumer Finance Co., Ltd. from 2003 to 2005. Mr. Stock spent a total of 25 years with GE Global Consumer Finance Co., Ltd. and affiliates thereof. Mr. Stock is fluent in Japanese.

Tsuyoshi Hirose, age 48, has been a Statutory Executive Officer since February 2005 and the Head of the Operations Group since May 2004. Mr. Hirose previously served as the general manager of the CRM Center from September 2003 to May 2004. Prior to joining Tokyo Star Bank in September 2003, Mr. Hirose served as the general manager of the Operations Division of the Kansai Sawayaka Bank from 2001 to 2003.

Executive Compensation

Compensation, including bonuses, paid by Tokyo Star Bank to its Directors for the year ended March 31, 2005 was ¥280 million in the aggregate. In addition, compensation, including bonuses, paid to Statutory Executive Officers for the year ended March 31, 2005 was ¥152 million in the aggregate.

Stock Option Plan

At the ordinary general meeting of shareholders held on June 24, 2005, our shareholders approved a stock option plan for our Directors, Statutory Executive Officers and employees, including those of Tokyo Star Bank's subsidiaries. Under the stock option plan, stock acquisition rights may be granted beginning one month after our listing on a stock exchange in Japan. Under this plan, stock acquisition rights to acquire 7,000 shares of our common stock may be issued by our Board of Directors. The exercise period for the stock acquisition rights will begin on July 1, 2007 and end on June 30, 2010. These stock acquisition rights may not be exercised in part, and are not assignable without the approval of our Board of Directors. The exercise price for the stock acquisition rights will be determined at the time of issuance by our Board of Directors in accordance with the formula approved by the general meeting of shareholders held on June 24, 2005.

SUBSIDIARIES AND AFFILIATES

As of March 31, 2005, Tokyo Star Bank had four consolidated subsidiaries. The following table presents information on Tokyo Star Bank's subsidiaries as of March 31, 2005.

Name	Country	Main business	Issued capital	% of voting interests directly owned by Tokyo Star Bank
			(millions of yen)	
TSB Capital, Ltd.	Japan	Credit card operations, housing loans, consumer finance and other finance	¥500	100%
Sowa Business Ltd.(1)	Japan	ATM monitoring and servicing	320	100
The Star-Gin Real Estate Management Co., Ltd.	Japan	Real estate management	50	100
Cash Point Co., Ltd.(2)	Japan	Other financial services	10	100

(1) We have entered into an arrangement under which we have outsourced all requirements related to our ATM network to Fujitsu Limited.

(2) Cash Point Co., Ltd. is undergoing a process of special liquidation (*tokubetsu-seisan*) pursuant to a resolution at its extraordinary meeting of shareholders held on June 2, 2005.

In September 2005, we acquired 100% of the shares of common stock of Minori Asset Management Corporation, a loan collection company. Minori Asset Management Corporation has issued capital of ¥500 million.

PRINCIPAL AND SELLING SHAREHOLDERS

Principal Shareholders

The following table sets forth the number of shares of our common stock currently held by LSF-TS and LSF Tokyo Star, and the amount of each such shareholding as a percentage of issued and outstanding shares of our common stock, as of the date of this offering memorandum. On our register of shareholders as of the date of this offering memorandum, no other shareholder held 5% or more of the shares of our common stock.

Name of shareholder	Number of shares owned of record	% of shares outstanding
LSF-TS Holdings SCA	334,715	47.82%
LSF Tokyo Star Holdings SCA	334,710	47.82
Total	669,425	95.64%

The shares of our common stock held by LSF-TS and LSF Tokyo Star are beneficially owned by Lone Star Capital Management SprL, the management company of both LSF-TS and LSF Tokyo Star. The Board of Managers of Lone Star Capital Management SprL consists of Ellis Short, Michael Thomson and Philippe Detournay. Each of Messrs. Short, Thomson and Detournay disclaims beneficial ownership of shares of our common stock held of record by LSF-TS and LSF Tokyo Star except to the extent of any pecuniary interest he has in those shares. Lone Star Capital Management SprL is indirectly owned by Lone Star.

Shares of Our Common Stock Held by Our Principal Shareholders

LSF-TS and LSF Tokyo Star have issued bonds that are secured by a pledge to a security trustee of all shares of our common stock held by them, as well as certain of their accounts maintained as required under the terms of the bonds and certain related agreements. The shares to be sold by LSF-TS and LSF Tokyo Star in the global offering will be released from this pledge prior to the completion of the global offering. Following the completion of the global offering, the remaining shares of our common stock held by LSF-TS and LSF Tokyo Star will continue to be subject to this pledge, until the bonds are redeemed in full.

LSF-TS and LSF Tokyo Star have the option to redeem all (but not some only) of the bonds at any time upon notice to the bondholders and, in certain circumstances, to use excess funds held by them to redeem some of the bonds. In any event, the bonds must be redeemed by April 28, 2008. In addition, the bonds are subject to mandatory early redemption upon the occurrence of the following:

- at any time direct ownership by LSF-TS and LSF Tokyo Star, collectively, of shares of our common stock is equal to less than 66.67% of our issued and outstanding shares;
- at any time a majority of the Directors of Tokyo Star Bank are not persons appointed or nominated by Lone Star Fund III; and
- LSF-TS or LSF Tokyo Star sells shares of our common stock and as a result they cease to own at least 66.67% of all outstanding shares of common stock or the value of the remaining pledged shares and other collateral pledged to secure the bonds is below certain levels required by the terms of the bonds.

LSF-TS and LSF Tokyo Star have agreed to use their best endeavors to ensure that an event requiring mandatory redemption of the bonds does not occur, unless the bonds will be redeemed in full at the time of such event.

The maturity of the bonds may be accelerated at the option of the bondholders upon occurrence of certain events of default specified in the bonds. These include the following:

- we fail to maintain proper books and records;
- we default under our debt obligations with a value in excess of ¥300 million;
- certain other events occur that have or could reasonably be expected to have a material adverse effect on our business, assets, prospects or financial condition;
- LSF-TS or LSF Tokyo Star terminate, amend, modify, vary or give any consent or waiver in respect of any constitutional documents of Tokyo Star or any of its subsidiaries which adversely affects the interests of the bondholders;
- LSF-TS and LSF Tokyo Star cease to be owned and controlled by Lone Star Fund III or an affiliate of Lone Star Fund III; or

- the collateral coverage ratio of the bonds falls below thresholds calculated based on a discounted valuation (based on market value) of shares of our common stock put in place to ensure that the bonds are, at all times, substantially over-collateralized unless LSF-TS and LSF Tokyo Star pledge additional collateral to cure such shortfall.

In addition, the bonds include other events of default related to LSF-TS and LSF Tokyo Star that are usual and customary for transactions of this type.

Under Japanese law, any person who acquires 20% or more of the shares of a Japanese bank must receive the approval of the FSA. In the event the security trustee becomes the legal owner of 20% or more of the shares of our common stock under the terms of the bonds, it will have a period of one year from the last day of the fiscal year in which it acquired ownership of the shares to dispose of such number of shares required for its ownership to fall below 20%. In addition, the security trustee will not be able to dispose of 20% or more of the shares of our common stock to a single buyer, unless the buyer, under the Banking Law of Japan, secures the pre-approval of the FSA.

For a discussion of risks to investors in our shares that result from the bonds issued by LSF-TS and LSF Tokyo Star, see "Risk Factors—Risks Related to Our Business—We may refrain from raising new capital, acquiring new assets or businesses or entering into other transactions that require the issuance of shares of our common stock", "—Risks Related to Shares of Our Common Stock—Following the global offering, LSF-TS and LSF Tokyo will own, in the aggregate, at least 66.67% of our shares of common stock and, thus, will be able to influence fundamental decisions made by our Board of Directors or at our shareholders' meetings" and "—Risks Related to Shares of Our Common Stock—Future sales of shares of our common stock by our existing shareholders or our issuance of additional shares could lower the market price of shares of our common stock".

Share Ownership of Directors and Statutory Executive Officers

The following table sets forth the number of shares of our common stock currently held by our Directors and Statutory Executive Officers (*shikko yaku*) and the amount of each such shareholding as a percentage of issued and outstanding shares of our common stock, as of the date of this offering memorandum.

Name of shareholder	Number of shares owned	% of shares outstanding
Robert M. Berardy	7,000	1.00%
L. Todd Budge	4,200	*
Hiroshi Ohashi(1)	2,625	*
Masaru Irie(1)	875	*
Yoshio Terasawa(1)	440	*
Takeo Shiina(1)	440	*
Shigeki Kinoshita(1)	440	*
Jean-Claude Scraire(1)(2)	440	*
Total	16,460	2.35%

* less than 1% of outstanding shares of our common stock.

(1) Each of Messrs. Ohashi, Irie, Terasawa, Shiina, Kinoshita and Scraire are the beneficiaries of trusts that own of record the shares indicated. TSB Manager, LLC, a limited liability company, is the trustee of all of the trusts. These trusts hold a total of 19,375 shares of our common stock, or 2.77% of our outstanding shares, for the benefit of certain of our current and former Directors, Statutory Executive Officers and other employees.

(2) On March 22, 2004, Mr. Scraire assigned his beneficiary interest in the trust that is the record owner of the shares indicated to the New Center for Development NCD Inc. New Center for Development NCD Inc. holds the beneficiary interest in the trust for the benefit of Mr. Scraire and Mr. Scraire is the beneficial owner of the beneficiary interest.

Selling Shareholders

The following table sets forth the selling shareholders, the number of shares of our common stock currently owned by each selling shareholder, the number of our shares to be sold by each selling shareholder under the global offering, the number of shares to be held by each selling shareholder after the global offering and the amount of each such shareholding as a percentage of issued and outstanding shares after the global offering. The selling shareholders in the international offering are LSF-TS and LSF Tokyo Star.

Name	Shares currently owned	Shares offered (no over-allotment)	Shares owned after global offering (no over-allotment)		Shares offered (full exercise of over-allotment)	Shares owned after global offering (full exercise of over-allotment)	
			Number of shares owned	% of shares outstanding		Number of shares owned	% of shares outstanding
LSF-TS(1)	334,715	94,917	239,798	34.26%	101,369	233,346	33.34%
LSF Tokyo Star(2)	334,710	94,916	239,794	34.26	101,366	233,344	33.33
TSB Manager, LLC(3)(4)	19,375	5,494	13,881	1.98	5,494	13,881	1.98
Robert M. Berardy(3)	7,000	1,985	5,015	0.72	1,985	5,015	0.72
L. Todd Budge(3)	4,200	1,191	3,009	0.43	1,191	3,009	0.43
Total	700,000	198,503	501,497	71.64%	211,405	488,595	69.80%

(1) LSF-TS is selling 34,739 shares in the international offering and, including the 6,452 shares subject to the Japanese underwriters' over-allotment option, 66,630 shares in the Japanese offering.

(2) LSF Tokyo Star is selling 34,738 shares in the international offering and, including the 6,450 shares subject to the Japanese underwriters' over-allotment option, 66,628 shares in the Japanese offering.

(3) TSB Manager, LLC and Messrs. Berardy and Budge are selling their respective shares only in the Japanese offering.

(4) Trusts for which TSB Manager, LLC acts as trustee, including trusts for the benefit of Messrs. Ohashi, Irie, Terasawa, Shiina, Kinoshita and Scraire, will sell shares on a pro rata basis.

LSF-TS and LSF Tokyo Star have granted Nikko Citigroup Limited, as the representative of the Japanese underwriters, an option to purchase up to an aggregate of 12,902 additional shares solely to cover over-allotments, if any. In any sales pursuant to a partial exercise of the over-allotment option, LSF-TS and LSF Tokyo Star will sell an amount of shares proportional to the amount they have agreed to sell pursuant to a full exercise of the over-allotment option.

In connection with the global offering, the selling shareholders have agreed to restrictions on the issuance and sale of shares of our common stock, subject to certain exceptions, for a period from the date of this offering memorandum to the date 180 days after the listing date. See "Offering and Sale—Lock-up Agreements".

Related Party Transactions

Since our inception, we have entered into a number of transactions, including the sale or purchase of assets and the extension of credit, with entities affiliated with Lone Star. All asset sales and purchases and extensions of credit to or with these entities have been made in the ordinary course of business on substantially the same terms, including purchase price, interest rates and collateral, as those prevailing at the time in comparable transactions with other parties.

We have a Transaction Oversight Committee that consists of all of our non-executive Directors (other than any non-executive Director who is, or has been in the past, affiliated with Lone Star). This committee reviews our independence from the relevant party in any transaction with Lone Star or any of its affiliates. The Transaction Oversight Committee must confirm the arm's length nature of any transaction with any of LSF-TS, LSF Tokyo Star, Lone Star Global Holdings, Ltd., an entity owned by Lone Star and that, indirectly, owns LSF-TS and LSF Tokyo Star, or any of their respective direct and indirect subsidiaries and certain other entities in which they have a direct or indirect equity interest. We also have in place a general policy under which any other transactions with Lone Star or any of its affiliates are reviewed by the Transaction Oversight Committee. In addition, the arm's length nature of complex transactions with entities affiliated with Lone Star is often confirmed by the opinion of an independent professional advisor.

Since our inception, we have entered into 37 asset sale or purchase or other kinds of investment arrangements with affiliates of Lone Star or entities in which a Lone Star-affiliated entity has had an economic interest, with values of transaction ranging from ¥52 million to ¥60,472 million. In addition, we have extended five loans to entities affiliated with Lone Star in amounts ranging from ¥290 million to ¥10,000 million. We have also entered into a swap arrangement to transfer the risks and returns associated with certain problem claims to, and receive a percentage of the outstanding balance of those loans from, a Lone Star affiliate, which was terminated in March 2003, and mutual customer referral arrangements with entities affiliated with Lone Star.

As of March 31, 2005, we had one loan outstanding to an affiliate of Lone Star with a principal amount of ¥4,205 million. This loan was repaid in August 2005. In August 2005, we extended a loan with a principal amount of ¥18,000 million to another affiliate of Lone Star. This loan has a maturity date of March 2006.

THE JAPANESE BANKING INDUSTRY

Types of Financial Institutions

Private banking institutions in Japan are normally classified into four categories:

- ordinary banks, of which there were 120 as of April 2005 (not including foreign commercial banks with banking operations in Japan), including Tokyo Star Bank;
- long-term credit banks, of which there was one as of April 2005;
- new types of banks, such as Internet banks that do not have physical premises and operate their banking business only through the Internet or banks owned by business corporations in other areas, of which there were eight as of April 2005; and
- trust banks, of which there were 25 as of April 2005, including Japanese subsidiaries of foreign financial institutions and subsidiaries of Japanese financial institutions.

Ordinary banks include city banks and regional banks (including member banks of the second association of regional banks that were formerly counted among the mutual loan and savings (*sogo*) banks). In general, the operations of ordinary banks correspond to commercial banking operations in the United States. City banks and regional banks are distinguished on the basis of the size, scope and geographic reach of their operations.

The city banks generally are considered to be the largest and most influential group of banks in Japan. Generally, these banks are based in large cities, such as Tokyo, Osaka and Nagoya, and operate domestically on a nationwide scale through networks of branch offices. City banks have strong links with large corporate clients, including the major industrial companies in Japan. In light of deregulation and other competitive factors, however, many of these banks have placed increasing emphasis on other markets, including small and medium-sized enterprises, retail banking, international operations and, more recently, investment banking and related services.

With some exceptions, regional banks tend to be much smaller in terms of total assets than city banks. Each of the regional banks is based in one of the prefectures in Japan, but some extend their operations into neighboring prefectures as the ability of regional banks to expand their operations within Japan is not restricted by law. Their clients are mostly regional enterprises and local public utilities, although the regional banks also lend to large corporations.

Long-term credit banks primarily raise funds through the issuance of debentures and lend funds to Japanese companies in the form of long-term loans. New types of banks started to appear in Japan in 2001 in line with the easing of regulation in the financial sector and the development of new information technologies. Sony Bank Inc. was established by Sony Financial Holdings Inc. along with Sumitomo Mitsui Banking Corporation and JP Morgan and started its operation in 2001. IY Bank Co., Ltd., which is backed by Ito Yokado Co., Ltd., also launched its business in 2001. The Banking Law was amended in 2002 in response to these movements, which amendment clarified the way business corporations from other industries could enter into the banking business and established rules applicable to major shareholders of banks. Trust banks engage in similar lending activities, raising their funds mainly through selling beneficiary certificates.

In addition to ordinary banks, long-term credit banks and trust banks, certain other private financial institutions in Japan, including credit associations and credit unions, engage in making loans to small businesses and individuals.

A number of government financial institutions have been organized in order to supplement the activities of the private banking institutions. These corporations are wholly owned by the government and operate under its supervision through senior officials appointed by the government. Their funds are provided mainly from government sources. Among them are: The Development Bank of Japan, the purpose of which is to contribute to the economic development of Japan by extending long-term loans, mainly to basic industry; The Japan Bank for International Cooperation, the purpose of which is to supplement and encourage the private financing of exports and overseas investments; and the Japan Finance Corporation for Small Business, The Government Housing Loan Corporation and Agriculture, Forestry and Fisheries Finance Corporation of Japan, the purpose of each of which is to supplement private financing in its respective fields of activity.

Foreign banks operating banking businesses in Japan are subject to a statutory framework similar to the regulations applicable to Japanese domestic banks. Their principal sources of funds come from their overseas head offices or other branches.

Historical Development of the Japanese Banking System

Until substantial deregulation of the banking sector in the 1990s, the different types of Japanese banks played clearly defined roles. Since regulation limited the deposit-taking activities of long-term credit banks, they raised funds primarily through the issuance of debentures with one- to five-year maturities. Most other financial institutions did not become eligible to issue non-convertible corporate debt securities until 1999. An overview of the deregulation of Japan's financial services sector is provided under "Supervision and Regulation".

During Japan's long post-war economic expansion, long-term credit banks played a large role in raising capital for capital investment by Japanese manufacturers. By the 1980s, however, the profitability of many of these borrowers led to a decreased demand for bank financing from traditional customers. Real estate-related lending during Japan's bubble economy period in the 1980s became a large part of the lending activities of long-term credit banks.

Continuing Challenges to Japanese Financial Institutions

Problem claims resulting from declining prices for real estate and other assets and weak corporate results have plagued the Japanese banking sector for much of the last ten years. A number of government measures were implemented to promote financial system stability, although persistent weakness in the Japanese economy nonetheless occasioned several crises in the banking industry. Significant events have included:

- the 1996 liquidation of housing loan companies known as *jusen* as part of a government-sponsored restructuring. In connection with the restructuring, other Japanese financial institutions waived repayment of approximately ¥5.2 trillion of outstanding loans to the *jusen* and made further contributions of ¥1.9 trillion to a fund to support the institution that assumed management of the *jusen* assets;
- the enactment of law and promulgation of regulations in 1998 under which financial institutions were required to establish self-assessment and prompt corrective action systems to improve disclosure of problem claims, as described under "Supervision and Regulation" below;
- the failure and temporary nationalization of The Long-Term Credit Bank of Japan, Limited and The Nippon Credit Bank of Japan, Ltd. in 1998;
- in March 1999, a number of major Japanese banks applied for an injection of ¥7.5 trillion in public funds pursuant to a government program implemented to strengthen financial institutions;
- amid consolidation of Japan's largest banks into the current big four banking groups, most Japanese banks recorded record losses in the year ended March 31, 2002 in the wake of special inspections by the FSA which resulted in the classification of major borrowers in the caution and substandard categories;
- the Law Concerning Restriction on Shareholdings by Banks, which became effective on January 4, 2002, requires Japanese banks (including bank holding companies) and their subsidiaries to limit the aggregate market value (excluding unrealized gains, if any) of their holdings in equity securities to an amount equal to 100% of their Tier I capital from September 30, 2006 in order to reduce exposure to stock price fluctuations. Treasury stock, shares issued by subsidiaries or private companies, as well as shares acquired through debt-for-equity swaps in restructurings, are excluded from this limitation;
- in late 2002, the FSA announced its program for financial reform, which included measures and proposals such as:
  - requiring the use of discounted cash flow methodology in providing reserves for major substandard borrowers;
  - harmonizing the loan classifications of major borrowers; and
  - studying the appropriateness of the inclusion of the full amount of Japanese banks' deferred tax assets in calculating BIS capital ratios;
- in July 2003, the FSA undertook a ¥1.96 trillion recapitalization of Resona Bank, Limited, Japan's fifth largest banking group, that made the government the majority owner;
- on November 29, 2003, the Japanese government announced its decision to take control of The Ashikaga Bank, Ltd., or Ashikaga Bank, a large regional bank with approximately ¥5 trillion in assets. The semiannual financial statements of Ashikaga Bank as of September 30, 2003 indicated that Ashikaga Bank was effectively insolvent, as its liabilities exceeded its assets due to, among other

reasons, the recognition of no deferred tax assets. Accordingly, the DIC acquired all of Ashikaga Bank's stock on December 1, 2003 in accordance with the Deposit Insurance Law; and

- in the year ended March 31, 2004, the UFJ Group failed for a second year to meet profit goals set forth in the revitalization plan it was required to prepare as a recipient of public funds. The failure to do so largely stemmed from its recognition of substantial additional credit-related expenses as a result of inspections conducted by the FSA on the classification of large borrowers. In the course of those inspections, the FSA concluded that members of UFJ Group's management had taken actions that amounted to evasions of inspection. Following these events, the UFJ Group was the subject of additional business improvement administrative actions by the FSA in June 2004 that led to the resignation of the top management of UFJ Holdings, Inc., UFJ Bank Limited and UFJ Trust Bank Limited. The administrative order also directed the UFJ Group to address serious deficiencies in its internal control framework. Subsequently, in October 2004, the FSA filed criminal indictments against UFJ Bank Limited and former members of its management. At the same time, the FSA ordered the suspension of loan origination to new customers by UFJ Bank Limited's Tokyo corporate office and Osaka corporate office for the period from October 18, 2004 to April 17, 2005. These and other considerations led UFJ Holdings, Inc. to announce plans to merge with the Mitsubishi Tokyo Financial Group in October 2005. This merger was approved by shareholders of UFJ Holdings, Inc. and Mitsubishi Tokyo Financial Group, Inc. in June 2005. The merger became effective on October 1, 2005, when the two holding companies combined to form Mitsubishi UFJ Financial Group, Inc., while the merger of the two bank operating companies will become effective as of January 1, 2006.

The FSA's Program for Financial Revival, announced on October 30, 2002, also required a number of Japan's largest banks to reduce by about half their existing ratio of problem claims to total claims by March 31, 2005. Most of them have met this objective, although in seeking to do so they have recorded significant credit costs, have sought public assistance to maintain their capital adequacy ratios and, as described above, in two cases have been nationalized or have sought to merge with a competitor.

Postal Savings System

Another distinctive element of the Japanese banking system is the role of the postal savings system. Postal savings deposits are gathered through the network of post offices located throughout Japan. The system offers a variety of types of deposits, at interest rates that are set by Japan Post, based on principles approved by the Minister for Public Management, Home Affairs, Posts and Telecommunications, taking into consideration the interest levels of Japanese government bonds as well as the market-based interest rates of private financial institutions. The funds in the postal savings system are used to finance various government activities and investments in the public sector. In April 2003, the Japanese government transferred the Postal Services Agency's mail delivery, postal savings and life insurance services to Japan Post, a government-owned public corporation. As of December 2004, the balance of deposits with the postal savings system was approximately ¥219 trillion, representing a significant portion of all household deposits in Japan.

On September 10, 2004, the "Basic Policy on the Privatization of the Postal Services" was approved at a meeting of the Japanese Cabinet. This Basic Policy, which is based on the principles of revitalization, consistency, convenience, resource utilization and consideration, outlines a plan for Japan Post to be privatized in 2007, with full privatization to be completed after a transitional period. The Basic Policy calls for each of the four functions of postal services—over-the-counter services, postal services, postal savings and postal life insurance—to be independently administered by separate companies established under one holding company.

On October 14, 2005, Japan's Diet adopted legislation to transform Japan Post into a public corporation in 2007, with privatization to be completed after a ten-year transitional period.

SUPERVISION AND REGULATION

Tokyo Star Bank is extensively regulated under Japanese banking laws. The principal source of regulation is the Banking Law, to which Tokyo Star Bank is subject as an ordinary bank. While the Prime Minister has authority to supervise ordinary banks in Japan under the Banking Law, the Prime Minister generally delegates supervisory control to the Commissioner of the FSA. The Bank of Japan also has supervisory authority over banks based primarily on its contractual agreements and transactions with them. In order to be licensed by the Prime Minister as an ordinary bank under the Banking Law, an ordinary bank must be a joint stock company with limited liability and have paid-in capital of ¥2 billion or more.

General

Under the Banking Law, the Prime Minister's authority over ordinary banks extends to other areas, including:

- the power to approve or reject:
  - reductions in capital;
  - the establishment or closure of overseas offices; and
  - mergers, corporate splits, transfers or assumptions of all or part of a business, dissolutions and discontinuations of business;
- receipt of notifications of the establishment or closure of domestic offices;
- the power to order the removal of directors for violations of laws or regulations, or for acts contrary to public policy;
- the power to require banks to submit business reports or materials, if deemed necessary to maintain sound and appropriate operations; and
- the power to require banks to hold specified property within Japan, if deemed necessary for a public purpose, such as the protection of depositors.

Under the prompt corrective action system based on the Banking Law, the FSA, acting on behalf of the Prime Minister, may take a number of corrective actions in the event that a financial institution's capital condition has deteriorated. These actions include:

- requiring a financial institution to formulate and implement reform measures;
- issuing an order suspending all or part of its business operations; and
- reducing its assets, restricting increases in the amount of its assets, or requiring it to take other specific actions.

Additionally, under the prompt warning system introduced on December 10, 2002, based on the Law Concerning Emergency Measures for Early Stabilization of Financial Functions and the Financial Revitalization Law, the FSA may take precautionary measures to maintain and promote the sound operations of financial institutions even before those financial institutions become subject to the prompt corrective action system. These measures require a financial institution to improve:

- profitability, if deemed necessary to do so based upon a fundamental profit index;
- stability, if deemed necessary to improve management of market and other risks based upon the effect of securities price fluctuations and other fluctuations; and
- cash flow, if deemed necessary to improve management of liquidity risks based upon deposit trends and level of liquidity reserves.

The Bank of Japan

The Bank of Japan is the central bank of Japan and serves as the primary instrument for the execution of Japan's monetary policy. The principal measures by which the Bank of Japan implements monetary policy are the adjustment of its discount rate, its operations in the open market and the imposition of deposit reserve requirements. All banks in Japan rely upon obtaining borrowings from, and rediscounting bills with, the Bank of Japan. Moreover, most banks in Japan maintain current accounts under agreements with the Bank of Japan pursuant to which the Bank of Japan is entitled to examine and monitor the banks. The supervisory functions of the Bank of Japan are intended to enable it to execute monetary policy effectively, whereas the supervisory practices of the Prime Minister or the Commissioner of the FSA are intended to maintain the sound operation of banks and promote the security of depositors. The law establishing the Bank of Japan was amended effective April 1, 1998 to give the Bank of Japan greater independence with respect to, among other things, the setting of interest rates, additional power to aid financial institutions with liquidity problems, and a clearer statutory basis for examining banks.

Examination of Ordinary Banks

The Banking Law authorizes the Prime Minister to inspect ordinary banks in Japan at any time. The inspections are conducted by officials of the FSA and cover such matters as business management, asset quality and risk management. The FSA normally conducts inspections on a regular basis and follow-up reviews and special examinations from time to time as it sees fit. In addition, the Minister of Finance conducts examinations of banks in relation to foreign exchange transactions under the Foreign Exchange and Foreign Trade Law.

The Bank of Japan also conducts examinations of correspondent banks similar to those undertaken by the FSA pursuant to the terms of contracts it has entered into with such banks. The examinations involve such matters as examining business operations, asset quality, risk management and reliability of operations.

In addition, the Securities and Exchange Surveillance Commission examines banks in connection with their monitoring customers' broker registrations under the Securities and Exchange Law of Japan, as amended, or Securities and Exchange Law.

Each of these examinations is normally conducted once every few years.

Scope of Activities of Ordinary Banks

Liberalization of the Financial Services Industry

As a result of the gradual deregulation of the Japanese financial industry that commenced in the 1990s, banks and their securities and trust banking subsidiaries may engage in a broad variety of financial services activities from which they were previously excluded. Among other activities, banks may now:

- through a securities subsidiary, engage in a range of securities dealing activities. For example, the subsidiary may act as lead manager for an offering of corporate bonds in which its bank parent is acting as the trustee. A bank and its securities subsidiary may also engage in certain activities jointly, such as visiting customers and, subject to various limitations, marketing its products and using the same offices;
- through a trust banking subsidiary, engage in all aspects of the "monetary assets held in trust" business other than pension trusts and some jointly operated, designated money trusts, and undertake almost all aspects of the trust business except for real estate brokerage, estate administration and certain other businesses;
- sell beneficiary certificates issued by securities investment trusts as well as securities of investment companies;
- offer various types of insurance products;
- underwrite and deal in Japanese government bonds, Japanese local government bonds and Japanese government guaranteed bonds; and
- engage in over-the-counter securities derivatives transactions.

Due to recent amendments to the Securities and Exchange Law, effective December 1, 2004, banks, including Tokyo Star Bank, are able to engage in securities intermediary businesses (*shoken-chukaigyo*) if they are registered to do so. Under the law, securities intermediary businesses conduct any of the activities set forth below performed on behalf of a securities company, a foreign securities company or a registered financial institution, including a bank:

- acting as an intermediary in the sale and purchase of securities;
- acting as an intermediary for an intermediary, broker, or agent in placing an order for (i) the sale, purchase or trade of a future or an option in an exchange market or (ii) the sale, purchase or trade of a future in a foreign securities market; and
- handling a public offering, public sale or private placement of a security.

Due to these reforms, registered banks may now solicit customers to buy or sell stock or corporate debentures on behalf of a securities company, a foreign securities company or a registered financial institution, including another bank.

Deposit Insurance System

In 1971, the Deposit Insurance Law was enacted in order to protect depositors in cases where financial institutions fail to meet their obligations. The DIC, which was established to implement the Deposit Insurance Law, was reformed as part of the Japanese government's plan to liquidate housing loan corporations in accordance with legislation enacted in June 1996. The DIC is supervised by the Commissioner of the FSA, acting for the Prime Minister and the Minister of Finance.

Since April 1, 2002, the DIC has received annual insurance premiums from insured banks, equivalent to 0.094% of ordinary, current and special deposits they hold, as well as 0.080% of other deposits, to cover the costs of reorganization of insolvent institutions. These insurance premiums may be paid out in the event of a suspension of repayments of deposits, a banking license revocation or a dissolution or bankruptcy of a bank, up to a maximum of ¥10 million per depositor. Under an amendment of the Deposit Insurance Law that became effective on April 1, 2003, the DIC covers the full amount of losses by depositors with respect to ordinary, current and special deposits until March 31, 2005. After that date, full coverage will be provided only to "payment and settlement deposits" that bear no interest, are payable on demand and are used for payment settlement.

As of September 2005, the DIC is authorized, subject to the approval of the Prime Minister and the Minister of Finance, to borrow from the Bank of Japan, private financial institutions or other institutions, or to issue DIC bonds, up to ¥20.6 trillion for its "general account", mainly for the purpose of making required payments to beneficiaries of the DIC system, which includes insured depositors and holders of insured debentures. Borrowings by and bonds of the DIC are guaranteed by the Japanese government up to an amount approved by resolution of the Diet. The general account also includes assets and liabilities that used to be part of a separate "special business account" that raised funds by borrowing from the Bank of Japan, private financial institutions or other institutions, as well as by issuing bonds, to provide special financial assistance to financial institutions that failed during fiscal years 1996 through 2001.

Due to Ashikaga Bank's weak financial condition, the DIC acquired all of Ashikaga Bank's stock on December 1, 2003. At the discretion of the Prime Minister and the Minister of Finance, this financial assistance may be funded by mandatory financial contributions to the DIC from specified public financial institutions, which could include Tokyo Star Bank, and in part by government funds (to the extent permitted in the government's fiscal budget) paid to the DIC if the financial institutions' contributions are insufficient. The amounts of these mandatory contributions from financial institutions would be calculated at a contribution rate determined by the Prime Minister and the Minister of Finance, taking into account the DIC's need for such contributions and the financial condition of relevant financial institutions.

City banks, regional banks, long-term credit banks, trust banks, credit associations and cooperatives, labor banks and other financial institutions are required to participate in the deposit insurance system.

In addition, in April 2005, limits on deposit protection by the Deposit Insurance System for ordinary deposits were introduced. Coverage of deposit protection under the Deposit Insurance System is as follows:

- Current deposits and other payment/settlement deposits paying no interest will be protected in full.
- With respect to deposits other than the above, for each depositor at each financial institution, principal in the amount of no more than ¥10 million and interest will be protected. The portion in excess of that amount that is subject to protection will be paid based on the asset status of the failed financial institution. As a result, a portion of the amount may not be protected.

Credit Limits and Reserves

The Banking Law restricts the aggregate amount of loans to any single customer for the purposes of avoiding excessive concentration of credit risk. The aggregate amount of lending, which for this purpose includes equity investments, guarantees or other extensions of credit, by a bank (or a bank together with its subsidiaries and affiliates), with some exceptions, may not exceed 25% of the total qualifying capital of the bank (or a bank together with its subsidiaries and affiliates) with respect to a single customer and 40% of total qualifying capital of the bank (or the bank together with its subsidiaries and affiliates) with respect to a customer group.

Sales of Financial Products

As a result of the deregulation of the financial services industry, more financial products, including highly structured and complicated ones, can now be more freely marketed to retail customers. In response to this development, the Law of Sales of Financial Products, which became effective in April 2001, introduced measures to protect consumers by requiring financial service providers to provide customers with information concerning the risks for loss of principal associated with the financial products they offer and any restrictions on the period for exercising rights or the period for rescission, unless the customers are financial service providers or have waived their right to receive such explanations. The law also holds financial service providers liable for damages caused by a failure to follow those requirements, and establishes a rebuttable presumption that the amount of damages is the amount of principal lost. Additionally, the law requires financial service providers to endeavor to solicit customers in an appropriate manner. In particular, financial service providers must formulate and publicize a solicitation policy that deals with, among other things:

- how they take into consideration the knowledge, investment experience and asset conditions of customers when soliciting;
- the methods for soliciting and the time of day during which they solicit; and
- other matters necessary to ensure appropriate soliciting.

Financial service providers that fail to formulate or publicize a solicitation policy will be subject to administrative fines.

Governmental Measures to Treat Troubled Institutions and Address Problem Claims

The Law Concerning Emergency Measures for Early Stabilization of Financial Functions and The Financial Revitalization Law

The Law Concerning Emergency Measures for Early Stabilization of Financial Functions requires banks to conduct self-assessments of their loans and other assets (including negotiable securities) in line with guidelines promulgated by the FSA and make appropriate provisions or reserves based on these assessments. As a result of these assessments, banks are classified by the Prime Minister into categories on the basis of their capital adequacy ratios measured by international or domestic standards. Those banks falling in the lowest category (less than 2% but not less than 0% measured by international standards or less than 1% but not less than 0% measured by Japanese domestic standards) may at the discretion of the Prime Minister be ordered to enhance their capital, substantially reduce their operations, merge or discontinue their banking business.

Under the law, a framework was established under which banks could, but were not required to, apply for capital injections of public funds prior to March 31, 2001. Such financial assistance was given to the applying bank by way of, among other things, subscription by the RCC (prior to March 31, 1999, by the Resolution and Collection Bank) of capital stock or subordinated debt issued by such bank, subject to the authorization of the Prime Minister. Conditions were specified for authorization of these applications, which depended on factors such as the capital adequacy classification of the applicant bank. More stringent conditions were placed on institutions classified in the lower categories.

These conditions included the preparation by the applicant of a revitalization plan in relation to its management, finances and other activities. Banks that received government funds under this framework are required to report to the Prime Minister regarding their progress in meeting the targets set by the revitalization plan and, if they underperform those targets, such banks may be required to report to the FSA regarding reasonable measures to remedy the underperformance.

If a bank materially fails to meet the operating targets set in its revitalization plan, the Commissioner of the FSA can require it to report on alternative measures to achieve the targets, and also issue a business improvement order requiring it to submit a business improvement plan that indicates concrete measures for achieving such targets.

The Financial Revitalization Law was also enacted at the same time as the Law Concerning Emergency Measures for Early Stabilization of Financial Functions for the purpose of stabilizing and restructuring financial institutions. The law provided for emergency measures such as the temporary nationalization of banks (as described below) and the establishment of plans to purchase assets from financial institutions with the intention of maintaining financial credibility and protection of depositors.

The Deposit Insurance Law

The Deposit Insurance Law was amended effective April 1, 2001, to create a permanent system for resolving failed financial institutions. This system superceded the framework for injecting public funds into financial institutions provided under the Financial Revitalization Law, except for banks that applied for funds before March 31, 2001, as well as the framework for treating failed financial institutions set forth in the Financial Revitalization Law.

Under the Deposit Insurance Law, a Financial Reorganization Administrator will be appointed by the Prime Minister if:

- a bank is unable to fully perform its obligations with its assets or may suspend or has suspended repayment of deposits; and
- the management of the bank is wholly inappropriate or the bank's closure (without transferring its business to, or merging with, another financial institution or other measures set forth in the law) will have a material adverse impact on financial activities in certain regions and sectors.

If appointed, the Financial Reorganization Administrator will take control of the assets of the bank, dispose of the assets and search for another institution willing to take over its business. The relevant bank's business may also be transferred to a "bridge bank" established by the DIC for the purpose of the temporary maintenance and continuation of operations of these types of institutions, and the bridge bank will seek to transfer the bank's assets to another financial institution or dissolve the bank.

In order to facilitate and encourage a financial institution to succeed to a failed business, financial aid may be provided by the DIC to the successor financial institution. The financial aid may take the form of a monetary grant, loan or deposit of funds, purchase of assets, guarantee or assumption of debts, subscription of preferred stock, or loss sharing. Additional financial aid can be provided by the DIC if necessary in response to applications from the successor financial institution. When the successor financial institution asks the DIC to subscribe for preferred stock or other instruments, it needs to submit to the DIC a plan to ensure the financial health of the institution.

Where it is anticipated that the failure of a bank may cause an extremely grave problem in maintaining the order of financial functions in Japan or the area where such bank is operating, the following measures may be taken:

- the DIC may subscribe to the shares or other instruments of the relevant bank in order to enhance the capital adequacy of the bank and the bank must submit a restructuring plan to the Prime Minister;
- if such bank fails to pay any deposit when due or suffers a capital deficit, financial aid is available for such bank to cover the total amount to be paid by such bank; and
- if such bank fails to pay any deposit when due and suffers a capital deficit, the Prime Minister will commence Special Crisis Administrative Proceedings against such bank.

The DIC has a responsibility to make available the funds necessary to implement the measures above by establishing a "crisis response account" and may, subject to the approval of the Prime Minister and the Minister of Finance, borrow up to ¥18.6 trillion from the Bank of Japan, private financial institutions or other institutions or issue DIC bonds in order to do so for the year ending March 31, 2006.

The Japanese government proclaimed in its "Program for Financial Revival" released in October 2002 that the injection of public funds under the Deposit Insurance Law and the provision of liquidity through special loans by the Bank of Japan promptly be implemented as needed in order to resolve the banking sector's problem claim problems by the year ended March 31, 2005. Discussions by the Financial System Council concerning the necessity of a new public funds system and other relevant issues culminated in the July 2003 release of a "Report of the Second Sub-Committee Regarding the Use of Public Funds for Financial Institutions," in which the council articulated a proposed framework for the introduction of a new scheme to inject capital into banks using public funds.

Under the Deposit Insurance Law, the DIC is empowered to establish, manage and fund bridge banks. The DIC is also empowered to instruct the RCC to purchase assets from failed banks and to manage or dispose of such assets. The DIC provides loans and guarantees to the RCC to finance such acquisitions and management by the RCC and compensates the RCC for losses incurred in connection with these activities. As of September 2005, for the above business, the DIC is authorized, subject to the approval of the Prime Minister and the Minister of Finance, to borrow up to ¥20.6 trillion from the Bank of Japan or other financial institutions, or to issue DIC bonds, for the "general account," which borrowing and bonds are guaranteed by the Japanese government.

Under the Financial Revitalization Law, the DIC was empowered to designate the RCC to purchase assets from failed as well as sound financial institutions that applied for purchases prior to March 31, 2001. Under an amendment of that law that became effective as of June 27, 2001, this period was extended solely with respect to sound financial institutions to March 31, 2004. The DIC established a "financial revitalization account" and may, subject to the approval of the Prime Minister, borrow up to ¥16.3 trillion from the Bank of Japan, private financial institutions or other institutions or issue DIC bonds to carry out these purchases for the year ending March 31, 2006. Under the amended Financial Revitalization Law, which became effective on January 11, 2002, the RCC has been given new powers to assist in the speedy resolution of Japanese banks' problem claim problems by purchasing assets from sound financial institutions at market prices set through a public bidding process or by private negotiation with a disposing bank.

The Industrial Revitalization Corporation Law

Pursuant to the Industrial Revitalization Corporation Law, the DIC established the Industrial Revitalization Corporation Japan, or IRCJ, in April 2003. Japanese banking corporations, including us, voluntarily invested an aggregate of ¥50 billion to capitalize the IRCJ. Our contribution amount was ¥13 million.

The IRCJ's mandate is to identify substandard obligors that are good candidates for revitalization. Once a company is selected for support, the IRCJ will acquire its outstanding loans from lenders and, typically with one or more private sector sponsors, support the company's restructuring in order to recover its investments within three years. The IRCJ is initially expected to operate for approximately five years. In the case of a deficit at the end of that period, the Japanese government is expected to support the IRCJ.

Capital Adequacy

In 1988, the Basel Committee on Banking Supervision Practices of the Bank for International Settlements, comprised of representatives of the G-10 countries and Luxembourg, issued a statement containing its agreement on a framework for measuring the capital adequacy of international banking organizations. The Bank for International Settlements Statement, which was endorsed by the G-10 Central Bank Governors, also established a risk asset ratio as the principal measure of capital adequacy. This ratio compares a bank's capital base, which is divided into two tiers, to its assets and off-balance sheet exposures weighted according to broad categories of relative credit risk.

The Bank for International Settlements Statement sets minimum international risk asset ratios, but national banking regulators are permitted to set further ratios.

The capital adequacy guidelines applicable to Japanese banks with international operations supervised by the FSA closely follow the risk-adjusted approach proposed by the Bank for International Settlements and are intended to strengthen further the soundness and stability of Japanese banks. Under the risk-based capital framework of these guidelines, balance sheet assets and off-balance sheet exposures are assessed according to broad categories of relative risk, based primarily on the credit risk of the counterparty, country transfer risk and the risk regarding the category of transactions. Five categories of risk weights (0%, 10%, 20%, 50% and 100%) are applied to the different types of balance sheet assets. Off-balance exposures are taken into account by applying different categories of "credit conversion factors" to arrive at credit-equivalent amounts, which are then weighted in the same manner as balance sheet assets involving similar counterparties (except that the maximum risk weight is 50% for exposures relating to derivatives, such as foreign exchange and interest rate swap or option contracts).

With regard to capital, these guidelines are in accordance with the standards of the Bank for International Settlements for a target minimum standard risk-adjusted capital ratio of 8.0% (at least half of which must consist of Core Capital (Tier I), or a risk-adjusted Core Capital ratio of 4.0%) on both a consolidated and non-consolidated basis for banks with international operations. These guidelines place considerable emphasis on tangible common shareholders' equity as the core element of the capital base, with appropriate recognition of other components of capital.

Capital is classified into three tiers, referred to as Core Capital (Tier I), Supplementary Capital (Tier II) and Junior Supplementary Capital (Tier III). Core Capital generally consists of shareholders' equity less any recorded goodwill and consolidation adjustment accounts. Supplementary Capital generally consists of general reserves for loan losses, subject to a limit of 1.25% of total risk-adjusted assets and off-balance sheet exposures, 45% of each of the gains on valuation of certain securities classified as "other securities" under the Japanese accounting rules and of the unrealized appreciation in the value of land, the balance of subordinated perpetual debt, and the balance of subordinated term debt with an original maturity of over five years and preferred term shares up to 50% of Core Capital. Supplementary Capital may be included in a bank's capital base up to the amount equivalent to Core Capital (less Junior Supplementary Capital (as defined below) in the case where market risk is included in the capital ratio calculation). "Junior Supplementary Capital" consists of the balance of subordinated term debt with an original maturity of at least two years. Junior Supplementary Capital may be counted, subject to certain conditions, according to the amount of market risk or the amount of Core Capital.

Japanese banks with only domestic operations are subject to Japanese capital adequacy requirements that are similar to those discussed above, except that those banks are required to have a minimum risk-adjusted capital ratio of 4.0%, at least half of which must consist of Tier I capital, and Tier III capital is not included in the calculation of the capital adequacy ratio. As Tokyo Star Bank has no international banking operations, it is subject to this lower capital ratio requirement. The methods of calculating the ratios are similar to those used for banks with international banking operations.

Effective January 1998, banks are required to measure and apply capital charges with respect to their market risks in addition to their credit risks. Market risk is defined as the risk of losses in on- and off-balance sheet positions arising from movements in market prices. The risks subject to this requirement are:

- the risks pertaining to interest rate related instruments and equities in the trading account; and
- foreign exchange risk and commodities risk throughout the bank.

The provisions of the Banking Law and the Ministry of Finance/FSA notice concerning the criteria for maintenance of capital ratios were amended by the Financial System Reform Act effective December 1, 1998. The amended notice requires that the capital ratio of a bank with international operations be 8% or more on both a consolidated basis and a non-consolidated basis and that the capital ratio of a bank with no international operations be 4% or more on both a consolidated and non-consolidated basis. The amended notice made it clear that redeemable preferred shares issued by a foreign special purpose company which satisfies certain conditions designated in the notice qualify as core capital under certain restrictions.

Revisions are under discussion to the risk-adjusted capital guidelines promulgated by the Basel Committee. New guidelines are expected to be implemented in 2006. In October 2004, the FSA proposed new capital adequacy guidelines based on the proposed amendment of the Basel Committee guidelines. Final FSA guidelines are expected to be implemented by March 31, 2007.

Prompt Corrective Action and Improvement Plan

Pursuant to legislation enacted in June 1996, the prompt corrective action system was introduced as of April 1, 1998. Under such banking laws and regulations issued thereunder, the Prime Minister may, depending upon the extent of capital deterioration of a financial institution, take certain corrective action such as requiring a financial institution to formulate and implement reform measures, requiring it to suspend all or part of its business operations, reducing its assets, restricting increases in the amount of its assets or requiring it to take other specific actions. The prompt corrective action system also requires financial institutions to establish an "improvement plan" program. Financial institutions, including Tokyo Star Bank, are required to analyze their assets giving due consideration to accounting principles and other applicable rules and to classify their assets into various categories taking into account the likelihood of repayment and the risk of impairment to the value of the assets. These classifications will determine whether an addition to or reduction in reserves or write-offs is necessary.

Based on this legislation, the JICPA issued guidelines for the accounting practice for Japanese banks effective the year ended March 31, 1998. Pursuant to these guidelines, banks are required to classify substantially all of their claims by reference to the relevant obligors into five categories (normal borrowers, watch list borrowers, possibly bankrupt borrowers, substantially bankrupt borrowers, and bankrupt borrowers), based on their improvement plans.

Banks' reserves for loan losses are calculated based on the obligor categories above, as well as accounting standards issued by the Japanese Bankers Association that require the establishment of three categories of reserves: a general reserve, a specific reserve, and a reserve for loans to restructuring countries. See "—Critical Accounting Policies—Reserve for Possible Loan Losses" and "—Financial Condition—Asset Quality and Disposal of Problem Claims—Reserve for Possible Loan Losses" under "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Based on the accounting standards for banks issued by the Japanese Bankers Association, for statutory purposes a bank is required to establish three categories of reserves as follows:

- a general reserve is established to account for an amount at a specified rate of the aggregate amount of specified outstanding loans of the bank at each balance sheet date;
- a specific reserve is established for specific loans, the repayment of which is considered materially doubtful, in amounts equal to the expected loan losses of those loans; and
- a reserve for possible loan losses relating to restructuring countries, which is the reserve for loans to certain countries which fall within a classification of restructuring countries.

Financial institutions may establish the amount of reserves for their loan portfolio considered adequate by them at a balance sheet date, even if all or part of such reserves may not be tax-deductible under Japanese tax law.

The Financial Revitalization Law requires banks to classify their assets by the following four categories by reference to the nature of the relevant assets:

- non-categorized (or "normal") credit;
- substandard credit;
- doubtful credit; and
- bankruptcy and quasi-bankrupt credit.

Based on the foregoing, we have developed internal guidelines for self-assessment of our assets taking into account various factors, including the classification of our debtors (including borrowers and guarantors). See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Asset Quality and Disposal of Problem Claims".

Under the prompt corrective action system, if the capital ratio of a bank without international operations, such as Tokyo Star Bank, becomes less than 4% but not less than 2%, the FSA may require such bank to submit and implement a capital reform plan. If the capital ratio of a bank without international operations becomes less than 2%, but not less than 1%, the FSA may:

- order such bank to submit and implement a plan for improving its capital;
- prohibit or restrict the payment of dividends to shareholders or bonuses to officers;
- reduce such bank's assets or restrict the increase of its assets;
- prohibit or restrict the acceptance of deposits under terms disadvantageous compared to ordinary terms;
- reduce the business of some offices;
- eliminate some offices other than the bank's head office; or
- reduce businesses, other than the banking business, or to prohibit the expansion of such businesses.

If the capital ratio of a bank without international operations becomes less than 1% but not less than 0%, the Commissioner of the FSA may order such bank to increase its capital ratio, to reduce substantially its business, to merge or to abolish its banking business. If the capital ratio of a bank without international operations becomes less than 0%, the Commissioner of the FSA may order the bank to suspend all or part of its business.

On January 25, 1999, the Financial Reconstruction Commission announced its "Guidelines Concerning Write-offs and Reserves" with respect to problem claims required for large banks which applied for capital injections of public funds pursuant to the Law Concerning Emergency Measures for Early Stabilization of Financial Functions. Thereafter, the FSA issued a set of operating guidelines, the Financial Inspection Manual, on inspection of financial institutions including credit-risk management and the standards concerning write-offs and reserves. Although the Financial Inspection Manual itself does not have the force of law, the FSA inspection of banks is based upon such manual. As a result of such inspection, the FSA may exercise its authority over the banks.

Under amended administrative guidelines issued by the FSA effective as of December 10, 2002, a bank subject to a prompt corrective action order is required to improve its capital adequacy ratio within one year.

FSA Approval and Reporting Requirement Applicable to Principal Shareholders of Banks

Under an amendment to the Banking Law that took effect in April 2002, a shareholder is required to obtain FSA approval before acquiring an ownership interest in a bank exceeding 20% of the bank's outstanding voting rights (or 15%, if such shareholder's interest is accompanied by certain rights indicative of control or influence over the bank's affairs). In evaluating whether to grant such approval, the FSA examines the proposal and qualifications of the principal shareholder in order to determine whether:

- giving consideration to the source of funds, purpose of ownership and other matters regarding ownership by the applicant, the applicant would not adversely affect the sound and proper management of the bank;
- after assessing the asset condition (including, if the applicant is a business concern, the cash flow) of the applicant, the applicant would not adversely affect the sound and proper management of the bank; and
- in light of its personnel structure and other relevant matters, the applicant fully understands the public nature of the business operations of banks and has a satisfactory social reputation.

In addition, the Banking Law requires any person who has become a holder of more than 5% of the total voting rights of a bank to file a report with the Commissioner of the FSA within five business days. The relevant bank is also required to file such a report with the FSA. A similar report must also be made if the percentage of such holding subsequently increases or decreases by 1% or more, or if there is any change in the information included in a previously filed report.

Laws and Regulations Applicable to Our Non-Bank Business

Interest Rate Restrictions

The interest rates we charge are primarily regulated by the Acceptance of Contributions, Money Deposits and Interest Law, or the Contribution Law, the Interest Rate Restriction Law and the Moneylending Business Restriction Law. See "Risk Factors—Risks Related to the Japanese Banking Industry—We are subject to significant regulation, and adverse regulatory developments or changes in laws or government policies could have a negative impact on our results of operations".

Recent Amendments to Bankruptcy and Related Laws

In recent years, amendments to bankruptcy and related laws have been adopted. For instance, under the Law Concerning the Special Conciliation to Promote Adjustment of Certain Debts, or the Special Conciliation Law, which came into effect in February 2000, a borrower in financial difficulty may negotiate with some or all of its lenders to reschedule or revise payment obligations under the supervision of a committee consisting of a judge and court-appointed arbitrators who have specialized knowledge of law, finance and other relevant matters. In addition, the Civil Rehabilitation Law, which became effective in April 2001, introduced alternative procedures for restructuring loan repayments by individual borrowers in financial difficulty, without their having to declare personal bankruptcy under the Bankruptcy Law. Furthermore, amendments to the Bankruptcy Law that became effective in January 2005 included changes that are intended to simplify and expedite bankruptcy proceedings. These amendments may make it easier for individual borrowers in financial difficulty to seek statutory protection from creditors.

Recent Developments

FSA Program for Financial Revival

In October 2002, the FSA announced a new program for financial revival in order to restore trust in the Japanese financial system. A number of the measures and proposals were intended to stabilize the Japanese financial system as well as provide a safety net for borrowers and depositors. The FSA also stated that if a financial institution falls into financial distress, has inadequate capital to carry on its business or faces similar prospects, the FSA will immediately implement a "special support" framework in cooperation with the Bank of Japan. Under that framework, the Japanese government and the Bank of Japan will take measures necessary to prevent systemic risk, including the Japanese government's injecting public funds under the Deposit Insurance

Law and, if it is necessary to avoid the threat of financial crisis, requesting the Bank of Japan to extend emergency loans. The FSA has obtained significant powers over the management of a financial institution that receives special support, including the ability:

- to appoint inspectors to attend Board of Directors meetings and management committee meetings;
- to strongly urge management to clarify its responsibility for the financial institution's difficulties;
- to require such institution to divide its loan accounts into a "new account" and a "revival account" for the purposes of proper management of its assets; and
- to review business plans submitted by supported institutions.

The Task Force on Financial Issues, established within the FSA on December 27, 2002, advised the Minister of the Financial Services Agency as to whether FSA plans were appropriate and also advised the FSA on appropriate actions in cases where a financial institution was expected to remain unprofitable even after adopting management reforms. The Task Force on Financial Issues concluded its mission and was dissolved on May 25, 2005.

In addition, the FSA reviewed whether a new legislative framework should be established to allow the Japanese government to invest new public funds into a financial institution, in order to maintain the stability of the Japanese financial system.

The program also seeks to ensure that small and medium-sized enterprises continue to have access to adequate financing by supporting measures to broaden the variety of means through which small and medium-sized enterprises can obtain funding, as well as monitoring banks to ensure that they do not unjustifiably deny or reduce funding to small and medium-sized enterprises.

In addition to promoting the stability of the financial system and revitalizing borrowers, a third pillar of the program was a series of measures and proposals to reform Japanese banking regulation by mandating more stringent assessment of the value of loans, enhancing banks' capital bases and strengthening their corporate governance.

Financial Function Reinforcement Law

In June 2004, the Law Concerning Special Measures for Reinforcement of Financial Function, or Financial Function Reinforcement Law, was enacted under the FSA Program for Financial Revival. The law became effective in August 2004. The Financial Function Reinforcement Law has created a new public funds system that enables the government to make capital contributions to assist financial institutions, including banks, in promoting further realignment of the local financial sector, thereby reinforcing financial functions.

The purpose of this new public funds system is to create a time-limit system that allows the government to provide public support to reinforce local financial functions, and the system is expected to contribute to the revitalization of local economies and the stability and reinforcement of the financial system. This new law can be summarized as follows.

- Financial institutions can request the DIC until the end of March 2008 to subscribe for their shares (generally non-voting preferred shares, but in certain cases, common shares) or subordinated corporate bonds, or to grant subordinated loans with the aim of securing the institution's capital adequacy. Financial institutions that are subsidiaries of holding companies of financial institutions can procure capital contributions from the DIC indirectly through those holding companies.
- A financial institution directly or indirectly requesting the DIC to subscribe for its shares or subordinated corporate bonds, or to grant subordinated loans must submit a management reinforcement plan to the relevant governmental minister. In the management reinforcement plan, the financial institution must establish quantitative targets such as profitability and efficiency and explain measures it plans to take to achieve the targets. The plan must also describe measures to be taken to establish a responsible management system, as well as to contribute to the revitalization of the local economy (e.g., promotion of credit extension).
- When the management reinforcement plan is submitted, the relevant minister will determine whether or not the DIC should extend capital support based on, among other things, how effective the financial institution is expected to be in improving its profitability and efficiency, implementing its management reinforcement plan in a smooth and reliable manner, and contributing to promotion of further realignment of the local financial sector.

- When the proposed subscription is approved, the management reinforcement plan will be published. Once submitted, the management reinforcement plan cannot be changed in the absence of any unavoidable circumstance, such as unpredictable change in the economic situation. Financial institutions that have submitted their management reinforcement plans have the obligation to submit periodic reports on how they have been implementing their plans, and the relevant minister can also issue an order to direct financial institutions to submit reports, implement measures described in the management reinforcement plan and take other necessary, prudent measures.
- The DIC has established the financial function reinforcement account as a special account to account for operations relating to its capital support under the Financial Function Reinforcement Law, and has procured a government-guaranteed facility to raise funds necessary for such operations. The government-guaranteed facility is ¥2 trillion for the year ending March 31, 2006.

FSA Program for Further Financial Reform

In December 2004, the FSA announced its Program for Further Financial Reform, a series of proposals intended to establish a more vigorous financial system for the future of Japan, marking a shift from previous regulatory initiatives that focused on the problem of problem claims. The stated goals of the Program for Further Financial Reform are as follows:

- to emphasize the needs of the consumers of financial services and to implement a comprehensive system of rules to protect these consumers' rights;
- to promote the strategic use of information technology in order to strengthen the competitiveness of financial institutions and to develop Japan's financial infrastructure further;
- to promote the development of a financial system with an international perspective;
- to contribute to regional economies; and
- to establish more reliable financial administration through greater transparency and the promotion of more efficient practices.

The FSA has stated that, among other specific measures, it intends to use the Program for Further Financial Reform to promote:

- new entries into the financial services industry through further deregulation;
- sound competition in the financial services industry by strengthening corporate governance of financial institutions and through further enhancement of disclosure requirements;
- the establishment and implementation of uniform transaction rules for financial products and services by, among other things, clarifying responsibility for sales of those products and services; and
- research toward the enactment of legislation concerning electronic fund settlement, online financial transactions and deregulation of the restrictions on financial conglomerates.

The Personal Information Protection Law

The Law Concerning Protection of Personal Information, or the Personal Information Protection Law, which was promulgated in May 2003 and became fully effective in April 2005, imposes various requirements on businesses that use databases containing personal information. The requirements include appropriate possession and use of personal information and restriction on providing personal information to third parties. As an institution in possession of personal information, we are subject to the Personal Information Protection Law.

DESCRIPTION OF COMMON STOCK

The following is a summary of the material provisions of our articles of incorporation and share handling regulations, as well as of the Commercial Code and the New Company Law (as defined below), as they relate to shares of our common stock. Because it is a summary, this discussion should be read together with the articles of incorporation and the share handling regulations, copies of which may be obtained from us.

A bill to modernize and make overall amendments to the Commercial Code passed the Diet on June 29, 2005 and was promulgated on July 26, 2005. As a result of such amendments, the provisions governing joint stock corporations, which are currently included in the Commercial Code, will be embodied in a new company law, the New Company Law. The New Company Law will come into effect within 18 months after its promulgation and is currently expected to take effect in May 2006. Descriptions of the New Company Law are made below to the extent necessary or appropriate.

General

Tokyo Star Bank is a joint stock company, which is a legal entity incorporated under the Commercial Code. The investment and rights of the member shareholders of a joint stock company are represented by shares of stock in the company, and shareholders' liability is limited to the subscription price of the shares.

As of March 31, 2005, the authorized share capital of Tokyo Star Bank consisted of 560,000 shares of common stock, of which 140,000 shares were issued and outstanding. On September 1, 2005, Tokyo Star Bank consummated a 5-for-1 stock split. Due to this stock split, Tokyo Star Bank's authorized share capital increased to 2,800,000 shares of common stock, of which 700,000 are issued and outstanding.

Authorized but unissued share capital may be issued following an authorizing resolution by the Board of Directors. In a company-with-committees such as Tokyo Star Bank, this authority may be delegated by the Board of Directors to Statutory Executive Officers. The Board of Directors of Tokyo Star Bank delegated such authority to the Statutory Executive Officers under the regulations of the Board of Directors. An increase in the authorized share capital is only possible by means of an amendment to the articles of incorporation.

Under the Commercial Code, shares are transferable by delivery of share certificates. In order to assert shareholder's rights against Tokyo Star Bank, the transferee must have its name and address registered on the register of shareholders with its seal impression (or its signature in case of a foreign national who so chooses) in accordance with the share handling regulations. No temporary documents of title with respect to shares will be issued.

A holder of shares of common stock may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. For that purpose, participating shareholders must deposit certificates representing all of the shares of common stock to be included in this clearing system with JASDEC. If a holder is not a participating institution in JASDEC, it must participate through a participating institution, such as a securities company or bank that has a clearing account with JASDEC. All shares of common stock deposited with JASDEC will be registered in the name of JASDEC on the register of shareholders. Each participating shareholder will be registered in turn on the register of beneficial shareholders and be treated in the same way as shareholders registered on the register of shareholders. For the purpose of transferring deposited shares of common stock, delivery of share certificates is not required. Entry of the share transfer in the books maintained by JASDEC for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The central clearing system is intended to streamline deposit and delivery of shares of common stock. Beneficial owners may at any time withdraw their shares of common stock from deposit and receive share certificates.

In October 2004, due to an amendment to the Commercial Code, it became possible for a company to elect not to issue any share certificates if the company so stipulates in its articles of incorporation. For any such company, the transfer of shares of common stock is effected by agreement between the transferor and the transferee, and recording a transfer on the shareholders register will be effective to perfect the transferee's title to such shares against third parties. All listed companies which utilize the clearing system of JASDEC will simultaneously be deemed, by operation of the law, to have included the relevant provision in their articles of incorporation and switch to the paperless share system as of a certain date to be determined by ordinance. The effective date for such deemed amendment is expected to occur by June 2009. Until such time, JASDEC listed companies will continue to issue share certificates.

Dividends

Dividends on shares of common stock are generally distributed in proportion to the number of shares owned by each shareholder, subject to the customary Japanese practice in certain cases of paying dividends on issued shares on a pro rata basis for only a portion of a dividend period. Dividends for each financial period may be distributed following shareholders' approval at a general meeting. However, as a company-with-committees, as such term is described under "Management," Tokyo Star Bank may distribute dividends with the approval of the Board of Directors so long as the following conditions are met:

- The independent auditors confirm that (i) the balance sheet and the statement of income present fairly the financial position and the results of operations of Tokyo Star Bank in conformity with applicable laws and regulations and Tokyo Star Bank's articles of incorporation and (ii) the proposed appropriations of retained earnings are in conformity with applicable laws and regulations and Tokyo Star Bank's articles of incorporation.
- The Audit Committee agrees with the result of the audit of the independent auditors, and agrees that the proposed appropriations of retained earnings is not significantly inappropriate given Tokyo Star Bank's financial condition and other conditions.

Under the articles of incorporation, Tokyo Star Bank is relieved of its obligation to pay any annual or interim dividends unclaimed for a period of three years after the date on which they first become payable.

Under the articles of incorporation, the financial accounts of Tokyo Star Bank will be closed on March 31 of each year and dividends, if any, will be paid to shareholders and registered pledgees as of March 31 following approval of the Board of Directors. In addition to year-end dividends, the Board of Directors may by resolution declare an interim cash dividend to holders of shares of common stock and registered pledgees as of September 30 of each year. The Banking Law provides that a bank may not make any distribution of profits by way of annual or interim dividends unless it has set aside in its legal reserve an amount equal to at least one-fifth of the amount to be paid as the relevant annual distribution of profits and an amount equal to one-fifth of the amount of such interim dividends, until the legal reserve together with its capital surplus is equal to the amount of its stated capital.

Tokyo Star Bank may distribute profits by way of annual dividends out of the excess of its net assets, on a non-consolidated basis, over the aggregate of:

(1) its stated capital;

(2) its capital surplus;

(3) its accumulated legal reserve;

(4) the legal reserve to be set aside in respect of the financial period concerned;

(5) the excess, if any, of unamortized expenses incurred in preparation for the commencement of business and in connection with research and development over the aggregate of the amounts referred to in (2), (3) and (4) above;

(6) if certain assets are stated at market value on its balance sheet, the excess, if any, of the aggregate market value over the aggregate acquisition cost thereof; and

(7) amounts paid for new shares of common stock and the amount of application money for such new shares.

In the case of interim dividends, Tokyo Star Bank may distribute profits by way of interim dividends in an amount equal to the sum of (i) the net assets, on a non-consolidated basis, that exceeds the sum of items (1) through (12) below and (ii) the sum of (13) to (17) below.

(1) its stated capital as at the end of the previous fiscal year;

(2) its capital surplus as at the end of the previous fiscal year;

(3) its accumulated legal reserve as at the end of the previous fiscal year;

(4) the legal reserve accumulated at an ordinary general meeting of shareholders concerning the latest settlement of accounts;

(5) the legal reserve required to be set aside at the time of payment of the relevant interim dividends;

(6) the excess as at the end of the previous fiscal year, if any, of unamortized expenses incurred in preparation for the commencement of business and in connection with research and development over the aggregate of the amounts referred to in (2), (3) and (4) above;

(7) amounts paid for new shares of common stock and the amount of application money for such new shares;

(8) if certain assets are marked to market on the latest balance sheet, the excess, if any, of the aggregate market value over the aggregate acquisition cost thereof;

(9) the amount determined by the Board of Directors concerning the latest settlement of accounts to be distributed as dividends or paid out from the profits or to be incorporated into the capital;

(10) if Tokyo Star Bank has been authorized to purchase its own shares of common stock by a resolution passed at (i) an ordinary general meeting of shareholders, (ii) a board meeting held after the previous fiscal year that authorizes the purchase of Tokyo Star Bank's shares of common stock held by its subsidiaries (as Tokyo Star Bank is a company-with-committees, this authority may be delegated by the Board of Directors to the Statutory Executive Officers, however, the Board of Directors of Tokyo Star Bank does not delegate such authority to the Statutory Executive Officers), or (iii) a board meeting held after the previous fiscal year based on its articles of incorporation, then the total amount authorized by such resolutions that may be paid by Tokyo Star Bank to purchase such shares, excluding amounts with respect to which authorization has expired;

(11) the amount of its own shares of common stock, if any, purchased by Tokyo Star Bank after the end of the previous fiscal year which is recorded in its balance sheet;

(12) in the event that (i) a corporate split results in a certain unit of Tokyo Star Bank being merged into a newly formed company (*shinsetsu-bunkatsu*) or being spun off into another entity (*kyushu-bunkatsu*) and (ii) the joint stock company or limited liability company (*yugen kaisha*) that will be formed upon such corporate split or that will succeed to the business operations of Tokyo Star Bank allots all or any portion of the new shares of common stock to be issued upon such corporate split (including, in case of *kyushu-bunkatsu*, its own existing shares of common stock to be transferred in place of such new shares) or equity units (including, in case of *kyushu-bunkatsu*, its own existing equities to be transferred in place of such equity units) to the shareholders of Tokyo Star Bank, the excess, if any, of the aggregate value of assets transferred by Tokyo Star Bank upon the corporate split (as shown in the books and records of Tokyo Star Bank) over the aggregate sum of the following amounts:

   (i) the aggregate value of liabilities transferred from Tokyo Star Bank, as shown in the books and records of Tokyo Star Bank;

   (ii) the aggregate sum of the values of shares of common stock or equity units allotted to Tokyo Star Bank upon the corporate split, if any, as shown in the books and records of Tokyo Star Bank, plus the amounts paid to Tokyo Star Bank; and

   (iii) in the case where certain assets are stated at market value on the balance sheet, and the aggregate market value is greater than the aggregate acquisition cost thereof, the excess of such aggregate market value over the aggregate acquisition cost in respect of assets transferred from Tokyo Star Bank upon the corporate split;

(13) the amount derived by subtracting from the amount of capital surplus and/or legal reserve decreased after settlement of the previous fiscal year that amount to be paid to shareholders or the amount to be used to fill the capital loss, as the case may be, in connection with such decrease of capital surplus and/or legal reserve;

(14) the amount derived by subtracting from the amount of stated capital decreased after the settlement of the previous fiscal year the amount to be paid to shareholders, the amount to be used to retire the shares of common stock, or the amount to be used to fill the capital loss, as the case may be, in connection with such decrease of stated capital;

(15) the amount appropriated to absorb capital loss by using or decreasing stated capital, capital surplus or legal reserve after the settlement of the last fiscal year;

(16) the amount derived by subtracting the amount of legal reserve increased upon certain corporate splits from the amount not incorporated into capital surplus upon a corporate split after the settlement of the previous fiscal year; and

(17) the amount derived by subtracting the amount included in earned surplus reserve upon certain mergers from the amount not included in capital reserve after the close of the previous fiscal term.

Interim dividends may not be paid where there is a risk that at the end of the fiscal year there might not be any excess of net assets over the aggregate of the amounts referred to in clauses (1), (2), (3), (4), (5), (6) and (7) in the preceding paragraph above.

Under the New Company Law, distribution of dividends will take the form of distribution of Surplus (as defined below). We will be permitted to make distributions of Surplus to our shareholders any number of times per fiscal year pursuant to resolutions of our general meeting of shareholders, subject to certain limitations described below. Distributions of Surplus will be required, in principle, to be authorized by a resolution of the general meeting of shareholders. In an exception to the above rule, we will be permitted to make distributions of Surplus as interim dividends in cash to our shareholders by resolutions of the Board of Directors once per fiscal year if our articles of incorporation so provide. Distributions of Surplus will also be permitted pursuant to a resolution of the Board of Directors if our articles of incorporation so provide and requirements under the New Company Law are met. Distributions of Surplus may be made in cash or in kind in proportion to the number of shares of common stock held by each shareholder. If a distribution of Surplus is to be made in kind, we may, pursuant to a resolution of the general meeting of shareholders or (as the case may be) the Board of Directors, grant a right to our shareholders to require us to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of shareholders (see "—Voting Rights" with respect to a "special resolution").

The amount of Surplus at any given time must be calculated in accordance with the following formula:

A+B+C+D - [B+F+G]

In the above formula:

"A" = the total amount of (a) assets and (b) the book value of treasury stock less the total amount of (v) liabilities, (w) stated capital, (x) additional paid-in capital, (y) legal reserve and (z) certain other amounts set forth in an ordinance of the Ministry of Justice, each such amount being that appearing on our non-consolidated balance sheet as of the end of the last fiscal year (if any);

"B" = (if we have disposed of our treasury stock after the end of the last fiscal year) the amount of the consideration for such treasury stock received by us less the book value thereof;

"C" = (if we have reduced our stated capital after the end of the last fiscal year) the amount of such reduction, less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any);

"D" = (if we have reduced our additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction, less the portion thereof that has been transferred to stated capital (if any);

"E" = (if we have cancelled our treasury stock after the end of the last fiscal year) the book value of such treasury stock;

"F" = (if we have distributed Surplus to our shareholders after the end of the last fiscal year) the total book value of the Surplus so distributed; and

"G" = certain other amounts set forth in an ordinance of the Ministry of Justice.

Under the New Company Law, the aggregate book value of Surplus distributed by us may not exceed a prescribed distributable amount, or the Distributable Amount, as calculated on the effective date of such distribution. Our Distributable Amount at any given time shall be the amount of Surplus less the aggregate of (a) the book value of our treasury stock, (b) the amount of consideration for any of our treasury stock disposed of by us after the end of the last fiscal year, and (c) certain other amounts set forth in an ordinance of the Ministry of Justice. If we have prepared interim financial statements as described below, and if such interim financial statements have been approved by the Board of Directors or (if so required by the New Company Law) by a general meeting of shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss and the amount of consideration for any of our treasury stock disposed of by us during the period in respect of which such interim financial statements have been prepared. Under the New Company Law, we will be permitted to prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet.

Stock Splits

Tokyo Star Bank may at any time split shares of common stock in issue into a greater number of shares by a decision of its CEO. In a company-with-committees, this authority may be delegated by the Board of Directors to

Statutory Executive Officers. The Board of Directors of Tokyo Star Bank does so under the regulations of the Board of Directors. Tokyo Star Bank must give a public notice not less than two weeks prior to the record date to be used to determine shareholders subject to the split. Share certificates will not be required to be submitted upon any stock split. Tokyo Star Bank previously completed a 5-for-1 stock split of its shares of common stock on September 1, 2005.

In addition, promptly after any stock split takes effect, we are required to send notice to each shareholder specifying the number of entitled shares of common stock. Under the New Company Law, no such notice to each shareholder will be required.

Consolidation of Shares

Tokyo Star Bank may consolidate shares of common stock into a smaller number of shares generally by a special resolution of a general meeting of the shareholders. Tokyo Star Bank must give public notice (and, in addition, notice to each shareholder and registered pledgee) that, within a period of not less than one month specified in such notice, share certificates must be submitted to Tokyo Star Bank for exchange.

Fractional Shares

In the event that we make a stock split, consolidate our shares into a smaller number of shares, issue new shares or effect a transfer of treasury stock, for example, upon exercise of rights to purchase new or existing shares from us (*shinkabu yoyakuken*, or stock acquisition rights) and fractional shares have resulted from such transaction, a holder of fractional shares constituting one-hundredth of one share or any integral multiple thereof will be registered in a register of fractional shares. Fractional shares will not carry voting rights, but they are entitled to receive dividends and certain other economic rights. No certificate will be issued representing fractional shares, and therefore fractional shares are normally not transferable.

The registered holders of fractional shares may at any time require us to purchase such fractional shares at the current market price as determined pursuant to the Commercial Code and our share handling regulations.

Under the New Company Law, the fractional share system will be abolished. We may adopt a unit share system by amending our articles of incorporation, although it will also be possible for us to continue to use the fractional share system for fractional shares existing as of the effective date of the New Company Law. If a unit share system is adopted by us simultaneously with a stock split, the relevant amendment to the articles of incorporation may be authorized by the Board of Directors, provided that, following such amendment, the number of units may not be less than the number of shares of common stock immediately prior to such amendment. Under the unit share system, shareholders will have one voting right for each unit of shares of common stock held by them, and shares of common stock constituting less than a full unit will carry no voting rights. If the articles of incorporation so provide, the holders of shares of common stock constituting less than a full unit will not have the right to receive dividends, nor will they have other shareholder rights except for those specified in the New Company Law or an ordinance of the Ministry of Justice. The articles of incorporation may also provide that no certificates representing any fraction of a unit may be issued. In such case, any fraction of a unit for which no share certificates are issued will not be transferable. Holders of shares of common stock constituting less than a full unit may at any time request us to purchase such shares at the current market price as determined pursuant to the New Company Law. We have not determined whether we will adopt a unit share system or continue to use the fractional share system after the effective date of the New Company Law.

General Meeting of Shareholders

The ordinary general meeting of shareholders of Tokyo Star Bank shall be held in Tokyo in June of each year. In addition, Tokyo Star Bank may hold an extraordinary general meeting of shareholders whenever necessary. Notice of a shareholders' meeting stating the place, the time and the purpose thereof must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to its standing proxy or temporary mailing address in Japan) at least two weeks prior to the date set for the meeting.

Any shareholder or group of shareholders who has continuously held 300 or more voting rights or 1% or more of the total outstanding voting rights for the last six months or longer may request in writing to the Board of Directors that a specific matter be added to the agenda of a general meeting of shareholders and that a summary of the proposal be described in the notice of a general meeting of shareholders at least eight weeks prior to the date of such meeting.

Under the New Company Law, any of the minimum percentages, time periods and number of voting rights necessary for exercising the minority shareholder rights described above may be decreased or shortened if our articles of incorporation so provide.

Voting Rights

A Tokyo Star Bank shareholder is in principle entitled to one voting right per one share of common stock. Tokyo Star Bank's articles of incorporation generally provide (subject to certain exceptions described below) that a shareholder's resolution can be adopted at a meeting of shareholders by the affirmative vote of shareholders holding a majority of the total number of exercisable votes represented at such meeting.

With respect to election of directors, however, Tokyo Star Bank's articles of incorporation require a quorum of one-third or more of the total number of voting rights owned by shareholders. As Tokyo Star Bank is a company-with-committees, candidates for directors are nominated by the nomination committee and elected at a meeting of shareholders, while Statutory Executive Officers are elected by the Board of Directors. In addition, with regard to the election of directors, Tokyo Star Bank's articles of incorporation prohibit cumulative voting.

Under the Commercial Code and Tokyo Star Bank's articles of incorporation, certain corporate actions must be approved by a special resolution of Tokyo Star Bank's shareholders. Shareholders holding two-thirds or more of the total number of exercisable voting rights represented at a meeting of shareholders that collectively hold at least one-third of Tokyo Star Bank's outstanding voting rights must vote in favor of a special resolution in order for the resolution to be passed. Examples of corporate actions that require a special resolution are:

- an amendment to the articles of incorporation;
- the removal of a director. In a company-with-committees, proposals regarding the removal of the directors are required to be submitted by the nomination committee;
- a dissolution, merger or corporate split (subject to limited exceptions); and
- the transfer of the whole or a substantial part of Tokyo Star Bank's business.

Under the New Company Law, a distribution by us of Surplus in kind will also be subject to a special resolution of a general meeting of shareholders, if shareholders are not granted the right to require us to make such distribution in cash instead of in kind. Under the New Company Law, however, no such special resolution will be required for removal of a Director or for reduction of stated capital, but only if certain requirements are met.

Liquidation Rights

If Tokyo Star Bank liquidates, the assets remaining after payment of all debts, liquidation expenses, taxes and liquidation distributions relating to the then outstanding preferred shares will be distributed among the holders of shares of common stock in proportion to the number of shares they own.

Issue of Additional Shares and Subscription Rights

Under the Commercial Code, the Board of Directors may determine that shareholders be given subscription rights in connection with a particular issue of new shares of common stock. In a company-with-committees, this authority may be delegated by the Board of Directors to Statutory Executive Officers. The Board of Directors of Tokyo Star Bank delegates such authority to the Statutory Executive Officers under the regulations of the Board of Directors. In this case, these subscription rights must be given to all holders of shares of common stock pro rata according to the number of shares they own as of a specified record date, and public notice must be given at least two weeks prior to the record date that the subscription rights will be limited to shareholders whose names are registered or recorded in the register of shareholders or register of beneficial shareholders as of such record date, and that the subscription right may be transferred (if the right is to be transferable). Together with the class and the number of the shares on which he has the subscription rights and other terms of his subscription rights, each shareholder must be notified that his subscription rights shall be forfeited, if such shareholder fails to subscribe for such new shares of common stock on or before the fixed date associated with the subscription rights.

The rights to subscribe for new shares of common stock may be transferable or non-transferable as determined by the Board of Directors. The Board of Directors of Tokyo Star Bank delegates such determination to the Statutory Executive Officers.

Record Date

March 31 is the record date for the payment of annual dividends and the determination of the shareholders entitled to vote at the ordinary general meeting of shareholders, and September 30 is the record date for the payment of interim dividends, if any. In addition, under its articles of incorporation, Tokyo Star Bank may specify, by a decision of the Board of Directors and by giving prior public notice, a record date for the determination of shareholders who are entitled to exercise their rights.

Transfer Agent

Mizuho Trust & Banking Co., Ltd. is the transfer agent for the shares of common stock of Tokyo Star Bank. The office of Mizuho Trust & Banking Co., Ltd. is located at 2-1 Yaesu 1-chome, Chuo-ku, Tokyo, Japan. Mizuho Trust & Banking Co., Ltd. maintains the register of shareholders and records transfers of ownership in accordance with Tokyo Star Bank's share handling regulations.

Purchase by Tokyo Star Bank of Shares

Under the Commercial Code, apart from certain exceptions, authorization to purchase its own shares must be obtained by Tokyo Star Bank by means of either:

(i) a resolution at an ordinary general shareholders' meeting. Such authorization will be valid until the date of the next ordinary general shareholders' meeting;

(ii) a resolution of the Board of Directors obtained in accordance with Tokyo Star Bank's articles of incorporation; or

(iii) a resolution of the Board of Directors approving buybacks of Tokyo Star Bank's shares of common stock from its subsidiaries. In a company-with-committees, this authority may be delegated by the Board of Directors to Statutory Executive Officers, but Tokyo Star Bank does not do so.

Tokyo Star Bank may only dispose of any shares of common stock it may so acquire in accordance with the procedures applicable to a new share issue under the Commercial Code. Upon the above authorization, Tokyo Star Bank may acquire its own shares of common stock:

(a) through any stock exchange on which such shares of common stock are listed or over-the-counter market on which such shares are traded, in the cases of (i) and (ii) above;

(b) by way of tender offer, in the cases of (i) and (ii) above;

(c) from a specific party, in the case of (i) above (provided, however, in this case Tokyo Star Bank's shareholders must approve such acquisition by a special resolution); or

(d) from a subsidiary of Tokyo Star Bank, in the case of (iii) above if authorized by a resolution of the Board of Directors.

When an acquisition is to be made by Tokyo Star Bank from a specific party other than a subsidiary of Tokyo Star Bank, any shareholder may make a written request to the Board of Directors, five days or more prior to the relevant shareholders' meeting, that Tokyo Star Bank also acquire the shares of common stock held by such shareholder.

Acquisition of its shares of common stock by Tokyo Star Bank by a resolution at an ordinary general shareholders' meeting as described in (i) above must satisfy certain requirements, including that the total amount of the purchase price may not exceed the amount of the retained earnings available for dividend payments and the amount of any reduction of the stated capital, capital surplus or legal reserve (if such reduction of the stated capital, capital surplus or legal reserve has been authorized pursuant to a resolution of the relevant general meeting of shareholders), minus the amounts determined by the Board of Directors to be distributed or paid from the profits or to be incorporated into the stated capital.

In case of acquisition of its shares of common stock by Tokyo Star Bank by a resolution of the Board of Directors as described in (ii) or (iii) above, the acquisition shall be subject to a similar limitation, namely that the total amount of the purchase price may not exceed the amount of the net assets as shown in the final balance sheet of the previous fiscal year, (a) less the sum of items (1) through (12) of the fifth paragraph under the caption "—Dividends" above and the amount of the interim dividend paid in the relevant fiscal year (if any), (b) plus the sum of items (13) through (17) of the same paragraph.

Further, if it is anticipated that the net assets on the balance sheet as of the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, capital surplus and other items as described in items (1) through (7) in the fourth paragraph under the caption "—Dividends" above, Tokyo Star Bank may not purchase such shares of common stock in the case of either (i), (ii) or (iii) above.

Under the New Company Law, the total amount of the purchase price of our shares may not exceed the Distributable Amount, as described in "—Dividends".

Reporting of Substantial Shareholdings

The Securities and Exchange Law requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of common stock of a Japanese corporation listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file a report concerning such shareholdings with the director of the relevant Local Finance Bureau of the Ministry of Finance of Japan within five business days. A similar report must also be made if the percentage of such holding subsequently increases or decreases by 1% or more, or if any change occurs in material matters set out in reports previously filed. For this purpose, shares of common stock issuable or transferable to such person upon his or her exchange of exchangeable securities, conversion of convertible securities or exercise of warrants or stock acquisition rights (including those incorporated in bonds with stock acquisition rights) are taken into account in determining both the number of shares of common stock held by such holder and the issuer's total issued share capital. Any report so filed will be made available for public inspection.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Report of Independent Auditors	F-3
Consolidated Balance Sheets as of March 31, 2003, 2004 and 2005	F-4
Consolidated Statements of Income for the Fiscal Years Ended March 31, 2003, 2004 and 2005	F-5
Consolidated Statements of Shareholders' Equity for the Fiscal Years Ended March 31, 2003, 2004 and 2005	F-6
Consolidated Statements of Cash Flows for the Fiscal Years Ended March 31, 2003, 2004 and 2005	F-7
Notes to Consolidated Financial Statements	F-8

Report of Independent Auditors

The Board of Directors
The Tokyo Star Bank, Limited

We have audited the accompanying consolidated balance sheets of The Tokyo Star Bank, Limited and consolidated subsidiaries as of March 31, 2005, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Tokyo Star Bank, Limited and consolidated subsidiaries at March 31, 2005, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Additional Information

As discussed in Note 26 to the consolidated financial statements, the following are subsequent events that the Company disclosed:

(i) At the June 24, 2005 general shareholders' meeting, a stock option plan was approved,

(ii) On June 29, 2005, the Company received a correction notice from the Azabu Tax Office,

(iii) On July 20 and 21, 2005, the Company ordered immediate repayment of loans of ¥6,516 million to a borrower and its subsidiary, and

(iv) The Company consummated a five-for-one stock split on September 1, 2005 and increased the numbers of authorized and issued shares to 2,800,000 and 700,000, respectively.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2005 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1.

Ernst & Young ShinNihon
Tokyo, Japan
September 14, 2005

The Tokyo Star Bank, Limited and Consolidated Subsidiaries

Consolidated Balance Sheets

	As of March 31,			
	2003	2004	2005	*2005*
		(millions of yen)		*(thousands of U.S. dollars) (Note 1)*
ASSETS				
Cash and due from banks *(Note 3)*	¥ 134,783	¥ 87,785	¥ 152,792	*$ 1,425,971*
Call loans	—	—	1,307	*12,200*
Commercial paper and other debt purchased	64,829	57,777	50,264	*469,100*
Trading securities *(Note 4)*	33	19	12	*118*
Monetary assets held in trust *(Note 5)*	—	1,509	4,235	*39,526*
Securities *(Notes 6 and 15)*	422,547	367,367	360,270	*3,362,301*
Loans and discounted bills *(Notes 7 and 15)*	568,566	694,824	868,115	*8,101,869*
Foreign exchange	360	757	236	*2,207*
Other assets *(Note 8)*	6,989	15,316	9,476	*88,438*
Premises and equipment *(Notes 9 and 12)*	19,931	18,524	16,591	*154,847*
Deferred tax assets *(Note 20)*	3,662	8,421	11,004	*102,706*
Customers' liabilities for acceptances and guarantees *(Note 14)*	5,660	3,362	4,005	*37,383*
Reserve for possible loan losses	(32,044)	(23,952)	(28,149)	*(262,711)*
Total assets	¥1,195,321	¥1,231,714	¥1,450,163	*$13,533,959*
LIABILITIES AND SHAREHOLDERS' EQUITY				
Liabilities:				
Deposits *(Note 15)*	¥1,091,419	¥1,114,340	¥1,328,076	*$12,394,555*
Borrowed money *(Notes 10 and 15)*	2,000	8,700	4,300	*40,130*
Foreign exchange	3	16	5	*48*
Notes *(Note 11)*	—	3,000	3,000	*27,998*
Other liabilities *(Note 13)*	41,401	38,070	32,215	*300,658*
Reserve for employees' bonuses	562	876	1,416	*13,221*
Reserve for directors' bonuses	—	180	235	*2,193*
Deferred tax liabilities *(Note 20)*	—	87	—	*—*
Negative goodwill on consolidation	664	928	607	*5,668*
Acceptances and guarantees *(Note 14)*	5,660	3,362	4,005	*37,383*
Total liabilities	1,141,711	1,169,563	1,373,862	*12,821,858*
Minority interests in equity of consolidated subsidiaries	—	99	—	*—*
Shareholders' equity *(Note 16):*				
Common stock	21,000	21,000	21,000	*195,986*
Authorized: 560,000 shares *(Note 26)*				
Issued and outstanding: 2003, 2004 and 2005—140,000 shares *(Note 26)*				
Capital surplus	19,000	19,000	19,000	*177,321*
Retained earnings	13,529	22,017	35,588	*332,136*
Unrealized gain on other securities, net of taxes *(Note 6)*	80	33	713	*6,655*
Total shareholders' equity	53,610	62,051	76,301	*712,101*
Total liabilities, minority interests and shareholders' equity	¥1,195,321	¥1,231,714	¥1,450,163	*$13,533,959*

See the accompanying Notes to the Consolidated Financial Statements.

The Tokyo Star Bank, Limited and Consolidated Subsidiaries

Consolidated Statements of Income

	Years ended March 31,			
	2003	2004	2005	*2005*
		(millions of yen)		*(thousands of U.S. dollars) (Note 1)*
Interest and dividend income:				
Interest on loans and discounts	¥ 30,727	¥ 34,141	¥ 34,540	*$322,357*
Interest and dividends on securities	2,903	4,987	4,441	*41,447*
Interest on call loans and bills bought	78	31	28	*268*
Interest on deposits with banks	0	0	3	*29*
Other interest income	1,278	2,211	2,108	*19,675*
Total interest and dividend income	34,988	41,371	41,121	*383,778*
Interest expenses:				
Interest on deposits	3,733	4,025	4,963	*46,322*
Interest on bonds	0	5	71	*671*
Interest on borrowings	5	66	101	*948*
Other interest expenses	2	29	0	*6*
Total interest expenses	3,741	4,126	5,137	*47,948*
Net interest income	31,246	37,245	35,984	*335,830*
Fees and commissions income	3,337	7,475	9,480	*88,481*
Fees and commissions expenses	1,733	1,654	1,718	*16,040*
Net fees and commissions	1,604	5,821	7,762	*72,440*
Other operating income *(Note 18)*	714	2,193	1,407	*13,135*
Other operating expenses *(Note 18)*	875	3,566	2,033	*18,980*
Net other operating expenses	(161)	(1,372)	(626)	*(5,845)*
Total net revenue	32,689	41,693	43,120	*402,425*
General and administrative expenses *(Note 17)*	19,197	20,301	23,991	*223,902*
Provision for loan losses	1,763	1,139	2,910	*27,161*
Other income *(Note 19)*	11,291	10,989	12,949	*120,855*
Other expenses *(Note 19)*	1,385	6,593	5,739	*53,567*
Net other income	9,906	4,396	7,210	*67,288*
Income before income taxes and minority interests	21,635	24,649	23,428	*218,650*
Income taxes (benefits) *(Note 20):*				
Current	11,294	14,953	11,996	*111,956*
Deferred	(2,597)	(4,848)	(3,138)	*(29,288)*
Minority interests in net loss of subsidiaries	—	—	(0)	*(1)*
Net income	¥ 12,937	¥ 14,543	¥ 14,570	*$135,983*
		(yen)		*(U.S. dollars) (Note 1)*
Net income per share *(Notes 22 and 26)*	¥92,411.35	¥103,884.47	¥104,076.22	*$ 971.31*
Cash dividends per share applicable to the year	42,857.14	7,142.85	9,285.71	*86.66*

See the accompanying Notes to the Consolidated Financial Statements.

The Tokyo Star Bank, Limited and Consolidated Subsidiaries

Consolidated Statements of Shareholders' Equity

	Years ended March 31,			
	2003	2004	2005	*2005*
	(millions of yen)			*(thousands of U.S. dollars) (Note 1)*
Common stock				
Beginning of the year	¥21,000	¥21,000	¥21,000	*$195,986*
End of the year	¥21,000	¥21,000	¥21,000	*$195,986*
Capital surplus				
Beginning of the year	¥19,000	¥19,000	¥19,000	*$177,321*
End of the year	¥19,000	¥19,000	¥19,000	*$177,321*
Retained earnings				
Beginning of the year	¥ 4,620	¥13,529	¥22,017	*$205,485*
Add:				
Net income	12,937	14,543	14,570	*135,983*
Deduct:				
Cash dividends paid	4,000	6,000	1,000	*9,332*
Bonuses to directors	28	56	—	—
End of the year	¥13,529	¥22,017	¥35,588	*$332,136*
Unrealized gain (loss) on other securities, net of taxes				
Beginning of the year	¥ (534)	¥ 80	¥ 33	*$ 310*
Net change during the year	614	(47)	680	*6,345*
End of the year	¥ 80	¥ 33	¥ 713	*$ 6,655*

See the accompanying Notes to the Consolidated Financial Statements.

The Tokyo Star Bank, Limited and Consolidated Subsidiaries

Consolidated Statements of Cash Flows

	Years ended March 31, 2003	2004	2005	2005
	(millions of yen)			*(thousands of U.S. dollars) (Note 1)*
Cash flows from operating activities				
Income before income taxes and minority interests	¥ 21,635	¥ 24,649	¥ 23,428	*$ 218,650*
Depreciation and amortization	1,064	1,165	1,293	*12,072*
Amortization of negative goodwill	(189)	(217)	(279)	*(2,604)*
Provision for possible loan losses	8,967	6,965	3,150	*29,400*
Provision for employees' bonuses	144	270	539	*5,038*
Provision for directors' bonuses	—	180	54	*508*
Interest and dividend income	(34,988)	(41,371)	(41,121)	*(383,778)*
Interest expense	3,741	4,126	5,137	*47,948*
Loss on securities transactions	3,188	3,909	1,150	*10,739*
Gain on investment in monetary assets held in trust	—	(5)	(74)	*(697)*
Loss on sales of premises and equipment	383	146	412	*3,852*
Increase in loans and discounted bills	(19,270)	(130,523)	(164,194)	*(1,532,378)*
Increase in deposits	204,790	25,248	213,736	*1,994,741*
Decrease in borrowed money (exclusive of subordinated borrowings)	(56,900)	(842)	(2,400)	*(22,398)*
(Increase) decrease in due from banks (exclusive due from the Bank of Japan)	1,668	(3,743)	(11,603)	*(108,292)*
Decrease (increase) in call loans, commercial paper and other debt purchased	(59,178)	7,051	6,206	*57,923*
Decrease (increase) in foreign exchange assets	(228)	(396)	521	*4,862*
(Decrease) increase in foreign exchange liabilities	3	13	(11)	*(105)*
Interest and dividends received	24,621	31,670	31,656	*295,440*
Interest paid	(2,616)	(2,396)	(1,587)	*(14,812)*
Other, net *(Note 23)*	(87,017)	(12,781)	1,039	*9,702*
Subtotal	9,818	(86,880)	67,055	*625,812*
Income taxes paid	(9,709)	(13,868)	(15,686)	*(146,399)*
Net cash provided by (used in) operating activities	109	(100,749)	51,369	*479,413*
Cash flows from investing activities				
Purchases of securities	(436,691)	(440,425)	(422,984)	*(3,947,592)*
Proceeds from sales of securities	214,113	411,396	262,981	*2,454,326*
Proceeds from redemption of securities	178,821	80,611	167,352	*1,561,852*
Payment for investment in monetary assets held in trust	—	(10,294)	(4,621)	*(43,132)*
Proceeds from sales of monetary assets held in trust	—	8,791	1,795	*16,759*
Purchases of premises and equipment	(2,901)	(1,423)	(2,303)	*(21,500)*
Proceeds from sales of premises and equipment	1,636	1,973	2,956	*27,593*
Payment for acquisition of subsidiaries	—	(1,307)	(141)	*(1,319)*
Proceeds from acquisition of subsidiaries	—	2,335	—	—
Proceeds from business acquisition	54,609	—	—	—
Net cash provided by investing activities	9,588	51,656	5,034	*46,986*
Cash flows from financing activities				
Payment for subordinated borrowings	—	—	(2,000)	*(18,665)*
Proceeds from issuance of subordinated notes	—	2,940	—	—
Dividends paid	(4,000)	(6,000)	(1,000)	*(9,332)*
Net cash used in financing activities	(4,000)	(3,060)	(3,000)	*(27,998)*
Net increase (decrease) in cash and cash equivalents	5,697	(52,152)	53,403	*498,401*
Cash and cash equivalents at beginning of the year	124,604	130,302	78,149	*729,348*
Cash and cash equivalents at end of the year	¥ 130,302	¥ 78,149	¥ 131,553	*$ 1,227,750*

See the accompanying Notes to the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

1 Basis of Preparation

The accompanying consolidated financial statements of The Tokyo Star Bank, Limited (the "Bank"), and consolidated subsidiaries are compiled from the consolidated financial statements prepared by the Bank as stipulated in the Securities and Exchange Law of Japan and have been prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards.

The Bank was established under the Commercial Code of Japan on January 31, 2001, as Nippon Finance Investment, Limited. On May 11, 2001, the Bank obtained a banking license from the Financial Services Agency of Japan. On June 11, 2001, the Bank purchased the business of Tokyo Sowa Bank, Ltd. ("Tokyo Sowa"), and commenced commercial banking operations.

In preparing the accompanying consolidated financial statements, certain reclassifications have been made in the consolidated financial statements issued for domestic purposes to present them in a form which is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but is presented herein as additional information.

As permitted by the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted. Consequently, the totals shown in the accompanying consolidated financial statements (both in yen and U.S. dollars) do not necessarily agree with the sum of the individual amounts.

Certain reclassifications of previously reported amounts have been made to conform to the current year's presentation.

The translation of yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made, as a matter of arithmetic computation only, at ¥107.15 = $1, the approximate rate of exchange in effect on March 31, 2005. This translation should not be construed as a representation that yen have been, could have been or could in the future be converted into U.S. dollars at the above or any other rate.

2 Summary of Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Bank as well as two, seven and four subsidiaries of the Bank as of March 31, 2003, 2004 and 2005, respectively.

When the Bank started banking operations after acquiring the banking business of Tokyo Sowa, on June 11, 2001, it also acquired four subsidiaries, which were included in its consolidated financial statements as of March 31, 2002.

Three of these four subsidiaries were integrated into The Tokyo Star-Gin Card Ltd. on June 1, 2002. Accordingly, as of March 31, 2003, the Bank had two wholly-owned subsidiaries: The Tokyo Star-Gin Card Ltd. and Sowa Business Ltd.

During the year ended March 31, 2004, the Bank acquired all the shares of Tokyo City Finance Co., Ltd., including those of its wholly-owned subsidiary City Credit Co., Ltd. (which was subsequently made a direct subsidiary of the Bank and renamed The Tokyo Star-Gin Capital Ltd.), and Cash Point Co., Ltd., as well as 94.37% of the shares of General Housing Loan Co., Ltd. In addition, the Bank incorporated The Star-Gin Real Estate Management Ltd. Accordingly, as of March 31, 2004, the Bank had seven subsidiaries, six of which were wholly-owned.

By August 2004, the Bank purchased the remaining minority share of General Housing Loan Co., Ltd., and in October 2004, Tokyo Star-Gin Capital Ltd., The Tokyo Star-Gin Card Ltd., Tokyo City Finance Co., Ltd., and General Housing Loan Co., Ltd., were merged into TSB Capital, Ltd. Accordingly, as of March 31, 2005, the Bank had four wholly-owned subsidiaries:

- TSB Capital, Ltd. (paid-in capital: ¥500 million)
- Cash Point Co., Ltd. (paid-in capital: ¥10 million)

- The Star-Gin Real Estate Management Co., Ltd. (paid-in capital: ¥50 million)
- Sowa Business Ltd. (paid-in capital: ¥320 million)

All significant intercompany balances and transactions have been eliminated in consolidation.

The fiscal year-end of all the consolidated subsidiaries is March 31.

Goodwill (or negative goodwill) represents differences between the cost of investments in consolidated subsidiaries and the equity in their net assets at fair value. Goodwill (or negative goodwill) is amortized over a period of five years on a straight-line basis, except that when the excess is immaterial it is fully charged or credited to income in the year of acquisition.

(b) Cash and Cash Equivalents

For the purpose of the consolidated statements of cash flows, cash and cash equivalents are defined as the balances included in cash and due from the Bank of Japan.

(c) Trading Securities

Trading securities are carried at fair value. Unrealized gain or loss on trading securities is recognized in earnings. Cost of securities is determined by the moving-average method.

(d) Securities

Securities other than trading securities are classified and accounted for as follows:

(i) Debt securities which the Bank has the positive intent and ability to hold to maturity are classified as "held-to-maturity securities" and carried at cost amortized on a straight-line basis over the period until maturity ("amortized cost"). Cost of securities is determined by the moving-average method.

(ii) Available-for-sale securities whose fair value is readily determinable are carried at fair value. Unrealized gain or loss is reported, net of taxes, as a separate component of shareholders' equity. Available-for-sale securities whose fair value is not readily determinable are carried at cost or amortized cost. Cost of securities is determined by the moving-average method.

(e) Monetary Assets Held in Trust

Securities composing trust assets included in monetary assets held in trust are carried in the same valuation method as described above in (c) and (d).

(f) Derivatives

Derivative financial instruments are carried at fair value.

(g) Depreciation of Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Depreciation of premises and equipment of the Bank, except for buildings, is computed by the declining-balance method. Depreciation of the Bank's buildings is computed by the straight-line method. The useful lives of buildings and equipment are as follows:

Buildings:	31 to 40 years
Equipment:	2 to 5 years

Depreciation of premises and equipment of the consolidated subsidiaries is computed primarily by the declining-balance method over the estimated useful lives of the respective assets.

(h) Software

Acquisition costs of software to be used internally are capitalized and amortized on a straight-line basis over a useful life of five years.

(i) Loans Purchased from Other Financial Institutions

Loans on deeds and discounted bills which the Bank purchased from other financial institutions are initially recorded at the respective purchase prices, and the difference between the purchase price and contractual principal amount is amortized over the life of the loan as an adjustment to interest income and the carrying value of the loan. Amortization is calculated by the sum-of-the-years digits method with the percentage of the outstanding contractual principal amount kept constant. Purchased loans of a revolving nature, such as loans on bills and overdrafts, are initially recorded at the contractual principal amount, and the difference between the purchase price and the contractual principal amount is recorded as deferred income and amortized on a straight-line basis over the estimated average remaining economic life of the loans.

Regardless of the type of the loan, purchased "troubled" loans, which are classified as loans to bankrupt, substantially bankrupt and possibly bankrupt borrowers, as defined below, are initially recorded at their respective purchase prices. Income on these loans is recognized by the cost-recovery method.

(j) Reserve for Possible Loan Losses

The reserve for possible loan losses of the Bank is provided in accordance with the Bank's internal rules for write-offs and reserve for loan losses as follows:

A reserve for loans to borrowers which are legally bankrupt ("bankrupt borrowers"), such as those under bankruptcy or special liquidation procedures, and loans to substantially bankrupt borrowers whose condition is similar to legally bankrupt borrowers ("substantially bankrupt borrowers") is provided based on the carrying value of the loans in excess of the estimated realizable value of collateral and/or guarantees.

In addition, the reserve is provided for loans to borrowers which are not yet legally or substantially bankrupt but whose failure is imminent ("possibly bankrupt borrowers") at the amount deemed necessary based on the carrying value of the loans in excess of the estimated realizable value of collateral and/or guarantees.

For all other performing loans, the amount provided as a reserve is based on the historical loan loss ratios observed over specific periods.

The Bank provides a reserve for possible loan losses based on the results of the loan self-assessments performed in accordance with the Bank's internal rules for the self-assessment of assets. The Credit Risk Management Group are responsible for performing loan assessments, and the Internal Audit Team, which is independent of the Credit Risk Management Group, reviews the results of the Credit Risk Management Group's self-assessments.

A certain provision for possible losses on other performing loans purchased from other financial institutions is offset against revenue from the amortization of the difference between the acquisition cost and the contractual amount of each purchased loan, because this represents the credit risk equivalent included in the difference. A certain provision for possible losses on loans to bankrupt, substantially bankrupt and possibly bankrupt borrowers which the Bank has purchased is offset against gain on collection of these loans exceeding their book value, because the purchase prices of the loans were originally determined based on an entire basket of loans rather than on the individual loans. The amount offset in the consolidated statements of income for the years ended March 31, 2003, 2004 and 2005 was ¥7,606 million, ¥2,618 million and ¥1,547 million ($14,438 thousand), respectively.

Effective the year ended March 31, 2003, the Bank adopted "Audit Release for Reserve for Loan Losses Estimated Using the Discounted Cash Flow Method in the Banking Industry" issued by The Japanese Institute of Certified Public Accountants (JICPA) on February 24, 2003, and calculated a reserve for losses on certain large loans to possibly bankrupt borrowers and to borrowers who have restructured loans or loans past due for three months or more using a discounted cash flow method if the future cash flows from the repayment of principal and interest can be reasonably estimated. The effect of this accounting treatment was to increase net income by ¥3,145 million for the year ended March 31, 2003.

Effective the year ended March 31, 2004, for collateralized or secured loans to bankrupt and substantially bankrupt borrowers, the remaining amount after deducting the fair value of the collateral or collectible amount by guarantee from the face value is considered to be uncollectible and directly reduced from the loans. The amount directly reduced from these loans was ¥15,314 million and ¥14,937 million ($139,403 thousand) for the years ended March 31, 2004 and 2005, respectively.

The reserve for losses on loans to possibly bankrupt borrowers or other problem claims of the Bank's consolidated subsidiaries is determined at the amount management deems necessary based on an assessment of the collectibility of the individual loans. The reserve for other general loans held by the consolidated subsidiaries is determined based on the historical loan loss ratio observed over specific periods.

(k) Reserve for Employees' Bonuses

A reserve for employees' bonuses is provided based on the amount accrued during the current year for future bonus payments to employees.

(l) Reserve for Directors' Bonuses

A reserve for directors' bonuses is provided based on the amount accrued during the current year for future bonus payments to directors.

(m) Foreign Currency Transaction

Assets and liabilities denominated in foreign currencies are translated into yen primarily at the spot rates in effect at the balance sheet date. However, assets and liabilities hedged by qualified currency swaps are translated at the foreign exchange rates agreed in the hedging contracts.

Foreign currency translation differences arising from future foreign exchange transactions were previously reported in other assets or other liabilities in the net amount, but effective the year ended March 31, 2004, in accordance with Industry Audit Committee Report No. 25, these translation differences are reported in the gross amount in other assets and other liabilities, respectively.

(n) Leases

Non-cancelable leases of the Bank and its consolidated subsidiaries are accounted for as operating leases (whether such leases are classified as operating or finance leases), except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

(o) Consumption Taxes

Transactions subject to national and local consumption taxes are recorded at amounts exclusive of consumption taxes. Consumption tax levied on the purchase of premises and equipment is charged to income when incurred.

3 Cash and Cash Equivalents

A reconciliation between "Cash and due from banks" in the consolidated balance sheets as of March 31, 2003, 2004 and 2005, and "Cash and cash equivalents" in the consolidated statements of cash flows for the years then ended is as follows:

	2003	2004	2005	*2005*
		(millions of yen)		*(thousands of U.S. dollars)*
Cash and due from banks	¥134,783	¥87,785	¥152,792	*$1,425,971*
Due from banks other than the Bank of Japan	(4,481)	(9,635)	(21,239)	*(198,217)*
Cash and cash equivalents	¥130,302	¥78,149	¥131,553	*$1,227,750*

4 Trading Securities

The carrying value of trading securities as of March 31, 2003, 2004 and 2005, and the net holding gain (loss) included in earnings for the years then ended are summarized as follows:

	2003	2004	2005	*2005*
		(millions of yen)		*(thousands of U.S. dollars)*
Carrying value	¥ 33	¥ 19	¥ 12	*$ 118*
Net holding gain (loss)	0	(1)	0	*0*

5 Monetary Assets Held in Trust

The carrying value of monetary assets held in trust for investment purposes as of March 31, 2004 and 2005, was ¥1,509 million and ¥4,235 million ($39,526 thousand). Related unrealized income which was credited to earnings was ¥5 million as of March 31, 2004, and related unrealized loss which was charged to earnings was ¥86 million ($803 thousand) as of March 31, 2005.

6 Securities

Securities as of March 31, 2003, 2004 and 2005, consisted of the following:

	2003	2004	2005	*2005*
	(millions of yen)			*(thousands of U.S. dollars)*
Held-to-maturity securities, at amortized cost:				
Government bonds	¥ —	¥ 14	¥ 14	*$ 131*
Available-for-sale securities:				
Marketable securities, at fair value	412,268	352,833	320,723	*2,993,215*
Securities whose fair value is not readily determinable, at acquisition or amortized cost	10,277	14,518	39,531	*368,931*
	422,547	367,351	360,254	*3,362,147*
Total	¥422,547	¥367,367	¥360,270	*$3,362,301*

The acquisition or amortized cost and the fair value of marketable securities as of March 31, 2003, 2004 and 2005, were as follows:

	March 31, 2003				
	Cost	Fair value	Difference	Gain	Loss
	(millions of yen)				
Held-to-maturity securities:					
Government bonds	¥ —	¥ —	¥ —	¥ —	¥ —
Available-for-sale securities:					
Equities	—	—	—	—	—
Government bonds	227,490	227,543	53	184	131
Municipal bonds	8,691	8,695	3	6	3
Corporate bonds	111,723	111,862	139	183	44
Other	64,224	64,166	(58)	159	217
Total available-for-sale securities	¥412,130	¥412,268	¥ 138	¥ 535	¥ 396

	March 31, 2004				
	Cost	Fair value	Difference	Gain	Loss
	(millions of yen)				
Held-to-maturity securities:					
Government bonds	¥ 14	¥ 14	¥ 0	¥ 0	¥ —
Available-for-sale securities:					
Equities	128	344	216	216	—
Government bonds	171,441	171,150	(291)	53	345
Municipal bonds	114	112	(1)	0	1
Corporate bonds	86,199	86,130	(69)	17	86
Other	94,673	95,096	408	600	192
Total available-for-sale securities	¥352,557	¥352,833	¥ 261	¥ 887	¥ 625

	March 31, 2005				
	Cost	Fair value	Difference	Gain	Loss
	(millions of yen)				
Held-to-maturity securities:					
Government bonds	¥ 14	¥ 14	¥ 0	¥ 0	¥ —
Available-for-sale securities:					
Equities	360	493	132	132	—
Government bonds	186,403	187,278	874	874	—
Municipal bonds	109	110	0	0	—
Corporate bonds	9,303	9,294	(9)	2	11
Other	123,247	123,547	203	804	600
Total available-for-sale securities	¥ 319,424	¥ 320,723	¥ 1,202	¥ 1,815	¥ 612

	March 31, 2005				
	Cost	*Fair value*	*Difference*	*Gain*	*Loss*
	(thousands of U.S. dollars)				
Held-to-maturity securities:					
Government bonds	*$ 131*	*$ 131*	*$ 0*	*$ 0*	*$ —*
Available-for-sale securities:					
Equities	*3,360*	*4,601*	*1,232*	*1,232*	*—*
Government bonds	*1,739,645*	*1,747,811*	*8,157*	*8,157*	*—*
Municipal bonds	*1,017*	*1,027*	*0*	*0*	*—*
Corporate bonds	*86,822*	*86,738*	*(84)*	*19*	*103*
Other	*1,150,229*	*1,153,028*	*1,895*	*7,503*	*5,600*
Total available-for-sale securities	*$2,981,092*	*$2,993,215*	*$11,218*	*$16,939*	*$5,712*

The components of unrealized gain on available-for-sale securities as of March 31, 2003, 2004 and 2005, are summarized as follows:

	2003	2004	2005	*2005*
	(millions of yen)			*(thousands of U.S. dollars)*
Gross valuation difference	¥ 138	¥ 56	¥ 1,202	*$ 11,218*
Deferred tax liabilities	(57)	(22)	(489)	*(4,564)*
Unrealized gain on available-for-sale securities, net of taxes	¥ 80	¥ 33	¥ 713	*$ 6,655*

The carrying value of securities whose fair value is not readily determinable as of March 31, 2003, 2004 and 2005, is summarized as follows:

	2003	2004	2005	*2005*
	(millions of yen)			*(thousands of U.S. dollars)*
Unlisted stocks (excluding stocks traded on the OTC market)	¥ 15	¥ 591	¥ 723	*$ 6,748*
Corporate bonds	9,947	12,020	36,825	*343,677*
Foreign bonds	315	—	—	*—*
Other	—	1,907	1,983	*18,507*
Total	¥10,277	¥14,518	¥39,531	*$368,931*

Proceeds from sales of available-for-sale securities and related realized gain and loss, computed on the moving-average cost method for the years ended March 31, 2003, 2004 and 2005, were as follows:

	2003	2004	2005	*2005*
	(millions of yen)			*(thousands of U.S. dollars)*
Proceeds from sales	¥189,729	¥411,396	¥262,981	*$2,454,326*
Gain on sales	461	885	763	*7,121*
Loss on sales	280	2,125	974	*9,090*

The Bank sold held-to-maturity securities during the year ended March 31, 2003, to reduce its risk-weighted assets under the Bank for International Settlements capital-adequacy requirements. The following table presents the details of the held-to-maturity securities sold during the year ended March 31, 2003:

	2003
	(millions of yen)
Carrying value	¥24,265
Proceeds from sales	24,388
Gain on sales	123

The schedule of contractual maturities of debt securities included in held-to-maturity and available-for-sale securities as of March 31, 2003, 2004 and 2005, is summarized as follows:

	March 31, 2003			
	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
	(millions of yen)			
Bonds:				
Government bonds	¥ 55,848	¥ 127,225	¥ 131	¥ 44,338
Municipal bonds	11	8,679	4	—
Corporate bonds	28,644	81,990	11,176	—
	84,503	217,895	11,312	44,338
Other	5,052	46,335	6,983	—
Total	¥ 89,556	¥ 264,230	¥ 18,296	¥ 44,338

	March 31, 2004			
	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
	(millions of yen)			
Bonds:				
Government bonds	¥ 16,242	¥ 119,755	¥ 127	¥ 35,040
Municipal bonds	5	8	98	—
Corporate bonds	15,814	78,427	3,908	—
	32,061	198,191	4,135	35,040
Other	5,377	53,235	24,568	3,847
Total	¥ 37,438	¥ 251,426	¥ 28,703	¥ 38,887

	March 31, 2005			
	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
	(millions of yen)			
Bonds:				
Government bonds	¥ 35,604	¥ 130,577	¥ —	¥ 21,111
Municipal bonds	—	8	101	—
Corporate bonds	18,700	24,920	2,498	—
	54,304	155,506	2,600	21,111
Other	18,861	50,938	36,613	540
Total	¥ 73,165	¥ 206,445	¥ 39,214	¥ 21,652

	March 31, 2005			
	Within 1 year	*After 1 year through 5 years*	*After 5 years through 10 years*	*After 10 years*
	(thousands of U.S. dollars)			
Bonds:				
Government bonds	*$332,282*	*$1,218,637*	*$ —*	*$197,023*
Municipal bonds	—	*75*	*943*	—
Corporate bonds	*174,522*	*232,571*	*23,313*	—
	506,804	*1,451,293*	*24,265*	*197,023*
Other	*176,024*	*475,390*	*341,699*	*5,040*
Total	*$682,828*	*$1,926,692*	*$365,973*	*$202,072*

7 Loans and Discounted Bills

Loans and discounted bills as of March 31, 2003, 2004 and 2005, consisted of the following:

	2003	2004	2005	*2005*
		(millions of yen)		*(thousands of U.S. dollars)*
Loans on deeds	¥473,910	¥593,771	¥781,652	*$7,294,934*
Loans on bills	50,893	56,036	56,198	*524,488*
Discounted bills	1,532	779	205	*1,916*
Overdrafts	42,230	44,237	30,058	*280,532*
Total	¥568,566	¥694,824	¥868,115	*$8,101,869*

Among loans and discounted bills, the following loans were included:

	2003	2004	2005	*2005*
		(millions of yen)		*(thousands of U.S. dollars)*
Loans to bankrupt borrowers	¥ 4,867	¥ 16,652	¥ 2,546	*$ 23,761*
Past due loans	48,708	32,851	30,429	*283,985*
Loans past due for three months or more	815	16	6	*56*
Restructured loans	22,257	16,850	11,637	*108,605*
	¥ 76,647	¥ 66,370	¥ 44,620	*$ 416,426*

Loans to bankrupt borrowers represent loans which have been placed in non-accrual status due to substantial delinquency or other reasons ("non-accrual loans") and meet certain provisions as stipulated in Article 96, Paragraph 1, Subparagraphs 3 and 4 of the Enforcement Ordinance of the Corporation Tax Law of Japan.

In addition, loans to bankrupt borrowers as of March 31, 2004 and 2005, include Debtor-In-Possession finance in the amount of ¥6,410 million and ¥205 million ($1,913 thousand), respectively, and such amounts are fully secured by pledged collateral.

Past due loans represent non-accrual loans, other than loans to bankrupt borrowers and loans on which the payment of interest has been deferred to assist the restructuring of the borrowers who are experiencing financial difficulties.

Loans past due for three months or more represent loans on which the payment of principal or interest is three months or more past due from the day following the contractual due date. Such loans exclude loans to bankrupt borrowers and past due loans.

Restructured loans represent loans which have been restructured to provide relief to the borrowers by reducing interest rates, rescheduling interest and principal payments, or waiving the claims on borrowers experiencing financial difficulties. Such loans exclude loans to bankrupt borrowers, past due loans and loans past due for three months or more.

A loan participation transaction which transfers substantially all the risks and rewards of the transferred asset is accounted for as a sale of a loan by an originating lender to a participant. The loans which the Bank participated out to participants and accounted for as sales of loans as of March 2003, 2004 and 2005, amounted to ¥12,403 million, ¥8,529 million and ¥1,796 million ($16,762 thousand), respectively. The loans in which the Bank was a participant under loan participation agreements and which the Bank accounted for as loans to obligors amounted to ¥19,902 million, ¥2,200 million and ¥1,335 million ($12,459 thousand) as of March 31, 2003, 2004 and 2005, respectively.

Discounted bills include bankers' acceptances, commercial bills, documentary bills and bills purchased in connection with foreign exchange transactions. Discounted bills are treated as financing transactions rather than as sales. As of March 31, 2003, 2004 and 2005, the face value of discounted bills which can be sold or repledged by the Bank amounted to ¥1,532 million, ¥779 million and ¥205 million ($1,916 thousand), respectively.

Overdraft agreements and loan commitments are agreements under which the Bank and its consolidated subsidiaries are obliged to extend loans up to a prearranged limit unless the customer is in breach of contract. The loan commitments not yet drawn down as of March 31, 2003, 2004 and 2005, totaled ¥82,702 million, ¥108,534 million and ¥113,819 million ($1,062,240 thousand), respectively, of which ¥17,854 million, ¥31,828 million and ¥62,439 million ($582,725 thousand), respectively, related to agreements whose contractual terms were for one year or less or which were unconditionally cancelable at any time.

As the majority of these agreements expire without the right to extend the loans being exercised, the undrawn commitment balance does not affect the future cash flows of the Bank or its consolidated subsidiaries. These agreements usually include provisions which stipulate that the Bank and its consolidated subsidiaries have the right either to refuse the execution of the loans or to reduce the contractual commitments when there is a change in the borrower's financial condition, or when additional assurance of the financial soundness and creditworthiness of a borrower is necessary, or when other unforeseen circumstances arise.

The Bank and its consolidated subsidiaries take various measures to protect their credit. Such measures include obtaining real estate or securities as collateral at the time of entering into the agreements, monitoring a customer's business on a regular basis in accordance with established internal procedures and amending the loan commitment agreements when necessary.

8 Other Assets

Other assets as of March 31, 2003, 2004 and 2005, consisted of the following:

	2003	2004	2005	*2005*
	(millions of yen)			*(thousands of U.S. dollars)*
Domestic exchange settlement account, debit	¥ 352	¥ 409	¥ 2,925	*$ 27,298*
Accrued income	2,137	2,080	2,364	*22,063*
Others	4,500	12,827	4,186	*39,067*
	¥ 6,989	¥15,316	¥ 9,476	*$ 88,438*

9 Premises and Equipment

Premises and equipment as of March 31, 2003, 2004 and 2005, consisted of the following:

	2003	2004	2005	*2005*
	(millions of yen)			*(thousands of U.S. dollars)*
Land	¥12,319	¥10,967	¥ 8,686	*$ 81,072*
Buildings	4,549	4,822	4,676	*43,640*
Equipment	2,824	3,447	3,927	*36,652*
Security deposits	1,961	1,755	2,255	*21,051*
Other	—	21	26	*250*
	21,656	21,015	19,572	*182,666*
Accumulated depreciation	(1,724)	(2,490)	(2,980)	*(27,811)*
Net book value	¥19,931	¥18,524	¥16,591	*$154,847*

10 Borrowed Money

As of March 31, 2003 and 2004, borrowed money included borrowings of ¥2,000 million subordinate to all other debts of the Bank. Such subordinated borrowings as well as other borrowings in the amount of ¥2,400 million as of March 31, 2004, were repaid during the year ended March 31, 2005. The outstanding borrowed money in the amount of ¥3,300 million ($30,798 thousand) as of March 31, 2005, fell due on April 28, 2005, and the remaining outstanding borrowed money in the amount of ¥1,000 million ($9,333 thousand) was extended and is due on October 31, 2005. The weighted average annual interest rates as of March 31, 2003, 2004 and 2005, were 3.30%, 2.18% and 1.10%, respectively.

11 Notes

On March 4, 2004, the Bank issued unsecured subordinated notes amounting to ¥3,000 million, due March 4, 2014, bearing a floating annual interest rate of JPY 6 months LIBOR plus 2.30% from issue date to March 4, 2009, and JPY 6 months LIBOR plus 3.80% from March 4, 2009, to maturity date.

12 Accumulated Depreciation

Accumulated depreciation of premises and equipment at March 31, 2003, 2004 and 2005 was ¥1,724 million, ¥2,490 million and ¥2,980 million ($27,811 thousand), respectively.

13 Other Liabilities

Other liabilities as of March 31, 2003, 2004 and 2005, consisted of the following:

	2003	2004	2005	*2005*
	(millions of yen)			*(thousands of U.S. dollars)*
Domestic exchange settlement account, credit	¥ 173	¥ 185	¥ 497	*$ 4,638*
Income taxes payable	8,063	9,151	5,595	*52,217*
Accrued expenses	3,200	5,664	8,943	*83,462*
Unearned income	2,896	2,805	2,261	*21,101*
Deferred income on purchased loans	15,401	11,856	8,311	*77,564*
Others	11,664	8,408	6,606	*61,652*
	¥41,401	¥38,070	¥32,215	*$300,658*

14 Acceptances and Guarantees

All contingent liabilities arising in the course of compliance with customers' needs involving foreign trading or other transactions are included in "Acceptances and guarantees". A contra account, "Customers' liabilities for acceptances and guarantees," is shown on the asset side representing the Bank's right of indemnification to the customers.

15 Assets Pledged

Assets pledged as collateral as of March 31, 2003, 2004 and 2005, were as follows:

	2003	2004	2005	*2005*
	(millions of yen)			*(thousands of U.S. dollars)*
Assets pledged as collateral:				
Securities	¥64,326	¥23,654	¥24,308	*$226,860*
Loans	—	9,021	6,458	*60,271*
Liabilities secured by the above assets:				
Borrowed money	—	6,700	4,300	*40,131*
Deposits	4,604	594	564	*5,264*

In addition, securities of ¥103,822 million, ¥39,958 million and ¥57,376 million ($535,474 thousand) as of March 31, 2003, 2004 and 2005, respectively, were pledged as collateral principally to clearing organizations for exchange transactions.

16 Shareholders' Equity

The authorized number of shares and outstanding number of shares issued were 560,000 shares and 140,000 shares of common stock, respectively, as of March 31, 2003, 2004 and 2005.

17 Employees' Retirement Pension Plan

The Bank introduced a defined contribution retirement pension plan for employees on April 1, 2004. A related contribution to the plan in the amount of ¥243 million ($2,268 thousand) is included in general and administrative expenses in the accompanying consolidated statements of income.

18 Other Operating Income and Expenses

Other operating income and expenses for the years ended March 31, 2003, 2004 and 2005, consisted of the following:

	2003	2004	2005	2005
	(millions of yen)			*(thousands of U.S. dollars)*
Other operating income:				
Foreign exchange	¥ 270	¥ 213	¥ 309	*$ 2,884*
Profit on investment securities sold	333	873	588	*5,488*
Derivatives	—	—	144	*1,344*
Other	110	1,105	364	*3,397*
Total	¥ 714	¥ 2,193	¥ 1,407	*$ 13,135*
Other operating expenses:				
Loss on investment securities sold	¥ 280	¥ 2,125	¥ 974	*$ 9,090*
Derivatives	249	454	—	—
Other	345	986	1,059	*9,883*
Total	¥ 875	¥ 3,566	¥ 2,033	*$ 18,980*

19 Other Income and Expenses

Other income and expenses for the years ended March 31, 2003, 2004 and 2005, consisted of the following:

	2003	2004	2005	2005
	(millions of yen)			*(thousands of U.S. dollars)*
Other income:				
Gain on recovery of loans	¥ 8,408	¥ 8,790	¥ 6,443	*$ 60,131*
Gain on sale of loans	—	—	1,617	*15,091*
Gain on sale of held-to-maturity securities	123	—	—	—
Gain on sale of certain credit card assets	—	—	803	*7,494*
Gain on sale of premises and equipment	51	505	728	*6,794*
Other	2,709	1,693	3,358	*31,339*
Total	¥11,291	¥10,989	¥12,949	*$120,855*
Other expenses:				
Write-off of loans	¥ 611	¥ 4,395	¥ 4,055	*$ 37,844*
Restructuring related costs	54	870	—	—
Loss on disposal of equipment	435	652	1,141	*10,649*
Other	285	675	541	*5,049*
Total	¥ 1,385	¥ 6,593	¥ 5,739	*$ 53,567*

20 Income Taxes

Income taxes applicable to the Bank and its consolidated subsidiaries comprise corporation tax, inhabitants' taxes and enterprise tax. The major components of deferred tax assets and liabilities at March 31, 2003, 2004 and 2005, are summarized as follows:

	2003	2004	2005	*2005*
	(millions of yen)			*(thousands of U.S. dollars)*
Deferred tax assets:				
Reserve for possible loan losses	¥3,027	¥ 7,708	¥11,012	*$107,772*
Reserve for employees' bonuses	203	348	576	*5,376*
Enterprise tax payable	730	823	447	*4,172*
Net operating loss carryforwards	107	1,020	380	*3,546*
Other	265	489	519	*4,844*
Total deferred tax assets	4,336	10,386	12,935	*120,719*
Less: valuation allowances	(616)	(1,780)	(1,346)	*(12,562)*
Net deferred tax assets	3,720	8,606	11,589	*108,157*
Deferred tax liabilities:				
Unrealized gain on available-for-securities	(57)	(22)	(489)	*(4,564)*
Other	—	(250)	(94)	*(877)*
Total deferred tax liabilities	(57)	(272)	(584)	*(5,450)*
Net deferred tax assets	¥3,662	¥ 8,333	¥11,004	*$102,706*

A reconciliation between the statutory tax rate and effective tax rate reflected in the accompanying consolidated statements of income for the year ended March 31, 2005, is as follows:

Statutory tax rate	40.69%
Unrecognized tax benefits of the loss subsidiaries	1.27
Utilization of tax loss carryforwards of the subsidiaries	(3.68)
Other	(0.47)
Effective tax rate	37.81%

No reconciliation between statutory tax rate and effective tax rate is disclosed for the years ended March 31, 2003 and 2004, as permitted by the Securities and Exchange Law, because the difference between the statutory tax rate and the effective tax rate reflected in the consolidated statement of income was less than 5% of the statutory tax rate.

New legislation was enacted in March 2003 which resulted in the change in the aggregate statutory tax rate from 42.05% to 40.69% effective for years beginning after March 31, 2004.

21 Lease Transactions

The following pro forma amounts represent the acquisition costs, accumulated depreciation and the net book value of leased assets at March 31, 2003, 2004 and 2005, which would have been reflected in the balance sheets if the Bank had accounted for lease transactions as finance leases rather than operating leases:

Property and equipment

	2003	2004	2005	*2005*
	(millions of yen)			*(thousands of U.S. dollars)*
Acquisition costs	¥ 95	¥ 104	¥ 66	*$ 616*
Accumulated depreciation	(32)	(51)	(37)	*(345)*
Net book value	¥ 62	¥ 52	¥ 28	*$ 261*

Interest expense has been included in the calculation of acquisition costs as the lease payables were insignificant in terms of total property and equipment at the end of the year.

The following pro forma amounts represent lease payments and depreciation for the years ended March 31, 2003, 2004 and 2005, which would have been reflected in the consolidated statements of income if lease accounting had been applied to the finance leases currently accounted for as operating leases:

	2003	2004	2005	*2005*
	(millions of yen)			*(thousands of U.S. dollars)*
Lease payments	¥ 18	¥ 19	¥ 12	*$ 112*
Depreciation	18	19	12	*112*

Depreciation of leased assets is computed by the straight-line method over the respective lease terms assuming a nil residual value for these assets.

The following table presents the schedule of future minimum lease payments at March 31, 2005:

	(millions of yen)	*(thousands of U.S. dollars)*
Due within one year	¥ 15	*$ 140*
Due subsequent to one year	21	*196*
Total	¥ 36	*$ 336*

22 Amounts per Share

Diluted net income per share has not been disclosed because the Bank has not issued any potentially dilutive common stock equivalents.

During the year ended March 31, 2003, the Bank adopted a revised accounting standard for earnings per share which went into effect as of April 1, 2002. This standard requires that net income per share be computed by dividing the net income available for distribution to shareholders of common stock by the weighted average number of shares of common stock outstanding during the period, and that the net assets per share be computed by dividing the net assets available for distribution to shareholders of common stock by the number of shares of common stock outstanding as of the balance sheet date.

The underlying data for the calculation of net income per share for the years ended March 31, 2003, 2004 and 2005, are summarized as follows:

	2003	2004	2005	*2005*
	(millions of yen)			*(thousands of U.S. dollars)*
Net income	¥ 12,937	¥ 14,543	¥ 14,570	*$135,983*
Amount not attributable to common stock shareholders:				
Directors' bonuses	56	—	—	—
Net income attributed to common stocks	¥ 12,881	¥ 14,543	¥ 14,570	*$135,983*
Weighted average number of outstanding common stocks	140,000	140,000	140,000	*140,000*

23 Other, Net in Cash Flows

For the year ended March 31, 2003, the use of ¥87,017 million resulted primarily from settlement reimbursements for Tokyo Sowa, Chiba Prefectural Commerce and Industry Credit Cooperative, Tokyo Chuo Credit Cooperative and Tokyo Credit Cooperative business transfers, as well as a decrease in the temporary receipt for the total return swap transaction. For the year ended March 31, 2004, the use of ¥12,781 million resulted primarily from an increased receivable to Century Seoul, settlement reimbursements for Chubu Bank, Ltd., and Chiba Prefectural Commerce and Industry Credit Cooperative business transfers, as well as a decrease in the temporary receipt for the total return swap transaction.

24 Non-Cash Transactions

During the year ended March 31, 2003, the Bank acquired the businesses of Tokyo Credit Cooperative, Tokyo Chuo Credit Cooperative, Chiba Prefectural Commerce and Industry Credit Cooperative and Chubu Bank, Ltd. The related assets and liabilities transferred from these financial institutions were as follows:

	2003 (millions of yen)
Assets:	
Due from banks, exclusive of cash and cash equivalents	¥ 4,948
Securities	7
Loans	44,193
Premises and equipment	1,419
Other assets	420
Customers' liabilities for acceptances and guarantees	228
Total assets	¥ 51,219
Liabilities:	
Deposits	¥ 35,050
Borrowed money	58,900
Other liabilities	11,650
Acceptances and guarantees	228
Total liabilities	¥105,829

On April 1, 2003, the Bank acquired 100% of the shares of common stock of Tokyo City Finance Co., Ltd. and Cash Point Co., Ltd. for ¥20 million. These companies were newly consolidated for the year ended March 31, 2004. Related assets, liabilities and net proceeds from the acquisition are as follows:

	2004 (millions of yen)
Assets:	
Due from banks	¥ 5,283
Securities	56
Loans	7,052
Other assets	8,298
Premises and equipment	204
Total assets, exclusive of cash and cash equivalents	20,895
Liabilities:	
Borrowed money	15,970
Other liabilities	4,607
Reserve for employees' bonuses	32
Negative goodwill	136
Deferred tax liabilities	128
Total liabilities	20,875
Acquisition value of shares	20
Cash and cash equivalents	(2,355)
Net proceeds from acquisition	¥ (2,335)

On January 23, 2004, the Bank acquired 94.37% of the shares of common stock of General Housing Loan Co., Ltd., for ¥1,308 million. The company was newly consolidated for the year ended March 31, 2004. The related assets, liabilities, acquisition value and net payment for the acquisition were as follows:

	2004
	(millions of yen)
Assets:	
Due from banks	¥ 809
Securities	323
Loans	11,554
Other assets	195
Premises and equipment	15
Total assets, exclusive of cash and cash equivalents	12,898
Liabilities:	
Borrowed money	10,904
Other liabilities	113
Reserve for employees' bonuses	11
Other reserves	33
Deferred tax liabilities	83
Negative goodwill	344
Total liabilities	11,490
Minority interest	99
Total liabilities and minority interest	11,590
Acquisition value of shares	1,308
Cash and cash equivalents	0
Net payment for acquisition	¥ 1,307

25 Derivatives

Qualitative Information

Derivatives

To cover transactions with customers designed to meet the customers' need to hedge their exposure to fluctuation in interest rates and foreign exchange rates and to conduct its own asset-liability management ("ALM"), the Bank enters into foreign currency derivative transactions and forward foreign exchange contracts.

(i) Risk

Market and credit risks are primarily the risks inherent in derivative transactions. Market risk is the risk of loss arising from movements in observable market variables. Credit risk relates to the loss which the Bank would suffer if a counterparty failed to meet its contractual obligations due to default.

(ii) Risk management

Derivative transactions are processed in accordance with the Bank's internal rules such as those stipulated in the bylaws of the Treasury Department. The ALM Department monitors risks, primarily market risk and credit risk, on a daily basis and periodically reports to the ALM Committee and to other members of management.

(iii) Additional qualitative information

The notional amounts of interest rate derivatives presented in the section which follows do not reflect the full extent of the actual market or credit risk inherent in these positions.

Quantitative Information

Currency-related products

The following table presents the notional amounts of the currency-related derivatives which are measured at market rates.

Market	Products	2003	2004	2005	*2005*
		Notional amounts			
		(millions of yen)			*(thousands of U.S. dollars)*
OTC	Forward foreign exchange contracts:				
	Short	¥ 35	¥1,415	¥ 82	*$ 765*
	Long	5,364	149	1,194	*11,143*
		¥ 5,399	¥1,564	¥ 1,277	*$ 11,918*

26 Subsequent Events

(1) **Appropriation of retained earnings**—At the Bank's general shareholders' meeting held on June 24, 2005, shareholders ratified the appropriation of retained earnings of the Bank for the year ended March 31, 2005, to pay cash dividends of ¥9,285.71 ($86.66) per common stock, aggregating ¥1,300 million ($12,133 thousand) to the registered shareholders as of March 31, 2005.

(2) **Stock option plan**—At the Bank's general shareholders' meeting held on June 24, 2005, the Bank's stock option plan for directors, officers and employees of the Bank and directors, corporate auditors and employees of its subsidiaries was approved by the shareholders. The plan provided for granting options free of charge to directors, officers, corporate auditors and employees as of June 24, 2005, to purchase 1,400 shares of the Bank's common stock at the determined execution price based on the monthly average market closing price during the preceding month of the issuance date and exercisable during the period from July 1, 2007 until June 30, 2010.

(3) **Income tax assessment**—On June 29, 2005, the Tokyo Regional Tax Bureau (TRTB) completed an audit of the Bank's tax returns for the three fiscal years ended March 31, 2004, and, based on the audit, the Bank received a correction notice from the Azabu Tax Office consisting of an additional ¥8,801 million ($82,137 thousand) in income taxes (including both corporation and local inhabitant taxes) for these periods and ¥1,685 million ($15,726 thousand) in penalties and interest. Most of the assessed tax amount (not including penalties and interest) is attributable to the TRTB's conclusion that the Bank should have accelerated the recognition of income resulting from the amortization of the difference between the book value and the principal amount of loans purchased at a discount for these periods.

Based on its understanding of the relevant Japanese tax laws and interpretations thereof, as well as Japanese accounting rules, the Bank disagrees with this assessment, in particular as it relates to the tax treatment of the amortization income from purchased loans, and has filed a request for reconsideration and partial cancellation of the assessment with the National Tax Tribunal of Japan on August 26, 2005. The Bank has, however, paid the full amount of the assessed taxes and the related penalties and interest except for unbilled interest on inhabitants and enterprise taxes, under protest in order to prevent an increase in potential interest and penalties.

(4) **Potentially uncollectible loans**—Our investigation in mid July 2005 revealed that two of our borrowers, a company and its subsidiary, had previously provided us with false financial documents. As a result, we ordered immediate repayment of loans to these companies on July 20 and 21, 2005. The outstanding balance to the companies in question was ¥6,516 million ($60,812 thousand) against which we had provided a reserve for loan losses of ¥2,175 million ($20,299 thousand) as of March 31, 2005, leaving net exposure of ¥4,341 million ($40,513 thousand).

(5) **Stock split and changes in numbers of authorized and issued shares**—The Bank consummated a five-for-one stock split on September 1, 2005. The stock split increased the number of authorized shares from 560,000 shares to 2,800,000, and the number of issued shares from 140,000 to 700,000. As if the stock split had been made at the beginning of each of the years presented below, net assets per share and net income per share would have been shown below:

	As of and for the year ended March 31,			
	2003	**2004**	**2005**	***2005***
		(yen)		***(U.S. dollars)***
Net assets per share	¥76,505.79	¥88,644.33	¥109,002.33	*$1,017.28*
Net income per share, no dilution	18,402.27	20,776.89	20,815.24	*194.26*
Net income per share, dilution	—	—	—	—